UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

In re: NRG ENERGY, INC., et al.: Debtors.	Chapter 11 Case No. 03-13024 (PCB) (Jointly Administered)

THIS DISCLOSURE STATEMENT APPLIES TO(1):

All Debtors
X	NRG Energy, Inc.

Arthur Kill Power LLC

Astoria Gas Turbine Power LLC

Berrians I Gas Turbine Power LLC

Big Cajun II Unit 4 LLC

Connecticut Jet Power LLC

Devon Power LLC

Dunkirk Power LLC

Huntley Power LLC

Louisiana Generating LLC

Middletown Power LLC

Montville Power LLC

Northeast Generation Holding LLC

LSP-Nelson Energy, LLC

X	NRG Power Marketing Inc.

X	NRG Capital LLC

X	NRG Finance Company I LLC

NRG Central U.S. LLC

NRG Eastern LLC

X	NRGenerating Holdings (No. 23) B.V.

NRG New Roads Holdings LLC

NRG Northeast Generating LLC

NRG South Central Generating LLC

Oswego Harbor Power LLC

Somerset Power LLC

South Central Generation Holding LLC

Norwalk Power LLC

NRG McClain LLC

NRG Nelson Turbines LLC

THIRD AMENDED DISCLOSURE STATEMENT FOR DEBTORS’

SECOND AMENDED JOINT PLAN OF REORGANIZATION PURSUANT TO
CHAPTER 11 OF THE BANKRUPTCY CODE

Matthew A. Cantor

Robert G. Burns
Michael A. Cohen
KIRKLAND & ELLIS LLP
Citigroup Center
153 East 53rd Street
New York, New York 10022-4675
(212) 446-4800
Counsel for the Debtors and Debtors in Possession

Dated: October 10, 2003

      (1) The NRG entities set forth above are the only debtors currently in bankruptcy proceedings, with the exception of LSP-Pike Energy, LLC, which is subject to an involuntary bankruptcy proceeding as set forth more fully in this Disclosure Statement.

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EXHIBITS

Exhibit A	—	Joint Plan of Reorganization
• Exhibit A — Term Sheet
• Exhibit B — Plan Support Agreement
• Exhibit C — Schedule of NRG Public Notes
• Exhibit D — Separate Bank Claims Group
• Exhibit E — Schedule of NRG FinCo Assets
• Exhibit F — Schedule of Definitions
• Exhibit G — [INTENTIONALLY OMITTED]
• Exhibit H — Schedule of Reinstated Guaranty Obligations
• Exhibit I — Xcel Settlement Agreement
• Exhibit J — Schedule of Global Steering Committee
• Exhibit K — Schedule of NRG Undetermined Guaranties
• Exhibit L — Schedule of Cancelled Intercompany Claims
• Exhibit M — Schedule of Reinstated Intercompany Claims
• Exhibit N — Release-Based Amount Agreement
Exhibit B	—	Liquidation Analysis
Exhibit C	—	Projections

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I.

INTRODUCTION

      NRG Energy, Inc., a Delaware corporation (“NRG”), NRG Power Marketing, Inc., a Delaware corporation (“PMI”), NRG Finance Company I LLC, a Delaware limited liability company (“NRG FinCo”), NRGenerating Holdings (No. 23) B.V., a Netherlands private company with limited liability (“NRGenerating”) and NRG Capital LLC, a Delaware limited liability company (“NRG Capital”), as debtors and debtors-in-possession (collectively, the “Debtors”) in chapter 11 cases pending before the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), jointly administered under Case No. 03-13024 (PCB) (the “Chapter 11 Case”), submit this third amended disclosure statement (the “Disclosure Statement”) pursuant to section 1125 of Title 11 of the United States Code (the “Bankruptcy Code”), in connection with solicitation of votes on Debtors’ Second Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code dated October 10, 2003 (including all plan supplements filed after the date hereof, the “Plan”), proposed by the Debtors. A copy of the Plan is attached as Exhibit A to this Disclosure Statement.

      This Disclosure Statement sets forth certain information regarding the Debtors’ prepetition operating and financial history, the events leading up to the commencement of the Chapter 11 Case, significant events that have occurred during the Chapter 11 Case, and the anticipated organization, operations, and financing of the Debtors if the Plan is confirmed and becomes effective. This Disclosure Statement also describes terms and provisions of the Plan, including certain effects of confirmation of the Plan, certain risk factors associated with securities to be issued under the Plan, certain alternatives to the Plan, and the manner in which distributions will be made under the Plan. In addition, this Disclosure Statement discusses the confirmation process and the voting procedures that holders of Claims entitled to vote under the Plan must follow for their votes to be counted.

      Except as otherwise provided herein, capitalized terms used in this Disclosure Statement shall have the definitions ascribed to such terms in the Definitions Schedule, Schedule F to the Plan. Unless otherwise noted herein, all dollar amounts provided in this Disclosure Statement and in the Plan are given in United States dollars.

      The Bankruptcy Court has entered an order approving this Disclosure Statement as containing “adequate information,” i.e., information of a kind and in sufficient detail to enable a hypothetical reasonable investor typical of the holders of Claims or Equity Interests to make an informed judgment about the Plan.

      THE BANKRUPTCY COURT’S APPROVAL OF THIS DISCLOSURE STATEMENT CONSTITUTES NEITHER A GUARANTY OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN NOR AN ENDORSEMENT OF THE MERITS OF THE PLAN BY THE BANKRUPTCY COURT.

      THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES TO, AND CONFIRMATION OF, THE PLAN AND MAY NOT BE RELIED UPON FOR ANY OTHER PURPOSE.

      NO REPRESENTATIONS CONCERNING DEBTORS OR THE VALUE OF THEIR PROPERTY HAVE BEEN AUTHORIZED BY DEBTORS OTHER THAN AS SET FORTH IN THIS DISCLOSURE STATEMENT OR SUBSEQUENT TO A FILING BY DEBTORS UNDER THE BANKRUPTCY CODE. ANY INFORMATION, REPRESENTATIONS OR INDUCEMENTS MADE TO OBTAIN YOUR ACCEPTANCE OF THE PLAN WHICH ARE OTHER THAN OR INCONSISTENT WITH THE INFORMATION CONTAINED HEREIN AND IN THE PLAN SHOULD NOT BE RELIED UPON BY ANY HOLDER OF A CLAIM OR EQUITY INTEREST.

      ALL CREDITORS ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE PLAN (INCLUDING ALL PLAN SUPPLEMENTS) IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN AND THE EXHIBITS AND SCHEDULES

ATTACHED TO THE PLAN AND THIS DISCLOSURE STATEMENT. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE OF THIS DISCLOSURE STATEMENT (OR OTHER DATE REFERRED TO HEREIN), AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THIS DATE.

      THE SECURITIES DESCRIBED HEREIN (WITH THE EXCEPTION OF THE XCEL COMMON STOCK (NYSE: XEL)) WILL BE ISSUED WITHOUT REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY SIMILAR FEDERAL, STATE OR LOCAL LAW, IN RELIANCE ON THE EXEMPTION SET FORTH IN SECTION 1145 OF THE BANKRUPTCY CODE.

      THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN, EXCEPT AS PROVIDED IN SECTION III.D HEREOF. ANY STATEMENT TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THIS DISCLOSURE STATEMENT CONTAINS A SUMMARY OF CERTAIN PROVISIONS OF THE PLAN AND CERTAIN OTHER DOCUMENTS AND FINANCIAL INFORMATION. THE DEBTORS BELIEVE THAT THESE SUMMARIES ARE FAIR AND ACCURATE. THE SUMMARIES OF THE FINANCIAL INFORMATION AND THE DOCUMENTS WHICH ARE ATTACHED HERETO OR INCORPORATED BY REFERENCE ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THOSE DOCUMENTS. IN THE EVENT OF ANY INCONSISTENCY BETWEEN THE DISCLOSURE STATEMENT AND THE PLAN, THE RELEVANT PROVISION OF THE PLAN AS IT RELATES TO SUCH INCONSISTENCY SHALL GOVERN.

      THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE LEGAL, BUSINESS, FINANCIAL OR TAX ADVICE. ANY PERSONS DESIRING ANY SUCH ADVICE OR OTHER ADVICE SHOULD CONSULT WITH THEIR OWN ADVISORS.

      AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS, AND OTHER PENDING, THREATENED OR POTENTIAL LITIGATION OR ACTIONS, THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE AND MAY NOT BE CONSTRUED AS AN ADMISSION OF FACT, LIABILITY, STIPULATION OR WAIVER BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS.

      ALTHOUGH THE DEBTORS HAVE USED THEIR BEST EFFORTS TO ENSURE THE ACCURACY OF THE FINANCIAL INFORMATION PROVIDED IN THIS DISCLOSURE STATEMENT, THE FINANCIAL INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS DISCLOSURE STATEMENT HAS NOT BEEN AUDITED OR REVIEWED BY NRG’S CERTIFIED PUBLIC ACCOUNTANTS.

      THE PROJECTIONS PROVIDED IN THIS DISCLOSURE STATEMENT HAVE BEEN PREPARED BY NRG’S MANAGEMENT. THESE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY MANAGEMENT AT THE TIME PREPARED, MAY NOT BE REALIZED AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, INDUSTRY, REGULATORY, MARKET AND FINANCIAL UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND NRG’S CONTROL. NRG CAUTIONS THAT NO REPRESENTATIONS CAN BE MADE AS TO THE ACCURACY OF THESE PROJECTIONS OR TO NRG’S ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE. FURTHER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THESE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIALLY ADVERSE OR MATERIALLY BENEFICIAL MANNER. THE PROJECTIONS, THEREFORE,

MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR.

      SEE ARTICLE XIV OF THIS DISCLOSURE STATEMENT, “RISK FACTORS,” FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH A DECISION BY A HOLDER OF AN IMPAIRED CLAIM TO ACCEPT THE PLAN.

A.     Parties Entitled to Vote on the Plan

      Under the provisions of the Bankruptcy Code, not all parties in interest are entitled to vote on a chapter 11 plan. Holders of Claims or Equity Interests not impaired by the Plan are deemed to accept the Plan under section 1126(f) of the Bankruptcy Code, and are not entitled to vote. Holders of Claims or Equity Interests impaired by the Plan and receiving no distribution under the Plan are not entitled to vote because they are deemed to have rejected the plan under section 1126(g) of the Bankruptcy Code. For a discussion of these matters, see Article VII, “Voting Procedure” and Article VIII, “Confirmation of the Plan.”

      The following sets forth which classes are entitled to vote on the Plan and which are not:

•	The Debtors are not seeking votes from the holders of Claims in Class 1, “Unsecured Priority Claims”, the holders of Claims in Class 8B, “NRG Reinstated Intercompany Claims”, and the holders of Equity Interests in Class 10, “PMI Common Stock”, because such Classes, and each holder of a Claim or Equity Interest in those Classes, are not impaired under the Plan. Pursuant to section 1126(f) of the Bankruptcy Code, Classes 1, 8B and 10 are conclusively presumed to have accepted the Plan.

•	The Debtors are not seeking votes from the holders of Claims in Class 7, “Unsecured Noncontinuing Debtor Subsidiary Claims”, the holders of Claims in Class 8A, “NRG Cancelled Intercompany Claims”, the holders of Equity Interests in Class 9, “NRG Old Common Stock”, the holders of Claims in Class 11, “Securities Litigation Claims”, and the holders of Equity Interests in Class 12, “Noncontinuing Debtor Subsidiary Common Stock”, because those Claims and Equity Interests are impaired under the Plan and the holders are receiving no distribution on account of such Claims or Equity Interests, as applicable. Such Classes are deemed to have rejected the Plan.

•	The Debtors are soliciting votes to accept or reject the Plan from the holders of Claims as of September 29, 2003 (the record date for voting on the Plan) (the “Voting Record Date”) in Class 2, “Convenience Claims”, Class 3, “Secured Claims against Noncontinuing Debtor Subsidiaries”, Class 4, “Miscellaneous Secured Claims”, Class 5, “NRG Unsecured Claims”, and Class 6, “PMI Unsecured Claims”, because those Claims are impaired under the Plan and the holders are receiving a distribution. The holders of such Claims will have the right to vote to accept or reject the Plan.

      For a detailed description of the Classes of Claims and Equity Interests and their treatment under the Plan, see Section VI.B, “Classification and Treatment of Claims and Equity Interests.”

B.     Solicitation Package

      Accompanying this Disclosure Statement are copies of:

•	the Bankruptcy Court’s order (the “Disclosure Statement Order”), which, among other things, approves this Disclosure Statement as containing adequate information, establishes the voting procedures, schedules a hearing to consider confirmation of the Plan (the “Confirmation Hearing”), and sets the voting deadline and the deadline for objecting to confirmation of the Plan;

•	an order of the SEC approving the Plan pursuant to the Public Utility Holding Company Act of 1935;

•	Committee Support Letter;

•	Notice of non-voting status, which is provided only to the holders of Claims in Classes 1, 7, 8A, 8B, 9, 10, 11 and 12;

•	the Confirmation Hearing Notice; and

•	one or more Ballots and a return envelope (which are provided only to holders of Claims in Classes 2, 3, 4, 5 and 6).

C.     Voting Instructions

      This Disclosure Statement, accompanied by a Ballot to be used for voting on the Plan, is being distributed to holders of Claims in Classes 2, 3, 4, 5 and 6. Only creditors in these Classes are entitled to vote to accept or reject the Plan and may do so by completing the Ballot and returning it in the envelope provided. In light of the benefits of the Plan for each Class of Claims, the Debtors recommend that holders of Claims in each of the Impaired Classes vote to accept the Plan and return the Ballot.

      The Debtors have engaged the Claims Agent and the Balloting Agent (together, the “Agents”) to assist in the voting process. The Agents will answer questions, provide additional copies of all materials and oversee the voting tabulation. The Agents will also process and tabulate Ballots for each Class entitled to vote to accept or reject the Plan.

      The voting deadline is 5:00 p.m., Eastern Time, November 12, 2003 (the “Voting Deadline”)

Claims OTHER than Notes or Credit Facilities	Claims of Noteholders and Credit Facilities

Ballots cast by any claimant OTHER than a Noteholder or Credit Facility claim holder must be received by the Claims Agent by the Voting Deadline at the following address:
NRG Balloting
c/o Kurtzman Carson Consultants LLC
5301 Beethoven Street, Suite 102
Los Angeles, California 90055-7066
If you have any questions on voting procedures, please call the Claims Agent at:
(866) 381-9100 ext. 609 (toll-free)
Ballots will NOT be accepted by facsimile or other electronic means	Master Ballots cast by Nominees on behalf of Noteholders* and Ballots cast by Credit Facility Claim Holders must be received by the Balloting Agent by the Voting Deadline at the following address:
NRG Balloting
c/o Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
If you have any question on voting procedures, please call the Balloting Agent at:

(877) 750-2689 (toll-free)
Nominees (212) 750-5833
Ballots will NOT be accepted by facsimile or other electronic means.
* Beneficial Owner Ballots should be returned to the Nominee in sufficient time for the Nominee to cast a Master Ballot before the Voting Deadline.

      BALLOTS ARE ACCOMPANIED BY RETURN ENVELOPES. IF YOU HAVE A QUESTION CONCERNING THE VOTING PROCEDURES, CONTACT THE APPLICABLE INTERMEDIARY OR AGENT.

      ANY BALLOT WHICH IS PROPERLY EXECUTED BY THE HOLDER OF AN ALLOWED CLAIM OR ANY COMBINATION OF BALLOTS REPRESENTING CLAIMS IN THE SAME CLASS HELD BY THE SAME HOLDER BUT WHICH DOES NOT INDICATE AN ACCEPTANCE OR REJECTION OF THE PLAN OR WHICH INDICATES BOTH AN ACCEPTANCE AND A REJECTION OF THE PLAN SHALL NOT BE COUNTED AS EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN.

      Please follow the specific instructions provided as part of each ballot.

Release Election

      Holders of Claims in Class 5 have the opportunity to participate in the Release Election. Participants in the Release Election will be deemed to have authorized the Agents as well as its Nominee where applicable to submit their Ballot to Xcel for review. In addition any holder of a Note Claim participating in the Release Election will be deemed to have authorized its Nominee to tender its notes (by electronic means) by the Voting Deadline. As a result, these holders will be restricted from trading their Notes following such election.

Reallocation Election

      Holders of Claims in Class 5 and Class 6 have the opportunity to attempt to alter the composition of their distribution under the Plan pursuant to the Reallocation Election more fully described in Section VI.C, regardless of whether such party votes to accept or reject the plan. Parties wishing to participate in the Reallocation Election should follow the detailed instructions for doing so provided with each Ballot. Any holder of a Note Claim electing to participate in the Reallocation Election will be deemed to have authorized its Nominee to tender its Notes (by electronic means) by the Voting Deadline. As a result, these holders will be restricted from trading their Notes following such election.

Nominees

      With respect to holders of Notes Claims in Class 5, the Debtors will deliver Ballots to Nominees.

•	The Nominees should deliver the Ballot and other documents relating to the Plan, including the Disclosure Statement, to each Beneficial Owner of Class 5 Claims and take any action required to enable each such Beneficial Owner to vote the Class 5 Claims held by such Beneficial Owner. With regard to any Ballot returned to the Nominee, in order to have the vote of the Beneficial Owner count, the Nominee must, not later than the Voting Deadline: (a) transfer the requested information from each such Ballot onto the attached Master Ballot, (b) execute the Master Ballot and (c) deliver the Master Ballot to the Balloting Agent listed on the Master Ballot. Nominees must keep any records of the Ballot received from the Beneficial Owner for one year after the Voting Deadline (or such other date as is set by subsequent Bankruptcy Court order). Nominees may be ordered to produce the Ballots to the Bankruptcy Court, the Debtors, or Xcel. The Nominee must attach a copy of the Beneficial Owner Ballot of any holder who elects to Release the Released Parties. If the Nominee does not attach such copies, the release elections WILL NOT COUNT.

•	If a Master Ballot is received after the Voting Deadline, the votes and elections on such Master Ballot will not be counted. The method of delivery of a Master Ballot to be sent to the Balloting Agent is at the election and risk of each entity. Except as otherwise provided herein, such delivery will be deemed made only when the original executed Master Ballot is actually received by the Balloting Agent. Instead of effecting delivery by mail, it is recommended, though not required, that such entities use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. Delivery of a Master Ballot by facsimile, e-mail or any other electronic means will not be accepted. No Ballot should be sent to the Debtor, any indenture trustee, or the Debtor’s financial or legal advisors.

•	Nominees must provide appropriate information for each of the items on the Master Ballot, including, without limitation, identifying the votes to accept or reject the Plan and the elections made by the Beneficial Owners.

•	The Master Ballot must be returned in sufficient time to allow it to be RECEIVED by the Balloting Agent by no later than 5:00 p.m., Eastern Time, on the Voting Deadline.

•	Noteholders wishing to make the Reallocation Election or the Release Election must electronically transmit their securities by causing DTC to transfer the Notes to the Exchange Agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an Agent’s Message to the Exchange Agent. The term “Agent’s Message” means a message transmitted by DTC, received by the Exchange

Agent and forming part of the Book-Entry Confirmation. The “VOI” number must be included in the Master Ballot.

•	The Exchange Agent will establish an account with respect to the Notes for purposes of the Plan, and any financial institution that is a participant in the DTC system may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Exchange Agent’s account in accordance with DTC’s procedure for such transfer. Timely book-entry delivery of the Notes pursuant to the Plan, however, requires a receipt of a Book-Entry Confirmation prior to 4:00 p.m., Eastern time. The Master Ballot together with any other required documents, must be delivered or transmitted to and received by the Balloting Agent prior to 5:00 p.m., Eastern time, on the Voting Deadline. Votes and elections will not be deemed made until such documents are received by the Balloting Agent. Delivery of documents to DTC does not constitute delivery to the Balloting Agent.

      The Debtors will publish the Confirmation Hearing Notice in at least the national edition of The Wall Street Journal, the Star Tribune (Minneapolis-St. Paul) and the St. Paul Pioneer Press, which will contain the Plan Objection Deadline and Confirmation Hearing Date, in order to provide notification to persons who may not otherwise receive notice by mail.

For all Holders:

      By signing and returning a Ballot, each holder of Claims in Classes 2, 3, 4, 5 and 6 will also be certifying to the Bankruptcy Court and the Debtors that no other Ballots with respect to such Claim have been cast or, if any other Ballots have been cast with respect to such Class of Claims, such earlier Ballots are thereby revoked.

      The New NRG Common Stock and New NRG Senior Notes being distributed pursuant to the Plan are not being distributed pursuant to a registration statement filed with the Securities and Exchange Commission or with any securities authority outside of the United States. It is expected that when issued pursuant to the Plan, such New NRG Common Stock and New NRG Senior Notes will be exempt from the registration requirements of the Securities Act by virtue of section 1145 of the Bankruptcy Code and, except with respect to entities deemed to be underwriters, may be resold by the holders thereof subject to the provisions of section 1145, as set forth more fully in Section XI.H hereof.

      By returning a Master Ballot, the voter will be certifying to the Debtors and the Bankruptcy Court among other things that:

•	it has received a copy of the Disclosure Statement, and other Solicitation Materials and has delivered the same to Beneficial Owners;

•	it has received a completed and signed Ballot from each such Beneficial Owner;

•	it is a bank, broker or other nominee (or agent thereof) and is the holder of the securities being voted on behalf of the Beneficial Owners identified on the Master Ballot;

•	it has properly disclosed (a) the number of such Beneficial Owners, (b) the amount of the Notes owned by each such Beneficial Owner, (c) each Beneficial Owner’s respective vote and election concerning the Plan, (d) the customer account, serial number and/or other identification number for each such Beneficial Owner;

•	each such Beneficial Owner has certified to the Nominee that such Beneficial Owner is eligible to elect any of the elections such Beneficial Owner has chosen and that such Beneficial Owner has not submitted any other Ballots for such Class 5 Claims held in other accounts or other names, or, if it has submitted another Ballot held in other accounts or names, that the Beneficial Owner has certified to the undersigned that such Beneficial Owner has cast the same vote for such Class 5 Claims, and the undersigned has identified such other accounts or Owner and such other Ballots;

•	it has been authorized by each such Beneficial Owner to vote on the Plan and to deliver an ATOP instruction in respect of such Beneficial Owner’s Notes to The Depository Trust Company, preventing the transfer of such Notes until such time that the Plan becomes effective or is rejected and to take all necessary actions to ensure that the relevant instruction can be allocated to such Notes, and to execute and deliver any additional documents and/or do all such other things deemed by Debtors to be necessary or desirable to complete the exchange and cancellation of such Notes pursuant to the Plan;

•	it has submitted ATOP instructions to DTC with respect to the securities for which elections are being made;

•	it will maintain the original Beneficial Owner Ballot returned by each Beneficial Owner (whether properly completed or defective) for one year after the Voting Deadline (or such other date as is set by subsequent Bankruptcy Court order) for disclosure to the Bankruptcy Court, the Debtor, or Xcel if so ordered; and

•	for any Beneficial Owner listed that has checked the Release box in Item 3 on their Beneficial Owner Ballot, a true and complete copy of such Ballot is appended to the Master Ballot.

D.     The Confirmation Hearing

      Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on confirmation of the Plan. Section 1128(b) of the Bankruptcy Code provides that any party-in-interest may object to confirmation of the Plan.

      The Bankruptcy Court has scheduled the Confirmation Hearing for November 21, 2003 at 2:30 p.m. Eastern Time (the “Confirmation Hearing Date”) before the Honorable Prudence Carter Beatty, United States Bankruptcy Judge, in the United States Bankruptcy Court for the Southern District of New York, located at Alexander Hamilton Custom House, One Bowling Green, New York, New York 10004. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing or any adjournment thereof.

      Objections to confirmation of the Plan must be filed and served on or before November 12, 2003 at 4:00 p.m. Eastern Time (the “Plan Objection Deadline”) in accordance with the Confirmation Hearing Notice accompanying this Disclosure Statement. UNLESS OBJECTIONS TO CONFIRMATION ARE TIMELY SERVED AND FILED IN COMPLIANCE WITH THE DISCLOSURE STATEMENT ORDER, THEY WILL NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

II.

SUMMARY OF THE PLAN

      The following summary is a general overview only, which is qualified in its entirety by, and should be read in conjunction with, the more detailed discussions, information, and financial statements and notes thereto appearing elsewhere in this Disclosure Statement and the Plan. This Disclosure Statement contains, among other things, descriptions and summaries of provisions of the Plan being proposed by the Debtors. The Debtors reserve the right to modify the Plan consistent with section 1127 of the Bankruptcy Code, Bankruptcy Rule 3019 and the terms of the Plan, the Term Sheet and the Plan Support Agreement.

A.     Overview

      The Plan affects only the following debtor entities:

•	NRG;

•	PMI;

•	NRG FinCo;

•	NRGenerating; and

•	NRG Capital.

      NRG FinCo, NRGenerating and NRG Capital are referred to below and generally in the Plan and this Disclosure Statement as “Noncontinuing Debtor Subsidiaries.”

      It is NRG’s intention to reorganize PMI. The Debtors’ ability to reorganize PMI is contingent on, among other things, PMI’s ability to cease performing its obligations under that certain Standard Offer Service Wholesale Sales Agreement, dated as of October 29, 1999 by and between the Connecticut Light & Power Company (“CL&P”) and PMI (the “CL&P Agreement”) and acceptance of the Plan by PMI’s unsecured creditors. At any time prior to the Confirmation Hearing, the Debtors may determine to remove PMI from the Plan and pursue a liquidation of PMI under a separate chapter 11 plan. Such a determination will not affect the distributions under the Plan with respect to the other entities treated under the Plan.

      In order to facilitate the potential liquidation of PMI, and an orderly transition to a new power marketer to provide fuel supply, power marketing and other services to NRG’s generating facilities, on June 16, 2003, NRG formed a new wholly owned subsidiary called NRG Marketing Services LLC (“NRG Marketing”). NRG Marketing is in the process of qualifying itself to do business in several states and obtaining tax identification numbers. In addition, on June 17, 2003, NRG Marketing filed an application with FERC under Section 205 of the Federal Power Act for authority to sell power at market-based rates. After NRG Marketing receives all necessary qualifications to engage in power marketing activities and establishes the necessary business arrangements with counterparties, including the posting of any necessary collateral, NRG Marketing will be in a position to commence supplying fuel, marketing power and providing other services to NRG’s generating facilities.

      The Plan does not address the reorganization of (i) NRG Northeast Generating LLC (“NRG Northeast”), Arthur Kill Power LLC, Astoria Gas Turbine Power LLC, Connecticut Jet Power LLC, Devon Power LLC, Dunkirk Power LLC, Huntley Power LLC, Middletown Power LLC, Montville Power LLC, Norwalk Power LLC, Oswego Harbor Power LLC, and Somerset Power LLC (collectively, the “Northeast Debtors”) or (ii) NRG South Central Generating LLC (“NRG South Central”), Louisiana Generating, LLC (“Louisiana Generating”), NRG New Roads Holdings LLC and Big Cajun II Unit 4 LLC (collectively, the “South Central Debtors”). The Northeast Debtors, South Central Debtors and other NRG Subsidiaries that have filed petitions under chapter 11 of the Bankruptcy Code but are not parties to this Plan are referred to as “Non-Plan Debtors.”

      NRG has decided to exclude the Non-Plan Debtors from the Plan. A significant factor in this decision is the settlement with Xcel (described more fully in Section IV.E below). Xcel has conditioned its settlement on NRG’s emergence from bankruptcy by December 15, 2003. If NRG does not emerge from bankruptcy by December 15, 2003, Xcel will not make the Xcel Contribution. December 15, 2003 is not an arbitrary date; as described elsewhere in this Disclosure Statement, a significant portion of the cash that Xcel will use to fund the Xcel Contribution would be derived from a worthless stock deduction that Xcel expects to recognize as a result of the loss of its investment in NRG. That loss is anticipated to arise at the time Xcel’s existing NRG common stock is cancelled as part of the Plan. If the plan becomes effective and NRG emerges from bankruptcy in 2003, Xcel would expect to receive a cash refund during the first part of 2004 of taxes paid in 2001 and 2002. By contrast, if NRG emerges from bankruptcy in 2004, no refund would be received until 2005 and the refund, when received, would be significantly smaller. The year’s delay and the smaller cash refund to Xcel would materially limit Xcel’s ability to fund the Xcel Contribution. For this reason, Xcel’s willingness to make the Xcel Contribution is conditioned on NRG emerging from bankruptcy in 2003.

      Given the magnitude of the potential payment from Xcel, it is imperative that NRG secure Plan effectiveness by December 15, 2003. Accordingly, NRG decided to file a separate reorganization plan in order to move ahead as promptly as possible. Given the variety of issues involving the restructuring of the Northeast Debtors and South Central Debtors, it was questionable whether NRG would be able to address the Northeast Debtors and South Central Debtors in the Plan and still emerge from bankruptcy by December 15, 2003. Rather than risk missing the Effective Date deadline and risk forfeiting the Xcel Contribution, NRG decided that the interests of the creditors of the Debtors were best served by omitting the Northeast Debtors and South Central Debtors from the Plan while at the same time, NRG and the Northeast Debtors and South

Central Debtors believe that the decision to omit Northeast Debtors and South Central Debtors from the Plan did not prejudice or harm the interests of the creditors of the Northeast Debtors and South Central Debtors.

      While NRG did make a conscious decision to omit the Northeast Debtors and South Central Debtors from the Plan, it has continued to make substantial progress towards reorganization of the Northeast Debtors and South Central Debtors since the Petition Date, particularly as it relates to the Northeast Notes and the South Central Notes. Certain of the Northeast Noteholders and the South Central Noteholders have formed informal committees, which have in turn retained financial and legal advisors to represent the committees.

      Since the Petition Date, there has been substantial contact by NRG and the South Central Debtors with the South Central Noteholders Committee and its representatives regarding various restructuring alternatives, including a sale of some or all of the South Central assets. In addition, the South Central Debtors have regularly reviewed and discussed all non-ordinary course transactions involving the South Central assets with the South Central Noteholders Committee and its representatives, and have reached an interim arrangement with the South Central Noteholders regarding the use of cash pledged under the South Central Notes.

      There have also been discussions involving a variety of possible alternatives which could lead to a refinancing of the Northeast Notes and/or the South Central Notes. Various investment banks expressing interest in reviewing possible refinancing programs have already commenced due diligence to review each of the projects. While NRG will continue to review its alternatives with regard to possible refinancing of the Northeast Notes and/or the South Central Notes, NRG also believes that there are viable restructuring scenarios which could result in a plan or plans of reorganization that will not impair creditors of either the Northeast Debtors or the South Central Debtors. Accordingly, NRG does not believe that any refinancing of either the Northeast Notes or the South Central Notes is a condition precedent to the successful reorganization of either entity. Rather, NRG, the Northeast Debtors and the South Central Debtors are aggressively pursuing all viable restructuring alternatives to enable them to make an informed decision with regard to a plan of reorganization that maximizes the value of the estate of each of the Northeast Debtors and the South Central Debtors.

      To provide exit financing and to enable the possible refinance of certain debt, NRG is exploring a variety of financing arrangements in which either NRG and/or a subsidiary or subsidiaries of NRG would issue between $1.3 billion and $3.2 billion in new debt. It is likely that any new debt would be a mix of both “bank” debt and “high yield” debt, would be guaranteed by the Reorganized Debtors (other than NRG) and substantially all of the domestic subsidiaries of NRG, would be secured by stock pledges and a lien or liens on substantially all of the assets of NRG and its subsidiaries, and would contain covenants mandating and restricting certain performance by the Reorganized Debtors usual and customary for facilities of this type and amount.

      On August 19, 2003, NRG, NRG Northeast, NRG South Central and NRG Mid-Atlantic Generating LLC, a non-debtor, wholly owned subsidiary of NRG, entered into an agreement with Credit Suisse First Boston (“CSFB”), acting through its Cayman Islands branch, and Lehman Brothers Inc. and Lehman Commercial Paper Inc. (collectively “Lehman”) on the comprehensive terms of a letter engaging CSFB and Lehman to be retained as primary placement agents for a recapitalization financing facility (the “Engagement Letter”), a commitment letter in which CSFB and Lehman agree to function as primary bank arrangers and, in that capacity, access the relevant debt markets for the distribution of debt securities issued pursuant to the recapitalization financing facility (the “Commitment Letter”) and a fee letter specifying fees and expenses to be paid by NRG to CSFB and Lehman in connection with the proposed recapitalization financing facility transactions (the “Fee Letter”, with the Engagement Letter and Commitment Letter, the “Recapitalization Financing Commitments”). A copy of the Commitment Letter or other summary of indicative terms relating to the Recapitalization Financing Commitments will be filed as part of the Plan Supplement.

      Pursuant to the terms of the Commitment Letter, CFSB and Lehman will commit to provide up to $2.215 billion in funds (the “Recapitalization Financing”) to allow NRG to finance its recapitalization upon exiting from the Chapter 11 Cases. The commitments consist of up to a $1.182 billion senior credit term loan and revolving credit facility (the “Senior Credit Facility”) and an interim loan (the “Interim Loan”) of up to

$1.032 billion, which may be replaced by senior second lien notes to be issued by NRG (the “High Yield Notes”).

      On September 10, 2003, the Bankruptcy Court entered an order authorizing NRG, NRG Northeast and NRG South Central to enter into the Recapitalization Financing Commitments and to pay the fees and expenses associated therewith.

      The proceeds of any new debt offering(s) would be used to accomplish some or all of the following: (i) retire the Northeast Notes and South Central Notes; (ii) retire the outstanding long-term debt of one or more continuing non-debtor subsidiaries (including, but not limited to the Mid-Atlantic and Kendall projects); (iii) establish a revolving credit and letter of credit facility for NRG (in lieu of a separate exit facility); and/or (iv) monetize the New NRG Senior Notes. In the event that NRG elects to monetize the New NRG Senior Notes, it would distribute to creditors holding Allowed Claims in Class 5 and Class 6, in cash, when received, their Pro Rata share of the $500 million in proceeds associated therewith, in lieu of the New NRG Senior Notes they would have otherwise received. In addition, to the extent NRG does establish a revolving credit or letter of credit facility, it may enable additional cash to be distributed to creditors holding Allowed Claims in Class 5.

      Because the incurrence of any such financing would be used primarily to retire existing long-term indebtedness at subsidiaries, NRG does not believe that the incurrence of debt under any of the refinancing packages currently under consideration will cause a material change to any of the financial assumptions set forth elsewhere within this Disclosure Statement. The Plan is in no way contingent on the ability of any Debtor to obtain any such refinancing, nor would the failure to obtain any such refinancing have a material adverse impact on the ability of the Debtors to reorganize pursuant to the Plan.

      While there was no final plan of reorganization for any of the Non-Plan Debtors at the early stages of the chapter 11 cases, NRG did file a plan of reorganization for the Northeast Debtors, the South Central Debtors and Berrians I Gas Turbine Power LLC on September 17, 2003. Furthermore, NRG intends to file either separate plans or one or more joint plans of reorganization for the other Non-Plan Debtors as soon as practicable. At this time there is no intention of dismissing the cases of any of the Non-Plan Debtors. At this time there is no intention of converting the cases of any of the Non-Plan Debtors to proceedings under chapter 7 of the Bankruptcy Code. It is the current intention of NRG to maintain the status of NRG Northeast and NRG South Central as subsidiaries of NRG.

      In the course of the Chapter 11 Case, the Debtors and Non-Plan Debtors have endeavored to clearly specify on the face of any order entered by the Court the Debtors or Non-Plan Debtors to which the relief granted in the order applies. In the likely event that the Debtors emerge from chapter 11 before the Non-Plan Debtors:

(i) to the extent an order specifies that the relief applies only to one or more Non-Plan Debtors, as of the Effective Date, the order will remain in full force and effect as to such Non-Plan Debtors, unless and until otherwise ordered by the Bankruptcy Court;

(ii) to the extent an order specifies that the relief applies only to one or more Debtors, as of the Effective Date, the Debtors will no longer be subject to the terms of the order on a prospective basis; and

(iii) to the extent an order specifies that the relief applies to both one or more Debtors and one or more Non-Plan Debtors, as of the Effective Date, the order will remain in full force and effect only as to the Non-Plan Debtors (unless and until otherwise ordered by the Bankruptcy Court), and the Debtors will no longer be subject to the terms of the order on a prospective basis.

      Prior to the Confirmation Date, the Debtors and Non-Plan Debtors reserve all rights to review the relief set forth in any order entered prior to the Effective Date, and to seek any modification or amendment that is necessary to effectuate a bifurcation of the confirmation process and to facilitate the continued administration of the Non-Plan Debtors’ chapter 11 cases and continuing business operations following the Effective Date.

      NRG has guaranteed certain debt of its subsidiaries. Certain guaranties will be reinstated under the Plan and are identified on Schedule H to the Plan. Except as otherwise agreed between NRG and the holder of a guaranty, NRG guaranties not reinstated will be treated under the Plan as unsecured Claims against NRG.

      Attached as Exhibit C to this Disclosure Statement are NRG’s five year consolidated financial projections. See Article XIII for the assumptions used in preparing the projections and additional important notes regarding the projections.

B.     Classification and Treatment of Claims and Equity Interests

      The categories of Claims and Interests listed below classify Allowed Claims and Allowed Equity Interests for all purposes, including voting, confirmation, and distribution pursuant to the Plan.

TYPE OF
CLASS	CLAIM/INTEREST	TREATMENT	VOTING RIGHTS
Class 1	Unsecured Priority Claims	Unimpaired. Each holder of a Class 1 Claim will receive Cash in an amount equal to the Allowed Amount of their Claim.	Not entitled to vote. Deemed to accept.
	Estimated Aggregate Allowed Amount: $—	Estimated Percentage Recovery: 100%

Class 2	Convenience Claims	Impaired. Each holder of an Allowed Claim in Class 2 will receive Cash equal to the amount of such Claim against such Debtor (as reduced, if applicable, pursuant to an election by the holder thereof in accordance with Section 3.4 of the Plan).	Entitled to vote.
	Estimated Aggregate Allowed Amount: $1,710,000	Estimated Percentage Recovery: 100.0%

TYPE OF
CLASS	CLAIM/INTEREST	TREATMENT	VOTING RIGHTS
Class 3	Secured Claims against Noncontinuing Debtor Subsidiaries	Impaired. At the Debtors’ option, the Debtors shall distribute to each holder of a Secured Claim classified in Class 3 (a) the Collateral securing such Allowed Secured Claim, (b) Cash in an amount equal to the proceeds actually realized from the sale, pursuant to section 363(b) of the Bankruptcy Code, of any Collateral securing such Allowed Secured Claim, less the actual costs and expenses of disposing of such Collateral, or (c) such other treatment as may be agreed upon by the Debtors and the holder of such Allowed Secured Claim, on the later of (i) the Effective Date and (ii) the fifteenth Business Day of the first month following the month in which such Claim becomes an Allowed Secured Claim, or as soon after such dates as is practicable. Each holder of an Allowed Claim in Class 3 shall retain the Liens securing such Claim as of the Confirmation Date until the Debtors shall have made the distribution to such holder provided for in Article IV of the Plan.	Entitled to vote
	Estimated Aggregate Allowed Amount: $0	Estimated Percentage Recovery: n.a.

Class 4	Miscellaneous Secured Claims	Impaired. At the Debtors’ option, the Debtors shall distribute to each holder of an Allowed Miscellaneous Secured Claim (a) the Collateral securing such Allowed Secured Claim, (b) Cash in an amount equal to the proceeds actually realized from the sale, pursuant to section 363(b) of the Bankruptcy Code, of any Collateral securing such Allowed Secured Claim, less the actual costs and expenses of disposing of such Collateral, or (c) such other treatment as may be agreed upon by the Debtors and the holder of an Allowed Miscellaneous Secured Claim, on the later of (i) the Effective Date and (ii) the fifteenth Business Day of the first month following the month in which such Claim becomes an Allowed Secured Claim, or as soon after such dates as is practicable. Each holder of an Allowed Claim in Class 4 shall retain the Liens securing such Claim as of the Confirmation Date until the Debtors shall have made the distribution to such holder provided for in Article IV of the Plan.	Entitled to vote
	Estimated Aggregate Allowed Amount: $0	Estimated Percentage Recovery: n.a.

TYPE OF
CLASS	CLAIM/INTEREST	TREATMENT	VOTING RIGHTS
Class 5	NRG Unsecured Claims, including NRG Terminated Guaranty Claims	Impaired. Subject to Section 10.2 of the Plan with respect to the NRG Letter of Credit Claims, each holder of an Allowed Claim in Class 5 will receive its Pro Rata Share of (a) on the Effective Date, the New NRG Senior Notes (subject to allocations to Class 6), (b) on the Effective Date, 100,000,000 shares of New NRG Common Stock, subject to dilution by the Management Incentive Plan and by New NRG Common Stock allocated to Class 6, and (c) if such holder makes the Release Election on its Ballot, Cash equal to its Pro Rata Share of the Release-Based Amount pursuant to the terms of the Release-Based Amount Agreement, provided that if such holder is bound to the Releases set forth in Section 9.3(d) and (g) of the Plan by a Final Order, such holder shall receive Cash equal to its Pro Rata share of the Release-Based Amount.	Entitled to vote
	Estimated Aggregate Allowed Amount: $6,422,439,000	Estimated Percentage Recovery: 50.7%

	This estimated aggregate Allowed amount consists of approximately: $5,156.4 million of bank and bond debt, $371.0 million of Guarantees, $779.0 million of litigation/disputes, and $116.0 million of other Claims.	Assuming a creditor elects to receive the Release-Based Amount and does not participate in the Reallocation Process, 15.2% of the estimated recovery would be paid in New NRG Senior Notes which will be distributed on the Effective Date, 72.8% of the estimated recovery would be paid in New NRG Common Stock which will be distributed on the Effective Date and 12.0% of the estimated recovery would be paid in Cash which will paid in accordance with the Release-Based Amount Agreement.

Class 6	PMI Unsecured Claims	Impaired. On the Effective Date, each holder of an Allowed Class 6 Claim will receive its Pro Rata Share calculated on the aggregate amount of the Allowed Claims in Class 5 and 6 of New NRG Senior Notes and shares of New NRG Common Stock allocated to Class 6 from Class 5.	Entitled to vote
	Estimated Aggregate Allowed Amount: $85,042,000	Estimated Percentage Recovery: 44.6%

TYPE OF
CLASS	CLAIM/INTEREST	TREATMENT	VOTING RIGHTS
Assuming a creditor does not participate in the Reallocation Process, 17.2% of the estimated recovery would be paid in New NRG Senior Notes which will be distributed on the Effective Date and 82.8% of the estimated recovery would be paid in New NRG Common Stock which will be distributed on the Effective Date.

Class 7	Unsecured Noncontinuing Debtor Subsidiary Claims	Impaired. Each holder of an Allowed Class 7 Claim shall receive no distribution under the Plan on account of such Class 7 Claims.	Not entitled to vote. Deemed to reject.
	Estimated Aggregate Allowed Amount: $1,273,048,000	Estimated Percentage Recovery: 0.0%

Class 8A	NRG Cancelled Intercompany Claims (set forth in Exhibit L to the Plan)	Impaired. Each holder of an Allowed Class 8A Claim shall receive no distribution under the Plan on account of such Class 8A Claims.	Not entitled to vote. Deemed to reject.
	Estimated Aggregate Allowed Amount: $2,949,807,000	Estimated Percentage Recovery: 0.0%

Class 8B	NRG Reinstated Intercompany Claims (set forth in Exhibit M to the Plan)	Unimpaired. Each holder of an Allowed Class 8B Claim shall have its Claim reinstated in full on the Effective Date.	Not entitled to vote. Deemed to accept.
	Estimated Aggregate Allowed Amount: $1,159,969,000	Estimated Percentage Recovery: 100.0%

Class 9	NRG Old Common Stock	Impaired. No property will be distributed to or retained by the holders of Allowed Equity Interests in Class 9. On the Effective Date, each and every Equity Interest in Class 9 shall be cancelled and discharged and the holders of Class 9 Equity Interests shall receive no distribution under the Plan on account of such Equity Interests.	Not entitled to vote. Deemed to reject.
	Estimated Aggregate Allowed Amount: $—	Estimated Percentage Recovery: 0.0%

Class 10	PMI Old Common Stock	Unimpaired. NRG shall retain its 100% ownership interest in PMI.	Not entitled to vote. Deemed to accept.
	Estimated Aggregate Allowed Amount: $—	Estimated Percentage Recovery: 100%

TYPE OF
CLASS	CLAIM/INTEREST	TREATMENT	VOTING RIGHTS
Class 11	Securities Litigation Claims	Impaired. Each and every Claim in Class 11 shall be cancelled and discharged and the holders of Class 11 Claims shall receive no distribution under the Plan on account of such Claims.	Not entitled to vote. Deemed to reject.
	Estimated Aggregate Allowed Amount: $—	Estimated Percentage Recovery: 0.0%

Class 12	Noncontinuing Debtor Subsidiary Common Stock	Impaired. As indicated in Section IX.D hereof, the Noncontinuing Debtor Subsidiaries will be liquidated and following the completion of such liquidation, each and every Equity Interest in Class 12 shall be cancelled and discharged and the holders of Class 12 Equity Interests shall receive no distribution under the Plan on account of such Equity Interests.	Not entitled to vote. Deemed to reject.
	Estimated Aggregate Allowed Amount: $—	Estimated Percentage Recovery: 0.0%

III.

GENERAL INFORMATION

A.     Description of NRG’s Business

1. Corporate Structure

      NRG is an energy company, primarily engaged in the ownership and operation of power generation facilities and the sale of energy, capacity and related products in the United States and internationally. NRG is currently an indirect, wholly owned subsidiary of Xcel Energy Inc. (“Xcel”).

2. NRG’s Business

Power Generation

Domestic Assets

      Eastern Region. The Eastern region, comprising investments in the New York Independent System Operator (“NYISO”), New England Power Pool (“NEPOOL”) and Pennsylvania, New Jersey, Delaware and Maryland (“PJM”) markets, is NRG’s largest asset base. As of December 31, 2002, NRG owned approximately 7,040 MW of net generating capacity in the Northeast United States and Canada, primarily in New York, Connecticut and Massachusetts. These generation facilities are diversified in terms of dispatch level (base-load, intermediate and peaking), fuel type (coal, natural gas and oil) and customers.

      NRG’s Northeast facilities are generally competitively positioned within their respective market dispatch levels with favorable market dynamics and locations close to the major load centers in the NYISO and NEPOOL.

      As of December 31, 2002, NRG owned approximately 1,400 MW of net generating capacity in the Mid-Atlantic region of the United States, primarily Delaware, Maryland, Virginia and Pennsylvania. These facilities are primarily coal-type and are diversified in terms of dispatch. These facilities provide interconnect to the PJM market.

      Central Region. As of December 31, 2002, NRG owned approximately 6,400 MW of net generating capacity (including projects under construction) in the Central United States, primarily in Louisiana, Illinois, Mississippi, Missouri, Oklahoma and Texas. NRG’s Central region generating assets consist primarily of its net ownership of power generation facilities in New Roads, Louisiana (the “Cajun Facilities”) and its net ownership of power generation facilities in Kendall and Rockford, Illinois. The Central region also includes the Sterlington, McClain, Bayou Cove, Batesville, Rocky Road, Audrain and Mustang generating facilities.

      NRG’s portfolio of plants in Louisiana and Mississippi comprise the second largest generator in the Southeastern Electric Reliability Council/ Entergy (“SERC/ ETR”) region. The core of these assets are the Cajun Facilities with capacity over 2000 MW of primarily coal-fired assets supported by long-term power purchase agreements with regional cooperatives.

      West Coast Region. As of December 31, 2002, NRG owned approximately 1,230 MW of net generating capacity on the West Coast of the United States, primarily California and Nevada. NRG’s West Coast generation assets consist primarily of a 50% interest in West Coast Power LLC (“West Coast Power”), and a 50% interest in the Saguaro Power Co. (“Saguaro”) generation facility.

      In May 1999, Dynegy Power Corporation (“Dynegy”) and NRG formed West Coast Power to serve as the holding company for a portfolio of operating companies that own generation assets in Southern California. This portfolio currently is comprised of the El Segundo Generating Station, the Long Beach Generating Station, the Encina Generating Station and 17 combustion turbines in the San Diego area. Dynegy provides power marketing and fuel procurement services to West Coast Power, and NRG provides operations and management services. An application for a permit to repower the existing El Segundo site, replacing the retired unit 1 & 2 with 600 MW of new generation has been filed. The permit is in the California Energy Commission (“CEC”) review process, and it is anticipated that the approval will be received by third or forth quarter of 2003.

      NRG’s domestic and North American power generation assets as of September 1, 2003 are summarized in the table below.

			NRG’s
		Net	Percentage
		Owned	Ownership
Name and Location of Facility	Purchaser/Power Market	Capacity	Interest	Fuel Type

Eastern:
Oswego, New York	Niagara Mohawk/NYISO	1,700	100%	Oil/Gas
Huntley, New York	Niagara Mohawk/NYISO	760	100%	Coal
Dunkirk, New York	Niagara Mohawk/NYISO	600	100%	Coal
Arthur Kill, New York	NYISO	842	100%	Gas/Oil
Astoria Gas Turbines, New York	NYISO	614	100%	Gas/Oil
Ilion, New York	NYISO	57	100%	Gas/Oil
Somerset, Massachusetts	Eastern Utilities Associates	160	100%	Coal/Oil/Jet
Middletown, Connecticut	ISO-NE	856	100%	Oil/Gas/Jet
Montville, Connecticut	ISO-NE	498	100%	Oil/Gas
Devon, Connecticut	ISO-NE	401	100%	Gas/Oil/Jet
Norwalk Harbor, Connecticut	ISO-NE	353	100%	Oil
Connecticut Jet Power, Connecticut	ISO-NE	127	100%	Jet
Other — 6 projects	Various	68	Various	Various
Indian River, Delaware	Delmarva/PJM	784	100%	Coal/Oil
Dover, Delaware	PJM	106	100%	Gas/Coal
Vienna, Maryland	Delmarva/PJM	170	100%	Oil
Conemaugh, Pennsylvania	PJM	64	3.72%	Coal/Oil
Keystone, Pennsylvania	PJM	63	3.70%	Coal/Oil
Paxton Creek Cogeneration, Pennsylvania	Virginia Electric & Power	12	100%	Gas

			NRG’s
		Net	Percentage
		Owned	Ownership
Name and Location of Facility	Purchaser/Power Market	Capacity	Interest	Fuel Type

Commonwealth Atlantic	PJM	188	50%	Gas/Oil
James River	PJM	55	50%	Coal
Central Region:
Big Cajun II, Louisiana	Cooperatives/SERC-Entergy	1,489	86.04%	Coal
Big Cajun I, Louisiana	Cooperatives/SERC-Entergy	458	100%	Gas
Bayou Cove, Louisiana	SERC-Entergy	320	100%	Gas
Sterlington, Louisiana	Louisiana Generating	202	100%	Gas
Batesville, Mississippi	SERC-TVA	837	100%	Gas
McClain, Oklahoma	SPP-Southern	400	77%	Gas
Mustang, Texas	Golden Spread Electric Coop	122	25%	Gas
Other — 3 projects	Various	45	Various	Various
Kendall, Illinois	MAIN	1,168	100%	Gas
Rockford I, Illinois	MAIN	342	100%	Gas
Rockford II, Illinois	MAIN	171	100%	Gas
Rocky Road Power, Illinois	MAIN	175	50%	Gas
Audrain, Missouri	MAIN/SERC-Entergy	640	100%	Gas
Other — 2 projects	Various	42	Various	Various
West Coast Region:
El Segundo Power, California	California DWR	335	50%	Gas
Encina, California	California DWR	483	50%	Gas/Oil
Long Beach Generating, California	California DWR	265	50%	Gas
San Diego Combustion Turbines, California	Cal ISO	93	50%	Gas/Oil
Saguaro Power Co., Nevada	Nevada Power	50	50%	Gas/Oil
Other North America:
NEO Corporation, Various	Various	197	71.49%	Various
Energy Investors Funds, Various	Various	11	0.73%	Various

      International Assets

      Historically, the majority of power generating capacity outside of the United States has been owned and controlled by governments. During the past decade, however, many foreign governments moved to privatize power generation plant ownership through sales to third parties and by encouraging new capacity development and refurbishment of existing assets by independent power developers.

      Over the past decade NRG, through foreign subsidiaries, invested in international power generation projects in three distinct markets, Asia Pacific, Europe and Other Americas. During 2002, NRG sold international generation projects with an aggregate total generating capacity of approximately 600 MW. As of March 31, 2003, NRG, through certain foreign subsidiaries, has investments in power generation projects located in Australia, the UK, Germany, South America, India and Taiwan with approximately 3,780 MW total generating capacity. Such NRG foreign subsidiaries are not debtors in the Chapter 11 Case and neither such foreign subsidiaries nor their assets are subject to the jurisdiction of the Bankruptcy Court. NRG currently anticipates that such non-debtor foreign subsidiaries will divest their remaining international generating projects over time, outside of the Chapter 11 proceedings.

      NRG’s international power generation assets as of September 1, 2003 are summarized in the table below.

			NRG’s
		Net	Percentage
		Owned	Ownership
Name and Location of Facility	Purchaser/Power Market	Capacity	Interest	Fuel Type

Asia-Pacific:
Hsin Yu, Taiwan	Industrials	102	60%	Gas
Australia:
Flinders, South Australia	South Australian Pool	760	100%	Coal
Gladstone Power Station, Queensland	Enertrade/Boyne Smelters	630	37.50%	Coal
Loy Yang Power A, Victoria	Victorian Pool	507	25.37%	Coal
Europe:
Enfield Energy Centre, UK	UK Electricity Grid	99	25%	Gas/Oil
Schkopau Power Station, Germany	VEAG/Industrials	400	41.67%	Coal
MIBRAG mbH, Germany	ENVIA/MIBRAG Mines	119	50%	Coal
CEEP Fund, Poland	Industrials	4.5	7.56%	Gas/Coal
Other Americas:
TermoRio, Brazil	Petrobras	520	50%	Gas/Oil
Itiquira Energetica, Brazil	COPEL/Tradener	154	93.3%	Hydro
COBEE, Bolivia	Electropaz/ELF	219	100%	Hydro/Gas
Energia Pacasmayo, Peru	Electroperu/Peruvian Grid	66	100%	Hydro/Oil
Cahua, Peru	Quimpac/Industrials	45	100%	Hydro
Latin Power, Various	Various	52	6.75%	Various

Alternative Energy

      In addition to its traditional power generation facilities discussed above, NRG provides alternative energy through NEO Corporation (“NEO”), one of the largest landfill gas generation companies in the United States, and through its NRG Resource Recovery business division, which processes municipal solid waste as fuel used to generate power.

      NEO Corporation. NEO is a wholly owned subsidiary of NRG that was formed to develop power generation facilities, ranging in size from 1 to 50 MW, in the United States. NEO owns and operates 10 landfill gas collection systems and has 12.1 MW of net ownership interests in related electric generation facilities utilizing landfill gas as fuel. NEO also has 42 MW of net ownership interests in 18 hydroelectric facilities and 109 MW of net ownership interests in five distributed generation facilities including 90 MW of gas-fired peaking engines in California (referred to as the Red Bluff and Chowchilla facilities).

      Resource Recovery Facilities. NRG’s Resource Recovery business is focused on owning and operating alternative fuel/“green power” generation and fuels processing projects. The alternative fuels currently processed and combusted are municipal solid waste (“MSW”), of which more than 90% is processed into refuse derived fuel (“RDF”), urban wood waste (pallets, clean construction debris, etc.), forest industry waste wood (bark, sawmill waste, tree trimmings, etc.), agricultural waste (walnut shells, olive pits, peanut shells, etc.), and non-recyclable waste paper and compost. NRG’s Resource Recovery business has MSW processing capacity of over 4,000 tons per day and generation capacity of 35 MW, of which its net ownership interest is 26 MW. NRG’s Resource Recovery business owns and operates MSW processing and/or generation facilities in Florida, Maine and Minnesota. Resource Recovery also owns and operates NRG Processing Solutions that includes thirteen composting and biomass fuel processing sites in Minnesota, of which three sites are permitted to operate as MSW transfer stations.

      NRG’s significant resource recovery assets as of September 1, 2003 are summarized in the table below.

			NRG’s
			Percentage
Name and Location	Date of		Ownership	Thermal Energy Purchaser/
of Facility	Acquisition	Net Owned Capacity	Interest	MSW Supplier

Newport, MN(2)	1993	MSW: 1,500 tons/day	100%	Ramsey and Washington Counties
Elk River, MN(3)	2001	MSW: 1,275 tons/day	85%	Anoka, Hennepin, and Sherburne Counties; Tri-County Solid Waste Management Commission
Penobscot Energy Recovery, ME	1997	MSW: 590 tons/day	50%	Bangor Hydroelectric Company

(2)	The Newport facilities are related strictly to garbage-sorting facilities.

(3)	For the Elk River facility, NRG 85% interest is related strictly to garbage-sorting facilities.

Thermal and Chilled Water Businesses

      NRG has interests in district heating and cooling systems and steam transmission operations through its subsidiary NRG Thermal LLC. NRG Thermal’s thermal and chilled water businesses have a steam and chilled water capacity of approximately of 1,290 megawatt thermal equivalents (“MWt”).

      NRG Thermal LLC owns five district heating and cooling systems in Minneapolis, Minnesota, San Francisco, California, Pittsburgh, Pennsylvania, Harrisburg, Pennsylvania and San Diego, California. These systems provide steam heating to approximately 600 customers and chilled water to 90 customers. In addition, NRG Thermal LLC owns and operates three projects that serve industrial/government customers with high-pressure steam and hot water, and an 88 MW combustion turbine peaking generation facility and an 18 MW coal-fired cogeneration facility in Dover, Delaware.

      NRG’s thermal and chilled water assets as of September 1, 2003 are summarized in the table below.

			NRG’s
			Percentage
Name and Location	Date of		Ownership	Thermal Energy Purchaser/
of Facility	Acquisition	Net Owned Capacity(4)	Interest	MSW Supplier

NRG Energy Center Minneapolis, MN	1993	Steam: 1,403 mmBtu/hr. (411 MWt) Chilled water: 42,450 tons (149 MWt)	100%	Approx. 100 steam customers and 40 chilled water customers
NRG Energy Center San Francisco, CA	1999	Steam: 490 mmBtu/hr. (144 MWt)	100%	Approx. 185 steam customers
NRG Energy Center Harrisburg, PA	2000	Steam: 490 mmBtu/hr. (144 MWt) Chilled water: 1,800 tons (8 MWt)	100%	Approx. 295 steam customers and 2 chilled water customers

			NRG’s
			Percentage
Name and Location	Date of		Ownership	Thermal Energy Purchaser/
of Facility	Acquisition	Net Owned Capacity(4)	Interest	MSW Supplier

NRG Energy Center Pittsburgh, PA	1999	Steam: 260 mmBtu/hr. (76 MWt) Chilled water: 12,580 tons (44 MWt)	100%	Approx. 30 steam and 30 chilled water customers
NRG Energy Center San Diego, CA	1997	Chilled water: 8,000 tons (28 MWt)	100%	Approx. 20 chilled water customers
NRG Energy Center Rock-Tenn, MN	1992	Steam: 430 mmBtu/hr. (126 MWt)	100%	Rock-Tenn Company
Camas Power Boiler, Washington	1997	Steam: 200 mmBtu/hr. (59 MWt)	100%	Georgia-Pacific Corp.
NRG Energy Center Dover, DE	2000	Steam: 190 mmBtu/hr. (56 MWt)	100%	Kraft Foods Inc.
NRG Energy Center Washco, MN	1992	Steam: 160 mmBtu/hr. (47 MWt)	100%	Andersen Corp., MN Correctional Facility

(4)	Thermal production and transmission capacity is based on 1,000 Btus per pound of steam production or transmission capacity. The unit mmBtu is equal to one million Btus.

NRG Power Marketing

      NRG’s energy marketing subsidiary, PMI, began operations in 1998. PMI provides a full range of energy management services for NRG’s generation facilities in its Eastern and Central regions. These services are provided under bilateral contracts or agency agreements pursuant to which PMI manages the sales and purchases of energy, capacity and ancillary services, procures the fuel (coal, oil and natural gas) and associated transportation and manages the emission allowance credits for these facilities. PMI also engages in power marketing activities for its own account, unrelated to NRG’s generation facilities. PMI has continued to provide these services since NRG lost its investment grade ratings in July 2002, and because of NRG’s credit and liquidity limitations, PMI has scaled back its activities. Since July 2002, PMI has focused primarily on procuring fuel for, and marketing the power from, NRG’s North American generation facilities in the spot and short-term markets, as well as limited power marketing activities for its own account.

Significant Customers

      During 2002, NRG (and its subsidiaries) derived approximately 21.1% of its 2002 revenues from majority owned operations from one customer: NYISO. During 2001, NRG derived approximately 51.5% of its 2001 revenues from majority owned operations from two customers: NYISO (33.9%) and CL&P (17.6%). During 2000, NRG derived approximately 41.6% of its 2000 revenues from majority owned operations from two customers: the NYISO (26.8%) and Connecticut Light and Power Company (14.8%).

Seasonality and Price Volatility

      Annual and quarterly operating results can be significantly affected by weather and price volatility. Since NRG’s peak demand is in the summer months, temperature variations in summer months are generally more significant than variations during winter months. Significant other events, such as the war in Iraq, the precipitous decline in natural gas inventories and productive capacity and reduced hydroelectric capacity due to dry conditions in the Northwest, have all combined to increase fuel and power price volatility.

Source and Availability of Raw Materials

      NRG’s raw material requirements primarily include various forms of fossil fuel energy sources, including oil, natural gas and coal. NRG obtains its oil, natural gas and coal from multiple sources and availability is generally not an issue, although localized shortages can and do occur. The prices of oil, natural gas and coal are subject to macro- and micro-economic forces that can change dramatically in both the short term and the long term. For example, the prices of natural gas and oil were particularly high during the winter of 2002-2003 due to weather volatility and geo-political uncertainty in the Middle East. Oil, natural gas and coal represented approximately 46% of NRG’s cost of operations during the year ended December 31, 2002.

Government Regulation

          Federal Energy Regulation

      The Federal Energy Regulatory Commission (“FERC”) is an independent agency within the Department of Energy that regulates the transmission and wholesale sale of electricity in interstate commerce under the authority of the Federal Power Act. FERC is also responsible for licensing and inspecting private, municipal and state-owned hydroelectric projects. FERC determines whether a public utility qualifies for exempt wholesale generator status under the Public Utility Holding Company Act (“PUHCA”), which was amended by the Energy Policy Act of 1992.

      Federal Power Act. The Federal Power Act gives FERC exclusive rate-making jurisdiction over wholesale sales of electricity and transmission of electricity in interstate commerce. FERC regulates the owners of facilities used for the wholesale sale of electricity and its transmission in interstate commerce as “public utilities” under the Federal Power Act. The Federal Power Act also gives FERC jurisdiction to review certain transactions and numerous other activities of public utilities.

      Under the Federal Power Act, an entity that sells electricity in the wholesale market is a public utility, subject to FERC’s jurisdiction. Public utilities are required to obtain FERC’s acceptance of their rate schedules for wholesale sales of electricity. Because NRG’s operating companies are selling electricity in the wholesale market, such NRG operating companies are deemed to be public utilities for purposes of the Federal Power Act. In most cases, FERC has granted the NRG operating companies the authority to sell electricity at market-based rates. In New England, New York, PJM (Pennsylvania, New Jersey, Maryland, Delaware and parts of the Midwest), the Midwest and California, FERC has established Independent System Operators (“ISOs”) which file market based rate tariffs, subject to FERC approval. These tariffs/market rules dictate how the wholesale markets are to operate and how entities with market based rates shall be compensated within those markets. The ISOs in these regions also control access to, pricing of and the operation of the transmission grid within their footprint. Outside of ISO-controlled regions, NRG is allowed to sell at market based rates as determined by willing buyers and sellers. Access to, pricing for and operation of the transmission grid in such regions is controlled by the local transmission owning utility according to their Pro Forma Open Access Transmission Tariff (“OATT”) filed with and approved by FERC.

      Usually, FERC’s orders which grant the NRG operating companies market-based rate authority reserve the right to revoke or revise the NRG operating companies’ market-based rate authority on a prospective basis if FERC subsequently determines that NRG possesses excessive market power. If the NRG operating companies were to lose their market-based rate authority, such NRG operating companies may be required to obtain FERC’s acceptance of a cost-of-service rate schedule and may become subject to the accounting, record-keeping and reporting requirements that are imposed only on utilities with cost-based rate schedules. It should be noted, however, that NRG does have the right at any time to petition FERC to grant cost of service based rates pursuant to Section 205 of the Federal Power Act.

      Public Utility Holding Company Act. PUHCA provides that any entity that owns, controls or has the power to vote 10% or more of the outstanding voting securities of an “electric utility company,” or a holding company for an electric utility company, is subject to regulation under PUHCA.

      Registered holding companies under PUHCA are required to limit their utility operations to a single, integrated utility system and divest any other operations that are not functionally related to the operation of the utility system. In addition, a company that is a subsidiary of a holding company registered under PUHCA is subject to financial and organizational regulation, including approval by the SEC of certain financings and transactions. Under the Energy Policy Act of 1992, however, FERC can determine that a company engaged exclusively in the business of owning or operating an eligible facility used for the generation of electric energy for sale at wholesale is an “exempt wholesale generator.” Accordingly, it is exempt from PUHCA requirements. In the case of facilities previously operated by regulated utilities, FERC can make an exempt wholesale generator determination only after the state utility commission finds that allowing the facility or facilities to be eligible for exempt wholesale generator status will benefit consumers, is in the public interest, and does not violate state law. Each of NRG’s domestic operating subsidiaries has been designated by FERC as an exempt wholesale generator or is otherwise exempt from PUHCA because it is a Qualifying Facility under the Public Utility Regulatory Policy Act of 1978.

      NRG does not expect to engage in any activities that will subject it to additional regulation under PUHCA. If NRG’s operating companies were to lose their exempt wholesale generator status, NRG would become subject to regulation under PUHCA. It would be difficult for NRG to comply with PUHCA absent a substantial restructuring.

          Environmental and Safety Laws and Regulations

      NRG is subject to a broad range of foreign, provincial, federal, state and local environmental and safety laws and regulations applicable to the development, ownership and operation of its United States domestic and international projects. These laws and regulations impose requirements relating to discharges of substances to the air, water and land, the handling, storage and disposal of hazardous substances and wastes and the cleanup of properties affected by pollutants. These laws and regulations generally require that NRG obtain a number of governmental permits and approvals before construction or operation of a power plant commences and after completion, that its facilities operate in compliance with those permits and applicable legal requirements. NRG could also be held responsible under these laws for the cleanup of pollutants released at its facilities or at off-site locations where it has sent wastes.

      NRG strives at all times to comply with the terms of all environmental and safety laws, regulations, permits and licenses and NRG believes that all of its operating plants are in material compliance with applicable environmental and safety requirements. NRG also does not expect that its liability under environmental laws for the cleanup of contamination at its plants or off-site waste disposal facilities will have a material effect on the results of its operations. There can be no assurance, however, that in the future it will not incur material environmental liabilities, that it will obtain all necessary permits for its operations or that it will operate in full compliance with environmental and safety laws and regulations at all times. In addition, regulatory compliance for the construction of new facilities is a costly and time-consuming process. Intricate and rapidly changing environmental regulations may require major capital expenditures for permitting and create a risk of expensive delays or material impairment of project value if projects cannot function as planned due to changing regulatory requirements or local opposition. Environmental laws have become increasingly stringent over time, particularly with regard to the regulation of air emissions from NRG’s plants, which requires regular major capital expenditures for power plant upgrades and modifications. Therefore, it is NRG’s policy to integrate the consideration of potential environmental impacts into every decision it makes, and by doing so, strive to improve its competitive advantage by meeting or exceeding environmental and safety requirements pertaining to the management and operation of its assets.

     Industry Dynamics

      An unregulated merchant power company in the United States can be characterized in two ways, as a generator or as an energy marketer, with some companies having characteristics of both. In the United States generators are either outgrowths of regulated utilities, developers or are independent aggregators of plants divested by utilities. Generators have grown through acquisitions or the construction of new power plants. Energy marketers have emphasized risk management and trading skills over the ownership of physical assets. Energy deregulation paved the way for development of these companies, with utilities in some regions forced to sell off some of their generating capacity and buy electricity on the wholesale market or through power procurement agreements.

      Both generators and energy marketers prospered in the late 1990’s. Starting in 1999, however, a number of factors began to arise which had a negative effect on the business model for both types of companies. These factors included:

      California — When California restructured its electricity industry in the mid-1990’s, it required utilities to sell generation assets and buy electricity on the wholesale spot market, without the stability of long-term contracts. At the time, California had adequate supplies of power, but the State of California was experiencing unusually high electricity demand growth while new capacity additions were not keeping pace. Supply began to lag behind demand, and previously normal weather gave way to dryer conditions, reducing hydroelectric supply. Shortages and blackouts ensued in 1999 and 2000. Meanwhile, as wholesale electricity prices moved higher, utilities were not allowed to pass higher costs on to consumers under California’s regulatory regime. Utilities were unable to bear the financial burden, Pacific Gas & Electric (“PG&E”) sought chapter 11 protection, and California took over the role of procuring electricity for the utilities. Politicians and others have criticized the electricity generators and the energy merchants, accusing them of improperly manipulating supply, demand and market rules. Merchant power companies in California are now embroiled in protracted litigation with California and private parties.

      Economy — The United States economy, already headed towards a recession by mid-2001, experienced a further decline as a result of September 11, 2001. This, along with a decrease in economically driven electricity demand, exacerbated the drop in stock valuations of the energy merchants. Economies in other regions of the world have suffered problems as well. Moreover, companies with international assets have been subject to severe currency fluctuations.

      Weather — On the whole, the summer of 2001, the winter of 2001/2002 and the summer of 2002 were mild in the United States, thereby reducing seasonal demand. This, together with excessive new construction in many markets, has driven down energy prices significantly.

      Enron — The bankruptcy of Enron has devastated the merchant power industry. The public and political perception created by Enron put a stigma on the industry, drove investors away and increased scrutiny of the industry. Enron also played a key role in the energy trading markets, providing a widely used electronic trading platform that accounted for an enormous amount of trading volume. No other company has stepped in to fill this role, and as a result the electricity markets have become far less efficient and liquid.

      Credit Ratings — The credit rating agencies were sharply criticized for not foreseeing Enron’s problems. As a result, the agencies have scrutinized the rest of the industry, and have tightened their criteria for creditworthiness. The agencies have downgraded most of the industry participants. Many of these downgrades were severe — ratings at times were dropped several notches at once, or dropped more than once in a span of weeks. This has resulted in many energy companies, generators and merchants having non-investment grade credit ratings at this time.

      Oversupply — As wholesale electricity prices and market liquidity increased in the late 1990’s the industry went on a building boom. Through 2001 capital was readily available for the industry, encouraging companies to build new generation facilities. The years 2000 and 2001 saw record megawatt capacity additions in the United States, and record years were on the horizon for 2002 and 2003. Even with steady economic growth, this would have created an oversupply of generation. Limited economic growth and recession have exacerbated the oversupply situation.

     Competition

      The wholesale power industry in the United States is in turmoil. Many of NRG’s competitors have announced plans to scale back their growth, sell assets, and restructure their finances. The results of the wholesale restructuring of the independent power industry are impossible to predict, but they may include consolidation within the industry, the sale or liquidation of certain competitors, the re-regulation of certain markets, and the long-term reduction in new investment into the industry. Under any scenario, however, NRG anticipates that it will continue to face competition from numerous companies in the industry, some of which may have more extensive operating experience, larger staffs, and greater financial resources than NRG presently possesses.

      Many companies in the regulated utility industry, with which the wholesale power industry is closely linked, are also restructuring or reviewing their strategies. Several of these companies are discontinuing their unregulated investments, seeking to divest of their unregulated subsidiaries or attempting to have their regulated subsidiaries acquire their unregulated subsidiaries. This may lead to an increased competition between the regulated utilities and the unregulated power producers within certain markets.

      FERC, however, is attempting to level the competitive playing field between regulated utilities and unregulated energy suppliers by providing open, non-discriminatory access to electricity markets and the transmission grid. In April 1996, FERC issued Orders 888 and 889, requiring all public utilities to file “open access” transmission tariffs that give wholesale generators, as well as other wholesale sellers and buyers of electricity, access to transmission facilities on a non-discriminatory basis. This led to the formation of the ISOs described above. On December 20, 1999, FERC issued Order 2000, encouraging the creation of Regional Transmission Organizations (“RTOs”). Finally, on July 31, 2002, FERC issued its Notice of Proposed Rulemaking regarding Standard Market Design. All three orders were intended to eliminate market discrimination by incumbent vertically integrated utilities and to provide for open access to the transmission grid.

      The full effect of these changes on NRG is uncertain at this time, because in many parts of the United States, it has not been determined how entities will attempt to comply with FERC’s initiatives. At this time, five ISOs have been approved and are operational; New England (“ISO-NE”), NYISO, PJM, Central Midwest (“MISO”), South Central (“SPP”) and in California (“CA ISO”). Two of these ISOs, PJM and MISO, have been found to also qualify as RTOs. Three other entities have also requested that FERC approve their organizations as RTOs: WestConnect (Desert Southwest), RTO West (Pacific Northwest and Rockies) and Setrans (Southeast).

      NRG is also impacted by rule/tariff changes that occur in the existing ISOs. On March 1, 2003, ISO-NE implemented its version of Standard Market Design. This change dramatically modifies the New England market structure by incorporating Locational Marginal Pricing (“LMP” — pricing by location rather than on a New England wide basis). Even though NRG views this change as a significant improvement to the existing market design, NRG still views the market within New England as insufficiently favorable to allow for NRG to recover its costs and earn a reasonable return on investment. NRG remains committed to working with ISO-NE, FERC and other stakeholders to continue to improve the New England market that will make reliance on a cost of service rate unnecessary. While NRG has the right to file for such rate treatment, there are no assurances that FERC will grant such rates in the form or amount that NRG requests.

      On March 25, 2003, FERC issued an order (the “March 25, 2003 Order”) in response to Devon Power LLC’s, Middletown Power LLC’s, Montville Power LLC’s, and Norwalk Power LLC’s (collectively, “NRG New England Subsidiaries”) Joint Motion for Emergency Expedited Issuance of Order by March 17, 2003 in Docket No. ER03-563-000 (the “Emergency Motion”). In the Emergency Motion, the NRG New England Subsidiaries requested that FERC accept the NRG New England Subsidiaries’ reliability must-run agreements and assure the NRG New England Subsidiaries’ recovery of maintenance costs for their New England generating facilities prior to the peak summer season. FERC accepted the NRG New England Subsidiaries’ filing as to the recovery of spring 2003 maintenance costs, subject to refund. FERC’s March 25, 2003 Order authorized ISO-NE to begin collecting these maintenance costs in escrow for the benefit of the NRG New England Subsidiaries as of February 27, 2003. Several intervenors protested the Emergency Motion. FERC will rule on such protests and the other issues raised in the Emergency Motion in a subsequent order.

      In New York, NRG anticipates that the NYISO will implement a demand curve in its capacity market, which will affect capacity pricing. In PJM, NRG is closely following market power mitigation modifications that may significantly impact the revenues achievable in that market by modifying PJM’s price capping mechanisms. The specific potential modifications in New York and PJM are unknown at this time, and it is unclear whether such changes would have a positive or a negative effect on NRG.

      In the Midwest, it is anticipated that Exelon and American Electric Power (“AEP”) will join PJM and will transition to PJM’s LMP market model, although there have been certain regulatory obstacles affecting AEP’s ability to join PJM. This will allow NRG to market capacity and energy from its Chicago area assets more effectively. The other Midwest ISO, MISO, continues its market rule development as it moves toward a PJM LMP styled market. MISO and PJM have signed a Memorandum of Understanding that lays out a common market design that both will employ. It is anticipated that PJM and MISO will operate a common market interface that will allow seamless trading between the two regions. MISO presently has operational control over the transmission facilities located within its footprint.

      In the Southeast, Entergy Corporation and Southern Company continue to support their RTO, Setrans. The future of Setrans is uncertain given the recent loss of the local municipal Santee Cooper Power.

      Finally, in California, CA ISO continues to struggle with market design changes intended to prevent a repeat of past market dis-function. It is unlikely that modifications will be implemented any sooner than 2004. Although numerous stakeholder meetings have been held, the final market design remains unknown at this time. In addition, numerous legislative initiatives in California create uncertainty and risk for NRG. Most significantly, SB39XX mandates that the California Public Utilities Commission (“CPUC”) exercise jurisdiction over the maintenance of power producers. It is unclear at this time where that process will lead.

      Proposals have been introduced in Congress to repeal PUHCA and the Public Utility Regulatory Policies Act of 1978 (“PURPA”), and FERC has publicly indicated support for the PUHCA repeal effort. If the repeal of PURPA or PUHCA occurs, either separately or as part of legislation designed to encourage the broader introduction of wholesale and retail competition, the significant competitive advantages that independent power producers currently enjoy over certain regulated utility companies would be eliminated or sharply curtailed, and the ability of regulated utility companies to compete more directly with independent power companies would be increased. To the extent competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of domestic independent power generation projects may come under increasing pressure. Deregulation may not only continue to fuel the current trend toward consolidation among domestic utilities, but may also encourage the disaggregation of vertically-integrated utilities into separate generation, transmission and distribution businesses.

      In addition, the ISOs who oversee most of the wholesale power markets have in the past imposed, and may in the future continue to impose, price limitations and other mechanisms to address some of the volatility in these markets. For example, the NYISO and CA ISO have imposed price limitations. These types of price limitations and other mechanisms in New York, California, the NEPOOL and elsewhere may adversely impact the profitability of NRG’s generation facilities that sell energy into the wholesale power markets. Finally, the regulatory and legislative changes that have recently been enacted in a number of states in an effort to promote competition are novel and untested in many respects. These new approaches to the sale of electric power have very short operating histories, and it is not yet clear how they will operate in times of market stress or pressure, given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by independent system operators.

     Employees

      At December 31, 2002, NRG had 3,173 employees, approximately 329 of whom are employed directly by NRG and approximately 2,844 of whom are employed by its wholly owned subsidiaries and affiliates. Approximately 1,757 employees are covered by bargaining agreements. NRG has experienced no significant labor stoppages or labor disputes at its facilities.

      NRG has reported information about its business operations in its Annual Report on Form 10-K for the year ended December 31, 2002, which was filed with the Securities and Exchange Commission on March 31, 2003 and in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, which was filed with the Securities and Exchange Commission on May 20, 2003. These filings are available at the SEC’s website at www.sec.gov and at NRG’s website at http://www.nrgenergy.com/investor/index.htm.

B.     Existing Capital Structure of NRG

     1.     NRG

     (a) Bank Debt

      NRG has a $1.0 billion credit facility (the “NRG Unsecured Revolver”) with ABN Amro Bank, N.V., as administrative agent, and various other lending institutions. The NRG Unsecured Revolver matured on March 7, 2003 and is currently fully drawn. As of March 31, 2003, the aggregate outstanding amount under the NRG Unsecured Revolver was $1.0 billion, and there was an aggregate of approximately $48.1 million of accrued and unpaid interest and fees under the NRG Unsecured Revolver.

      NRG also has a $125 million letter of credit facility (the “NRG Letter of Credit Facility”) with Australia and New Zealand Banking Group Limited as agent, and various other financial institutions. The NRG Letter of Credit Facility has a maturity date of November 30, 2004. As of May 14, 2003, the aggregate outstanding amount under the NRG Letter of Credit Facility was $104.6 million and there was an aggregate of approximately $1.5 million of unpaid fees and expenses under the NRG Letter of Credit Facility.

      NRG also has cash collateralized, bilateral letters of credit (the “Bilateral LCs”) with Australia and New Zealand Banking Group Limited. As of May 14, 2003, the aggregate outstanding amount under the Bilateral LCs was $21.8 million and there was an aggregate of approximately $1,350 unpaid fees and expenses under the Bilateral LCs.

(b) Senior Notes

      Between 1996 and 2001, NRG issued the following series of senior notes: (i) $125 million of 7.625% senior notes due February 1, 2006 (the “NRG 06 Senior Notes”); (ii) $250 million of 7.5% senior notes due June 15, 2007 (the “NRG 07 Senior Notes”); (iii) $300 million of 7.5% senior notes due June 1, 2009 (the “NRG 09 Senior Notes”); (iv) $350 million of 8.25% senior notes due September 15, 2010 (the “NRG 10 Senior Notes”); (v) $350 million of 7.75% senior notes due April 1, 2011 (the “NRG 11 Senior Notes”); (vi) $500 million of 8.625% senior notes due April 1, 2031 (the “NRG 31 Senior Notes”); (vii) $340 million of 6.75% senior notes due July 15, 2006 (the “NRG 06 3d Supplemental Indenture Senior Notes”); and (viii) £160 million of 7.97% senior reset notes due March 15, 2020 (the “NRG 20 Senior Reset Notes”).

      For purposes of this Disclosure Statement, the foregoing series of senior notes will be referred to collectively as the “NRG Senior Notes.” As of March 31, 2003, the aggregate outstanding principal amount of the NRG Senior Notes was approximately $2.2 billion, and there was an aggregate of approximately $159.2 million of accrued and unpaid interest on the NRG Senior Notes, excluding the NRG 20 Senior Reset Notes.

(c) Remarketable or Redeemable Securities

      On November 8, 1999, NRG issued $240 million of 8.0% Remarketable or Redeemable Securities due November 1, 2013 with a remarketing date of November 1, 2003 (the “NRG 13 ROARS”). As of March 31, 2003, the aggregate outstanding principal amount of the NRG 13 ROARS was $240 million, and there was an aggregate of approximately $17.9 million of accrued and unpaid interest on the NRG 13 ROARS.

      On March 20, 2000, NRG Pass-Through Trust 2000-1 issued $250 million of 8.70% Remarketable or Redeemable Securities due March 15, 2005 (the “NRG 05 ROARS”). As of March 31, 2003, the aggregate outstanding principal amount of the NRG 05 ROARS was $250 million, and there was an aggregate of approximately $21.4 million of accrued and unpaid interest on the NRG 05 ROARS.

(d) Equity Units

      On March 13, 2001, NRG completed the sale of 11.5 million equity units (symbol: NRZ, the “NRZ Equity Units”) for an initial price of $25 per unit. Each equity unit consists of a corporate unit comprising a $25 principal amount of NRG’s senior debentures (the “NRG 06 Senior Debentures”) and an obligation to acquire shares of NRG Stock no later than May 18, 2004. Subsequent to the exchange offer of June 3, 2002

(detailed in Section IV.A below) whereby Xcel repurchased all of NRG’s outstanding common stock, an agreement was executed that converted the obligation to purchase NRG stock under the debenture issue to an obligation to purchase Xcel Common Stock (NYSE: XEL). The NRG Senior 06 Debentures were issued with original issue discount (“OID”), and are the only securities discussed in this Section III.B.1 that were issued with OID.

      As of March 31, 2003, the aggregate outstanding principal amount of the NRG 06 Senior Debentures was $285.7 million, and there was an aggregate of approximately $11.8 million of accrued and unpaid interest on the NRG 06 Senior Debentures.

      As set forth in Section VI.H of the Term Sheet, the proposed Xcel Settlement Agreement requires that the Confirmation Order confirm that the right and obligation of any holder of an NRZ Equity Unit to purchase the Xcel Common Stock (NYSE: XEL) terminated as of the Petition Date. Pursuant to an order of the Bankruptcy Court dated July 16, 2003 the right and obligation of holders of NRG 06 Senior Debentures to purchase Xcel Common Stock (NYSE: XEL) was deemed to have terminated as of the Petition Date and NRG was directed to instruct the collateral agent to release the debentures pledged in connection with the NRZ Equity Units.

(e) Common Stock

      All the common stock of NRG, comprising one share of NRG common stock and three shares of Class A common stock, is owned by Xcel Energy Wholesale Group, Inc.

2. NRG Finance Company I LLC

      NRG FinCo has a $2.0 billion credit facility (the “NRG FinCo Secured Revolver”) with Credit Suisse First Boston, as Administrative Agent, various other lending institutions party thereto and various NRG-affiliated sub-borrowers. The NRG FinCo Secured Revolver was scheduled to mature on May 8, 2006. On September 16, 2002, the borrowers defaulted on the NRG FinCo Secured Revolver and on November 6, 2002, the lenders accelerated the NRG FinCo Secured Revolver. As of the Petition Date, the aggregate outstanding amount under the NRG FinCo Secured Revolver was approximately $1.081 billion, and there was an aggregate of approximately $58 million of accrued and unpaid interest and commitment fees under the NRG FinCo Secured Revolver. In addition, holders of NRG FinCo Secured Revolver Claims have unsecured recourse Claims against NRG in the amount of $840 million (plus post-petition costs).

3. Consolidated Project-Level Debt

      As of December 31, 2002, NRG had $4.3 billion in consolidated project level debt (not including the debt at NRG FinCo).

      On February 22, 2000, NRG Northeast entered into an indenture and security agreement with The Chase Manhattan Bank and certain guarantors under which the following series of bonds were issued: (i) $320,000,000 of 8.065% Series A bonds due December 15, 2004; (ii) $130,000,000 of 8.842% Series B bonds due June 15, 2015; and (iii) $300,000,000 of 9.292% Series C bonds due December 15, 2024. The foregoing series of bonds are referred to herein collectively as the “Northeast Notes.” As of May 31, 2003, the aggregate outstanding principal amount of the Northeast Notes was $556.5 million, and there was an aggregate of approximately $53.5 million unpaid principal and $23.0 million accrued and unpaid interest on the Northeast Notes.

      On March 30, 2000, NRG South Central entered into an indenture and security agreement with The Chase Manhattan Bank and certain guarantors under which the following series of bonds were issued: (i) $500,000,000 of 8.962% Series A bonds due March 15, 2016 and (ii) $300,000,000 of 9.479% Series B bonds due September 15, 2024. The foregoing series of bonds are referred to herein collectively as the “South Central Notes.” As of May 31, 2003, the aggregate outstanding principal amount of the South Central Bonds was $750.8 million, and there was an aggregate of approximately $25.5 million of unpaid principal and $14.3 million of accrued and unpaid interest on the South Central Notes.

C.	Significant Business and Asset Dispositions

      Over the past year, NRG sold or made arrangements to sell a number of consolidated businesses and equity investments in an effort to reduce its debt. Such dispositions and pending dispositions as of September 1, 2003 are summarized in the chart below.

		Actual or		Amount of
		Anticipated	Net Cash	Consolidated
Asset (Location)	Transaction Description	Closing Date	(Millions)	Debt Retired

Closed Dispositions EDL (Australia)	Sale of NRG’s approx 30% holding	7/25/02	$40.7	$—
Collinsville (Australia)	Sale of NRG’s 50% interest	8/28/02	$4.3	$30.2
Sabine River Works (Sabine River, TX)	Transfer NRG’s 1% and 49% ownership interests in SRW Cogeneration	10/28/02	$—	$96.8
Mt. Poso (Northern CA)	Sale of NRG’s 39.5% interest in Mt. Poso Cogeneration Co.	11/22/02	$9.8	$—
Crockett (Northern CA)	Sale of NRG’s 57.7% interest in Crockett Cogeneration	11/25/02	$65.7	$225.8
Bulo Bulo (Bolivia)	Sale of 60% interest	11/27/02	$20.0	$—
NEO MESI (Kentucky)	Transfer of 50% interest for forgiveness of all outstanding liabilities and share of future fuel cell management fee	11/1/02	$—
Cespel (Hungary)	Sale of NRG’s 100% interest	12/9/02	$108.5	$188.1
Entrade (Czech Republic)	Sale of NRG’s 100% interest	12/13/02	$22.8	$—
Kingston Cogen Limited Partnership (Ontario)	Sale of 25% interest (Sale for $25.5 Canadian => $16.17 US), including $3.3 MM of additional dividends	12/20/02	$19.5	$19.0
ECKG (Czech Republic)	Sale of NRG’s 44.5% interest	1/10/03	$64.5	$97.6
Brazos Valley (Texas)	Transfer of project to project banks		$—	$119.8
Killingholme (England)	Transfer of project to project banks	1/31/03	$—	$348.3
NEO Landfill Gas and Minn. Methane (Various)	Hudson United Bank Foreclosure	5/7/03	$—	$27.7
Kondapalli (India)	Sale of 30% equity interest	5/30/03	$24.0	$—
Mustang (Texas)	Sale of 25% equity interest	7/7/03	$13.5	$40.1
Langage (England)	Sale of NRG’s 100% interest	8/5/03	$3.2	$—

		Closed Total	$396.5	$1,193.4

		Actual or		Amount of
		Anticipated	Net Cash	Consolidated
Asset (Location)	Transaction Description	Closing Date	(Millions)	Debt Retired

Pending Dispositions
Central San Antonio Libertador Gas Turbine Package	Sale of NRG’s turbines	9/10/03	$70.8	$—
Loy Yang (Australia)	Sale of NRG’s 25.4% interest	9/12/03	$31.0	$493.6
McClain (Oklahoma)	Sale of NRG’s 77% interest	12/31/03	$—	$156.5

		Pending Total	$101.8	$650.2

D.     Regulatory Issues

      In the past year, regulators have given ISOs and other regulated parties greater flexibility in demanding credit assurances from customers and other market participants. During the downturn in NRG’s business, certain ISOs have demanded cash collateral and other credit assurances.

      The Plan must be approved by the SEC prior to its becoming effective. As subsidiaries of a registered holding company (Xcel) under PUHCA, any reorganization plan for NRG or NRG Subsidiaries must be approved by the SEC prior to such plan becoming effective. Furthermore, each solicitation of any consent in respect of any reorganization plan must be accompanied or preceded by a copy of a report on the plan made by the SEC, or an abstract thereof made or approved by the SEC. Included in the solicitation materials is the SEC’s report or order related to the Plan. NRG does not appear to qualify for any exceptions or exemptions from these provisions of PUHCA. Upon implementation of the Plan and Term Sheet as proposed, Xcel will no longer own stock in NRG. As such, NRG will no longer be subject to restrictions imposed by PUHCA, unless another public utility holding company becomes a substantial shareholder of NRG.

E.	Recent Financial Results

      On March 31, 2003, NRG reported a net loss of $3,464.3 million for the fiscal year ended December 31, 2002. This loss was in large part the result of the conditions explored more fully above in Section III.A.2 under “Industry Dynamics,” and includes specific losses due to: (i) reductions in domestic energy and capacity sales and an overall decrease in power pool prices and related spark spreads (the monetary difference between the price of power and fuel cost), (ii) the establishment of an additional reserve for uncollectible receivables in California by West Coast Power, which reduced NRG’s equity earnings by approximately $58.5 million on a pre-tax basis, (iii) impairments on a number of NRG assets due to the credit rating downgrades, defaults under certain credit agreements, increased collateral requirements and reduced liquidity resulting in pre-tax charges related to continuing operations of approximately $2,544.8 million during 2002, (iv) net losses on sales and write-downs of equity method investments of approximately $196.2 million and (v) expenses of approximately $111.3 million in 2002 for costs related to its financial restructuring, including expenses for financial and legal advisors, contract termination costs, employee separation and other restructuring activities.

      On August 14, 2003, NRG reported net loss of $608.4 million in its unaudited financial statements reported on Form 10-Q for the three month period ended June 30, 2003. This net loss figure represents losses of approximately $1.5 million from discontinued operations (net of income taxes) for the three month period ended June 30, 2003, combined with approximately $606.9 million of loss from continuing operations for such three month period.

      NRG has reported its year end 2002 financial results in its Annual Report on Form 10-K for the year ended December 31, 2002, which was filed with the Securities and Exchange Commission on March 31, 2003 and has reported its financial results on Forms 10-Q for the quarters ended March 31, 2003 and June 30, 2003, which were filed with the Securities and Exchange Commission on May 20, 2003 and August 14, 2003, respectively. These filings are, and any filings made after the date hereof will be, available at the SEC’s website at www.sec.gov and at NRG’s website at http://www.nrgenergy.com/investor/index.htm.

      On April 14, 2003, NRG Northeast reported a net loss of $171.9 million on operating revenues of $693.9 million in its audited financial statements reported on Form 10-K for the fiscal year ended December 31, 2002. On August 14, 2003, NRG Northeast reported net loss of $286.2 million on operating revenues of $163.2 million in its unaudited financial statements reported on Form 10-Q for the three month period ended June 30, 2003.

      On April 14, 2003, NRG South Central reported net income of $3.9 million on operating revenues and equity earnings of $396.7 million in its audited financial statements reported on Form 10-K for the fiscal year ended December 31, 2002. On August 14, 2003, NRG South Central reported net loss of $1.1 million on operating revenues and equity earnings of $92.6 million in its unaudited financial statements reported on Form 10-Q for the three month period ended June 30, 2003.

F.     Legal Proceedings

      Through September 1, 2003, the Debtors and other NRG subsidiaries and affiliates (collectively, the “NRG Entities”) were involved in the following material legal proceedings. The NRG Entities are vigorously defending themselves in each of these matters. Certain of the proceedings set forth below are stayed under the automatic stay provisions of section 362 of the Bankruptcy Code. Claims arising from these proceedings will be treated in accordance with the Plan.

California Wholesale Electricity Litigation and Related Investigations

People of the State of California ex. rel. Bill Lockyer, Attorney General, v. Dynegy, Inc. et al., United States District Court, Northern District of California, Case No. C-02-O1854 VRW; United States Court of Appeals for the Ninth Circuit, Case No. 02-16619.

      This action was filed in state court on March 11, 2002. It alleges that the defendants violated California Business & Professions Code § 17200 by selling ancillary services to CA ISO, and subsequently selling the same capacity into the spot market. The Attorney General seeks injunctive relief as well as restitution, disgorgement and civil penalties.

      On April 17, 2002, the defendants removed the case to the United States District Court in San Francisco. Thereafter, the case was transferred to Judge Vaughn Walker, who is also presiding over various other “ancillary services” cases brought by the California Attorney General against other participants in the California market, as well as other lawsuits brought by the Attorney General against these other market participants. NRG has tolling agreements in place with the Attorney General with respect to such other proposed claims against it.

      The Attorney General filed motions to remand, which the defendants opposed in July of 2002. In an Order filed in early September 2002, Judge Walker denied the remand motions. The Attorney General has appealed that decision to the United States Court of Appeal for the Ninth Circuit, and the appeal is pending. The Attorney General also sought a stay of proceedings in the district court pending the appeal, and this request was also denied. A “Notice of Bankruptcy Filing” respecting NRG was filed in the Ninth Circuit and in the District Court in mid-December 2002. The Attorney General asserted that the “police power” exception to the automatic stay is applicable here. Judge Walker agreed with the Attorney General on this issue. In a lengthy opinion filed March 25, 2003, Judge Walker dismissed the Attorney General’s action against NRG and Dynegy with prejudice, finding it was barred by the filed rate doctrine and preempted by federal law. The Attorney General filed a Notice of Appeal, and the appeal was argued in August 2003 and also is pending.

      A “Notice of Bankruptcy Filing” respecting NRG was filed in the Ninth Circuit and in the United States District Court in San Francisco in mid-December 2002. The Attorney General filed a paper asserting that the “police power” exception to the automatic stay is applicable here. In the order granting the motions to dismiss, the district court agreed with the Attorney General on this issue. A further such Notice was filed in the Ninth Circuit shortly after NRG’s voluntary chapter 11 petition was filed. NRG is unable at this time to accurately estimate the damages sought by the Attorney General against NRG and its affiliates, or predict the outcome of the case.

Public Utility District of Snohomish County v. Dynegy Power Marketing, Inc et al., Case No. 02-CV-1993 RHW, United States District Court, Southern District of California (part of MDL 1405).

      This action was filed against Dynegy, NRG, Xcel and several other market participants in the United States District Court in Los Angeles on July 15, 2002. The complaint alleges violations of the California Business & Professions Code § 16720 (the Cartwright Act) and Business & Professions Code § 17200. The basic claims are price fixing and restriction of supply, and other market “gaming” activities.

      The action was transferred from Los Angeles to the United States District Court in San Diego and was made a part of the Multi-District Litigation proceeding described below. All defendants filed motions to dismiss and to strike in the fall of 2002. In an Order dated January 6, 2003, the Honorable Robert Whaley, a federal judge from Spokane sitting in the United States District Court in San Diego, pursuant to the Order of the MDL Panel, granted the motions to dismiss on the grounds of federal preemption and filed-rate doctrine. The plaintiffs have filed a notice of appeal, and the appeal is pending.

In re: Wholesale Electricity Antitrust Litigation, MDL 1405, United States District Court, Southern District of California, pending before Honorable Robert H. Whaley. The cases included in this proceeding are as follows:

1. Pamela R Gordon, on Behalf of Herself and All Others Similarly Situated v Reliant Energy, Inc. et al., Case No. 758487, Superior Court of the State of California, County of San Diego (filed November 27, 2000).

2. Ruth Hendricks, On Behalf of Herself and All Others Similarly Situated and On Behalf of the General Public v. Dynegy Power Marketing, Inc. et al., Case No. 758565, Superior Court of the State of California, County of San Diego (filed November 29, 2000).

3. The People of the State of California, by and through San Francisco City Attorney Louise H. Renne v. Dynegy Power Marketing, Inc. et al., Case No. 318189, Superior Court of California, San Francisco County (filed January 18, 2001).

4. Pier 23 Restaurant, A California Partnership, On Behalf of Itself and All Others Similarly Situated v PG&E Energy Trading et al., Case No. 318343, Superior Court of California, San Francisco County (filed January 24, 2001).

5. Sweetwater Authority, et al. v. Dynegy Inc. et al., Case No. 760743, Superior Court of California, San Diego County (filed January 16, 2001).

6. Cruz M Bustamante, individually, and Barbara Matthews, individually, and on behalf of the general public and as a representative taxpayer suit, v. Dynegy Inc. et al., inclusive. Case No. BC249705, Superior Court of California, Los Angeles County (filed May 2, 2001).

      These cases were all filed in late 2000 and 2001 in various state courts throughout California. They allege unfair competition, market manipulation, and price fixing. All the cases were removed to the appropriate United States District Courts, and were thereafter made the subject of a petition to the Multi-District Litigation Panel (Case No. MDL 1405). The cases were ultimately assigned to Judge Whaley. Judge Whaley entered an order in 2001 remanding the cases to state court, and thereafter the cases were coordinated pursuant to state court coordination proceedings before a single judge in San Diego Superior Court. Thereafter, Reliant Energy and Duke Energy filed cross-complaints naming various Canadian, Mexican and United States government entities. Some of these defendants once again removed the cases to federal court, where they were ultimately again assigned to Judge Whaley. The defendants filed motions to dismiss and to strike under the filed-rate and federal preemption theories, and the plaintiffs challenged the district court’s jurisdiction and sought to have the cases remanded to state court. In December 2002, Judge Whaley issued an opinion finding that federal jurisdiction was absent in the district court, and remanding the cases to state court. Duke Energy and Reliant Energy have filed a notice of appeal with the Ninth Circuit, and also sought a stay of the remand pending appeal. The stay request was denied by Judge Whaley. On February 20, 2003, however, the Ninth Circuit stayed the remand order and accepted jurisdiction to hear the appeal of Reliant Energy and Duke Energy on the remand order. NRG is not active in the appeal, which remains pending. Submission of briefs for the Ninth Circuit appeal is now in progress. A “Notice of Bankruptcy Filing” respecting NRG has also been filed in this action, providing notice of the involuntary petition.

“Northern California” cases against various market participants, not including NRG (part of MDL 1405).

      These include the Millar, Pastorino, RDJ Farms, Century Theatres, EI Super Burrito, Leo’s, J&M Karsant, and the Bronco Don cases. NRG was not named in any of these cases, but in virtually all of them, either West Coast Power or one or more of the operating LLC’s with which NRG is indirectly affiliated is named as a defendant. These cases all allege violation of Business & Professions Code § 17200, and are similar to the various allegations made by the Attorney General. Dynegy is named as a defendant in all these actions, and Dynegy’s outside counsel is representing both Dynegy and the West Coast Power entities in each of these cases. These cases all were removed to federal court, made part of the Multi-District Litigation, and denied remand to state court. In late August 2003, Judge Whaley granted the defendants’ motions to dismiss in these various cases.

“Pacific Northwest” cases: Symonds v. Dynegy Power Marketing et al., United States District Court, Western District of Washington, Case No. CV02-2552; Lodewick v. Dynegy Power Marketing et al., Oregon Circuit Court Case No. 0212-12771.

      NRG is represented in these matters by Thomas Nelson of Portland. Lodewick was removed to federal court, and both cases were briefly the subject of MDL 1533. In early May, plaintiffs in both cases requested voluntary dismissal of the actions.

Bustamante v. McGraw-Hill Companies Inc., et al., No. BC 285598, California Superior Court, Los Angeles County

      This putative class action lawsuit was filed on November 20, 2002. In addition to naming WCP-related entities as defendants, numerous industry participants are named in this lawsuit that are unrelated to WCP or NRG. The complaint generally alleges that the defendants attempted to manipulate gas indexes by reporting false and fraudulent trades. Named defendants in the suit are the LLCs established by WCP for each of its four plants: El Segundo Power, LLC; Long Beach Generation, LLC; Cabrillo Power I LLC; and Cabrillo Power II LLC. NRG is not named as a defendant. The complaint seeks restitution and disgorgement of “ill-gotten gains”, civil fines, compensatory and punitive damages, attorneys’ fees, and declaratory and injunctive relief. The plaintiff recently filed an amended complaint.

      Dynegy has agreed with NRG that it will indemnify and hold harmless the named defendants in the Bustamante lawsuit, as well as NRG, from any civil fines, compensatory damages, punitive damages, costs, and fees that may be entered pursuant to either a final judgment or a settlement of claims. Dynegy has also agreed that it will pay all costs and attorneys’ fees associated with the defense of the named defendants in the Bustamante lawsuit, as well as any defense costs for NRG.

      Jerry Egger, et al. v. Dynegy Inc., et al., Case No. 809822, Superior Court of California, San Diego County (filed May 1, 2003). This case was filed on May 1, 2003 in San Diego Superior Court alleging violation of California’s: antitrust law, Business and Professions Code, and unlawful and unfair business practices. The named defendants include West Coast Power, Cabrillo II, El Segundo Power and Long Beach Generation. This case now has been removed to the U.S. District Court, and the defendants have moved to have this case included as Multi-District Litigation along with the above referenced cases before Judge Walker.

      With the exception of People of the State of California ex. rel. Bill Lockyer, Attorney General, v. Dynegy, Inc. et al, all of the above California actions are presently stayed as to NRG under the automatic stay provisions of section 362 of the Bankruptcy Code.

Investigations

FERC — California Market Manipulation

      FERC has an ongoing “Investigation of Potential Manipulation of Electric and Natural Gas Prices,” which involves hundreds of parties and substantial discovery. In June, 2001, FERC initiated proceedings related to California’s demand for $8.9 billion in refunds from power sellers who allegedly inflated wholesale prices during the energy crisis. Hearings have been conducted before an administrative law judge who issued an opinion in late 2002. The administrative law judge stated that after assessing a refund of $1.8 billion for “unjust and unreasonable” power prices between October 2, 2000 and June 20, 2001, power suppliers were owed $1.2 billion because the State was holding funds owed to suppliers.

      In August, 2002, the Ninth U.S. Circuit Court of Appeals granted a request by the Electricity Oversight Board, CPUC, and others, to seek out and introduce to FERC additional evidence of market manipulation by wholesale sellers. This decision resulted in FERC ordering an additional 100 days of discovery in the refund proceeding, and also allowing the relevant time period for potential refund liability to extend back an additional nine months, to January 1, 2000.

      On December 12, 2002, FERC Administrative Law Judge Birchman issued a Certification of Proposed Findings on California Refund Liability in Docket No. EL00-95-045 et al., which determined the method for the mitigated energy market clearing price during each hour of the refund period. On March 26, 2003, FERC issued an Order on Proposed Findings on Refund Liability in Docket No. EL00-95-045 (“Refund Order”), adopting, in part, and modifying, in part, the Proposed Findings issued by Judge Birchman on December 12, 2002. In the Refund Order, FERC adopted the refund methodology in the Staff Final Report on Price Manipulation in Western Markets issued contemporaneously with the Refund Order in Docket No. PA02-2-000. This refund calculation methodology makes certain changes to Judge Birchman’s methodology, because of FERC Staff’s findings of manipulation in gas index prices. This could materially increase the estimated refund liability. The Refund Order also directs generators that want to recover any fuel costs above the mitigated market clearing price during the refund period to submit cost information justifying such recovery within forty (40) days of the issuance of the Refund Order. FERC announced in the Refund Order that it expects that refunds will be paid by suppliers by the end of summer 2003.

California Attorney General

      In addition to the litigation it has undertaken described above, the California Attorney General has undertaken an investigation entitled In the Matter of the Investigation of Possibly Unlawful, Unfair, or Anti-Competitive Behavior Affecting Electricity Prices in California. In connection with this investigation, the Attorney General has issued subpoenas to Dynegy, served interrogatories on Dynegy and NRG, and informally requested documents and interviews from Dynegy and Dynegy employees as well as NRG and NRG employees. NRG responded to the interrogatories last summer, with the final set of responses being served on September 3, 2002. NRG has also produced a large volume of documentation relating to the West Coast Power plants. In addition, NRG employees in California have sat for informal interviews with representatives of the Attorney General’s office. Dynegy employees have also been interviewed.

      Although any evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss in the above-referenced private actions and various investigations cannot be made at this time, NRG notes that the Gordon complaint alleges that the defendants, collectively, overcharged California ratepayers during 2000 by $4.0 billion. NRG knows of no evidence implicating NRG in plaintiffs’ allegations of collusion. NRG cannot predict the outcome of these cases and investigations at this time.

Fortistar Capital Inc. v. NRG Energy, Inc., Hennepin County District Court

      On July 12, 1999, Fortistar Capital Inc. sued NRG in Minnesota state court. The complaint sought injunctive relief and damages of over $50 million resulting from NRG’s alleged breach of a letter agreement with Fortistar relating to the Oswego power plant. NRG asserted counterclaims. After considerable litigation, the parties entered into a conditional, confidential settlement agreement, which was subject to necessary board and lender approvals. NRG was unable to obtain necessary approvals. Fortistar has moved the court to enforce the settlement, seeking damages in excess of $35 million plus interest and attorneys’ fees. NRG opposed Fortistar’s motion on the grounds that conditions to contract performance have not been satisfied. In July 2003, Fortistar purported to withdraw its motion without prejudice and sought relief from stay at the Bankruptcy Court to liquidate its bankruptcy claim by trying the action in the Minnesota State Court. The Bankruptcy Court denied Fortistar’s relief from stay motion and Fortistar is now seeking relief and review at the United States District Court for the Southern District of New York. NRG cannot predict the outcome of this dispute.

Fortistar RICO Claims/ Indemnity Requests

      On Feb. 26, 2003, Fortistar Capital Inc. and Fortistar Methane, LLC filed a lawsuit in the Federal District Court for the Northern District of New York against Xcel and five present or former NRG or NEO officers and employees. In the lawsuit, Fortistar claims that the defendants violated the Racketeer Influenced and Corrupt Organizations Act (“RICO”) and committed fraud by engaging in a pattern of negotiating and executing agreements “they intended not to comply with” and “made false statements later to conceal their fraudulent promises.” The plaintiffs allege damages of some $350 million and also assert entitlement to a trebling of these damages under the provisions of RICO. The present and former NRG and NEO officers and employees have requested indemnity from NRG, which requests NRG is now examining. NRG cannot at this time estimate the likelihood of an unfavorable outcome to the defendants in this lawsuit.

NEO Corporation, a Minnesota Corporation on Behalf of Itself and on Behalf of Minnesota Methane, LLC, a Delaware Limited Liability Company v. Fortistar Methane, LLC, a Delaware Limited Liability Company, Hennepin County District Court

      NEO Corporation, a wholly owned subsidiary of NRG, brought this lawsuit in January of 2001. NEO asserted claims for breach of contract, breach of the covenant of good faith and fair dealing, fraudulent misrepresentations and omissions, defamation, business disparagement and derivative claims. Fortistar Methane, LLC denied NEO’s claims and counterclaimed alleging breach of contract, fraud, negligent misrepresentation and breach of warranty. NEO denied Fortistar Methane’s claims. Discovery has not been conducted. The parties entered into a conditional, confidential settlement of this matter and the Fortistar Capital action, described above. The agreement, however, was subject to necessary board and lender approvals. NEO was unable to obtain necessary approvals. Fortistar Methane has moved to enforce the settlement, seeking damages against NRG in excess of $35 million plus interest and attorneys’ fees. NRG and NEO opposed Fortistar’s motion on the grounds that conditions to contract performance were not met. No decision has been rendered on the pending motion. NRG cannot predict the likelihood of an unfavorable outcome.

Connecticut Light & Power Company v. NRG Power Marketing Inc., Docket No. 3:01-CV-2373 (A WT), pending in the United States District Court, District of Connecticut

      This matter involves a claim by CL&P for recovery of amounts it claims are owing for congestion charges under the terms of a Standard Offer Services contract between the parties, dated October 29, 1999. CL&P served and filed its motion for summary judgment to which PMI filed a response on March 21, 2003. CL&P has offset approximately $30 million from amounts owed to PMI, claiming that it has the right to offset those amounts under the contract. PMI has counterclaimed seeking to recover those amounts, arguing among other things that CL&P has no rights under the contract to offset them. On May 14, 2003, PMI provided notice to CL&P of termination of the contract effective May 19, 2003. Pursuant to the request of the Attorney General of Connecticut and the Connecticut Department of Public Utility Control, on May 16, 2003, the Federal Energy Regulating Commission (FERC) issued an Order directing PMI to continue to provide service to CL&P under the contract, pending further order by FERC. PMI cannot estimate at this time the likelihood of an unfavorable outcome in this matter, or the overall exposure for congestion charges for the full term of the contract. Although the outcome of this litigation may have an affect on NRG Northeast, NRG Northeast is not a party to this litigation. Certain litigation between PMI and CL&P related to the Chapter 11 Case is detailed in Section V.D, below.

The State of New York and Erin M. Crotty, as Commissioner of the New York State Department of Environmental Conservation v. Niagara Mohawk Power Corporation et al., United States District Court for the Western District of New York, Civil Action No. 02-CV-002S

      In January, 2002, NRG and Niagara Mohawk Power Corporation (“NiMo”) were sued by the New York Department of Environmental Conservation in federal court in New York. The complaint asserted that projects undertaken at NRG’s Huntley and Dunkirk plants by NiMo, the former owner of the facilities, required preconstruction permits pursuant to the Clean Air Act and that the failure to obtain these permits violated federal and state laws. In July, 2002, NRG filed a motion to dismiss. On March 27, 2003 the court dismissed the complaint against NRG with prejudice as to the federal claims and without prejudice as to the state claims. It is possible the state will appeal this dismissal to the Second Circuit Court of Appeals. In the meantime, on April 25, 2003, the state provided to NRG notice of intent to again sue NRG and various affiliates by filing a second amended complaint in this same action in the federal court in New York, asserting against the NRG Defendants violations of operating permits and deficient operating permits at the Huntley and Dunkirk plants. If the case ultimately is litigated to a judgment and there is an unfavorable outcome that could not be addressed through use of compliant fuels and/or a plant-wide applicability limit, NRG has estimated that the total investment that would be required to install pollution control devices could be as high as $300 million over a ten to twelve-year period, and NRG may be responsible for payment of certain penalties and fines.

      On May 2, 2003, NRG representatives met with the New York Attorney General and commenced discussions aimed at a possible settlement of all outstanding issues respecting these matters.

Niagara Mohawk Power Corporation v. NRG Energy, Inc., Huntley Power, LLC, and Dunkirk Power, LLC, Supreme Court, State of New York, County of Onondaga, Case No. 2001-4372

      NRG has asserted that NiMo is obligated to indemnify it for any related compliance costs associated with resolution of the enforcement action. NiMo has filed suit in state court in New York seeking a declaratory judgment with respect to its obligations to indemnify NRG under the asset sales agreement. NRG has pending a summary judgment motion on its entitlement to be reimbursed by NiMo for the attorneys’ fees NRG has incurred in the enforcement action.

Huntley Power LLC, Dunkirk Power LLC and Oswego Power LLC

      All three of these facilities have been issued Notices of Violation with respect to opacity exceedances. NRG has been engaged in consent order negotiations with the New York State Department of Environmental Conservation (“DEC”) relative to opacity issues affecting all three facilities periodically since 1999. One proposed consent order was forwarded by DEC under cover of a letter dated January 22, 2002, which makes reference to 7,890 violations at the three facilities and contains a proposed payable penalty for such violations of $900,000. On February 5, 2003, DEC sent to NRG a proposed Schedule of Compliance and asserted that it is to be used in conjunction with newly-drafted consent orders. NRG has not yet received the consent orders although NRG has been told by DEC that DEC is now seeking a penalty in excess of that cited in its January 22, 2002 letter. NRG expects to continue negotiations with DEC regarding the proposed consent orders, including the Schedule of Compliance and the penalty amount. NRG cannot predict whether those discussions with the DEC will result in a settlement and, if they do, what sanctions will be imposed. In the event that the consent order negotiations are unsuccessful, NRG does not know what relief DEC will seek through an enforcement action and what the result of such action will be.

Niagara Mohawk Power Corporation v. Dunkirk Power LLC, et al., Supreme Court, Erie County, Index No. 1-2000-8681

      On October 2, 2000, plaintiff NiMo commenced this action against NRG to recover damages plus late fees, less payments received through the date of judgment, as well as any additional amounts due and owing, for electric service provided to the Dunkirk Plant after September 18, 2000. Plaintiff NiMo claims that NRG has failed to pay retail tariff amounts for utility services commencing on or about June 11, 1999 and continuing to September 18, 2000 and thereafter. Plaintiff has alleged breach of contract, suit on account, violation of statutory duty, and unjust enrichment claims. On or about October 23, 2000, NRG served an answer denying liability and asserting affirmative defenses.

      After proceeding through discovery, and prior to trial, the parties and the court entered into a stipulation and order filed August 9, 2002 consolidating this action with two other actions against NRG Northeast’s Huntley and Oswego subsidiaries, both of which cases assert the same claims and legal theories for failure to pay retail tariffs for utility services.

      On October 8, 2002, a Stipulation and Order was filed in the Erie County Clerk’s Office staying this action pending submission of some or all of the disputes in the action to the FERC. NRG cannot make an evaluation of the likelihood of an unfavorable outcome. The cumulative potential loss could exceed $35 million.

Niagara Mohawk Power Corporation v. Huntley Power LLC, NRG Huntley Operations, Inc., NRG Dunkirk Operations, Inc., Dunkirk Power LLC, Oswego Harbor Power LLC, and NRG Oswego Operations, Inc., case filed November 26, 2002 in Federal Energy Regulatory Commission Docket No. EL 03-27-000

      This is the companion action filed by NiMo at FERC, similarly asserting that NiMo is entitled to receive retail tariff amounts for electric service provided to the Huntley, Dunkirk and Oswego plants. The parties are currently engaged in settlement negotiations which, should they prove successful, will resolve both this FERC action and the above-referenced state court proceedings respecting amounts owing for electrical service provided to these three plants. At this stage of the proceedings, NRG cannot estimate the likelihood of an adverse determination. As noted above, the cumulative potential loss could exceed $35 million.

Pointe Coupee Parish Police Jury and Louisiana Generating, LLC v. United States Environmental Protection Agency and Christine Todd Whitman, Administrator, Adversary Proceeding No. 02-61021 on the docket of the United States Court of Appeals for the Fifth Circuit

      On December 2, 2002, a Petition for Review was filed to appeal the United States Environmental Protection Agency’s approval of the Louisiana Department of Environmental Quality’s (“DEQ”) revisions to the Baton Rouge State Implementation Plan (“SIP”). Pointe Coupee and NRG’s subsidiary, Louisiana Generating object to the approval of SIP Section 4.2.1. Permitting NOx Sources that purports to require DEQ to obtain offsets of major increases in emissions of nitrogen oxides (NOx) associated with major modifications of existing facilities or construction of new facilities both in the Baton Rouge Ozone Nonattainment Area and in four adjoining attainment parishes referred to as the Region of Influence, including Pointe Coupee Parish. The plaintiffs’ challenge is based on DEQ’s failure to comply with Administrative Procedures Act requirements related to rulemaking and EPA’s regulations which prohibit EPA from approving a SIP not prepared in accordance with state law. The court granted a sixty (60) day stay of this proceeding on February 25, 2003 to allow the parties to conduct settlement discussions, which has now been further extended through the end of 2003, while the parties continue their settlement efforts. At this time, NRG is unable to predict the eventual outcome of this matter or the potential loss contingencies, if any, to which NRG may be subject.

In the Matter of Louisiana Generating, LLC, Adversary Proceeding No. 2002-1095 1-EQ on the docket of the Louisiana Division of Administrative Law

      During 2000, DEQ issued a Part 70 Air Permit modification to Louisiana Generating to construct and operate two 240 MW natural gas-fired turbines. The Part 70 Air Permit set emissions limits for the criteria air pollutants, including NOx, based on the application of Best Available Control Technology (“BACT”). The BACT limitation for NOx was based on the guarantees of the manufacturer, Siemens-Westinghouse. Louisiana Generating sought an interim emissions limit to allow Siemens-Westinghouse time to install additional control equipment. To establish the interim limit, DEQ issued a Compliance Order and Notice of Potential Penalty, No. AE-CN-02-0022, on September 8, 2002, which is, in part, subject to the referenced administrative hearing. DEQ alleged that Louisiana Generating did not meet its NOx emissions limit on certain days, did not conduct all opacity monitoring and did not complete all record keeping and certification requirements. Louisiana Generating intends to vigorously defend certain claims and any future penalty assessment, while also seeking an amendment of its limit for NOx. An initial status conference has been held with the Administrative Law Judge and quarterly reports will be submitted to describe progress, including settlement and amendment of the limit. The extension of an amended BACT analysis has been granted until December 31, 2003. In addition, NRG may assert breach of warranty claims against the manufacturer. With respect to the administrative action described above, at this time NRG is unable to predict the eventual outcome of this matter or the potential loss contingencies, if any, to which the Company may be subject.

NRG Sterlington Power, LLC

      During 2002, NRG Sterlington conducted a review of the Sterlington Power Facility’s Part 70 Air Permit obtained by the facility’s former owner and operator, Koch Power, Inc. Koch had outlined a plan to install eight 25 megawatt (MW) turbines to reach a 200 MW limit in the permit. Due to the inability of several units to reach their nameplate capacity, Koch determined that it would need additional units to reach the electric output target. In August 2000, NRG Sterlington acquired the remaining interests in the facility not originally held on a passive basis and sought the transfer of the Part 70 Air Permit along with a modification to incorporate two 17.5 MW turbines installed by Koch and to increase the total number of turbines to ten. The permit modification was issued February 13, 2002. During further review, NRG Sterlington determined that a ninth unit had been installed prior to issuance of the permit modification. In keeping with its environmental policy, it disclosed this matter to DEQ during April, 2002. Additional information was provided during July 2002. As DEQ has not acted to date to institute an enforcement proceeding, NRG suspects that it may not. However, as it is not time barred from doing so, NRG is unable at this time to predict the eventual outcome or potential loss contingencies, if any, to which NRG may be subject.

Stone & Webster, Inc. and Shaw Constructors, Inc. v. NRG Energy, Inc. et al.

      On October 17, 2002, Stone & Webster, Inc. (“S&W”) and Shaw Constructors, Inc. (“Shaw”) filed a lawsuit in the United States District Court, Southern District of Mississippi, against NRG, Xcel, NRG Granite Acquisition LLC, Granite Power Partners II LP and two of Xcel’s executives relating to the construction of a power plant in Pike County, Mississippi. Plaintiffs generally allege that they were not paid for work performed to construct the power plant, and have sued the parent entities of the company with which they contracted to build the plant in order to recover amounts allegedly owing. Plaintiffs assert claims for breach of fiduciary duty, piercing the corporate veil, breach of contract, tortious interference with contract, enforcement of an NRG guaranty, detrimental reliance, negligent or intentional misrepresentation, conspiracy, and aiding and abetting. The parties are engaged in global settlement negotiations respecting this lawsuit and the dismissal of the Mississippi Involuntary Case, described below.

The Mississippi Involuntary Case

      On October 17, 2002, a petition commencing an involuntary bankruptcy proceeding pursuant to Chapter 7 of the Bankruptcy Code was filed in the United States Bankruptcy Court for the Southern District of Mississippi (the “Mississippi Bankruptcy Court”) against LSP-Pike Energy, LLC (“Pike”), a subsidiary of NRG, by S&W and Shaw (the “Mississippi Involuntary Case”). In their petition filed with the Mississippi Bankruptcy Court, the joining petitioners sought recovery of allegedly unpaid contractual construction-related obligations in an aggregate amount of $73,833,328, which amount Pike has disputed. As set forth above, the parties are engaged in settlement negotiations respecting this matter.

The Minnesota Involuntary Case

      On November 22, 2002, five former NRG executives filed an involuntary chapter 11 petition against NRG in the United States Bankruptcy Court for the District of Minnesota. On February 19, 2003, NRG announced that it had reached a settlement with the petitioners. On May 12, 2003, the United States Bankruptcy Court for the District of Minnesota issued an order abstaining from exercising jurisdiction over any aspect of the case and dismissed the case.

FirstEnergy Arbitration Claim

      On November 29, 2001, The Cleveland Electric Illuminating Company, The Toledo Edison Company and FirstEnergy Ventures (“Sellers”) entered into Purchase and Sale Agreements with NRG Able Acquisition LLC (“NRG Able”), guaranteed by NRG (together, “Purchasers”), for the purchase of certain power plants for approximately $1.5 billion. On August 8, 2002, Sellers terminated the agreements and asserted that Purchasers were liable for anticipatory breach of the Purchase and Sale Agreements on the grounds that they could not finance the purchases. On August 8, 2002, Purchasers provided notice that they disagreed with Sellers’ assertion. After Sellers filed a motion in the Minnesota involuntary case (described in Section IV.D below) seeking a waiver of the automatic stay of Section 362(a) of the Bankruptcy Code, on February 21, 2003, Sellers, NRG, and NRG Northern Ohio Generating LLC, f/k/a/ NRG Able, stipulated to the United States Bankruptcy Court, District of Minnesota, that they would agree to a waiver of the automatic stay, thereby allowing Sellers to commence arbitration against Purchasers regarding their dispute. The collection of any award, however, would remain fully subject to NRG’s automatic stay. The Minnesota Bankruptcy Court approved the stipulation. On February 26, 2003, Sellers commenced arbitration proceedings against Purchasers. The parties have selected the arbitration panel and have stipulated to lift the automatic stay respecting the Chapter 11 Case in order to allow the arbitration proceedings to go forward. The arbitration is scheduled to take place in February 2004. Sellers have stated publicly that they will seek an arbitration award of several hundred million dollars. NRG cannot presently predict the outcome of this dispute.

General Electric Company and Siemens Westinghouse Turbine Purchase Disputes

      NRG and/or its affiliates have entered into several turbine purchase agreements with affiliates of General Electric Company (“GE”) and Siemens Westinghouse Power Corporation (“Siemens”). GE and Siemens have notified NRG that it is in default under certain of those contracts, terminated such contracts, and demanded that NRG pay the termination fees set forth in such contracts. In prepetition negotiations GE made a claim against NRG in the amount of $120 million and Siemens also made a claim against NRG in the amount of approximately $45 million in cumulative termination charges. NRG has recorded a liability for the amounts it believes it owes under the contracts and termination provisions. NRG cannot estimate the likelihood of unfavorable outcomes in these disputes.

Itiquira Energetica, S.A.

      NRG’s indirectly controlled Brazilian project company, Itiquira Energetica S.A. (“Itiquira”), the owner of a 156MW hydro project in Brazil, is currently in arbitration with the former EPC contractor for the project, Inepar Industria e Construcoes (“Inepar”). The dispute was commenced by Itiquira in September, 2002 and pertains to certain matters arising under the former EPC contract. Itiquira principally asserts that Inepar breached the contract and caused damages to Itiquira by (i) failing to meet milestones for substantial completion; (ii) failing to provide adequate resources to meet such milestones; (iii) failing to pay subcontractors amounts due; and (iv) being insolvent. Itiquira’s arbitration claim is for approximately US$40 million. Inepar has asserted in the arbitration that Itiquira breached the contact and caused damages to Inepar by failing to recognize events of force majeure as grounds for excused delay and extensions of scope of services and material under the contract. Inepar’s damage claim is for approximately US $10 million. The parties submitted their respective statements of claims, counterclaims and responses, and a preliminary arbitration hearing was held on March 21, 2003. NRG anticipates that the current investigation process will be completed by late October, 2003. NRG cannot estimate the likelihood of an unfavorable outcome in this dispute.

Additional Litigation

      In addition to the foregoing, NRG and its subsidiaries are parties to other litigation or legal proceedings, which may or may not be material. There can be no assurance that the outcome of such matters will not have a material adverse effect on NRG’s business, financial condition or results of operations.

IV.

EVENTS LEADING TO THE CHAPTER 11 CASE AND RELATED POST-PETITION EVENTS

A.     Background to the Restructuring

      NRG was incorporated as a Delaware corporation on May 29, 1992. Beginning in 1989, NRG conducted business through its predecessor companies, NRG Energy, Inc. and NRG Group, Inc., Minnesota corporations, which were merged into NRG subsequent to its incorporation. NRG, together with its majority owned subsidiaries and affiliates, primarily engaged in the ownership and operation of power generation facilities and the sale of energy, capacity and related products.

      On June 5, 2000, NRG completed its initial public offering. Prior to its initial public offering, NRG was a wholly owned subsidiary of Northern States Power (“NSP”). In August 2000, NSP merged with New Century Energies, Inc. (“NCE”), a Colorado-based public utility holding company to form Xcel. Xcel owns or has interests in a number of non-regulated businesses, the largest of which is NRG. In March 2001, NRG completed a second public offering of 18.4 million shares of its common stock. Following this offering, Xcel indirectly owned a 74% interest in NRG’s common stock and class A common stock, representing 96.7% of the total voting power of NRG’s common stock and class A common stock. On June 3, 2002, Xcel completed its exchange offer for the 26% of NRG’s shares that had been previously publicly held.

      Beginning in the early 1990’s, NRG pursued a strategy of growth through acquisitions. Starting in 2000, NRG added the development of new construction projects to this strategy. This strategy required significant capital, much of which was satisfied primarily with third party debt. As of December 31, 2002, NRG had approximately $9.4 billion of debt on its balance sheet at the corporate and project levels, comprising approximately $4.0 billion of total corporate debt, and $5.4 billion of consolidated project debt (including the debt at NRG FinCo). Due to a number of reasons, including the overall down-turn in the energy industry (see “Industry Dynamics” under Section III.A.2, above), NRG’s financial condition has deteriorated significantly. As a direct consequence, in 2002 NRG entered into discussions with its creditors in anticipation of a comprehensive restructuring in order to become a more stable and conservatively capitalized company.

B.     Ratings Downgrades of NRG Securities

      In December 2001, Moody’s placed NRG’s long-term senior unsecured debt rating on review for possible downgrade. In response, Xcel and NRG put into effect a plan to preserve NRG’s investment grade rating and improve its financial condition. This plan included financial support to NRG from Xcel; marketing certain NRG assets for sale; canceling and deferring capital spending; and reducing corporate expenses.

      In response to the possible downgrade described above, during 2002, Xcel contributed $500 million to NRG, and NRG and its subsidiaries sold assets and businesses that provided NRG in excess of $286 million in cash and eliminated approximately $432 million in debt. NRG also cancelled or deferred construction of approximately 3,900 MW of new generation projects. On July 26, 2002, S&P downgraded NRG’s senior unsecured bonds to below investment grade, and three days later Moody’s also downgraded NRG’s senior unsecured debt rating to below investment grade. Since July 2002, NRG senior unsecured debt, as well as the secured NRG Northeast Generating LLC bonds, the secured NRG South Central Generating LLC bonds and secured LSP Energy bonds were downgraded multiple times. After NRG failed to make payments due under certain unsecured bond obligations on September 16, 2002, both Moody’s and S&P lowered their ratings on NRG’s and its subsidiaries’ unsecured bonds once again. Currently, NRG’s unsecured bonds carry a rating of between CCC and D at S&P and between Ca and C at Moody’s, depending on the specific debt issue.

      As a result of the downgrade of NRG’s credit rating, declining power prices, increasing fuel prices, the overall down-turn in the energy industry and the overall down-turn in the economy, NRG has experienced severe financial difficulties. These difficulties have caused NRG to, among other things, miss scheduled principal and interest payments due to its corporate lenders and bondholders (see Section IV.C below), be required to prepay for fuel and other related delivery and transportation services and provide performance collateral in certain instances. NRG has also recorded asset impairment charges of approximately $3.1 billion, related to various operating projects, as well as projects that were under construction which NRG has stopped funding.

C.     Events of Default and Negotiations with Creditors

      NRG and its subsidiaries have failed to timely make the following interest and/or principal payments on its indebtedness:

	Amount
	Issued or				Principal
Debt ($ in million)	Drawn	Rate	Maturity	Interest Due	Due	Date Due

Recourse Debt
NRG ROARS	$250.0	8.700%	3/15/2005	$10.9	—	9/16/2002
	$250.0	8.700%	3/15/2005	$10.9		3/15/2003
NRG senior notes	$350.0	8.250%	9/15/2010	$14.4	—	9/16/2002
	$350.0	8.250%	9/15/2010	$14.4		3/17/2003
NRG senior notes	$350.0	7.750%	4/1/2011	$13.6	—	10/1/2002
	$350.0	7.750%	4/1/2011	$13.6	—	4/1/2003
NRG senior notes	$500.0	8.625%	4/1/2031	$21.6	—	10/1/2002
	$500.0	8.625%	4/1/2031	$21.6	—	4/1/2003
NRG senior notes	$240.0	8.000%	11/1/2003	$9.6	—	11/1/2002
	$240.0	8.000%	11/1/2003	$9.6	—	5/1/2003
NRG senior notes	$300.0	7.500%	6/1/2009	$11.3	—	12/1/2002
	$300.0	7.500%	6/1/2009	$11.3	—	6/1/2003
NRG senior notes	$250.0	7.500%	6/15/2007	$9.4	—	12/15/2002
	$250.0	7.500%	6/15/2007	$9.4		6/15/2003
NRG senior notes	$340.0	6.750%	7/15/2006	$11.5	—	1/15/2003
NRG senior debentures (NRZ Equity Units)	$285.7	6.500%	5/16/2006	$4.7	—	11/16/2002
	$285.7	6.500%	5/16/2006	$4.7	—	2/17/2003
	$285.7	6.500%	5/16/2006	$4.7	—	5/16/2003
NRG senior notes	$125.0	7.625%	2/1/2006	$4.8	—	2/1/2003
NRG 364-day corporate revolving facility	$1,000.0	Various	3/7/2003	$6.5	—	9/30/2002
	$1,000.0	Various	3/7/2003	$18.6	$1,000.0	12/31/2002
	$1,000.0	Various	3/7/2003	$17.8	—	3/31/2003
	$1,000.0	Various	3/7/2003	$18.1	—	6/30/2003
NRG Letter of Credit Facility(5)	$103.0	Various	Various	$1.9	—	Various
NRG FinCo Secured Revolver	$1,081.0	Various	5/8/2006	$67.2	$1,081.0	Various
Non-Recourse Debt
NRG Northeast Generating LLC	$320.0	8.065%	12/15/2004		$53.5	12/15/2002
	$320.0	8.065%	12/15/2004		$17.5	6/15/2003
NRG South Central Generating LLC	$500.0	8.962%	3/15/2016	$20.2	$12.8	9/16/2002
	$500.0	8.962%	3/15/2016	—	$12.8	3/17/2003

(5)	$14.2 million in letters of credit under the NRG Letter of Credit Facility have been drawn upon. While there is no interest due under the NRG Letter of Credit facility, there are fees of $1.9 million due as of June 30, 2003.

      These missed payments may have also resulted in cross-defaults of numerous other non-recourse and limited recourse debt instruments of NRG. In addition, the following issues have been accelerated, rendering the debt immediately due and payable: on November 6, 2002, the lenders accelerated the approximately $1.1 billion of debt under the NRG FinCo Secured Revolver; on November 21, 2002, the bond trustee, on behalf of bondholders, accelerated the approximately $750 million of debt under the NRG South Central facility; and on February 27, 2003, ABN Amro, as administrative agent, accelerated the approximately $1.0 billion corporate revolver financing facility.

      In addition to the missed payments detailed in the chart above, NRG has failed to fund certain obligations related to the NRG FinCo projects and has failed to post collateral requirements due under the equity support agreement.

      Since September 2002, the following payments were made: on December 10, 2002, $16.0 million in interest, principal, and swap payments were made from restricted cash accounts in relation to the $325,000,000 Series A Floating Rate Senior Secured Bonds due 2019, issued by NRG Peaker Finance Company LLC; on December 27, 2002, NRG Northeast made the $24.7 million interest payment due on the NRG Northeast bonds but failed to make the $53.5 million principal payment; in January 2003, the NRG South Central bondholders unilaterally withdrew $35.6 million from a restricted revenue account relating to the September 15, 2002 interest payment and fees on March 17, 2003 NRG South Central bondholders were paid $34.4 million due in relation to the March semi-annual interest payment, but the $12.8 million principal payment was deferred: and NRG Northeast made a total of $24.8 million of interest payments due June 15, 2003 on its Series A, B, and C bonds.

      Prior to the downgrades, many corporate guarantees and commitments of NRG and its subsidiaries required that they be supported or replaced with letters of credit or cash collateral within 5 to 30 days of a ratings downgrade below Baa3 or BBB- by Moody’s or S&P, respectively. As a result of the downgrades on July 26 and July 29, 2002, NRG received demands to post collateral aggregating approximately $1.2 billion.

      In response to the above developments, NRG in August 2002 retained financial and legal restructuring advisors to assist its management in the preparation of a comprehensive financial and operational restructuring. NRG and its advisors have been meeting regularly to discuss restructuring issues with an ad hoc committee of its bondholders and a steering committee of its bank lenders. While these discussions were in progress, NRG’s unsecured bank lenders and noteholders refrained from exercising remedies against NRG and many project lenders also granted forbearance.

D.     The Minnesota Involuntary Case

      On November 22, 2002, five former NRG executives filed an involuntary chapter 11 petition against NRG in the United States Bankruptcy Court for the District of Minnesota. On February 19, 2003, NRG announced that it had reached a settlement with the petitioners. On May 12, 2003, the United States Bankruptcy Court for the District of Minnesota issued an order abstaining from exercising jurisdiction over any aspect of the case and dismissed the case.

E.     The Xcel Settlement

1. The Relationship Between Xcel and NRG Energy

      As described above, NRG is currently an indirect, wholly-owned subsidiary of Xcel. From the date of NRG’s initial public offering in 2000, certain NRG officers and directors were also officers of Xcel, or its predecessor, NSP.

      At various times, NRG and Xcel were parties to certain agreements and arrangements with one another, including, but not limited to:

•	a Support and Capital Subscription Agreement (the “Support Agreement”), dated May 29, 2002, under which Xcel agreed to provide up to $300 million to NRG under certain circumstances;

•	a Tax Allocation Agreement (the “Tax Allocation Agreement”), dated December 29, 2000, which called for Xcel, NRG, and their eligible affiliated corporations to join in the filing of consolidated federal income tax returns, and also set forth procedures for allocating tax benefits among the parties;

•	a Services Agreement (the “Services Agreement”) approved by the SEC pursuant to which Xcel Energy Services Inc. and other subsidiaries of Xcel provided NRG with certain administrative services, including benefits administration, engineering support, accounting, and other corporate services; and

•	certain other intercompany agreements relating to various NRG operations.

      In addition to the foregoing intercompany agreements, Xcel entered into certain third-party agreements for the benefit of NRG, including, but not limited to, the placement of several hundred million dollars of guaranties (each an “Xcel Guaranty” or collectively the “Xcel Guaranties”). The Xcel Guaranties were granted to a number of NRG’s trading counterparties as credit support for NRG’s trading transactions. The Xcel Guaranties generally secure the payment obligations of NRG under such trading contracts. Without this credit support, it is unlikely that NRG would have been able to enter into trading transactions to support its operations at their then-current levels.

      The outstanding face amount of the Xcel Guaranties as of March 31, 2003 was approximately $226 million. Since then, $71 million (face amount) of Xcel Guaranties have expired or have been terminated and settled without any anticipated residual liabilities, while Xcel has made payments of $26.6 million to settle obligations under guaranties with a face value of $47 million. These payments are a liability of NRG under the Xcel Settlement Agreement. There are currently $108 million (face amount) of Xcel Guaranties outstanding. The Debtors anticipate that the outstanding Xcel Guaranties will result in minimal, if any, liability or payment obligation, based on, among other factors:

(i) Current Mark-to-Market Values of Contracts. The current mark-to-market values of the contracts which the Xcel Guaranties secure are positive to NRG. This means that the counterparty to the contract has a balance owing to NRG as of the valuation date. So, for example, if the counterparty is holding a $1 million Xcel Guaranty, but the contract has a positive value to NRG, none of the $1 million Xcel Guaranty is “at risk” of payment;

(ii) Prepayments by NRG. In some cases, NRG has agreed to prepay certain vendors for goods or services under contracts which are secured by an Xcel Guaranty. Again, because there is no balance owing to the counterparty in such cases, there is no risk of liability under the Xcel Guaranty;

(iii) Absence of Trading Activity. NRG has entered into some “master agreements” with trading parties, transactions under which are secured by an Xcel Guaranty. Some master agreements have no current underlying transactions and consequently, pose no potential liability under the Xcel Guaranty; and

(iv) Expiration. Most Xcel Guaranties have durations of approximately one year, and regularly expire in the ordinary course of business. To the extent an Xcel Guaranty expires, it will not be renewed by Xcel. However, NRG may be required to post a satisfactory form of collateral to replace the Xcel Guaranty.

2. Investigation of Claims Between Xcel and NRG

      Upon the commencement of the restructuring process, the Global Steering Committee, the Noteholder Group and NRG expressed concerns about NRG’s transactions with Xcel, as well the overall corporate relationship between Xcel and NRG. As a result of these concerns and discussions between the Global Steering Committee, the Noteholder Group and NRG, Kirkland & Ellis LLP, counsel to NRG, conducted investigations into such transactions and the overall relationship between Xcel and NRG and provided periodic updates and reports on such investigation to the Global Steering Committee and Noteholder Group. As part of this investigation, NRG and its counsel, Kirkland & Ellis LLP, focused primarily on and reported to the Global Steering Committee and Noteholder Group with respect to the following:

•	Support Agreement Obligations. NRG, the Global Steering Committee, and the Noteholder Group alleged that Xcel was obligated to make a $300 million contribution to NRG pursuant to the Support Agreement. In making this allegation, the parties relied on a series of documents dated September 13, 2002 in which Xcel acknowledged and agreed that “. . . due and proper demand for a drawing of $300,000,000 under the [Support Agreement] is deemed to have been made by the [Bank Group] Agents on behalf of NRG . . .”

•	Tax Matters. NRG and certain of its subsidiaries were members of the Xcel affiliated group for federal income tax purposes until the March 2001 public offering of NRG shares. Until that time, NRG and its subsidiaries were also party to the Tax Allocation Agreement. NRG and certain subsidiaries became re-affiliated with Xcel in June 2002, when Xcel reacquired NRG’s public shares, but Xcel took no steps to re-include NRG or its subsidiaries in Xcel’s consolidated federal income tax returns. NRG and the creditors’ representatives raised questions as to whether those steps could or should be taken.

•	Services Agreement Claims. NRG, the Global Steering Committee, and the Noteholder Group alleged that Xcel charged NRG $30 million, which was paid by NRG to Xcel, for corporate services that NRG did not need or did not use for the period from 2000 to 2002. NRG did not sign the Services Agreement until 2002, when Xcel reacquired all of NRG’s common stock, and the Services Agreement was signed by NRG’s president, who was also an officer of Xcel. Immediately after executing the Services Agreement, NRG paid the $30 million to Xcel.

•	Other Claims. Representatives of NRG also reviewed the course of conduct and dealing between NRG and Xcel to determine the existence of, among other things, any potential claims against Xcel for fraudulent transfers, breaches of fiduciary duty, illegal dividends paid by NRG to Xcel, any veil piercing or alter ego claims, unjust enrichment, fraud, misrepresentation, and violations of state or federal securities laws.

      At all times during the investigation, Xcel vigorously maintained that all claims being investigated by NRG and being considered by NRG, the Global Steering Committee, or the Noteholder Group were without merit. In addition, during the same time period, Xcel was investigating potential causes of action against NRG for, among other things, breaches of fiduciary duty, unjust enrichment, fraud, misrepresentation, and violations of state or federal securities laws. Likewise, NRG maintained at all times that any claims being advanced by Xcel against it were without merit.

      Following the investigation described above, NRG met with its counsel and advisors, and with members of the Global Steering Committee and Noteholder Committee (as representatives of in excess of $5 billion of the approximately $6 billion in unsecured Claims against NRG) to review and evaluate the potential claims against Xcel and the best ways to pursue such claims. As the potential claims by NRG against Xcel involved difficult questions of law and fact that would likely only be resolved after costly and extensive litigation against Xcel, NRG decided to explore with its creditors and Xcel whether a satisfactory settlement of such claims was possible. Subsequently, NRG and its creditors received an initial proposal from Xcel relating to a compromise and settlement of all claims. While such initial proposal was not acceptable to the parties, it did provide a basis for further discussions. As the parties continued to negotiate over the next four to five months and neared an agreement on the financial aspects of a settlement, NRG, in consultation with the members of the Global Steering Committee and the Noteholder Committee, determined that there were very few likely litigation scenarios in which NRG would receive materially more than the range of values then under discussion. However, the parties did envision scenarios in which NRG might receive substantially less than the then-proposed Xcel settlement amount, especially after taking into account litigation risk, expense, and the consequential damage of delaying the implementation of a comprehensive financial restructuring. On that basis NRG and its advisors determined that the terms of the proposed Xcel Settlement constitute a fair and reasonable settlement of the claims against Xcel and is in the best interests of NRG’s creditors. During the settlement negotiations, the parties did not allocate any portion of the potential settlement payment to claims related to tax issues or other specific obligations, with the exception of $250 million allocated to settle all Support Agreement obligations.

      Independently from the above investigations and claims, the bank lenders to NRG and NRG FinCo asserted a number of claims (defined herein as the Separate Bank Claims) directly against Xcel that generally were based upon (a) alleged misrepresentations under the lenders’ relevant credit documents by NRG in connection with advances made thereunder to NRG and NRG FinCo and (b) assertions that Xcel was directly liable to the Separate Bank Settlement Group for such misrepresentations. Xcel maintained that the Separate Bank claims were without merit but, nonetheless, in connection with the settlement of the claims held by NRG described above, determined that the Separate Bank Claims also should be resolved. Following several months of difficult negotiations between the banks, Xcel, and the Noteholders, the banks and Xcel agreed to the terms of the Separate Bank Settlement described herein. The entry by Xcel and the Separate Bank Settlement Group into the Separate Bank Release Agreement is a condition to effectiveness of the Plan but the receipt by the Separate Bank Settlement Group of the $112 million to be paid by Xcel thereunder (as set forth more fully below) is a payment by Xcel, not NRG, made independently of the Plan and does not constitute a distribution under the Plan.

3.     Tentative Settlement; Plan Support Agreement and Term Sheet

      Concurrently with, and following the investigation, advisors to NRG, the Global Steering Committee and the Noteholders engaged in extensive discussions and negotiations with Xcel over the terms and conditions of a comprehensive settlement of all claims between NRG and Xcel. On March 26, 2003, Xcel announced that its board of directors had approved a tentative settlement agreement with NRG, the Global Steering Committee, and the Noteholder Group in which Xcel agreed to make a contribution, consisting of: (i) $350 million in Cash (which includes $112 million to be paid to the Separate Bank Settlement Group) 90 days after the Confirmation Date or one Business Day after the Effective Date, whichever is later; (ii) $50 million in Cash or Xcel Common Stock (NYSE: XEL), expected to be made in the first quarter of 2004 in accordance with the Xcel Settlement Agreement; and (iii) up to $352 million in Cash, expected to be made on or about April 30, 2004. In agreeing to the settlement, Xcel expressly maintained (and continues to maintain) that it was not conceding the validity of any of the claims being released. Xcel also maintained (and continues to maintain) all of its rights with respect to claims it may assert against NRG, and all of the defenses with respect to any claims that may be asserted against Xcel, in the event that the settlement is not consummated.

      Under the proposed terms of the settlement, the parties agreed that $250 million of the Xcel Contribution specifically would be designated for the release of potential claims arising out of Xcel’s obligations pursuant to the Support Agreement. The parties further agreed that up to $390 million, plus a release of all of Xcel’s potential Claims against NRG, would be contributed for a release of all potential claims against Xcel and any of its affiliates, officers, directors, and other agents by (i) NRG, (ii) its direct and indirect majority-owned subsidiaries, and (iii) at least 85% in principal amount of the unsecured claims against NRG.

      As described above, Xcel agreed to pay, pursuant to or in connection with the Plan, $112 million of Cash to the Separate Bank Settlement Group through NRG as disbursing agent, but expressly subject to 100% of the members of the Separate Bank Settlement Group prior to that time having executed and delivered releases to Xcel. The Separate Bank Settlement Payment will not be property of NRG’s Estate.

      Following the March 26, 2003 announcement, Xcel, NRG, the Global Steering Committee and the Noteholder Group continued to negotiate the terms and conditions of the tentative settlement agreement. The negotiations also resulted in the parties reaching an agreement on the principal terms of the Plan. Ultimately, the good faith and arm’s-length negotiations resulted in the preparation of the Plan Support Agreement and the Term Sheet. The Plan is attached to this Disclosure Statement as Exhibit A. A complete copy of the Plan Support Agreement, including signature pages, is attached to the Plan as its Exhibit B. A complete copy of the Term Sheet is attached to the Plan as its Exhibit A.

      The Term Sheet sets forth the principal terms of a chapter 11 plan for NRG and its debtor subsidiaries. The Plan Support Agreement sets forth the terms and conditions pursuant to which any party executing that agreement would be required to support a chapter 11 plan that implements the Term Sheet. The Plan Support Agreement contained certain conditions to each party’s obligations, including that the Plan Support Agreement be executed by holders of at least a majority in amount of the Notes and two-thirds in amount holding a majority in number of claims under the Lender Facilities. As of the Petition Date, Xcel, NRG, a holder of approximately 40% in principal amount of NRG’s Notes, and two lenders who serve as co-chairs of the Global Steering Committee executed the Plan Support Agreement.

4.     The Xcel Settlement Agreement

      Following the commencement of the Chapter 11 Case, and notwithstanding the fact that the Plan Support Agreement was not effective, Xcel, NRG, the Committee, certain Noteholders (a number of whom are members of the Committee) and the Global Steering Committee continued to negotiate the terms and conditions of the settlement with Xcel. As a result, the NRG Entities and Xcel have tentatively negotiated a settlement agreement (the “Xcel Settlement Agreement”) that memorializes the non-binding agreement reached between NRG, the Noteholder Group, and the Global Steering Committee set forth in the Term Sheet and incorporated into the Plan Support Agreement. NRG and Xcel will execute the Xcel Settlement Agreement if such agreement is approved by the Bankruptcy Court in connection with the confirmation of the Plan. The currently-proposed terms of the Xcel Settlement Agreement are provided below; however, the following description is subject in all respects to the actual terms of the Xcel Settlement Agreement, which will be included in a Plan Supplement to be filed on or before the commencement of solicitation.

      The Xcel Settlement Agreement resolves (i) any and all claims existing between Xcel and NRG and/or NRG’s creditors with respect to Xcel’s funding obligations, if any, under the Support Agreement, and (ii) certain other disputes between Xcel and NRG and/or holders of Claims against NRG, the other Debtors and the Non-Plan Debtors, including various disputes relating to tax matters, service agreements and claims allegedly held by some of the NRG Entities’ creditors against Xcel. Xcel vigorously denies (x) that it has any liability to NRG or its creditors under the Support Agreement, (y) that it has any liability to NRG relating to tax matters and service agreements, and (z) that it has any liability to any creditor of NRG or of any NRG Subsidiary in such creditor’s capacity as such.

      Subject to the terms and conditions of the Xcel Settlement Agreement, the Plan, the Confirmation Order, and all other agreements or documents contemplated by the Xcel Settlement Agreement, the Plan and the Confirmation Order, Xcel will contribute up to $640 million to NRG in three installments.

      The initial installment will consist of $238 million and be paid in Cash on the later of (i) 90 days after the entry of the Confirmation Order on the docket of the Bankruptcy Court, and (ii) one Business Day after the Effective Date of the Plan. In the event that on the Confirmation Date the credit rating of Xcel’s public debt has not retained at least the rating in effect on April 1, 2003 for a period of 120 consecutive days through and including such date, then Xcel, in its sole discretion, may pay up to $150 million of the initial installment in Xcel Common Stock (NYSE: XEL) no later than 10 Business Days after the later of (i) 90 days after the Confirmation Date, and (ii) one Business Day after the Effective Date of the Plan. In addition, the Global Steering Committee and the Committee have the right to cause Xcel to defer making the initial installment in Xcel Common Stock (NYSE: XEL) to permit Xcel’s credit rating to return to its April 1, 2003 level for 120 days. If, within a certain time period, such credit rating returns to the April 1, 2003 level for 120 days, then Xcel will make the initial installment in Cash.

      The second installment will consist of $50 million and be paid in Cash or, at Xcel’s option, in Xcel Common Stock (NYSE: XEL) on the later of (i) January 1, 2004, (ii) 90 days after the Confirmation Date, and (iii) one Business Day after the Effective Date of the Plan.

      The third installment will consist of up to $352 million and be paid in Cash, and Xcel will commence paying the third installment pursuant to the terms of the Release-Based Amount Agreement (as such term is defined below) on the later of (i) April 30, 2004, (ii) 90 days after the Confirmation Date, and (iii) one Business Day after the Effective Date of the Plan. The proposed terms of the Release-Based Amount

Agreement are described in more detail below. Xcel intends to fund the third installment with tax refunds it expects to receive on account of a worthless stock deduction it intends to claim with respect to its NRG stock after the Effective Date of the Plan. However, Xcel will be required to make the third installment regardless of whether Xcel ever receives any such tax refund or whether any Xcel tax benefit related to such worthless tax deduction is later reduced or eliminated on audit by a taxing authority.

      In the event that on the later of (i) 90 days after the Confirmation Date, and (ii) one Business Day after the Effective Date of the Plan, the credit rating of Xcel’s public debt has not retained at least the rating in effect on April 1, 2003 for a period of at least 120 consecutive days through and including the date that the initial portion of the third installment is due, then the due date for such portion of the third installment will be extended to the later of (i) June 30, 2004, (ii) 150 days after the Confirmation Date, and (iii) sixty days after the first Business Day after the Effective Date of the Plan. The amount of the third installment that Xcel shall be required to pay at any time starting on the dates listed above will be determined by the Release-Based Amount Agreement, which will be contained in a Plan Supplement to be filed on or before the commencement of solicitation.

      In addition, Xcel will release all Claims or Causes of Action of any kind or nature (whether known or unknown) which Xcel has or may have against any of the NRG Entities or any officer, director, employee, affiliate or agent of any of the NRG Entities, in each case in their capacity as such (the “Xcel Released Causes of Action”), but excluding (1) the obligations of any of the NRG Entities to Xcel or any affiliate of Xcel under the Xcel Settlement Agreement, the Separate Bank Release Agreement, the Plan, the Confirmation Order, the Employee Matters Agreement, the Release-Based Amount Agreement, the Tax Matters Agreement, the Xcel Note or any document or agreement executed in connection with the Xcel Settlement Agreement, the Separate Bank Release Agreement, the Plan, or the Confirmation Order, and (2) any rights of subrogation which Xcel may have against any of the NRG Entities as a result of Xcel’s payment of all or any part of the claim of any creditor of such NRG Entity. Such release will be deemed delivered to NRG and effective as of the Effective Date of the Plan.

      Xcel’s contribution will be allocated as follows: (1) $250 million (the “Support Agreement Amount”) will be payable out of the entire initial installment and $12 million of the second installment on account of any claims related to Xcel’s funding obligations, if any, under the Support Agreement, and (2) up to $390 million will be payable out of the entire third installment and $38 million out of the second installment (together, the “Release-Based Amount”) in exchange for certain releases of Xcel and certain injunctions for the benefit of Xcel described below. The Release-Based Amount is being paid by Xcel pursuant to the Xcel Settlement Agreement solely to facilitate the Plan and the benefits to Xcel thereunder and is expressly not being paid as any concession as to the validity of any claims, whether or not being released, against the Released Parties (as defined below) pursuant to the Xcel Settlement Agreement.

      In consideration for Xcel’s contribution to the Plan, on the Effective Date, NRG and each of the other NRG Entities will release the NRG Released Causes of Action against the following parties (the “Released Parties”): (i) Xcel and any officer, director, employee, affiliate (other than NRG and the NRG Subsidiaries), agent, or other party acting on behalf of Xcel or an affiliate of Xcel (other than NRG and the NRG Subsidiaries), in each case in their capacity as such (the “Xcel Released Parties”), and (ii) any other person or entity to the extent that such person or entity is entitled to a claim for indemnification, reimbursement, contribution, subrogation or otherwise against any of the parties listed in clause (i) in respect of any NRG Released Causes of Action.

      If Xcel obtains a full third party release pursuant to a Final Order as proposed by the Plan, then Xcel will pay the entire $390 million of Release-Based Amount to NRG. If the third party release is not so approved, then Xcel would only consummate a settlement pursuant to a “check the box” release mechanism. Subject to the terms of an agreement between NRG and Xcel, in a form to be attached to the Xcel Settlement Agreement, which will specify how to calculate the Release-Based Amount payable by Xcel to NRG at any time (the “Release-Based Amount Agreement”), the Release-Based Amount will be distributable pro rata to each holder of an allowed claim in Class 5 that checks the appropriate box on the relevant Ballot indicating that such holder is releasing the Released Parties. Creditors not checking the box on their relevant Ballots will not receive any portion of the Release-Based Amount; instead, the aggregate share of the Release-Based Amount of those creditors who did not check the box on their relevant Ballots which otherwise would have been payable to such creditors (if they had checked the box) will be credited against and deducted from Xcel’s contribution as set forth in the Release-Based Amount Agreement. The Release-Based Amount will not be decreased by receipt of the Separate Bank Settlement Payment.

      The Xcel Settlement Agreement also provides that on the Effective Date all Xcel Guaranties, equity contribution obligations, indemnification obligations, arrangements whereby Xcel has posted cash collateral, and all other credit support obligations with respect to any NRG Entity will either be terminated or Xcel and NRG shall enter into other satisfactory arrangements with respect to such obligations (with Xcel having no further liability for such obligations or arrangements) and all cash collateral posted by Xcel will be returned to Xcel on the Effective Date, other than the $11.5 million of cash collateral posted by Xcel for the Mid-Atlantic project, for which NRG will cooperate with Xcel in seeking the return at the earliest practical date after the current expiration of the relevant Mid-Atlantic agreement in July of 2003.

      As part of the settlement, any pre- or postpetition claims of Xcel against any of the NRG Entities arising from the provision of intercompany goods or services to any of the NRG Entities or from payment by Xcel under any Xcel Guarantee will be paid in full in Cash by NRG in the ordinary course (including payment during the Chapter 11 Case) in the appropriate amount based on the underlying contracts or agreements between the parties, without any subordination or recharacterization of such Claims, except that the Claims which are to be paid in full in the ordinary course during the Chapter 11 Case will not include claims of Xcel arising under the Xcel Guaranties (such Claims, subject to the next sentence, to be paid in full in Cash on the Effective Date by NRG (or, if applicable, another Debtor) under the Plan without any subordination or recharacterization of such Claims). Notwithstanding the foregoing, (A) all claims arising or accruing on or prior to January 31, 2003 for the provision of intercompany goods or services under the Services Agreement between NRG and an Xcel affiliate and all claims for amounts paid by Xcel on or prior to January 31, 2003 under any Xcel Guarantee (collectively, the “Settled Claims”) will not be paid until the Effective Date, at which time Xcel will receive, on account of and in full and final settlement of such claims, an unsecured, 2.5 year non-amortizing promissory note of NRG in favor of Xcel in the amount of $10 million bearing interest at the per annum rate of 3% (the “Xcel Note”); and (B) after January 31, 2003 NRG will only be responsible for amounts billed under the Services Agreement related to corporate insurance obtained for the benefit of NRG and other services requested by NRG (collectively, the “Reimbursable Claims”). NRG has agreed that it will not order services from Xcel under the Services Agreement or otherwise inconsistent with any provisions of the Xcel Settlement Agreement.

      To the extent, if any, that intercompany claims of Xcel (other than Settled Claims and other than claims under the Services Agreement which are not Reimbursable Claims, but including claims for reimbursement of payments made by Xcel under Xcel Guaranties) are unpaid as of the Effective Date, such amounts will be paid in full in Cash on the Effective Date by the relevant NRG Entity under the Plan without any subordination or recharacterization of such Claims.

      The foregoing paragraphs related to the payment of intercompany claims will not apply to any tax sharing agreements between NRG and Xcel. All tax sharing agreements, to the extent otherwise binding on Xcel and NRG, will terminate (without any residual or ongoing liability of either party to the other) as of the Effective Date for all taxable periods, past, present and future. On and after the Effective Date, tax matters between NRG, Xcel, and any affiliates thereof will be governed exclusively by a new Tax Matters Agreement which will be contained in the Plan Supplement.

      To facilitate the releases, injunctions, and other provisions of the Xcel Settlement Agreement, the agreement requires that the Confirmation Order, which will be included in the Plan Supplement, include certain provisions and conditions, including, without limitation:

(a) That claims relating to the Support Agreement belong solely and exclusively to NRG and not to any creditor of NRG or of any other NRG Entity, and such claims are fully released as to all entities as of the Effective Date, subject to payment in full of the Support Agreement Amount.

(b) That Xcel’s tax benefit related to the worthless stock deduction discussed above shall be the sole and exclusive property of Xcel, and the NRG Entities and any party claiming by or through them hereby release any right or interest that they might otherwise have in such tax benefit.

(c) That NRG and its direct and indirect subsidiaries shall not be (a) reconsolidated with Xcel or any of its other affiliates for tax purposes at any time after their March 2001 deconsolidation (except to the extent required by state or local tax law), or (b) treated as a party to or otherwise entitled to the benefits of any tax sharing agreement with Xcel, other than the Tax Matters Agreement.

(d) A provision approving and fully incorporating all provisions set forth in Sections 9.2 and 9.3 of the Plan.

(e) A provision mandating that the NRG Released Causes of Action are released.

(f) A provision approving the Xcel Settlement Agreement, the Employee Matters Agreement, the Release-Based Amount Agreement, the Tax Matters Agreement, the Xcel Note, and all other agreements and documents contemplated by the Xcel Settlement Agreement or the Separate Bank Release Agreement.

(g) A finding and holding that the right and obligation of any holder of a NRZ equity unit to purchase common shares of Xcel was terminated as of the Petition Date.

(h) A provision approving the assumption by the Debtors of those agreements between the Debtors and Xcel (or an Xcel affiliate) described on Schedule 8(m) to the Xcel Settlement Agreement (the “Assumed Agreements”) and requiring the prompt payment by the Debtors in cash of all cure obligations under section 365(b) of the Bankruptcy Code with respect thereto (the “Cure Obligations”) upon entry of the Confirmation Order.

(i) A provision mandating that any agreement between the Debtors and Xcel (or any affiliate) that is not an Assumed Agreement shall be rejected by the Debtors as of the Effective Date.

(j) A finding that the Xcel Settlement Agreement, and the payments by Xcel and releases provided by Xcel thereunder, constitute a direct benefit to NRG and an indirect benefit to each of the other NRG Entities including the Non-Plan Debtors.

(k) A finding that the Xcel Settlement Agreement is essential and integral to the NRG Plan.

(l) A provision approving a motion for approval of the Xcel Settlement Agreement and the provisions of sections 9.2, 9.3.B., 9.3.D., and 9.3.G. of the Plan under Bankruptcy Rule 9019 with respect to NRG Entities that are part of the Chapter 11 Cases but are not part of the NRG Plan (the “9019 Motion”).

(m) A provision providing that the automatic stay in the Non-Plan Debtors’ chapter 11 cases, to the extent applicable, be modified to the extent necessary to permit Xcel to exercise any and all rights it has with respect certain insurance policies covering director and officer liabilities set forth in the Xcel Settlement Agreement.

      All obligations of Xcel under the Xcel Settlement Agreement, including the obligation of Xcel to make all or any part of the contribution described above, are expressly subject to the continuing satisfaction or waiver by Xcel of the following conditions:

(a) NRG shall have received the requisite votes in favor of confirmation of the Plan under section 1129(a) of the Bankruptcy Code from the holders of claims in Class 5 by the voting deadline for the Plan.

(b) NRG shall have received votes in favor of confirmation of the Plan from each of the creditors having signed the Plan Support Agreement by the voting deadline for the Plan, and no such vote will have been revoked or withdrawn.

(c) Unless the third party releases and injunctions for the benefit of the Released Parties set forth in sections 9.2 and 9.3 of the Plan are approved in their entirety pursuant to a Final Order of the Bankruptcy Court in form acceptable to Xcel, the following persons shall have released the Released Parties from all NRG Released Causes of Action by “checking the box” on their relevant Ballot(s) and causing NRG to receive such Ballot(s) no later than the Voting Deadline for the Plan and such releases shall be in full force and effect and shall not be stayed or modified:

(i) holders of a majority in number representing at least 85% in principal amount outstanding of the claims in respect of the Notes identified in Schedule B of the Xcel Settlement Agreement, including 100% of the noteholders having signed the Plan Support Agreement;

(ii) holders of 100% in principal amount outstanding of the Claims in respect of each of the NRG Unsecured Revolver, the NRG Letter of Credit Facility, and the NRG FinCo Secured Revolver; and

(iii) holders of at least 85% in amount of all claims in Class 5.

(d) The entry on the docket of the Bankruptcy Court of the Confirmation Order for 11 days (except to the extent such delay shall cause the Effective Date of the NRG Plan to occur after December 15, 2003), which Confirmation Order shall (i) fully incorporate all of the relevant provisions of the Xcel Settlement Agreement (including the releases and injunctions described herein) and any other matters agreed to in writing by Xcel, (ii) not contain any provisions inconsistent with the Xcel Settlement Agreement or such other matters (other than a provision to which Xcel has previously consented in writing), (iii) confirm the Plan under section 1129(a) of the Bankruptcy Code and approve the Xcel Settlement Agreement, and all other agreements and documents contemplated or referenced in the Xcel Settlement Agreement or the Plan, (iv) not approve any amendments or supplements to the Plan (other than amendments or supplements to which Xcel has previously consented to in writing) which Xcel determines to be adverse to it in its sole reasonable discretion, and (v) be in full force and effect and not be stayed or modified.

(e) The filing by the relevant NRG Entities of the 9019 Motion, and the entry on the docket of the Bankruptcy Court of the Confirmation Order which shall approve the 9019 motion.

(f) The receipt by Xcel and any required Xcel affiliate, and, to the extent applicable, NRG of all regulatory and other approvals (including any approvals from the FERC, the SEC and any state Public Utility Commission or under state law) necessary for Xcel or any such Xcel affiliate and, to the extent applicable, NRG to perform such obligations set forth for Xcel in the Xcel Settlement Agreement, the other agreements and documents contemplated or referenced in the Xcel Settlement Agreement and in the Plan and Confirmation Order.

(g) Each NRG Entity shall comply in all respects with every covenant, agreement, or other obligation under the Xcel Settlement Agreement applicable to it.

(h) All representations and warranties made by any NRG Entity under the Xcel Settlement Agreement being true and correct in all material respects when made and as of the Effective Date.

(i) Each of NRG’s lenders that also has a claim against Xcel under any Xcel credit facility (the “Cross-Over Lenders”) shall have approved, without payment of any special fee or expense, any waiver or amendment that Xcel and the administrative agent under such credit facility believe is necessary under such credit facility to implement the Xcel Settlement Agreement, the Plan, and any of the transactions contemplated thereby or by agreements referenced in the Xcel Settlement Agreement (an “Xcel Credit Waiver”), except that if other lenders to Xcel under any credit facility shall receive a special fee or expense for their waiver or amendment, the Cross-Over Lenders shall be entitled to the same pro rata fee or expense, and, in any case, all Xcel Credit Waivers having been fully obtained by Xcel and being in full force and effect.

(j) Xcel (or to the extent applicable, any affiliate of Xcel) shall have received full payment or satisfaction of all intercompany Claims in accordance with the provisions of Section 5(b) of the Xcel Settlement Agreement.

(k) (i) the Bank Group shall have executed and delivered to Xcel the Separate Bank Release Agreement, (ii) NRG shall have executed and delivered to Xcel the Release-Based Amount Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Xcel Plan Note, and all other agreements and documents contemplated by the Xcel Settlement Agreement and the Separate Bank Release Agreement simultaneously with the execution and delivery of the Xcel Settlement Agreement, and (iii) the Xcel Settlement Agreement, the Separate Bank Release Agreement, the Release-Based Amount Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Xcel Plan Note, all such other agreements and documents, the Plan, the Confirmation Order, and any other orders contemplated by any of the foregoing agreements or documents shall be in full force and effect and shall not have been stayed or modified.

(l) Such procedures as are acceptable to Xcel will have been approved by the order approving this Disclosure Statement and will have been fully instituted and followed so as to permit Xcel to determine (i) all parties holding or who have held NRG’s public notes and who have released Xcel pursuant to the Plan, and (ii) all parties holding or who have held NRG’s public notes to whom NRG should pay the requisite Release-Based Amount at any time.

(m) The Confirmation Order shall approve the assumption by the Debtors of the Assumed Agreements, and the Debtors shall have satisfied for the benefit of Xcel (or any applicable Xcel affiliate) all Cure Obligations. To the extent the Assumed Agreements are between Xcel or its affiliates and an NRG Entity which is not a Debtor, NRG will cause such NRG Entity (i) to pay any and all amounts due to Xcel or its affiliates under such Assumed Agreements and will ensure that such NRG Entity’s obligations under such Assumed Agreements remains current, and (ii) to seek an order in a form acceptable to Xcel from the Bankruptcy Court authorizing the assumption of such Assumed Agreements in the event that such NRG Entity subsequently commences a case under the Bankruptcy Code.

(n) There shall have been no amendments or supplements to the Confirmation Order, the Plan, the Bar Date Order, Disclosure Statement, or the Disclosure Statement Order, other than those amendments or supplements approved by Xcel in writing.

(o) The Effective Date for the Plan, and the satisfaction of all of the other conditions set forth in Section 8 of the Xcel Settlement Agreement, shall have occurred by no later than December 15, 2003.

      Should the Effective Date of the Xcel Settlement Agreement not occur, all obligations of the parties set forth therein shall be null and void ab initio and all Xcel Released Causes of Action, NRG Released Causes of Action, and any other Claims, Causes of Action, remedies, defenses, setoffs, rights or other benefits of the parties or any of their respective affiliates shall be fully preserved without any estoppel, evidentiary or other effect of any kind or nature whatsoever. Upon Xcel’s determination, which may not be unreasonably delayed, that each of the foregoing conditions has been satisfied in accordance with the terms of the Xcel Settlement Agreement, Xcel shall deliver a written notice to NRG stating as such and that the effective date of the Xcel Settlement Agreement has occurred. For purposes of any agreement or document contemplated by the Xcel Settlement Agreement, including the Plan, the “Effective Date” of the Xcel Settlement Agreement shall be the date on which Xcel delivers to NRG such written notice. The “Effective Date” of the Xcel Settlement Agreement shall not occur unless and until such written notice has been delivered to NRG by Xcel.

      If all of the conditions set forth in section 8 of the Xcel Settlement Agreement shall not have occurred by December 15, 2003, the Xcel Settlement Agreement shall terminate on December 31, 2003 unless Xcel on or prior to such date shall have waived any such conditions or shall have extended such termination date, in each case by written notice delivered by Xcel to NRG. Upon the termination of the Xcel Settlement Agreement, all obligations of the parties thereunder shall terminate and shall be of no further force and effect; provided, however, that any claim of any party for breach of the Xcel Settlement Agreement shall survive termination and all rights and remedies with respect to such claims shall not be prejudiced in any way.

      NRG shall, for itself and on behalf of each of the NRG Subsidiaries, and as agent for each NRG Subsidiary, indemnify, defend (or, where applicable, pay the reasonable defense costs for) and hold harmless the Released Parties from and against any and all liabilities that any entity seeks to impose upon the Released Parties, or which are imposed upon the Released Parties, if and to the extent such liabilities relate to, arise out of or result from the failure of any NRG Subsidiary to pay its creditors in full except to the extent provided for in the Plan and except with respect to (i) LSP-Pike Energy, LLC, (ii) LSP-Nelson Energy, LLC, and (iii) NRG Audrain Generating LLC, or the failure to have the provisions of sections 9.2, 9.3.B., 9.3.C., and 9.3.G. of the Plan be fully applicable pursuant to a Final Order of the Bankruptcy Court to any Non-Plan Debtor or any NRG Subsidiary which subsequently becomes part of the Chapter 11 Case or other bankruptcy cases or proceedings.

      Xcel, in connection with the Plan, also will enter into the Separate Bank Release Agreement with the Separate Bank Settlement Group, dated as of the date of entry of the Confirmation Order, which among other things, provides for the payment of the Separate Bank Settlement Payment by Xcel to the Separate Bank Settlement Group in exchange for the release of the Separate Bank Claims. The Separate Bank Settlement Payment will be paid to the Separate Bank Settlement Group through NRG as disbursing agent and then concurrently paid to the lenders party to the Separate Bank Release Agreement. The Separate Bank Settlement Payment under the Separate Bank Release Agreement will not consist of property of NRG’s chapter 11 Estate and will not be available to NRG’s other creditors. The Separate Bank Settlement Payment is being paid by Xcel solely to facilitate the Plan and the benefits to Xcel thereunder and is expressly not being paid as any concession of the validity of any claims being released.

5.	The Release-Based Amount Agreement

      As noted above, pursuant to the Release-Based Amount Agreement, Xcel will commence paying the portion of the third installment in Cash on April 30, 2004 ($38 million of the Release-Based Amount will be paid as part of the second installment). The maximum amount of the Release-Based Amount pursuant to the Xcel Settlement is $390 million. However, only creditors in Class 5 under the Plan who properly make the Release Election by the Voting Deadline are entitled to receive the Release-Based Amount absent entry of a Final Order binding such creditors to a release of the Released Parties under the Plan. Class 5 creditors not making the Release Election on their Ballots will not receive any portion of the Release-Based Amount; instead, the aggregate share of the Release-Based Amount which otherwise would have been payable to such creditors (if they had made the Release Election on their Ballots) will be credited against and deducted from the Release-Based Amount and retained by Xcel. As a result, the ultimate amount paid by Xcel may be substantially less than $390 million, although a condition of Xcel for the Xcel Settlement Agreement to become effective is that at least 85% of all Class 5 claims make the Release Election. Notwithstanding anything to the contrary herein, if the releases contemplated by the Plan and set forth in Section IV.E.6 below are granted by the Bankruptcy Court in a Final Order, the entire $390 million of the Release-Based Amount will be paid by Xcel and will be available for distribution to Class 5.

      The timing of the payment by Xcel of the Release-Based Amount will be governed by the Release-Based Amount Agreement. As noted above, a portion of the payments will be made as part of the second installment and the remainder will commence on April 30, 2004 pursuant to the Xcel Settlement Agreement. However, Claims in Class 5 pursuant to the Plan which make the Release Election will only receive their Release-Based Amount once such Claims are Allowed. As a result, in some respects, the Release-Based Amount Agreement will create a mechanism similar to a Disputed Claims Reserve whereby the pro rata share of Release-Based Amount owing to Class 5 creditors who made the Release Election but whose Claims are not allowed will be retained by Xcel pending allowance of such Claims. Unlike a Disputed Claims Reserve, however, the full amount of the Release-Based Amount ($390 million) will not be paid by Xcel since Class 5 creditors who do not make the Release Election will not be entitled to their pro rata share of the Release-Based Amount. Instead, such amount will be retained by Xcel. As a result, the Release-Based Amount Agreement will provide various mechanisms, including reserves, to help ensure that Xcel does not, among other things, at any time pay more Release-Based Amount to holders of Allowed Claims than the ultimate pro rata share of the Release-Based Amount to which such Claims are entitled. The ultimate pro rata share of the Release-Based

Amount to which any allowed Class 5 Claims will be entitled cannot be known until all such Claims have been Allowed. As a result, to ensure that Xcel does not “overpay” Allowed Claims pending allowance of the remainder of the Class 5 Claims, the Release-Based Amount Agreement will provide that Xcel reserves for such yet to be Allowed Claims based upon the maximum reasonable amount of Release-Based Amount projected for Xcel to retain at any time.

      The Release-Based Amount Agreement also specifies how to determine whether the condition of the Xcel Settlement Agreement that at least 85% of Class 5 Claims make the Release Election has been met. Again, since many Class 5 Claims will not be Allowed prior to the Effective Date of the Plan, there needs to be a mechanism to determine how to count such Claims in determining whether the 85% condition has been met. In addition, the Release-Based Amount Agreement provides for various procedures to estimate contingent or unliquidated Claims. Finally, Xcel has proposed that the Release-Based Amount Agreement provide for an indemnity of Xcel by NRG for (i) failure of NRG to make payments of the proper Release-Based Amount to a creditor once Xcel pays such amounts to NRG unless such creditor receives the amount agreed to in writing by Xcel, (ii) failure to provide a creditor with proper notice relating to the Chapter 11 Case, and (iii) the reporting of an “Allowed” Claim that is subsequently not allowed.

6.	The Releases

      As noted above, the Xcel Settlement Agreement provides for the release by NRG and the NRG Subsidiaries of the Released Parties from virtually all potential Claims and Causes of Action. The Xcel Settlement Agreement also requires that (1) at least 85% of the creditors in Class 5 have voluntarily released the Released Parties through the Release Election contained on their Ballots in connection with the Plan, and (2) to the maximum extent permitted by law, all holders of Claims against or Interests in NRG, the other Debtors and Non-Plan Debtors be deemed to have released the Released Parties as of the Effective Date, whether or not such holders voted to accept the Plan and whether or not such holders elected to release the Released Parties on their Ballots or otherwise.

      As a result of the foregoing, Section 9.3 of the Plan contains the following provisions with respect to the release of the Released Parties by NRG and the NRG Subsidiaries and all holders of Claims against or Interests in NRG, the other Debtors and Non-Plan Debtors, which, among other things, causes a release of the Released Parties by each holder of Claims against or Interests in NRG, the other Debtors and Non-Plan Debtors regardless of whether such holder has voted to accept the Plan and regardless of whether such holder has elected to release the Released Parties on its Ballot in connection with the Plan:

      (a) RELEASES BY DEBTORS AND ESTATES

      AS OF THE EFFECTIVE DATE, FOR GOOD AND VALUABLE CONSIDERATION, EACH OF THE DEBTORS, IN ITS INDIVIDUAL CAPACITIES AND AS DEBTORS IN POSSESSION, FOR AND ON BEHALF OF THE ESTATES AND ANY ENTITY THAT MAY ASSERT A CLAIM OR CAUSE OF ACTION DERIVATIVELY OR OTHERWISE, SHALL BE DEEMED TO HAVE RELEASED AND DISCHARGED, ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND FOREVER, (I) ANY AND ALL OF THE NRG RELEASED CAUSES OF ACTION AGAINST THE RELEASED PARTIES, AND (II) ANY AND ALL CAUSES OF ACTION INCLUDING WITHOUT LIMITATION ANY AVOIDANCE CLAIMS DESCRIBED IN SECTION 13.2 OF THE PLAN ACCRUING TO THE DEBTORS WHICH THE DEBTORS MAY HAVE AGAINST ANY HOLDER OF ANY NOTE, ANY MEMBER OF THE NOTEHOLDER GROUP, ANY MEMBER OF THE BANK GROUP OR THE GLOBAL STEERING COMMITTEE, IN EACH CASE IN THEIR CAPACITY AS SUCH AND IN THEIR CAPACITY AS COUNTERPARTIES TO ANY DERIVATIVE OR SWAP AGREEMENT TERMINATED PRIOR TO THE DATE OF THE PLAN.

      (b) RELEASES BY NON-PLAN DEBTORS AND THEIR ESTATES

      AS OF THE EFFECTIVE DATE, FOR GOOD AND VALUABLE CONSIDERATION, EACH OF THE NON-PLAN DEBTORS, IN ITS INDIVIDUAL CAPACITY AND AS DEBTOR IN POSSESSION, FOR AND ON BEHALF OF ITS BANKRUPTCY ESTATE AND ANY ENTITIES THAT MAY

ASSERT A CLAIM OR CAUSE OF ACTION DERIVATIVELY OR OTHERWISE, PURSUANT TO A SEPARATE MOTION OF SUCH DEBTOR IN CONNECTION WITH CONFIRMATION OF THIS PLAN, SHALL BE DEEMED TO HAVE RELEASED AND DISCHARGED, ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND FOREVER, (I) ANY AND ALL OF THE NRG RELEASED CAUSES OF ACTION AGAINST THE RELEASED PARTIES, AND (II) ANY AND ALL CAUSES OF ACTION INCLUDING WITHOUT LIMITATION ANY AVOIDANCE CLAIMS DESCRIBED IN SECTION 13.2 HEREOF ACCRUING TO THE DEBTORS WHICH THE DEBTORS MAY HAVE AGAINST ANY HOLDER OF ANY NOTE, ANY MEMBER OF THE NOTEHOLDER GROUP, ANY MEMBER OF THE BANK GROUP OR THE GLOBAL STEERING COMMITTEE, IN EACH CASE IN THEIR CAPACITY AS SUCH.

      (c) RELEASES BY THE NON-DEBTOR NRG SUBSIDIARIES

      AS OF THE EFFECTIVE DATE, PURSUANT TO THE XCEL SETTLEMENT AGREEMENT FOR GOOD AND VALUABLE CONSIDERATION, EACH OF THE NRG SUBSIDIARIES THAT IS NOT A DEBTOR OR NON-PLAN DEBTOR SHALL BE DEEMED TO HAVE RELEASED AND DISCHARGED, ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND FOREVER, ANY AND ALL OF THE NRG RELEASED CAUSES OF ACTION AGAINST THE RELEASED PARTIES.

      (d) OTHER RELEASES

      EACH HOLDER OF A CLAIM (WHETHER OR NOT ALLOWED) AGAINST, OR EQUITY INTEREST IN, THE DEBTORS OR THE NON-PLAN DEBTORS (INCLUDING A CLAIM ARISING AFTER THE PETITION DATE THROUGH THE EFFECTIVE DATE OF THE PLAN), AND EACH ENTITY PARTICIPATING IN EXCHANGES AND DISTRIBUTIONS UNDER OR PURSUANT TO THE PLAN, AND EACH ENTITY AFFIRMATIVELY MAKING THE RELEASE ELECTION, FOR ITSELF, AND ITS RESPECTIVE SUCCESSORS, ASSIGNS, TRANSFEREES, CURRENT AND FORMER OFFICERS, DIRECTORS, AGENTS AND EMPLOYEES, IN EACH CASE IN THEIR CAPACITY AS SUCH, SHALL BE DEEMED TO HAVE RELEASED ANY AND ALL OF THE NRG RELEASED CAUSES OF ACTION AND SEPARATE BANK CLAIMS AGAINST THE RELEASED PARTIES

      (e) SEPARATE BANK CLAIMS

      NOTWITHSTANDING ANYTHING IN THE PLAN OR THE CONFIRMATION ORDER TO THE CONTRARY, THE RELEASE AND INJUNCTION OF THE SEPARATE BANK CLAIMS IS CONDITIONED ON THE PAYMENT OF THE SEPARATE BANK SETTLEMENT PAYMENT SUCH THAT IF THE SEPARATE BANK SETTLEMENT PAYMENT IS NOT MADE IN ACCORDANCE WITH THE TERMS OF THE SEPARATE BANK RELEASE AGREEMENT, THE SEPARATE BANK CLAIMS SHALL NOT BE RELEASED, DISCHARGED, ENJOINED OR OTHERWISE IMPAIRED IN ANY WAY BY THE PLAN, THE CONFIRMATION ORDER OR ANY OTHER ORDER IN THE CHAPTER 11 CASE.

      (f) EACH HOLDER OF A CLAIM OR AN INTEREST, OR ANY OTHER PARTY IN INTEREST, OR ANY OF THEIR RESPECTIVE AGENTS, DIRECT OR INDIRECT SHAREHOLDERS, EMPLOYEES, DIRECTORS, FINANCIAL ADVISORS, ATTORNEYS OR AFFILIATES, OR ANY OF THEIR SUCCESSORS OR ASSIGNS SHALL BE DEEMED TO HAVE RELEASED AND DISCHARGED, ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND FOREVER, ANY AND ALL CAUSES OF ACTION AGAINST THE DEBTORS, THE BANK GROUP, THE GLOBAL STEERING COMMITTEE, THE NOTEHOLDER GROUP, ANY MEMBER OF THE BANK GROUP ACTING IN A CAPACITY AS ADMINISTRATIVE AGENT, XCEL, OR ANY OF THEIR RESPECTIVE PRESENT OR FORMER MEMBERS, OFFICERS, DIRECTORS, SHAREHOLDERS, EMPLOYEES, ADVISORS, ATTORNEYS OR AGENTS ACTING IN SUCH CAPACITY, FOR ANY ACT OR OMISSION IN CONNECTION WITH, RELATING TO, OR ARISING OUT OF, THE CHAPTER 11 CASE, THE PURSUIT OF CONFIRMATION OF THE PLAN, THE CONSUMMATION OF THE PLAN, OR THE ADMINISTRATION OF THE PLAN OR THE PROPERTY TO BE DISTRIB-

UTED UNDER THE PLAN, EXCEPT FOR THEIR WILLFUL MISCONDUCT, GROSS NEGLIGENCE, OR THEIR OBLIGATIONS PURSUANT TO THE PLAN.

      (g) THE RELEASES SET FORTH IN SECTION 9.3 OF THE PLAN SHALL BE BINDING UPON ALL TRANSFEREES OF THE RELEASING PARTY. IN ADDITION, EACH PARTY TO WHICH SECTION 9.3 OF THE PLAN APPLIES SHALL BE DEEMED TO HAVE GRANTED THE RELEASES SET FORTH IN SECTION 9.3 OF THE PLAN NOTWITHSTANDING THAT IT MAY HEREAFTER DISCOVER FACTS IN ADDITION TO, OR DIFFERENT FROM, THOSE WHICH IT NOW KNOWS OR BELIEVES TO BE TRUE, AND WITHOUT REGARD TO THE SUBSEQUENT DISCOVERY OR EXISTENCE OF SUCH DIFFERENT OR ADDITIONAL FACTS, AND SUCH PARTY EXPRESSLY WAIVES ANY AND ALL RIGHTS THAT IT MAY HAVE UNDER ANY STATUTE OR COMMON LAW PRINCIPLE, INCLUDING SECTION 1542 OF THE CALIFORNIA CIVIL CODE, WHICH WOULD LIMIT THE EFFECT OF SUCH RELEASES TO THOSE CLAIMS OR CAUSES OF ACTION ACTUALLY KNOWN OR SUSPECTED TO EXIST AT THE TIME OF EXECUTION OF THE RELEASE. SECTION 1542 OF THE CALIFORNIA CIVIL CODE GENERALLY PROVIDES AS FOLLOWS: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.”

      In addition, the Plan provides that the Confirmation Order shall contain various related injunctive provisions. As such, the Plan states that the Confirmation Order shall:

(i) PERMANENTLY ENJOIN ANY HOLDER OF A CLAIM OF ANY OF THE DEBTORS OR NON-PLAN DEBTORS FROM PURSUING ANY NRG RELEASED CAUSES OF ACTION OR SEPARATE BANK CLAIMS AGAINST ANY OF THE RELEASED PARTIES; and

(ii) PERMANENTLY ENJOIN ANY PERSON OR ENTITY THAT HOLDS, HAS HELD OR MAY HOLD A CLAIM OR CAUSE OF ACTION RELEASED UNDER THE PLAN FROM TAKING ANY OF THE FOLLOWING ACTIONS ON ACCOUNT OF ANY NRG RELEASED CAUSES OF ACTION OR THE SEPARATE BANK CLAIMS:

(a) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING;

(b) ENFORCING, ATTACHING, COLLECTING OR RECOVERING IN ANY MANNER ANY JUDGMENT, AWARD, DECREE OR ORDER;

(c) CREATING, PERFECTING OR ENFORCING ANY LIEN OR ENCUMBRANCE;

(d) ASSERTING ANY SETOFF, RIGHT OF SUBROGATION OR RECOUPMENT OF ANY KIND AGAINST ANY DEBT, LIABILITY OR OBLIGATION DUE TO ANY RELEASED PERSON OR ENTITY; AND

(e) COMMENCING OF CONTINUING ANY ACTION IN ANY MANNER, IN ANY PLACE, THAT DOES NOT COMPLY WITH OR IS INCONSISTENT WITH THE PROVISIONS OF THE PLAN.

      For the avoidance of doubt, nothing in the release contained in Section 9.3D of the Plan shall be construed to be a release of any Claims or Causes of Action that a holder of a Claim or Interest may have against any Released Party and that is unrelated to and does not involve in any manner whatsoever NRG, any of the NRG Entities or any transaction or circumstance involving NRG or any of the NRG Entities. Notwithstanding anything to the contrary contained in Section 9.3D of the Plan, the releases therein shall not act to release any Released Party from a written and enforceable guarantee of the type and nature of the Xcel Guarantees between such Released Party and such holder.

      The term “Released Parties” is defined in the Plan as: (i) Xcel and any officer, director, employee, affiliate (other than NRG and the NRG Subsidiaries), agent, or other party acting on behalf of Xcel or an affiliate of Xcel (other than NRG or the NRG Subsidiaries), in each case in their capacity as such, and (ii) any other person or entity to the extent that such person or entity is entitled to a claim for indemnification, reimbursement, contribution, subrogation or otherwise against any of the parties listed in clause (i).

      The term “NRG Released Causes of Action” is defined in the Xcel Settlement Agreement as collectively, all Claims or Causes of Action of any kind or nature (whether known or unknown) which NRG, any of the NRG Subsidiaries, or any creditor of NRG, the Debtors or the Non-Plan Debtors directly or indirectly, has or may have as of the Effective Date against any of the Released Parties in respect of any matter relating to NRG or any of the NRG Subsidiaries, including, without limitation, the Specified Claims, but the NRG Released Causes of Action shall not include any Excluded Claims.

      The term “Excluded Claims” is defined in the Xcel Settlement Agreement as any claims against Xcel under (i) the Xcel Settlement Agreement; (ii) the Employee Matters Agreement; (iii) the Tax Matters Agreement; (iv) the Assumed Agreements; and (v) any Separate Bank Claims and any claims reserved pursuant to section C. of the Separate Bank Release Agreement.

      The term “Claims” is defined in the Xcel Settlement Agreement as having the meaning set forth in section 101(5) of Bankruptcy Code and is deemed to include any “Claim” arising on or after the Petition Date.

      The term “Causes of Action” is defined in the Xcel Settlement Agreement as all actions, causes of action, liabilities, obligations, rights, suits, damages, judgments, remedies, demands, setoffs, defenses, recoupments, crossclaims, counterclaims, third-party claims, indemnity claims, contribution claims or any other claims whatsoever, whether known or unknown, matured or unmatured, fixed or contingent, liquidated or unliquidated, disputed or undisputed, suspected or unsuspected, foreseen or unforeseen, direct or indirect, choate or inchoate, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission or other event occurring prior to the Petition Date or during the course of the Chapter 11 Case, including through the Effective Date.

      The term “Specified Claims” is defined in the Xcel Settlement Agreement as (i) any Claim that is property of any Debtor’s estate or Non-Plan Debtor’s estate pursuant to section 541 of the Bankruptcy Code or otherwise; (ii) any preference, fraudulent conveyance and other actions under sections 510, 544, 545, 547, 548, 549, 550 or 553 of the Bankruptcy Code or any state law equivalents; (iii) any Claim arising out of illegal dividends or similar theories of liability; (iv) any Claim asserting veil piercing, alter ego liability or any similar theory; (v) any Claim based upon unjust enrichment; (vi) any Claim for breach of fiduciary duty; (vii) any Claim for fraud, misrepresentation or any state or federal securities law violations; and (viii) any Claim that NRG or any NRG Subsidiary may have as a result of having been a member of the Xcel affiliated tax group or a signatory to an Xcel tax sharing agreement.

7.	Essential Nature of Releases to the Plan and NRG’s Restructuring

      The releases described above applicable to NRG, the NRG Subsidiaries and the NRG creditors are an essential element of the Xcel Settlement. Without such releases, there would be no Xcel Settlement Agreement. The Xcel Settlement Agreement is an essential and integral part of the Plan. The Xcel Settlement Agreement provides for up to $640 million to be paid to NRG. Of such amount, the Xcel Settlement Agreement provides for NRG to pay up to $390 million (if the full third-party releases described in Section IV.E.6 above are granted by the Bankruptcy Court) to NRG’s general unsecured creditors.

      NRG’s restructuring plan contemplates emergence from the Chapter 11 Case by December 15, 2003. To meet this target, it is essential that the Plan be confirmed. Absent approval of the releases of Xcel, NRG’s ability to implement the restructuring set forth in the Plan could be in jeopardy.

8.	Xcel Public Filings

      Xcel is a public company and as such files periodic reports with the SEC. For information regarding Xcel’s business, operating performance and financial condition, refer to Xcel’s public filings with the SEC. NRG disclaims any responsibility for the information contained in Xcel’s SEC filings. While there is no specific SEC regulation that prohibits NRG from incorporating Xcel’s public disclosures by reference. NRG has chosen not to because it is not in a position to take any responsibility for the accuracy or completeness of any of Xcel’s public disclosures. NRG has neither the access to Xcel’s financial information, nor the resources to evaluate it if it had such access. Under those conditions, NRG does not feel that it is appropriate for it to incorporate Xcel’s disclosure by reference or to incur any potential liability associated therewith. It should be noted, however, that Xcel’s public disclosure is readily available to any creditors who may choose to look at it on the SEC’s website www.sec.gov.

V.

THE CHAPTER 11 CASE

      On the Petition Date, the Debtors filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code, along with the Non-Plan Debtors. At such time, all actions and proceedings against the Debtors and all acts to obtain property from the Debtors and Non-Plan Debtors were stayed under section 362 of the Bankruptcy Code. The Debtors and Non-Plan Debtors will continue to conduct their businesses and manage their properties as debtors in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

A.     Summary of Significant Motions

      The following summarizes significant motions that have been filed in the Chapter 11 Case. You can view these motions at www.kccllc.net/nrg. On the Petition Date, the Debtors and/or Non-Plan Debtors filed the following critical first day motions:

•	Motion For Order Authorizing Debtors To: (I) Continue To Use Existing Cash Management System And Bank Accounts; (II) Provide Administrative Priority Status To Postpetition Intercompany Claims; (III) Continue To Use Existing Checks And Business Forms; And (IV) Continue To Use Existing Investment Practices (“Cash Management Motion”)

•	Motion Of Entry Of (I) Interim And Final Orders Authorizing The Debtors To (A) Obtain Postpetition Financing From General Electric Capital Corporation, (B) Use Cash Collateral, and (C) Provide Adequate Protection To Secured Bondholders And (II) Order Scheduling A Final Hearing Pursuant To Bankruptcy Rule 4001 (“DIP Motion I”)

•	Interim Order Pursuant To 11 U.S.C. §§ 361, 362, And 364 And Fed. R. Bankr. P. 4001 Approving Debtors’ Motion For Interim And Final Orders (I) Authorizing Debtors To Incur Postpetition Secured Indebtedness, (II) Granting Security Interests And Priority, (III) Modifying Automatic Stay and (IV) Modifying Cash Management Procedures (“DIP Motion II” together with DIP Motion I, the “DIP Motion”)

•	Motion For Order: (I) Authorizing Debtors to (A) Honor Outstanding Payroll And Expense Reimbursement Checks; (B) Pay Accrued Prepetition Wages, Salaries And Other Compensation; (C) Pay Prepetition Contributions To Employee Benefit Plans; (D)Honor Prepetition Employee Programs In The Ordinary Course Of Business; And (E) Pay All Costs And Expenses Incident Thereto; And (II) Directing Applicable Banks To Honor And Pay Checks And Other Transfers Relating Thereto

•	Motion Of Debtors For Order Authorizing Them To Pay Prepetition Claims Of Certain Critical Trade Vendors

•	Motion Of Debtors For An Order Determining Adequate Assurance Of Payment For Future Utility Services (“Utility Motion”)

•	Motion Of Debtors And Debtors In Possession For An Order Authorizing Them To (A) Continue Their Workers’ Compensation Insurance Programs And (B) Pay Certain Prepetition Workers’ Compensation Claims, Premiums And Related Expenses

•	Motion Of Debtors For An Order Authorizing Them To Pay Certain Prepetition Property Tax Claims

•	Motion Of Debtors And Debtors In Possession For An Order Authorizing Them To Continue Their Insurance Policies And Granting Related Relief

•	Motion Of Debtors For An Order: (I) Authorizing Them To Pay Prepetition Trust Fund, Employment, Excise, Fuel, Franchise And Certain Other Taxes And Fees; And (II) Directing Financial Institutions To Honor And Process Related Checks and Transfers

•	Motion Of NRG Power Marketing, Inc. Pursuant To Section 365(a) Of The Bankruptcy Code For Order Authorizing NRG Power Marketing, Inc. To Reject Certain Executory Contracts

•	Motion Of Debtors Pursuant To Section 365 Of The Bankruptcy Code For Order Authorizing Them To Reject Certain Unexpired Leases Of Nonresidential Real Property

•	Motion For An Order (I) Establishing Procedures For (A) Settlement Of Terminated Safe Harbor Agreements And (B) Determination Whether A Contract Constitutes A Safe Harbor Agreement And/ Or Whether Such Safe Harbor Agreement Has Been Validly Terminated And (II) Authorizing The Debtors To Enter Into Derivative Contracts And To Pledge Collateral Under Derivative Contracts (“Safe Harbor Motion”)

      The Bankruptcy Court has entered Orders approving the above-referenced motions.

      In addition to the critical first-day motions, the Debtors and Non-Plan Debtors also obtained Bankruptcy Court Approval of the following additional orders to assist with the overall case administration:

•	Motion Of Debtors And Debtors In Possession For An Order Establishing Procedures For Miscellaneous Asset Sales

•	Motion Of Debtors For An Order Pursuant To Bankruptcy Rule 1015(b) Directing Joint Administration Of Related Chapter 11 Cases

•	Application Of Debtors For Order (A) Appointing Kurtzman Carson Consultants LLC As Claims And Noticing Agent And (B) Approving Form And Manner Of Notice Of Section 341 Meeting

•	Motion Of Debtors For An Administrative Order Establishing Procedures For Interim Compensation And Reimbursement Of And Reimbursement of Expenses for Professionals

•	Motion Of Debtors For Order Enforcing The Automatic Stay And The Nondiscrimination Provisions Of The Bankruptcy Code

•	Motion Of Debtors For Order Granting Extension Of Time For Filing Schedules And Statements

•	Motion Of Debtors For An Order Authorizing Them To (A) Prepare Consolidated List Of Creditors In Lieu Of Matrix, And (B) File Consolidated List Of Their 80 Largest Unsecured Creditors

•	Application For An Order Establishing A Deadline For Filing Proofs Of Claim And Approving The Form And Manner Of Notice Thereof

•	Motion For Order Establishing Noticing Requirements And Omnibus Hearings With Respect To All Proceedings Herein And Scheduling Initial Case Conference

•	Motion For Order (I) Scheduling Hearing On The Adequacy Of Disclosure Statement, (II) Approving Procedures And Materials Employed To Provide Notice Of The Disclosure Statement Hearing, And (III) Scheduling Hearing On Confirmation Of The Plan Of Reorganization

B.     Appointment of the Official Committee

      On May 22, 2003 the United States Trustee appointed an official committee of unsecured creditors pursuant to section 1102 of the Bankruptcy Code (the “Committee”). The Committee is made up of the following nine entities:

Wilmington Trust Company, as Trustee 1100 North Market Street Wilmington, DE 19890 Attn: James D. Nesci	Metropolitan Life Insurance Company 10 Park Avenue Morristown, NJ 07692-1902 Attn: Lisa Glass, Esq.	New York Life Investment Management, LLC 51 Madison Avenue Credit Administration 2nd Floor New York, New York 10010 Attn: Ronald G. Brandon, VP

PPM America, Inc. 225 West Wacker Drive Suite 1200 Chicago, IL 60606 Attn: James Schaeffer, VP	Matlin Patterson Global Opportunities Partners, L.P. 520 Madison Avenue New York, New York 10022 Attn: Frank S. Plimpton and Ramon Betolaza	Credit Suisse First Boston 11 Madison Avenue New York, New York 10010 Attn: Carol Flaton, Managing Director

ABN Amro Bank N.V. 350 Park Avenue, 2nd Floor New York, New York 10022 Attn: Neil J. Bivona, SVP and Steven G. Wimpenny, GSVP	XL Capital Assurance Inc. 1221 Avenue of the Americas New York, New York 10020 Attn: Richard P. Heberton, Senior Managing Director	Niagara Mohawk Power Corporation 1125 Broadway Albany, New York 12245 Attn: Gloria Kavanah

C.	Debtor-In-Possession Financing

      NRG and certain other Debtors have executed a Senior Secured, Super-Priority Debtor-in-Possession Credit Agreement (the “DIP Agreement”) with General Electric Capital Corporation (“GECC”), which was executed following the filing of the petition in the Chapter 11 Case. Under the DIP Agreement, GECC will make up to $250 million (the “DIP Facility”) available for working capital and general corporate needs of the Debtors that comprise NRG’s Northeast generating facilities, namely NRG Northeast Generating LLC, Arthur Kill Power LLC, Astoria Gas Turbine Power LLC, Connecticut Jet Power LLC, Devon Power LLC, Dunkirk Power LLC, Huntley Power LLC, Middletown Power LLC, Montville Power LLC, Norwalk Power LLC, the Oswego Harbor Power LLC, Somerset Power LLC, and Berrians I Gas Turbine Power LLC (collectively, the “DIP Borrowers”).

      The DIP Facility will be secured by a first priority lien on substantially all of the assets of and equity interests in the DIP Borrowers and Northeast Generation Holding LLC and NRG Eastern LLC, the assets of PMI relating to the revenues of the DIP Borrowers. The DIP Facility bears an interest rate of 2.00% over the prime rate or 3.50% over the LIBOR rate and is currently set to expire on May 13, 2004; provided, however, that if certain governmental approvals are obtained, then the term of the DIP Facility shall be automatically extended to May 13, 2005.

      The amount available under the DIP Facility may vary from time to time, depending on valuations of the collateral securing the DIP Facility and GECC’s right to set aside certain reserves. The DIP Facility permits the DIP Borrowers to borrow up to $210 million upon entry of a final order approving the DIP Facility. The total availability may increase to $250 million upon the occurrence of certain subsequent events, including a favorable decision regarding the pending application by NRG with FERC for approval of a cost-of-service-rate at NRG’s Connecticut facilities. A final order approving the DIP Facility was entered by the Bankruptcy Court on July 24, 2003. Such order provides, among other things, that the borrowers may not use DIP funds or cash collateral to make disbursements to, or for the benefit of CL&P, unless further agreed to by GECC, the

DIP lender, the Official Committee of Unsecured Creditors of NRG and the informal committee of holders of the three series of Senior Secured Bonds issued by NRG Northeast, or further order of the Bankruptcy Court.

      A complete copy of the DIP Agreement is available for review at www.kccllc.net/nrg.

D.	CL&P Litigation

      On the Petition Date PMI filed the Motion of NRG Power Marketing Inc. Pursuant to Section 365 of the Bankruptcy Code for Order Authorizing NRG Power Marketing Inc. to Reject An Executory Contract (the “Rejection Motion”) seeking to reject the CL&P Agreement. On May 15, 2003, with full knowledge of the commencement of PMI’s reorganization case and the Rejection Motion, the Attorney General for the State of Connecticut (the “CTAG”) and the Connecticut Department of Public Utility Control (the “CDPUC”) filed a complaint (the “FERC Complaint”) commencing a proceeding (the “FERC Proceeding”) seeking entry of an order by the FERC staying termination of the CL&P Agreement and requiring PMI to continue to perform under the CL&P Agreement. The only issue for consideration under the FERC Complaint was whether PMI had the right to terminate the CL&P Agreement as a consequence of CL&P’s failure to pay certain amounts due under the CL&P Agreement. On May 16, 2003, FERC issued an order (the “FERC Order”), which required PMI “to continue to provide service to CL&P pursuant to the rates, terms and conditions under the [CL&P Agreement] until the Commission has an adequate opportunity to evaluate its proposed termination of the contract and the opposition to such action.”

      On May 19, 2003, PMI commenced an adversary proceeding before the Bankruptcy Court (the “Adversary Proceeding”) against CDPUC and CTAG seeking declaratory and injunctive relief pertaining to the FERC Proceeding. Following the commencement of the Adversary Proceeding, PMI rescinded its termination of the CL&P Agreement, thus mooting the only issue before FERC relating to the termination of the contract.

      On May 22, 2003, CTAG and CDPUC filed the Clarification of Complaint with FERC. The Clarification of Complaint amended the FERC Complaint and asked that the “Commission make clear that the Order issued on May 16, 2003 in this proceeding applies not only to PMI’s threatened termination of the [CL&P Agreement] but also to any other efforts to modify or terminate the [CL&P Agreement] by authorities other than the FERC.” Clarification of Complaint at 6. In support thereof, CTAG and CDPUC argued: “Because the [CL&P Agreement] constitutes a filed rate schedule with the FERC, it cannot be unilaterally modified or terminated by any of the parties to the contract or by state or federal courts, including a bankruptcy court.” Id. at 5 (emphasis added).

      On May 23, 2003 CL&P filed The Connecticut Light and Power Company’s Motion to Withdraw the Reference to the Bankruptcy Court (the “Withdrawal Motion”) with the United States District Court for the Southern District of New York (the “District Court”), seeking to have the reference to the Bankruptcy Court withdrawn with respect to the Adversary Proceeding and the Rejection Motion. In addition, on May 23, 2003 CL&P filed the CL&P Stay Motion with the Bankruptcy Court seeking a stay of the proceedings with regard to the Adversary Proceeding and the Rejection Motion. On May 27, PMI filed its Motion of NRG Power Marketing Inc. for Summary Disposition by May 29, 2003 Vacating the May 16 Order, Dismissing the Amended Complaint, and Terminating the Proceeding with the FERC.

      On June 2, 2003, at the conclusion of a hearing on the Rejection Motion, the Bankruptcy Court entered an order approving the Rejection Motion (the “Rejection Order”) enabling PMI to reject the CL&P Agreement but did not give a ruling with respect to the Adversary Proceeding. On June 4, 2003 CL&P filed its Notice of Appeal (the “CL&P Appeal”) of the Bankruptcy Court’s order. Thereafter, PMI consented to the District Court’s withdrawal of reference with respect to the Adversary Proceeding. In connection therewith, PMI filed an amended complaint pursuant to which CL&P was added as a party defendant in the Adversary Proceeding (collectively, CL&P, CDPUC and CTAG are the “Connecticut Parties”). On June 12, 2003, the District Court, pending a final determination on the matter, granted a temporary restraining order staying the Connecticut Parties from attempted enforcement of the FERC Order to require PMI’s performance under the CL&P Agreement and permitting PMI to discontinue performance under the CL&P Agreement effective June 2, 2003.

      On June 25, 2003, FERC entered an order which purports to require PMI to provide service to CL&P, pursuant to the rates, terms, and conditions of the CL&P Agreement pending a public hearing on the matter which FERC states will occur before October 3, 2003. The temporary restraining order granted by the District Court provides that any requirement for PMI to comply with a final exercise of FERC’s regulatory jurisdiction preventing the cessation of PMI’s performance under the CL&P Agreement, shall be stayed pending FERC’s appearance in the bankruptcy proceeding and an opportunity for judicial review of such FERC action, if any, by a court of competent jurisdiction. Accordingly, notwithstanding the order issued by FERC, PMI believes that absent such required judicial review, it is not required to perform under the CL&P Agreement.

      On June 30, 2003, the District Court, denied PMI’s request for a preliminary injunction on the basis of lack of subject matter jurisdiction. On August 15, 2003, FERC entered two additional orders: one which served to uphold the CL&P Agreement and purported to require PMI to perform thereunder and the other denying PMI’s prior rehearing request. PMI has appealed the District Court ruling to the United States Court of Appeals for the Second Circuit. PMI is considering its options in regard to filing an appeal of the August 15, 2003 FERC orders to the United States Court of Appeals for the District of Columbia Circuit. Meanwhile, the parties continue to engage in settlement negotiations in regards to all the foregoing litigation.

E.	Change of the Board of Directors

      Following the commencement of NRG’s bankruptcy on May 14, 2003, all of the existing directors of NRG resigned from the board of directors. Scott J. Davido, Leonard J. LoBiondo and Ershel C. Redd, Jr., Senior Vice President, Commercial Operations, were named to the reconstituted board of directors. During the pendency of the Chapter 11 Case, Scott J. Davido will serve as Chairman of the Board and Leonard J. LoBiondo will serve as Chief Restructuring Officer. John R. Boken has been named interim President and Chief Operating Officer. John R. Boken and Leonard J. LoBiondo, both of whom are affiliated with KZC, were retained pursuant to the terms set forth in the Bankruptcy Court’s Order Pursuant to Sections 105 and 363 of the Bankruptcy Code Approving the Services Agreement With Leonard LoBiondo, John R. Boken And Leonard LoBiondo, LLC. As set forth in Section IX.G.2 below, the Debtors have retained an executive search firm and are working with the executive search firm and the Committee to identify and retain a long-term chief executive officer and other executive officers to serve as the senior management of the Reorganized Debtors to replace John R. Boken and Leonard J. LoBiondo.

VI.

SUMMARY OF THE PLAN OF REORGANIZATION

      THIS SECTION PROVIDES A SUMMARY OF THE STRUCTURE AND MEANS FOR IMPLEMENTATION OF THE PLAN AND THE CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN (AS WELL AS THE EXHIBITS THERETO AND DEFINITIONS THEREIN).

      THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT INCLUDE SUMMARIES OF THE PROVISIONS CONTAINED IN THE PLAN AND IN THE DOCUMENTS REFERRED TO THEREIN AND/ OR ATTACHED THERETO. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT DO NOT PURPORT TO BE PRECISE OR COMPLETE STATEMENTS OF ALL THE TERMS AND PROVISIONS OF THE PLAN OR DOCUMENTS REFERRED THEREIN AND/ OR ATTACHED THERETO, AND REFERENCE IS MADE TO THE PLAN AND TO SUCH DOCUMENTS FOR THE FULL AND COMPLETE STATEMENT OF SUCH TERMS AND PROVISIONS OF THE PLAN OR DOCUMENTS REFERRED TO THEREIN AND/ OR ATTACHED THERETO.

      THE PLAN ITSELF AND THE DOCUMENTS ATTACHED THERETO AND/ OR REFERRED TO THEREIN CONTROL THE ACTUAL TREATMENT OF CLAIMS AGAINST AND EQUITY INTERESTS IN THE DEBTORS UNDER THE PLAN AND WILL, UPON THE OCCURRENCE OF THE EFFECTIVE DATE, BE BINDING UPON ALL HOLDERS OF CLAIMS AGAINST AND

EQUITY INTERESTS IN THE DEBTORS, THE DEBTORS’ ESTATES, THE REORGANIZED DEBTORS, ALL PARTIES RECEIVING PROPERTY UNDER THE PLAN, AND OTHER PARTIES IN INTEREST. IN THE EVENT OF ANY CONFLICT BETWEEN THIS DISCLOSURE STATEMENT, ON THE ONE HAND, AND THE PLAN OR ANY OTHER OPERATIVE DOCUMENT, ON THE OTHER HAND, THE TERMS OF THE PLAN AND/ OR SUCH OTHER OPERATIVE DOCUMENT SHALL CONTROL.

A.	Procedural Consolidation

      The Plan is premised upon the procedural consolidation of the Debtors solely for purposes of actions associated with the confirmation and consummation of the Plan, including for purposes of voting, confirmation and distribution, including for purposes of determining whether the requirements of 1129(a)(8) have been satisfied. As contrasted with procedural consolidation, substantive consolidation may affect the substantive rights and obligations of creditors and debtors, depending upon the nature of the requested consolidation.

      The procedural consolidation contemplated by the Plan shall not affect any substantive rights or obligations of any of the creditors. Procedural consolidation shall save the Debtors certain administrative costs by permitting them to solicit votes on a single Plan instead of separately soliciting votes on Plan acceptance for each of the Debtors. The Debtors believe that an alternative result would confuse creditors and stockholders without adding to their ability to decide whether to accept or reject the Plan. Except as otherwise set forth herein, the Plan does not contemplate the merger or dissolution of any Debtor or the transfer or commingling of any asset of any Debtor.

      The Debtors believe that the Plan provides the best and most prompt possible recovery to holders of Claims and Equity Interests. Under the Plan, Claims against and Equity Interests in the Debtors are divided into different classes. If the Plan is confirmed by the Bankruptcy Court and consummated, on the Effective Date or as soon as practicable thereafter, the Debtors will make distributions in respect of certain Classes of Claims and Equity Interests as provided in the Plan. The Classes of Claims against and Equity Interests in the Debtors created under the Plan, the treatment of those Classes under the Plan and distributions to be made under the Plan are described below.

B.	Classification and Treatment of Claims and Equity Interests

1.	Summary of Claims Against All Debtors

(a)	Administrative Expense Claims

      Except as otherwise provided in the Plan, or to the extent that any Entity entitled to payment of any Allowed Administrative Expense Claim agrees to a less favorable treatment, each holder of an Allowed Administrative Expense Claim shall receive Cash in an amount equal to such Allowed Administrative Expense Claim on the later of the Effective Date and the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim, or as soon as practicable thereafter, or on such other date as may be ordered by the Bankruptcy Court; provided, however, that Allowed Administrative Expense Claims representing liabilities incurred in the ordinary course of business by the Debtors (including real and personal property taxes and franchise fees) or liabilities arising under loans or advances to or other obligations incurred by the Debtors shall be paid in full and performed by the Debtors in the ordinary course of business in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing or other documents relating to such transactions. Except as provided under applicable non-bankruptcy law, Post-Petition Interest will not be paid on Allowed Administrative Claims.

(b)	Professional Compensation and Reimbursement Claims; Fee Applications

      The holders of Professional Compensation and Reimbursement Claims shall file their respective final applications for allowances of compensation for services rendered and reimbursement of expenses incurred through the Confirmation Date by no later than the date that is ninety (90) days after the Confirmation Date, or such other date as may be fixed by the Bankruptcy Court. If granted by the Bankruptcy Court, such award shall be paid in full in such amounts as are Allowed by the Bankruptcy Court either (a) on the date such Professional Compensation and Reimbursement Claim becomes an Allowed Professional Compensation and Reimbursement Claim, or as soon as practicable thereafter, or (b) upon such other terms as may be mutually agreed upon between such holder of an Allowed Professional Compensation and Reimbursement Claim and the Debtors. The failure to timely file a Fee Application shall result in the Professional Compensation and Reimbursement Claim being forever barred and discharged.

(c)	Priority Tax Claims

      Except to the extent that a holder of an Allowed Priority Tax Claim has been paid by the Debtors prior to the Effective Date or agrees to a different treatment, each holder of an Allowed Priority Tax Claim shall receive, in full and complete settlement, satisfaction and discharge of its Allowed Priority Tax Claim, including Post-Petition Interest (if applicable), Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, or as soon as practicable thereafter.

(d) Convenience Claims

      Holders of General Unsecured Claims (excluding Note Claims and Bank Claims) against any Debtor that otherwise would be included in Class 5 or Class 6, but with respect to each such Claim, the applicable Claim either (a) is equal to or less than $50,000.00 or (b) is reduced to $50,000.00, in full settlement of such Claim, pursuant to an election by such holder made on the Ballot (which election shall include granting the applicable releases described in Section 9.3D of the Plan) by the Voting Deadline, shall be treated in accordance with Section 4.6 of the Plan. For purposes of treatment under Class 2, multiple Claims of a holder against a particular Debtor arising in a series of similar or related transactions between such Debtor and the original holder of such Claims will be treated as a single Claim and no splitting of Claims will be recognized for purposes of distribution.

2. Summary of the Claims and Equity Interests against the Reorganizing Debtors

      The categories of Claims and Equity Interests listed below classify Claims and Equity Interests for all purposes, including voting, confirmation and distribution pursuant hereto and pursuant to sections 1122 and 1123(a)(1) of the Bankruptcy Code. A Claim or Equity Interest shall be deemed classified in a particular Class only to the extent that the Claim or Equity Interest qualifies within the description of that Class and shall be deemed classified in a different Class to the extent that any remainder of such Claim or Equity Interest qualifies within the description of such different Class. A Claim or Equity Interest is in a particular Class only to the extent that such Claim or Equity Interest is Allowed in that Class and has not been paid or otherwise settled prior to the Effective Date. Any default with respect to any Allowed Claim that existed immediately prior to the Petition Date shall be deemed cured upon the Effective Date.

	TYPE OF
CLASS	CLAIM/INTEREST	TREATMENT	VOTING RIGHTS
Class 1	Unsecured Priority Claims	Unimpaired. Each holder of a Class 1 Claim will receive Cash in an amount equal to the Allowed Amount of their Claim.	Not entitled to vote. Deemed to accept.
		Estimated Percentage Recovery:
	Estimated Aggregate Allowed Amount: $—	100%

TYPE OF
CLASS	CLAIM/INTEREST	TREATMENT	VOTING RIGHTS
Class 2	Convenience Claims	Impaired. Each holder of an Allowed Claim in Class 2 will receive Cash equal to the amount of such Claim against such Debtor (as reduced, if applicable, pursuant to an election by the holder thereof in accordance with Section 3.4 of the Plan).	Entitled to vote.
Estimated Percentage Recovery:
	Estimated Aggregate Allowed Amount: $1,710,000	100.0%

Class 3	Secured Claims against Noncontinuing Debtor Subsidiaries	Impaired. At the Debtors’ option, the Debtors shall distribute to each holder of a Secured Claim classified in Class 3 (a) the Collateral securing such Allowed Secured Claim, (b) Cash in an amount equal to the proceeds actually realized from the sale, pursuant to section 363(b) of the Bankruptcy Code, of any Collateral securing such Allowed Secured Claim, less the actual costs and expenses of disposing of such Collateral, or (c) such other treatment as may be agreed upon by the Debtors and the holder of such Allowed Secured Claim, on the later of (i) the Effective Date and (ii) the fifteenth Business Day of the first month following the month in which such Claim becomes an Allowed Secured Claim, or as soon after such dates as is practicable. Each holder of an Allowed Claim in Class 3 shall retain the Liens securing such Claim as of the Confirmation Date until the Debtors shall have made the distribution to such holder provided for in Article IV of the Plan.	Entitled to vote
Estimated Percentage Recovery:
	Estimated Aggregate Allowed Amount: $0	n.a.

TYPE OF
CLASS	CLAIM/INTEREST	TREATMENT	VOTING RIGHTS
Class 4	Miscellaneous Secured Claims	Impaired. At the Debtors’ option, the Debtors shall distribute to each holder of an Allowed Miscellaneous Secured Claim (a) the Collateral securing such Allowed Secured Claim, (b) Cash in an amount equal to the proceeds actually realized from the sale, pursuant to section 363(b) of the Bankruptcy Code, of any Collateral securing such Allowed Secured Claim, less the actual costs and expenses of disposing of such Collateral, or (c) such other treatment as may be agreed upon by the Debtors and the holder of an Allowed Miscellaneous Secured Claim, on the later of (i) the Effective Date and (ii) the fifteenth Business Day of the first month following the month in which such Claim becomes an Allowed Secured Claim, or as soon after such dates as is practicable. Each holder of an Allowed Claim in Class 4 shall retain the Liens securing such Claim as of the Confirmation Date until the Debtors shall have made the distribution to such holder provided for in Article IV of the Plan.	Entitled to vote
Estimated Percentage Recovery:
	Estimated Aggregate Allowed Amount: $0	n.a.

Class 5	NRG Unsecured Claims, including NRG Terminated Guaranty Claims	Impaired. Subject to Section 10.2 of the Plan with respect to the NRG Letter of Credit Claims, each holder of an Allowed Claim in Class 5 will receive its Pro Rata Share of (a) on the Effective Date, the New NRG Senior Notes (subject to allocations to Class 6), (b) on the Effective Date, 100,000,000 shares of New NRG Common Stock, subject to dilution by the Management Incentive Plan and by New NRG Common Stock allocated to Class 6, and (c) if such holder makes the Release Election on its Ballot, Cash equal to its Pro Rata Share of the Release-Based Amount pursuant to the terms of the Release-Based Amount Agreement, provided that if such holder is bound to the Releases set forth in Section 9.3(d) and (g) of the Plan by a Final Order, such holder shall receive Cash equal to its Pro Rata share of the Release-Based Amount.	Entitled to vote
Estimated Percentage Recovery:
	Estimated Aggregate Allowed Amount: $6,422,439,000	50.7%

	TYPE OF
CLASS	CLAIM/INTEREST	TREATMENT	VOTING RIGHTS
	This estimated aggregate Allowed amount consists of approximately: $5,156.4 million of bank and bond debt, $371.0 million of Guarantees, $779.0 million of litigation/ disputes, and $116.0 million of other Claims.	Assuming a creditor elects to receive the Release-Based Amount and does not participate in the Reallocation Process, 15.2% of the estimated recovery would be paid in New NRG Senior Notes which will be distributed on the Effective Date, 72.8% of the estimated recovery would be paid in New NRG Common Stock which will be distributed on the Effective Date and 12.0% of the estimated recovery would be paid in Cash which will paid in accordance with the Release-Based Amount Agreement.

Class 6	PMI Unsecured Claims	Impaired. On the Effective Date, each holder of an Allowed Class 6 Claim will receive its Pro Rata Share calculated on the aggregate amount of the Allowed Claims in Class 5 and 6 of New NRG Senior Notes and shares of New NRG Common Stock allocated to Class 6 from Class 5.	Entitled to vote
		Estimated Percentage Recovery:
	Estimated Aggregate Allowed Amount: $85,042,000	44.6%
		Assuming a creditor does not participate in the Reallocation Process, 17.2% of the estimated recovery would be paid in New NRG Senior Notes which will be distributed on the Effective Date and 82.8% of the estimated recovery would be paid in New NRG Common Stock which will be distributed on the Effective Date.

Class 7	Unsecured Noncontinuing Debtor Subsidiary Claims	Impaired. Each holder of an Allowed Class 7 Claim shall receive no distribution under the Plan on account of such Class 7 Claims.	Not entitled to vote. Deemed to reject.
		Estimated Percentage Recovery:
	Estimated Aggregate Allowed Amount: $1,273,048,000	0.0%

Class 8A	NRG Cancelled Intercompany Claims (set forth in Exhibit L to the Plan)	Impaired. Each holder of an Allowed Class 8A Claim shall receive no distribution under the Plan on account of such Class 8A Claims.	Not entitled to vote. Deemed to reject.
		Estimated Percentage Recovery:
	Estimated Aggregate Allowed Amount: $2,949,807,000	0.0%

	TYPE OF
CLASS	CLAIM/INTEREST	TREATMENT	VOTING RIGHTS
Class 8B	NRG Reinstated Intercompany Claims (set forth in Exhibit M to the Plan)	Unimpaired. Each holder of an Allowed Class 8B Claim shall have its Claim reinstated in full on the Effective Date.	Not entitled to vote. Deemed to accept.
		Estimated Percentage Recovery:
	Estimated Aggregate Allowed Amount: $1,159,969,000	100.0%

Class 9	NRG Old Common Stock	Impaired. No property will be distributed to or retained by the holders of Allowed Equity Interests in Class 9. On the Effective Date, each and every Equity Interest in Class 9 shall be cancelled and discharged and the holders of Class 9 Equity Interests shall receive no distribution under the Plan on account of such Equity Interests.	Not entitled to vote. Deemed to reject.
		Estimated Percentage Recovery:
	Estimated Aggregate Allowed Amount: $—	0.0%

Class 10	PMI Old Common Stock	Unimpaired. NRG shall retain its 100% ownership interest in PMI.	Not entitled to vote. Deemed to accept.
		Estimated Percentage Recovery:
	Estimated Aggregate Allowed Amount: $—	100%

Class 11	Securities Litigation Claims	Impaired. Each and every Claim in Class 11 shall be cancelled and discharged and the holders of Class 11 Claims shall receive no distribution under the Plan on account of such Claims.	Not entitled to vote. Deemed to reject.
		Estimated Percentage Recovery:
	Estimated Aggregate Allowed Amount: $—	0.0%

Class 12	Noncontinuing Debtor Subsidiary Common Stock	Impaired. As indicated in Section IX.D hereof, the Noncontinuing Debtor Subsidiaries will be liquidated and following the completion of such liquidation, each and every Equity Interest in Class 12 shall be cancelled and discharged and the holders of Class 12 Equity Interests shall receive no distribution under the Plan on account of such Equity Interests.	Not entitled to vote. Deemed to reject.
		Estimated Percentage Recovery:
	Estimated Aggregate Allowed Amount: $—	0.0%

      (a) Class 1 — Unsecured Priority Claims.

      (i) Distributions. On the Effective Date, each holder of an Allowed Class 1 Claim will receive Cash in an amount equal to the Allowed Amount of its Claim.

      (ii) Impairment and Voting. Class 1 is unimpaired under the Plan. Each holder of an Allowed Class 1 Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

      (b) Class 2 — Convenience Claims.

      (i) Distributions. Each holder of an Allowed Class 2 Claim will receive Cash equal to the amount of such Claim against such Debtor (as reduced, if applicable, pursuant to an election by the holder thereof in accordance with Section 3.4 of the Plan).

      (ii) Impairment and Voting. Class 2 is impaired under the Plan. Each holder of an Allowed Class 2 Claim against a Debtor is entitled to vote to accept or reject the Plan.

      (c) Class 3 — Secured Claims against Noncontinuing Debtor Subsidiaries.

      (i) Distributions. At the Debtors’ option, the Debtors shall distribute to each holder of a Secured Claim classified in Class 3 (a) the Collateral securing such Allowed Secured Claim, (b) Cash in an amount equal to the proceeds actually realized from the sale, pursuant to section 363(b) of the Bankruptcy Code, of any Collateral securing such Allowed Secured Claim, less the actual costs and expenses of disposing of such Collateral, or (c) such other treatment as may be agreed upon by the Debtors and the holder of such Allowed Secured Claim, on the later of (i) the Effective Date and (ii) the fifteenth Business Day of the first month following the month in which such Claim becomes an Allowed Secured Claim, or as soon after such dates as is practicable. Each holder of an Allowed Claim in Class 3 shall retain the Liens securing such Claim as of the Confirmation Date until the Debtors shall have made the distribution to such holder provided for in Article IV of the Plan.

      (ii) Impairment and Voting. Class 3 is impaired under the Plan. Each holder of an Allowed Class 3 Claim against a Debtor is entitled to vote to accept or reject the Plan.

      (d) Class 4 — Miscellaneous Secured Claims.

      (i) Distributions. At the Debtors’ option, the Debtors shall distribute to each holder of an Allowed Miscellaneous Secured Claim (a) the Collateral securing such Allowed Secured Claim, (b) Cash in an amount equal to the proceeds actually realized from the sale, pursuant to section 363(b) of the Bankruptcy Code, of any Collateral securing such Allowed Secured Claim, less the actual costs and expenses of disposing of such Collateral, or (c) such other treatment as may be agreed upon by the Debtors and the holder of an Allowed Miscellaneous Secured Claim, on the later of (i) the Effective Date and (ii) the fifteenth Business Day of the first month following the month in which such Claim becomes an Allowed Secured Claim, or as soon after such dates as is practicable. Each holder of an Allowed Claim in Class 4 shall retain the Liens securing such Claim as of the Confirmation Date until the Debtors shall have made the distribution to such holder provided for in Section 4.8 of the Plan.

      (ii) Impairment and Voting. Class 4 is impaired under the Plan. Each holder of an Allowed Class 4 Claim against a Debtor is entitled to vote to accept or reject the Plan.

      (e) Class 5 — NRG Unsecured Claims, Including NRG Terminated Guaranty Claims.

      (i) Distributions. Subject to Section 10.2 of the Plan with respect to the NRG Letter of Credit Claims, each holder of an Allowed Claim in Class 5 will receive its Pro Rata Share of (a) on the Effective Date, the New NRG Senior Notes (subject to allocations under Class 6), (b) on the Effective Date, 100,000,000 shares of New NRG Common Stock, subject to dilution by the Management Incentive Plan and by New NRG Common Stock allocated to Class 6, and (c) if such holder makes the Release Election on its Ballot, Cash equal to its Pro Rata Share of the Release-Based Amount pursuant to the terms of the Release-Based Amount Agreement, provided that if such holder is bound to the Releases set forth in Section 9.3(d) and (g) of the Plan by a Final Order, such holder shall receive Cash equal to its Pro Rata share of the Release-Based Amount.

      (ii) Impairment and Voting. Class 5 is impaired under the Plan. Each holder of an Allowed Class 5 Claim is entitled to vote to accept or reject the Plan.

      (iii) Allocation. Assuming a creditor elects to receive the Release-Based Amount, and does not elect to take part in the Reallocation Procedures, then approximately 15.2 percent of the estimated recovery would be paid in New NRG Senior Notes, which will be distributed on the Effective Date; approximately 72.8 percent would be paid in New NRG Common Stock, which will be distributed on the Effective Date, and approximately 12.0 percent would be paid in Cash, which would be distributed in accordance with the Release-Based Amount Agreement. Without limiting the generality of the foregoing, each $1,000 of Allowed Claim amounts in Class 5 meeting the above conditions would receive an estimated aggregate distribution of $507.00, distributed as follows: $61.00 in Cash, $77.00 in New NRG Senior Notes and $369.00 in New NRG Common Stock.

      (iv) NRG Undetermined Guarantees. NRG Undetermined Guarantees shall be treated as NRG Terminated Guarantees unless or until such time that the Debtors determine, in their sole discretion to treat the NRG Undetermined Guarantees as NRG Reinstated Guarantees, or until such time as the Debtors and the beneficiary of the NRG Undetermined Guarantees shall agree on some different treatment therefore. If the NRG Undetermined Guarantee has not been converted to an NRG Reinstated Guarantee or otherwise treated in a manner that is mutually agreeable to the parties on or before the Voting Record Date, the holder of such NRG Undetermined Guarantee shall have an Allowed Claim for voting purposes only in the amount of such NRG Undetermined Guarantee, as set forth in Exhibit K to the Plan. To the extent that Debtors determine, in their sole discretion, to treat the NRG Undetermined Guarantee as an NRG Reinstated Guarantee, they shall give written notice of such treatment to the holder of such NRG Undetermined Guarantee not less than 10 days prior to the Voting Record Date. If the holder of such NRG Undetermined Guarantee does not receive such a notice, it should file a proof of claim relating to such guarantee in accordance with the rejection procedures approved by the Court in this case.

      (f) Class 6 — PMI Unsecured Claims.

      (i) Distributions. On the Effective Date, each holder of an Allowed Class 6 Claim will receive its Pro Rata Share calculated on the aggregate amount of the Allowed Claims in Class 5 and 6 of New NRG Senior Notes and shares of New NRG Common Stock allocated to Class 6 from Class 5.

      (ii) Impairment and Voting. Class 6 is impaired under the Plan. Each holder of an Allowed Class 6 Claim is entitled to vote to accept or reject the Plan.

      (iii) Allocation. Assuming a creditor does not elect to take part in the Reallocation Procedures, then approximately 17.2 percent of the estimated recovery would be paid in New NRG Senior Notes, which will be distributed on the Effective Date and approximately 82.8 percent would be paid in New NRG Common Stock, which will be distributed on the Effective Date. Without limiting the generality of the foregoing, each $1,000 of Allowed Claim amounts in Class 6 meeting the above conditions would receive an estimated aggregate distribution of $446.00, distributed as follows: $77.00 in New NRG Senior Notes and $369.00 in New NRG Common Stock.

      (g) Class 7 — Unsecured Noncontinuing Debtor Subsidiary Claims.

      (i) Distributions. Each holder of an Allowed Class 7 Claim shall receive no distribution under the Plan on account of such Class 7 Claims.

      (ii) Impairment and Voting. Class 7 is impaired under the Plan. Each holder of an Allowed Class 7 Claim is conclusively presumed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.

      (iii) Holders of General Unsecured Claims against Non-Continuing Debtor Subsidiaries (NRG Capital, NRG FinCo) will receive no distribution on account of their Claims. Specifically:

(a) NRG Capital. The only asset of NRG Capital is the stock that it holds in NRG FinCo. The stock of NRG FinCo has been pledged to secure the NRG FinCo Secured Revolver and has no value. Due to the fact that there is a large unsecured deficiency Claim against NRG FinCo in respect of which the holders of such Claim will receive no distribution, there will be no distribution in respect of such stock.

(b) NRG FinCo. There currently are in excess of $1 billion of Secured Claims against NRG Finco. The amount of the assets at NRG Finco are de minimis. In addition, all such assets are encumbered and are not sufficient to pay the holders of Secured Claims at NRG Finco in full. Accordingly, there will be no distribution to unsecured creditors of, or holders of Equity Interests in, NRG Finco.

      (h) Class 8A — NRG Cancelled Intercompany Claims.

      (i) Distributions. Each holder of an Allowed Class 8A Claim shall receive no distribution under the Plan on account of such Class 8A Claims. Included as an Allowed Class 8A Claim are: (i) net intercompany payables owed by a Debtor to controlled entities that are disregarded for federal income tax purposes and treated as divisions of such Debtors; (ii) net intercompany receivables due NRG (or entities that are disregarded and treated as divisions of NRG for federal income tax purposes) from Debtors (other than PMI); and (iii) all other net intercompany claims between Debtors (including Non-Continuing Debtor Subsidiaries) not classified as an Allowed Class 8B Claim, all of the above notwithstanding applicable GAAP or other applicable accounting practices. These intercompany balances are set forth on Exhibit L to the Plan.

      (ii) Impairment and Voting. Class 8A is impaired under the Plan. Each holder of an Allowed Class 8A Claim is conclusively presumed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.

      (i) Class 8B — NRG Reinstated Intercompany Claims.

      (i) Distributions. Each holder of an allowed Class 8B Claim shall have its claim reinstated on the Effective Date. Included as an Allowed Class 8B Claim are: (i) net intercompany payables owed by NRG (or entities that are disregarded and treated as divisions of NRG Energy, Inc. for federal income tax purposes) to controlled subsidiaries (other than entities that are disregarded for and treated as divisions of NRG for federal income tax purposes); (ii) net intercompany claims between two controlled subsidiaries of NRG (other than (a) controlled subsidiaries that are disregarded and treated as divisions of NRG for federal income tax purposes or (b) situations where one controlled subsidiary owns, directly or indirectly, the equity interest in the other controlled subsidiary) and (iii) all net intercompany balances of PMI. Each holder of an Allowed Class 8B Claim shall have its Claim reinstated in full on the Effective Date and will be settled in a manner consistent with historical practices of the relevant Debtor(s), all of the above notwithstanding applicable GAAP or other applicable accounting practices. These intercompany balances are set forth on Exhibit M to the Plan.

      (ii) Impairment and Voting. Class 8B is unimpaired under the Plan. Each holder of an Allowed Class 8B Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or reject the Plan.

      (j) Class 9 — NRG Old Common Stock.

      (i) Distributions. No property will be distributed to or retained by the holders of Allowed Claims in Class 9. On the Effective Date, each and every Interest in Class 9 shall be cancelled and discharged and the holders of such Interests in Class 9 shall receive no distribution under the Plan.

      (ii) Impairment and Voting. Class 9 is impaired by the Plan and holders of Class 9 Interests shall not be entitled to vote on the Plan and, instead, shall be deemed to have rejected the Plan.

      (k) Class 10 — PMI Old Common Stock.

      (i) Distributions. NRG shall retain its 100% ownership interest in the Old Common Stock of PMI.

      (ii) Impairment and Voting. Class 10 is unimpaired under the Plan. Each holder of a Class 10 Equity Interest shall not be entitled to vote on the Plan, and instead, shall be deemed to have accepted the Plan.

      (l) Class 11 — Securities Litigation Claims.

       Distributions. Each and every Claim in Class 11 shall be cancelled and discharged and the holders of Class 11 Claims shall receive no distribution under the Plan on account of such Claims.

      (ii) Impairment and Voting. Class 11 is impaired by the Plan and holders of Class 11 Claims shall not be entitled to vote on the Plan and, instead, shall be deemed to have rejected the Plan.

      (m) Class 12 — Noncontinuing Debtor Subsidiary Common Stock.

      (i) Distributions. As indicated in Section IX.D below, the Noncontinuing Debtor Subsidiaries will be liquidated and following the completion of such liquidation, each and every Equity Interest in Class 12 shall be cancelled and discharged and the holders of Class 12 Equity Interests shall receive no distribution under the Plan on account of such Equity Interests.

      (ii) Impairment and Voting. Class 12 is impaired by the Plan and holders of Class 12 Equity Interests shall not be entitled to vote on the Plan and, instead, shall be deemed to have rejected the Plan.

C.	Reallocation Procedures

      Each Eligible Reallocation Creditor will have the option of electing prior to the Effective Date to be either an Electing Equity Recipient or an Electing Cash and Debt Recipient. Such election may be made irrespective of whether such creditor has voted in favor of the Plan. If a creditor makes neither election, then the Reallocation Procedures in Article V of the Plan will not apply, and such creditor shall be entitled to receive the distributions it is entitled to receive in respect of its Allowed Claims in Class 5 or Class 6 under Article IV of the Plan. Any creditor holding a Disputed Claim in Class 5 or Class 6 as of the Voting Record Date shall be entitled, but not required, to make an election pursuant to Article V of the Plan; provided that any such creditor who makes an election on its Ballot must have an Allowed Claim on or before the Effective Date to take part in any reallocation pursuant to Article V of the Plan.

1.	Electing Equity Recipient Election

      By making an election to be an Electing Equity Recipient, an Eligible Reallocation Creditor agrees to contribute to the Reallocation Liquidity Pool some or all of the Cash (other than Cash representing the Separate Bank Settlement Payment) and New NRG Senior Notes comprising the respective Elected Cash Amount and Elected Debt Amount it would otherwise receive in respect of its Allowed Claims in Class 5 or Class 6 under Article IV of the Plan.

2.	Electing Cash and Debt Recipient Election

      By making the opposite election, to be an Electing Cash and Debt Recipient, a Creditor agrees to offer all of its New NRG Common Stock comprising the Elected Equity Amount it would otherwise receive in respect of its Allowed Claims in Class 5 or Class 6 under Article IV of the Plan, at the Standard Rate or at such lower Cash or debt price set forth on the Ballot as may be respectively specified by the Electing Cash and Debt Recipient in its election at its sole discretion.

3.	Reallocation Administration

      The Debtors will administer the reallocation as follows:

      (a) First, all New NRG Common Stock that would otherwise have been distributed to Electing Cash and Debt Recipients pursuant to the terms of the Plan will first be reallocated so that such Electing Cash and Debt Recipients shall instead receive Cash from the Reallocation Liquidity Pool to the extent such Cash is available, starting with the lowest specified Cash price per share for New NRG Common Stock and moving upward until either all available Cash or all available New NRG Common Stock has been reallocated pursuant to the provisions of Article V of the Plan.

      (b) Second, all New NRG Senior Notes in the Reallocation Liquidity Pool will be reallocated to Electing Cash and Debt Recipients in exchange for any available New NRG Common Stock offered for reallocation pursuant to the provisions of Article V of the Plan, starting with the lowest specified price (for consideration in the form of New NRG Senior Notes) until either all remaining New NRG Senior Notes in the Reallocation Liquidity Pool or New NRG Common Stock made available by Electing Cash and Debt Recipients in return for New NRG Senior Notes are exhausted.

      (c) Once the foregoing reallocations are completed, each Electing Cash and Debt Recipient will be entitled to receive under the Plan (A) Cash for its New NRG Common Shares, at the Cash price it has selected (or at the Standard Rate, if a lower price has not been selected), to the extent taken up in the reallocation in Section 5.1(c)(i) hereof, (B) New NRG Senior Notes at the debt price it has selected (or at the Standard Rate, if a lower price has not been selected), to the extent allocated in Section 5.1(c)(ii) of the Plan, and (C) its initially allocated New NRG Common Stock, to the extent not so allocated in any reallocation, in addition to the Cash and New NRG Senior Notes it was otherwise entitled to receive under the Plan.

      (d) The Debtors shall calculate the Pro Rata Share of each Electing Equity Recipient based upon its initial contribution of Cash and New NRG Senior Notes to the Reallocation Liquidity Pool and such Electing Equity Recipient will receive a distribution of such Pro Rata Share of the New NRG Common Stock, and, if applicable, New NRG Senior Notes or Cash remaining in the Reallocation Liquidity Pool following the reallocation and distribution under Section 5.3(c)(iii), in addition to the New NRG Common Stock it was otherwise entitled to receive under this Plan.

      (e) The Debtors shall be authorized to adopt such additional detailed procedures, not inconsistent with the foregoing, to efficiently administer the reallocation, including procedures for avoiding issuance of fractional shares of New NRG Common Stock or New NRG Senior Notes having denominations other than multiples of $1,000.00. If two or more Electing Cash and Debt Recipients shall each have made New NRG Common Stock available at the same price but there is an insufficient amount of Cash or New NRG Senior Notes available in the Reallocation Liquidity Pool to effect a reallocation for all such equity, the Exchange Agent shall endeavor to reallocate any available Cash or New NRG Senior Notes on a Pro Rata basis among such Electing Cash and Debt Recipients.

      The Reallocation Procedure set forth above is completely voluntary, and no holder of Claims in Class 5 or 6 can be required or compelled to take part in the Reallocation Procedure. Holders who do not make any such election on their Ballot will not participate in the Reallocation Procedure, and will receive the distribution to which they are otherwise entitled pursuant to the distribution provisions of the Plan. The Reallocation Procedures will not have any impact or effect on the distribution made to holders of Allowed Claims who do not take part in the Reallocation Procedure. In addition, the following apply to the Reallocation Procedure:

•	The Reallocation Procedure is set up so that people who are willing to give up cash or debt will pay the lowest possible price for the stock that is offered for exchange.

•	The reallocation elections will occur simultaneously with the solicitation.

•	The elections will not be made public.

•	The New NRG Common Stock and New NRG Senior Notes will be distributed on the Effective Date.

•	Cash will be distributed in accordance with the Release-Based Amount Agreement.

D.	Treatment of Executory Contracts and Unexpired Leases

1.	Assumption, Assignment or Rejection of Executory Contracts and Unexpired Leases

      Pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, all executory contracts and unexpired leases that exist between or among the Debtors and any Person or Governmental Entity shall be deemed assumed by the Debtors as of the Effective Date, except that any executory contract or unexpired lease shall be deemed rejected by the Debtors as of the Effective Date (i) that has been rejected pursuant to a Final Order entered prior to the Confirmation Date, (ii) as to which a motion for approval of the rejection of such executory contract or unexpired lease has been filed and served prior to the Confirmation Date that results in a Final Order or (iii) that is set forth in the Plan Supplement; provided, however, that (1) Debtors reserve the right, on or prior to the conclusion of the confirmation hearing, to amend the Plan Supplement so as to delete any executory contract or unexpired lease therefrom or add any executory contract or unexpired lease thereto, in which event such executory contract(s) or unexpired lease(s) shall be deemed to be assumed by the Debtors or rejected, as the case may be, as of the Effective Date and (2) notwithstanding anything to the contrary in the Plan or the Confirmation Order, the assumption or rejection of any executory contract or unexpired lease between any Debtor and Xcel, or any affiliate of Xcel, will be governed by the Xcel Settlement Agreement. The Debtors will give notice of any such amendment to each counterparty to any executory contract the status of which is changed as a result of the amendment (i.e., any executory contract which is to be assumed, rejected or assumed and assigned as a result of the amendment). In the event that the counterparty opposes such proposed amendment, the Debtors will make all reasonable efforts to provide such counterparty a reasonable opportunity under the circumstances to object prior to the Confirmation Date and, to the extent that such counterparty had the right to vote on the Plan, or became entitled to vote on the Plan as a result of any amendments to the Plan, to provide such counterparty a reasonable time to cast a Ballot to accept or reject the Plan, or to amend its Ballot. The listing of a document in the Plan Supplement shall not constitute an admission by the Debtors that such document is an executory contract or an unexpired lease or that the Debtors have any liability thereunder.

      Pursuant to sections 365(f) and 1123(b)(2) of the Bankruptcy Code, all executory contracts and unexpired leases specified in Exhibit B to the Plan Supplement shall be deemed assumed and assigned by the Debtors on the Effective Date to those entities as set forth in such schedules. Pursuant to section 1123(b)(2) of the Bankruptcy Code, a plan of reorganization may provide for the assumption or rejection of executory contracts. As a result of the timing involved in the filing of the Plan, it is possible that certain parties will not be aware of whether their respective executory contracts are going to be assumed or rejected prior to the Confirmation Hearing. As a result, those parties should consider this issue when voting to accept or reject this plan. The Debtors believe that they have reserved a sufficient amount in the Liquidation Analysis set forth in Exhibit B to this Disclosure Statement in connection with potential claims for rejected executory contracts.

2. Schedules of Rejected Executory Contracts and Unexpired Leases; Inclusiveness

      Each executory contract and unexpired lease listed or to be listed in the Plan Supplement shall include (i) modifications, amendments, supplements, restatements or other similar agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease, without regard to whether such agreement, instrument or other document is listed in the Plan Supplement, and (ii) executory contracts or unexpired leases appurtenant to the premises listed in the Plan Supplement, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements or vault, tunnel or bridge agreements, and any other interests in real estate or rights in rem relating to such premises to the extent any of the foregoing are executory contracts or unexpired leases, unless any of the foregoing agreements previously have been assumed or assumed and assigned by the Debtors.

3. Approval of Assumption, Assumption and Assignment or Rejection of Executory Contracts and Unexpired Leases

      Entry of the Confirmation Order shall, subject to and upon the occurrence of the Effective Date, constitute (a) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the assumption of the executory contracts and unexpired leases assumed pursuant to Section 7.1(a) of the Plan, (b) the extension of time, pursuant to section 365(d)(4) of the Bankruptcy Code, within which the Debtors may assume, assume and assign or reject the unexpired leases of non-residential property specified in Section 7.1(a) of the Plan through the date of entry of the Confirmation Order, (c) approval, pursuant to sections 365(f) and 1123(b)(2) of the Bankruptcy Code, of the assignment of the executory contracts and unexpired leases assigned pursuant to Section 7.1(b) and Article VII of the Plan, and (d) the approval, pursuant to sections 365(a) and 1123(b)(2) of the Bankruptcy Code, of the rejection of the executory contracts and unexpired leases rejected pursuant to Section 7.1(a) of the Plan.

4. Cure of Defaults

      Except as may otherwise be agreed to by the parties, within thirty (30) days after the Effective Date, the Debtors shall cure any and all undisputed defaults under any executory contract or unexpired lease assumed, or assumed and assigned, by the Debtors pursuant to Sections 7.1(a) and (b) of the Plan, in accordance with section 365(b)(1) of the Bankruptcy Code. All disputed defaults that are required to be cured shall be cured either within thirty (30) days of the entry of a Final Order determining the amount, if any, of the Debtors’ liability with respect thereto, or as may otherwise be agreed to by the parties.

5. Retiree Benefits

      Payments, if any, due to any Person for the purpose of providing or reimbursing payments for retired employees and their spouses and dependents for medical, surgical or hospital care benefits, or benefits in the event of sickness, accident, disability or death under any plan, fund or program (through the purchase of insurance or otherwise) maintained or established in whole or in part by the Debtors prior to the Petition Date shall be continued for the duration of the period the Debtors have obligated themselves to provide such benefits.

6. Bar Date for Filing Proofs of Claim Relating to Executory Contracts and Unexpired Leases Rejected Pursuant to the Plan

      Claims arising out of the rejection of an executory contract or unexpired lease pursuant to Section 7.1 of the Plan must be properly filed in the Chapter 11 Case and served upon the Debtors no later than 30 days after the Confirmation Date. All such Claims not filed within such time shall be forever barred from assertion against the Debtors, its Estates and its property.

E.     Release, Injunctive and Related Provisions

1. Exculpation and Limitation of Liability

      None of the Debtors, the Bank Group, the Global Steering Committee, the Committee, the Noteholder Group, any member of the Bank Group acting in a capacity as administrative agent, Xcel, or any of their respective present or former members, officers, directors, shareholders, employees, advisors, attorneys or agents acting in such capacity, shall have or incur any liability to, or be subject to any right of action by, any holder of a Claim or an Interest, or any other party in interest, or any of their respective agents, direct or indirect shareholders, employees, directors, financial advisors, attorneys or Affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Case, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct or gross negligence, and in all respects shall be entitled to rely reasonably upon the advice of counsel with respect to their duties and responsibilities under the Plan; provided, however, that nothing herein shall exculpate from any obligation of any Debtor to indemnify its current and former directors or officers under its organizational documents, by-laws, employee indemnification policies, state law, or any other agreement. The U.S. Attorney has requested, and Xcel is considering, the addition of the following provision immediately following the preceding sentence: “Notwithstanding anything contained in the Plan to the contrary, nothing in the Plan or the transactions contemplated and authorized pursuant to the Plan shall effect a release of any non-debtor from any claim of the United States of America or its agencies or subdivisions (the “United States”); nor shall anything in the Plan enjoin the United States from bringing any claim, suit, action or other proceeding against any non-debtor; nor shall anything in the Plan modify, alter, impair or in any way affect the claims and rights of the United States as to any person or entity other than the Debtors.”

2. Injunction Related to Releases and Exculpation

      EXCEPT AS OTHERWISE SET FORTH IN THE PLAN, THE CONFIRMATION ORDER SHALL PERMANENTLY ENJOIN THE COMMENCEMENT OR PROSECUTION BY ANY ENTITY, WHETHER DIRECTLY, DERIVATIVELY OR OTHERWISE, OF ANY CLAIMS, OBLIGA-

TIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES RELEASED PURSUANT TO THE PLAN, INCLUDING BUT NOT LIMITED TO THE CLAIMS, OBLIGATIONS, SUITS, JUDGMENTS, DAMAGES, DEMANDS, DEBTS, RIGHTS, CAUSES OF ACTION OR LIABILITIES RELEASED OR SUBJECT TO EXCULPATION PURSUANT TO THE TERMS OF THE PLAN.

3. Other Releases

      For a discussion of other releases to be granted in connection with the Plan, see Section IV.E.6 above.

F.     Retention of Jurisdiction

      The Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, or related to, the Chapter 11 Case and the Plan pursuant to, and for the purposes of, sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

(a) to hear and determine applications for the assumption or rejection of executory contracts or unexpired leases, if any are pending, and the allowance of cure amounts and Claims resulting therefrom;

(b) to hear and determine any and all adversary proceedings, applications and contested matters;

(c) to hear and determine any objection to Administrative Expense Claims or Claims;

(d) to enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified or vacated;

(e) to issue such orders in aid of execution and consummation of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code;

(f) to consider any amendments to or modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

(g) to hear and determine all applications for compensation and reimbursement of expenses of professionals under sections 330, 331 and 503(b) of the Bankruptcy Code;

(h) to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan, the Xcel Settlement, any other Plan Documents or Confirmation Order;

(i) to hear and determine proceedings to recover assets of the Debtors and property of the Debtors’ Estate, wherever located;

(j) to hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

(k) to hear and determine matters concerning the Disputed Claims Reserve, if any, established pursuant to the terms of the Plan;

(l) to hear any other matter not inconsistent with the Bankruptcy Code; and

(m) to enter a final decree closing the Chapter 11 Case.

G.     Conditions Precedent to Confirmation and Consummation of the Plan

1. Conditions Precedent to Confirmation

      The Plan shall not be confirmed by the Bankruptcy Court unless and until the following conditions shall have been satisfied or waived pursuant to Section 12.4 of the Plan:

(a) the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, approving the Plan, authorizing the Debtors to execute, enter into and deliver the Plan, and to execute and implement the Plan Documents;

(b) the Confirmation Order includes a finding of fact that the Debtors, the Reorganized Debtors, Xcel, the Committee, the Global Steering Committee, the Noteholder Group and their respective present and former members, officers, directors, employees, advisors, attorneys, and agents acted in good faith within the meaning of and with respect to all of the actions described in section 1125(e) of the Bankruptcy Code and are, therefore, not liable for the violation of any applicable law, rule, or regulation governing such actions;

(c) the Confirmation Order shall be consistent with the Plan, the Xcel Settlement Agreement and the Separate Bank Release Agreement, and shall be in form and substance, acceptable to the Debtors, Xcel, the Global Steering Committee and the Committee;

(d) the Confirmation Order shall, among other things, approve in all respects the Xcel Settlement Agreement (which shall have been executed by the parties thereto) and the compromises and transactions contemplated thereby and contain findings and conclusions in support of the components thereof that are satisfactory to Xcel;

(e) the Xcel Settlement Agreement has been executed by NRG and Xcel;

(f) neither the Plan nor any documents comprising the Plan Supplement shall have been amended, altered or modified in any way from the Plan attached to the Disclosure Statement, and the Plan Supplement filed thereafter unless such amendment, alteration or modification has been consented to in accordance with Section 15.8 of the Plan;

(g) all Exhibits to the Plan and all documents comprising the Plan Supplement are in form and substance satisfactory to (i) the Debtors; (ii) the Committee; (iii) Xcel; and (iv) the Global Steering Committee; and

(h) all necessary regulatory approvals of the Plan have been obtained.

2. Conditions Precedent to Effectiveness

      The Plan shall not become effective unless and until the following conditions shall have been satisfied or waived pursuant to Section 12.4 thereof:

(a) the Effective Date shall have occurred on or before December 15, 2003;

(b) all actions, documents and agreements necessary to implement the Plan shall have been effected or executed;

(c) the Debtors shall have received all authorizations, consents, regulatory approvals, rulings, letters, no-action letters, opinions or documents that are determined by the Debtors to be necessary to implement the Plan;

(d) the Confirmation Order shall have been entered, the Confirmation Date shall have occurred, and the Confirmation Order shall be in full force and effect and shall not have been stayed or modified;

(e) the Separate Bank Release Agreement has been executed by Xcel and each member of the Separate Bank Settlement Group;

(f) all conditions to Xcel’s obligations under the Xcel Settlement Agreement shall have been satisfied or waived pursuant to the terms thereof, the Effective Date under the Xcel Settlement Agreement shall have occurred and the Xcel Settlement Agreement, and all agreements and documents referenced in the Xcel Settlement Agreement or to be executed in connection therewith, shall be in full force and effect;

(g) all Plan Documents and any amendments thereto shall be in a form and substance satisfactory to (i) the Debtor; (ii) the Committee; (iii) the Global Steering Committee and (iv) Xcel;

(h) the Plan shall not have been amended, altered or modified from the Plan as approved by the Confirmation Order, unless such amendment, alteration or modification has been consented to in accordance with Section 15.7 of the Plan; and

(i) the Global Steering Committee and the Committee shall be satisfied with the identity, composition and employment terms of the NRG senior management team, provided however that if such identity, composition and employment terms have been determined in connection with Section IX.C of the Term Sheet, this provision shall be deemed satisfied.

3. Effect of Failure of Conditions

      In the event that one or more of the conditions specified in Section 12.2 of the Plan shall not have occurred or been waived pursuant to Section 12.4 thereof on or before December 15, 2003, (a) the Confirmation Order shall be vacated, (b) no distributions under the Plan shall be made, (c) the Debtors and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Order had never been entered and (d) the Debtors’ obligations with respect to Claims and Equity Interests shall remain unchanged and nothing contained herein shall constitute or be deemed a waiver or release of any Claims or Equity Interests by or against the Debtors or any Person or Governmental Entity or to prejudice in any manner the rights of the Debtors or any Person or Governmental Entity in any further proceedings involving the Debtors; provided, however, that the amounts paid pursuant to Section 4.2 of the Plan on account of Post-Petition Interest may be recharacterized as a payment upon the applicable Allowed Claims, in the sole discretion of the Debtors, but the Debtors will not otherwise seek to recover such amounts.

4. Waiver of Conditions

      Conditions to confirmation and effectiveness of the Plan may be waived only by the Debtors, with the written consent of (i) the Committee, (ii) the Global Steering Committee and (iii) Xcel.

VII.

VOTING PROCEDURE

      The following is a brief summary regarding the acceptance and confirmation of the Plan. Holders of Claims and Equity Interests are encouraged to review the relevant provisions of the Bankruptcy Code and/or to consult their own attorneys. Additional information regarding voting procedures is set forth in the notices accompanying this Disclosure Statement.

A.     Voting Instructions

      This Disclosure Statement, accompanied by a Ballot to be used for voting on the Plan, is being distributed to holders of Claims in Classes 2, 3, 4, 5 and 6. Only creditors in these Classes are entitled to vote to accept or reject the Plan and may do so by completing the Ballot and returning it in the envelope provided. In light of the benefits of the Plan for each Class of Claims, the Debtors recommend that holders of Claims in each of the Impaired Classes vote to accept the Plan and return the Ballot.

      The Debtors have engaged the Claims Agent and the Balloting Agent to assist in the voting process. The Agents will answer questions, provide additional copies of all materials and oversee the voting tabulation. The Agents will also process and tabulate Ballots for each Class entitled to vote to accept or reject the Plan.

      The Voting Deadline is 5:00 p.m., Eastern Time, November 12, 2003.

Claims OTHER than Notes or Credit Facilities	Claims of Noteholders and Credit Facilities

Ballots cast by any claimant OTHER than a Noteholder or Credit Facility claim holder must be received by the Claims Agent by the Voting Deadline at the following address:

NRG Balloting
c/o Kurtzman Carson Consultants LLC
5301 Beethoven Street, Suite 102
Los Angeles, California 90055-7066

If you have any questions on voting procedures, please call the Claims Agent at:

(866) 381-9100 ext. 609 (toll-free)

Ballots will NOT be accepted by facsimile or other electronic means.	Master Ballots cast by Nominees on behalf of Noteholders* and Ballots cast by Credit Facility Claim Holders must be received by the Balloting Agent by the Voting Deadline at the following address:

NRG Balloting
c/o Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022

If you have any question on voting procedures, please call the Balloting Agent at:
(877) 750-2689 (toll-free)
Nominees (212) 750-5833

Ballots will NOT be accepted by facsimile or other electronic means.

* Beneficial Owner Ballots should be returned to the Nominee in sufficient time for the Nominee to cast a Master Ballot before the Voting Deadline.

      BALLOTS ARE ACCOMPANIED BY RETURN ENVELOPES. IF YOU HAVE A QUESTION CONCERNING THE VOTING PROCEDURES, CONTACT THE APPLICABLE INTERMEDIARY OR AGENT.

      ANY BALLOT WHICH IS PROPERLY EXECUTED BY THE HOLDER OF AN ALLOWED CLAIM OR ANY COMBINATION OF BALLOTS REPRESENTING CLAIMS IN THE SAME CLASS HELD BY THE SAME HOLDER BUT WHICH DOES NOT INDICATE AN ACCEPTANCE OR REJECTION OF THE PLAN OR WHICH INDICATES BOTH AN ACCEPTANCE AND A REJECTION OF THE PLAN SHALL NOT BE COUNTED AS EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN.

      Please follow the specific instructions provided as part of each ballot.

Release Election

      Holders of Claims in Class 5 have the opportunity to participate in the Release Election. Participants in the Release Election will be deemed to have authorized the Agents as well as its Nominee where applicable to submit their Ballot to Xcel for review. In addition any holder of a Note Claim participating in the Release Election will be deemed to have authorized its Nominee to tender its notes (by electronic means) by the Voting Deadline. As a result, these holders will be restricted from trading their Notes following such election.

Reallocation Election

      Holders of Claims in Class 5 and Class 6 have the opportunity to attempt to alter the composition of their distribution under the Plan pursuant to the Reallocation Election more fully described in Section VI.C, regardless of whether such party votes to accept or reject the plan. Parties wishing to participate in the Reallocation Election should follow the detailed instructions for doing so provided with each Ballot. Any holder of a Note Claim electing to participate in the Reallocation Election will be deemed to have authorized its Nominee to tender its Notes (by electronic means) by the Voting Deadline. As a result, these holders will be restricted from trading their Notes following such election.

Nominees

      With respect to holders of Notes Claims in Class 5, the Debtors will deliver Ballots to Nominees.

•	The Nominees should deliver the Ballot and other documents relating to the Plan, including the Disclosure Statement, to each Beneficial Owner of Class 5 Claims and take any action required to enable each such Beneficial Owner to vote the Class 5 Claims held by such Beneficial Owner. With regard to any Ballot returned to the Nominee, in order to have the vote of the Beneficial Owner count, the Nominee must, not later than the Voting Deadline: (a) transfer the requested information from each such Ballot onto the attached Master Ballot, (b) execute the Master Ballot and (c) deliver the Master Ballot to the Balloting Agent listed on the Master Ballot. Nominees must keep any records of the Ballot received from the Beneficial Owner for one year after the Voting Deadline (or such other date as is set by subsequent Bankruptcy Court order). Nominees may be ordered to produce the Ballots to the Bankruptcy Court, the Debtors, or Xcel. The Nominee must attach a copy of the Beneficial Owner Ballot of any holder who elects to Release the Released Parties. If the Nominee does not attach such copies, the release elections WILL NOT COUNT.

•	If a Master Ballot is received after the Voting Deadline, the votes and elections on such Master Ballot will not be counted. The method of delivery of a Master Ballot to be sent to the Balloting Agent is at the election and risk of each entity. Except as otherwise provided herein, such delivery will be deemed made only when the original executed Master Ballot is actually received by the Balloting Agent. Instead of effecting delivery by mail, it is recommended, though not required, that such entities use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. Delivery of a Master Ballot by facsimile, e-mail or any other electronic means will not be accepted. No Ballot should be sent to the Debtor, any indenture trustee, or the Debtor’s financial or legal advisors.

•	Nominees must provide appropriate information for each of the items on the Master Ballot, including, without limitation, identifying the votes to accept or reject the Plan and the elections made by the Beneficial Owners.

•	The Master Ballot must be returned in sufficient time to allow it to be RECEIVED by the Balloting Agent by no later than 5:00 p.m., Eastern Time, on the Voting Deadline.

•	Noteholders wishing to make the Reallocation Election or the Release Election must electronically transmit their securities by causing DTC to transfer the Notes to the Exchange Agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an Agent’s Message to the Exchange Agent. The term “Agent’s Message” means a message transmitted by DTC, received by the Exchange Agent and forming part of the Book-Entry Confirmation. The “VOI” number must be included in the Master Ballot.

•	The Exchange Agent will establish an account with respect to the Notes for purposes of the Plan, and any financial institution that is a participant in the DTC system may make book-entry delivery of the Notes by causing DTC to transfer such Notes into the Exchange Agent’s account in accordance with DTC’s procedure for such transfer. Timely book-entry delivery of the Notes pursuant to the Plan, however, requires a receipt of a Book-Entry Confirmation prior to 4:00 p.m., Eastern time. The Master Ballot together with any other required documents, must be delivered or transmitted to and received by the Balloting Agent prior to 5:00 p.m., Eastern Time, on the Voting Deadline. Votes and elections will not be deemed made until such documents are received by the Balloting Agent. Delivery of documents to DTC does not constitute delivery to the Balloting Agent.

      The Debtors will publish the Confirmation Hearing Notice in at least the national edition of The Wall Street Journal, the Star Tribune (Minneapolis-St. Paul) and the St. Paul Pioneer Press, which will contain the Plan Objection Deadline and Confirmation Hearing Date, in order to provide notification to persons who may not otherwise receive notice by mail.

For all Holders

      By signing and returning a Ballot, each holder of Claims in Classes 2, 3, 4, 5 and 6 will also be certifying to the Bankruptcy Court and the Debtors that no other Ballots with respect to such Claim have been cast or, if any other Ballots have been cast with respect to such Class of Claims, such earlier Ballots are thereby revoked.

      The New NRG Common Stock and New NRG Senior Notes being distributed pursuant to the Plan are not being distributed pursuant to a registration statement filed with the Securities and Exchange Commission or with any securities authority outside of the United States. It is expected that when issued pursuant to the Plan, such New NRG Common Stock and New NRG Senior Notes will be exempt from the registration requirements of the Securities Act by virtue of section 1145 of the Bankruptcy Code and, except with respect to entities deemed to be underwriters, may be resold by the holders thereof subject to the provisions of section 1145, as set forth more fully in Section XI.H hereof.

      By returning a Master Ballot, the voter will be certifying to the Debtors and the Bankruptcy Court among other things that:

•	it has received a copy of the Disclosure Statement, and other Solicitation Materials and has delivered the same to Beneficial Owners;

•	it has received a completed and signed Ballot from each such Beneficial Owners;

•	it is a bank, broker or other nominee (or agent thereof) and is the holder of the securities being voted on behalf of the Beneficial Owners identified on the Master Ballot;

•	it has properly disclosed (a) the number of such Beneficial Owners, (b) the amount of the Notes owned by each such Beneficial Owner, (c) each Beneficial Owner’s respective vote and election concerning the Plan, (d) the customer account, serial number and/or other identification number for each such Beneficial Owner;

•	each such Beneficial Owner has certified to the Nominee that such Beneficial Owner is eligible to elect any of the elections such Beneficial Owner has chosen and that such Beneficial Owner has not submitted any other Ballots for such Class 5 Claims held in other accounts or other names, or, if it has submitted another Ballot held in other accounts or names, that the Beneficial Owner has certified to the undersigned that such Beneficial Owner has cast the same vote for such Class 5 Claims, and the undersigned has identified such other accounts or Owner and such other Ballots;

•	it has been authorized by each such Beneficial Owner to vote on the Plan and to deliver an ATOP instruction in respect of such Beneficial Owner’s Notes to The Depository Trust Company, preventing the transfer of such Notes until such time that the Plan becomes effective or is rejected and to take all necessary actions to ensure that the relevant instruction can be allocated to such Notes, and to execute and deliver any additional documents and/or do all such other things deemed by Debtors to be necessary or desirable to complete the exchange and cancellation of such Notes pursuant to the Plan;

•	it has submitted ATOP instructions to DTC with respect to the securities for which elections are being made;

•	it will maintain the original Beneficial Owner Ballot returned by each Beneficial Owner (whether properly completed or defective) for one year after the Voting Deadline (or such other date as is set by subsequent Bankruptcy Court order) for disclosure to the Bankruptcy Court, the Debtor, or Xcel if so ordered; and

•	for any Beneficial Owner listed that has checked the Release box in Item 3 on their Beneficial Owner Ballot, a true and complete copy of such Ballot is appended to the Master Ballot.

B.     Voting Tabulation

      In tabulating votes, the following rules shall be used to determine the Claim amount associated with a creditor’s vote:

•	unless otherwise provided in the Tabulation Rules described below, a claim will be deemed temporarily allowed for voting purposes in an amount equal to the lesser of (i) the amount of such claim as set forth in the Debtors’ Schedules of Assets and Liabilities as not contingent, unliquidated or disputed or (ii) the amount of such claim as set forth in a filed proof of claim;

•	if a claim for which a proof of claim has been timely filed is not listed on the Schedules and no objection to such claim has been filed on or before the Voting Deadline, the claim shall be temporarily allowed for voting purposes in the amount set forth in the proof of claim;

•	if a claim for which a proof of claim has been timely filed is, by its terms, contingent, unliquidated, or disputed, the claim shall be temporarily allowed for voting purposes in the amount of $1.00;

•	if a claim is listed as contingent, unliquidated or disputed, either in the Schedules or in a proof of claim, the claim shall be temporarily allowed for voting purposes only in an amount equal to $1.00;

•	notwithstanding any other Tabulation Rule, if a claim is deemed allowed in accordance with the Plan, such claim will be allowed for voting purposes in the deemed allowed amount set forth in the Plan;

•	if the Debtors have served and filed an objection to a claim at least ten (10) days prior to the expiration of the period during which holders of claims may vote to accept or reject the Plan, such claim shall be temporarily allowed for voting purposes in amount equal to the greater of $1.00 or the undisputed amount of such claim;

•	if a claim is listed in the Schedules as being a non-priority claim or is not listed in the Schedules and a proof of claim is filed as a priority claim (in whole or in part), such claim will be temporarily allowed for voting purposes as a nonpriority claim in an amount that such claim would have been so allowed in accordance with the other Tabulation Rules had such proof of claim been filed as a non-priority claim;

•	if a claim is listed in the Schedules as being an unsecured claim or is not listed in the Schedules and a proof of claim is filed as a secured claim (in whole or in part), such claim will be temporarily allowed for voting purposes as an unsecured claim in an amount that such claim would have been so allowed in accordance with the other Tabulation Rules had such proof of claim been filed as an unsecured claim;

•	notwithstanding any other Tabulation Rule except for paragraph 7.e, if a claim has been estimated or otherwise allowed for voting purposes by order of the Court, such claim will be temporarily allowed for voting purposes in the amount so estimated or allowed by the Court (a stipulation as to voting amount may be filed by Notice of Presentment in accordance with Local Rule 9074-1(c) on five days’ notice);

•	if a claim relates to rejection damages under an executory contract or unexpired lease that has not been rejected as of the Voting Record Date, to the extent such claim is for rejection damages, such claim shall be temporarily disallowed by the Court for voting purposes and, to the extent such claim is solely for rejection damages, such Ballot shall not be counted as having voted for or against the Plan; and

•	if a claim holder identifies a claim amount on its Ballot that is less than the amount otherwise calculated in accordance with the Tabulation Rules, the claim will be temporarily allowed for voting purposes in the lesser amount identified on such Ballot.

      The Claim amount established through the above process controls for voting purposes only and does not constitute the Allowed amount of any Claim for distribution purposes.

      To ensure that its vote is counted, each holder of a Claim must (a) complete a Ballot; (b) indicate the holder’s decision either to accept or reject the Plan in the boxes provided in the respective Ballot; and (c) sign and return the Ballot to the address set forth on the envelope enclosed therewith (if included).

      The Ballot does not constitute, and shall not be deemed to be, a proof of Claim or an assertion or admission of a Claim.

      If a holder holds Claims in more than one Class under the Plan, the holder may receive more than one Ballot coded for each Class of Claims held by such holder.

      Except to the extent the Debtors so determine or as permitted by the Bankruptcy Court, Ballots received after the Voting Deadline will not be accepted or counted by the Debtors in connection with the Debtors’ request for confirmation of the Plan. The method of delivery of Ballots to be sent to the Agents (or, in the case of the Noteholders, to the Nominee) is at the election and risk of each holder of a Claim. Except as otherwise provided in the Plan, such delivery will be deemed made only when the original executed Ballot (or Master Ballot) is actually received by the Claims Agent. In all cases, sufficient time should be allowed to assure timely delivery. Original executed Ballots are required. Delivery of a Ballot by facsimile, e-mail or any other electronic means will not be accepted. No Ballot should be sent to the Debtors, any indenture trustee, or the Debtors’ financial or legal advisors. The Debtors expressly reserve the right to amend, at any time and from time to time, the terms of the Plan (subject to compliance with the requirements of section 1127 of the Bankruptcy Code and the applicable provisions of the Plan). If the Debtors make material changes in the terms of the Plan or if the Debtors waive a material condition, the Debtors will disseminate additional solicitation materials and will extend the solicitation, in each case to the extent directed by the Bankruptcy Court.

      If multiple Ballots are received from or on behalf of an individual holder of a Claim with respect to the same Claim prior to the Voting Deadline, the last Ballot timely received will be deemed to reflect the voter’s intent and to supersede and revoke any prior Ballot.

      If a Ballot is signed by a trustee, executor, administrator, guardian, attorney-in-fact, or other person acting in a fiduciary or representative capacity, such person shall be required to indicate such capacity when signing and must submit proper evidence satisfactory to the Debtors and Xcel to act on behalf of a Beneficial Owner; Notwithstanding the foregoing, by executing a Ballot, such signatory certifies that he or she has such authority and capacity, and shall provide evidence of such authority and capacity upon request.

      The Debtors, in their sole discretion, subject to any contrary order of the Bankruptcy Court, may waive any defect in any Ballot at any time, either before or after the Voting Deadline, and without notice except to the extent that such waiver affects Xcel, in which case the written consent of Xcel shall be required. Except as otherwise provided herein, unless the Ballot being furnished is timely submitted on or prior to the Voting Deadline, the Debtors may, in their sole discretion, reject such Ballot as invalid and, therefore, not count it in connection with confirmation of the Plan.

      In the event a designation is requested under section 1126(e) of the Bankruptcy Code, any vote to accept or reject the Plan cast with respect to such Claim will not be counted for purposes of determining whether the Plan has been accepted or rejected, unless the Bankruptcy Court orders otherwise.

      Any holder of Impaired Claims who has delivered a valid Ballot voting on the Plan may withdraw such vote solely in accordance with Bankruptcy Rule 3018(a).

      Subject to any contrary order of the Court, the Debtors reserve the absolute right to reject any and all Ballots or Master Ballots not in proper form, the acceptance of which would in the opinion of the Debtors or their counsel not be in accordance with the provisions of this Order or the Bankruptcy Code, except that Xcel, subject to any contrary order of the Court, in its sole discretion shall have the right to reject the Release Election to release the Released Parties made on any and all Ballots not in proper form. With respect to Ballots received by the Agents prior to the Voting Deadline, the Debtors and Xcel will use reasonable efforts to notify the Agents of any such rejection no later than six days prior to the Confirmation Hearing. Upon receipt by the Agents of such notice that a Release Election made by a holder has been rejected, such Agents shall use reasonable efforts to notify the holder of the rejection no later than five days prior to the Confirmation Hearing. Notwithstanding Bankruptcy Rule 3018(a) or Local Rule 3018-1(b) in the event that the Agents are not able to notify a holder that a Release Election or Reallocation Election made by such holder has been rejected at least five (5) days prior to the Confirmation Hearing, such holder shall have ten (10) days from the time notice is given to such holder to correct the rejected Release Election or Reallocation Election, and such extension of time shall constitute such holder’s sole remedy for purposes of Bankruptcy Rule 3018 or Local Rule 3018-1.

      If no votes to accept or reject the Plan are received with respect to a particular class, such class shall be deemed to have voted to accept the Plan;

      Unless waived by the Debtors, and if such waiver affects Xcel or the other Released Parties, Xcel, or as ordered by the Court, any defects or irregularities in connection with the deliveries of the Ballots or Master Ballots must be cured by the Voting Deadline, and unless otherwise ordered by the Court, delivery of such Ballots or Master Ballots will not be deemed to have been made until such irregularities have been cured or waived; and

      Except as may be provided by Local Rule 3018-1(b) with respect to a Ballot or Master Ballot received prior to the Voting Deadline neither the Debtors, nor any other person or entity, will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots or Master Ballots nor will any of them incur liabilities for failure to provide such notification. Xcel shall have no liability with respect to a failure to provide such notification to a creditor and Xcel’s obligation for purposes of Local Rule 3018-1(b), if any, shall be limited to providing such creditor with an opportunity to correct any defect or irregularity within ten (10) days of mailing of notice of such defect or irregularity, and if such defect or irregularity has been corrected, treating such creditor as having made a valid Release Election.

C.     Voting Procedures

      The Voting Record Date for purposes of determining which holders of Claims are entitled to vote on the Plan is September 29, 2003.

1. Beneficial Holders

      Any Beneficial Holder of Claims holding as a record holder in its own name, shall vote on the Plan by completing and signing the Ballot and returning it to the Balloting Agent.

      Any Beneficial Holder of Claims who holds in “street name” through a Nominee shall vote on the Plan by completing and signing the Ballot provided by the Nominee and returning it directly to the Nominee.

2. Nominees

      Because of the complexity and difficulty associated with reaching beneficial owners of publicly traded securities, many of which hold their securities in brokerage accounts and through several layers of ownership, the Debtors are distributing a Ballot (a) to each record holder of Note Claims as of the Voting Record Date and (b) an appropriate number of copies to each bank or brokerage firm (or the agent or other Nominee therefor) identified by the Claims Agent as an entity through which beneficial owners hold the Note Claims. Each Nominee will be requested to immediately distribute a copy of this Disclosure Statement and accompanying materials including the Ballots to all Beneficial Holders for which it holds the Beneficial Holders Claims. These procedures will enable the Debtors to transmit materials to the holders of its publicly traded securities and afford Beneficial Holders of the Note Claims a fair and reasonable opportunity to vote. In order for votes to be counted, all Beneficial Owner Ballots must be returned to the Nominee in sufficient time for the Nominee to execute a Master Ballot summarizing the individual votes of its respective beneficial owners and deliver it to the Balloting Agent by the Voting Deadline.

      If a Beneficial Holder holds the Note Claims through more than one Nominee, such Beneficial Holder should execute a separate Ballot for each block of Note Claims that it holds through any Nominee and return the Ballot to the appropriate Nominee.

      If a Beneficial Holder holds a portion of its Note Claims through a Nominee and another portion directly or in its own name as the record holder, such Beneficial Holder should follow the procedures described in

Section VII.C.1 above to vote the portion held in its own name and the procedures described in this Section VII.C.2 to vote the portion held by the Nominee or Nominees.

VIII.

CONFIRMATION OF THE PLAN

A.     The Confirmation Hearing

      Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on confirmation of the Plan. Section 1128(b) of the Bankruptcy Code provides that any party-in-interest may object to confirmation of the Plan.

      The Bankruptcy Court has scheduled the Confirmation Hearing for November 21, 2003 at 2:30 p.m. Eastern Time before the Honorable Prudence Carter Beatty, United States Bankruptcy Judge, in the United States Bankruptcy Court for the Southern District of New York, located at Alexander Hamilton Custom House, One Bowling Green, New York, New York 10004. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing or any adjournment thereof.

B.     Deadline to Object to Confirmation

      Objections to confirmation of the Plan must be filed and served on or before November 12, 2003 at 4:00 p.m. Eastern Time in accordance with the Confirmation Hearing Notice accompanying this Disclosure Statement. UNLESS OBJECTIONS TO CONFIRMATION ARE TIMELY SERVED AND FILED IN COMPLIANCE WITH THE APPROVAL ORDER, THEY WILL NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

C.	Requirements for Confirmation of the Plan

      Among the requirements for the confirmation of the Plan are that the Plan (1) is accepted by all impaired Classes of Claims and Equity Interests, or if rejected by an impaired Class, that the Plan “does not discriminate unfairly” and is “fair and equitable” as to such Class, (2) is feasible, and (3) is in the “best interests” of creditors and stockholder that are impaired under the Plan.

1. Requirements of Section 1129(a) of the Bankruptcy Code

      The following requirements must be satisfied pursuant to section 1129(a) of the Bankruptcy Code before the Bankruptcy Court may confirm a plan of reorganization:

•	The Plan complies with the applicable provisions of the Bankruptcy Code.

•	The proponents of the Plan comply with the applicable provisions of the Bankruptcy Code.

•	The Plan has been proposed in good faith and not by any means forbidden by law.

•	Any payment made or to be made by the proponent, by the debtor or by a person issuing securities or acquiring property under a plan, for services or for costs and expenses in or in connection with the case, in connection with the plan and incident to the case, has been approved by, or is subject to the approval of, the Bankruptcy Court as reasonable.

•	The proponent of the Plan has disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the plan, as a director, officer or voting trustee of the debtor, an affiliate of the debtor participating in a joint plan with the debtor or a successor to the debtor under the plan.

•	The proponent of the Plan has disclosed the identity of any insider (as defined in section 101 of the Bankruptcy Code) that will be employed or retained by the reorganized debtor and the nature of any compensation for such insider.

•	Any governmental regulatory commission with jurisdiction over the rates of the debtor has approved any rate change provided for in the plan, or such rate change is expressly conditioned on any such approval.

•	With respect to each impaired class of Claims or Interests —

•	each holder of a Claim or Interest of such class (a) has accepted the plan; or (b) will receive or retain under the plan on account of such Claim or Interest property of a value, as of the effective date of the plan, that is not less than the amount that such holder would so receive or retain if the debtor were liquidated under chapter 7 of the Bankruptcy Code on such date; or

•	if section 1129(b)(2) of the Bankruptcy Code applies to the Claims of such class due to its election to retain a lien, each holder of a Claim of such class will receive or retain under the plan on account of such Claim of property of a value, as of the effective date of the plan, that is not less than the value of such holder’s Interest in the estate’s Interest in the property that secures such Claims.

•	With respect to each class of Claims or Interests such class has (i) accepted the plan; or (ii) such class is not impaired under the plan (subject to the “cramdown” provisions discussed below).

•	Except to the extent that the holder of a particular Claim has agreed to a different treatment of such Claim, the plan provides that:

•	with respect to a claim of a kind specified in sections 507(a)(1) and 507(a)(2) of the Bankruptcy Code, on the effective date of the plan, the holder of the Claim will receive on account of such Claim cash equal to the allowed amount of such Claim;

•	with respect to a class of claim of the kind specified in sections 507(a)(3), 507(a)(4), 507(a)(5), 507(a)(6) or 507(3)(7) of the Bankruptcy Code, each holder of a Claim of such class will receive (A) if such class has accepted the plan, deferred cash payments of a value, on the effective date of the plan, equal to the allowed amount of such Claim; or (B) if such class has not accepted the plan, cash on the effective date of the plan equal to the allowed amount of such Claim; and

•	with respect to a priority tax claim of a kind specified in section 507(a)(g) of the Bankruptcy Code, the holder of such Claim will receive on account of such Claim deferred cash payments, over a period not exceeding six years after the date of assessment of such Claim, of a value, as of the effective date of the plan, equal to the allowed amount of such Claim.

•	If a class of Claims is impaired under the plan, at least one class of Claims that is impaired under the plan has accepted the plan, determined without including any acceptance of the plan by any “insider,” as defined in section 101 of the Bankruptcy Code.

•	Confirmation of the plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the debtor or any Successor to the debtor under the plan, unless such liquidation or reorganization is proposed in the plan.

•	All fees payable under 28 U.S.C. Section 1930, as determined by the Bankruptcy Court at the hearing on confirmation of the plan, have been paid or the plan provides for the payment of all such fees on the effective date of the plan.

•	The plan provides for the continuation after its effective date of payment of all retiree benefits, as that term is defined in section 1114 of the Bankruptcy Code, at the level established pursuant to subsection (e)(i)(B) or (g) of section 1114 of the Bankruptcy Code, at any time prior to confirmation of the plan, for the duration of the period the debtor has obligated itself to provide such benefits.

      NRG believes that the Plan meets all the applicable requirements of section 1129(a) of the Bankruptcy Code other than those pertaining to voting, which has not yet taken place.

2. Best Interest of Creditors

      Notwithstanding acceptance of the Plan by each impaired Class, to confirm the Plan, the Bankruptcy Court must determine that the Plan is in the best interests of each holder of a claim or interest in any such impaired Class who has not voted to accept the Plan. Accordingly, if an impaired Class does not unanimously accept the Plan, the “best interests” test requires that the Bankruptcy Court find that the Plan provides to each member of such impaired Class a recovery on account of the member’s Claim or Interest that has a value, as of the Effective Date, at least equal to the value of the distribution that each such member would receive if the applicable Debtors were liquidated under chapter 7 of the Bankruptcy Code on such date.

      To estimate what members of each impaired Class of Claims would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code, the Bankruptcy Court must first determine the aggregate dollar amount that would be available if each of the reorganization cases were converted to a chapter 7 case under the Bankruptcy Code and each of the respective Debtor’s assets were liquidated by a chapter 7 trustee (the “Liquidation Value”). The Liquidation Value of a Debtor would consist of the net proceeds from the disposition of the assets of the Debtor, augmented by any cash held by the Debtor.

      The Liquidation Value available to holders of Claims or Interests would be reduced by, among other things: (a) the Claims of secured creditors to the extent of the value of their collateral; (b) the costs, fees and expenses of the liquidation, as well as other administrative expenses of the Debtor’s chapter 7 case; (c) unpaid Administrative Expense Claims of the reorganization cases; and (d) Priority Claims and Priority Tax Claims. The Debtors’ costs of liquidation in chapter 7 cases would include the compensation of trustees, as well as of counsel and of other professionals retained by such trustees, asset disposition expenses, applicable taxes, litigation costs, Claims arising from the operation of the Debtors during the pendency of the chapter 7 cases and all unpaid Administrative Expense Claims incurred by the Debtors during the reorganization cases that are allowed in the chapter 7 cases. The liquidation itself would trigger certain Priority Claims, such as Claims for severance pay, and would likely accelerate the payment of other Priority Claims and Priority Tax Claims that would otherwise be payable in the ordinary course of business. These Priority Claims and Priority Tax Claims would be paid in full out of the net liquidation proceeds, after payment of Secured Claims, before the balance would be made available to pay other Claims or to make any distribution in respect of interests. The Debtors believe that the liquidations also would generate a significant increase in Claims, such as tax and other governmental Claims.

      Based on the liquidation analyses set forth in Exhibit B of this Disclosure Statement, the Debtors believe that holders of Claims will receive greater value as of the Effective Date under the Plan than such holders would receive under a chapter 7 liquidation.

      In actual liquidations of the Debtors, distributions to holders of Claims or Interests would be made substantially later than the Effective Date assumed in connection with the Plan. This delay would materially reduce the amount determined on a present value basis available for distribution to creditors, including holders of unsecured Claims. The hypothetical chapter 7 liquidations of the Debtors are assumed to commence on June 1, 2003 and to be completed by November 30, 2004.

      In summary, the Debtors believe that chapter 7 liquidations of the Debtors would result in substantial diminution in the value to be realized by holders of Claims, as compared to the proposed distributions under the Plan, because of, among other factors:

•	the increased cost and expenses of liquidation under chapter 7 arising from fees payable to the chapter 7 trustee and the attorneys and other professional advisors to such trustee,

•	additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of unexpired leases and executory contracts in connection with the cessation of the operations of NRG,

•	the erosion of the value of the Debtors’ assets in the context of an expedited liquidation required under chapter 7 and the “forced sale” atmosphere that would prevail,

•	the adverse effects on the salability of portions of the business that could result from the possible departure of key employees and the loss of customers and vendors,

•	the cost and expense attributable to the time value of money resulting from what is likely to be a more protracted proceeding, and

•	the application of the rule of absolute priority to distributions in a chapter 7 liquidation.

      Consequently, the Debtors believe that confirmation of the Plan will provide a substantially greater ultimate return to holders of Claims than would chapter 7 liquidations.

3. Acceptance

      Section 1126(c) of the Bankruptcy Code provides that a Class of Claims has accepted a plan if such plan has been accepted by creditors that hold at least 2/3 in amount and more than 1/2 in number of the Allowed Claims of such Class.

4. Feasibility

      Section 1129(a)(11) of the Bankruptcy Code requires that confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization of the Debtors, or any successor to the Debtors (unless such liquidation or reorganization is proposed in the Plan). In connection with determining whether the Plan meets this requirement, the Debtors have analyzed their ability to meet their respective obligations under the Plan. As part of this analysis, the Debtors have prepared the Projections. See Article XIII, “Projected Financial Information.” Based upon the Projections, the Debtors believe that Reorganized NRG will meet the feasibility requirements of the Bankruptcy Code. The feasibility of the Plan is not dependent on Reorganized NRG obtaining an exit facility and management believes that Reorganized NRG will emerge with sufficient cash on hand plus cash generated from operations during the Projection Period to fund its working capital requirements without access to an exit facility.

5. Requirements of Section 1129(b) of the Bankruptcy Code

      The Bankruptcy Code permits confirmation of a plan even if it is not accepted by an impaired class so long as (a) the plan otherwise satisfies the requirements for confirmation, (b) at least one impaired class of claims has accepted the plan without taking into consideration the votes of any insiders in such class, and (c) the plan is “fair and equitable” and does not “discriminate unfairly” as to any impaired class that has not accepted the plan. These so-called “cramdown” provisions are set forth in section 1129(b) of the Bankruptcy Code.

“Fair and Equitable”

      The Bankruptcy Code establishes different “cramdown” tests for determining whether a plan is “fair and equitable” to dissenting impaired classes of secured creditors, unsecured creditors and equity interest holders as follows:

(a) Secured Creditors. A plan is fair and equitable to a class of secured claims that rejects the plan if the plan provides: (i) that each of the holders of the secured claims included in the rejecting class (A) retains the liens securing its claim to the extent of the allowed amount of such claim whether the property subject to those liens is retained by the debtor or transferred to another entity, and (B) receives on account of its secured claim deferred cash payments having a present value, as of the effective date of the plan, at least equal to such holder’s interest in the estate’s interest in such property; (ii) that each of the holders of the secured claims included in the rejecting class realizes the “indubitable equivalent” of its allowed secured claim; or (iii) for the sale, subject to section 363(k) of the Bankruptcy Code, of any property that is subject to the liens securing the claims included in the rejecting class, free and clear of such liens, with such liens to attach to the proceeds’ of the sale and the treatment of such liens on proceeds in accordance with clause (i) or (ii) of this paragraph.

(b) Unsecured Creditors. A plan is fair and equitable as to a class of unsecured claims that rejects the plan if the plan provides that: (i) each holder of a claim included in the rejecting class receives or retains under the plan property of a value, as of the effective date of the plan, equal to the amount of its allowed claim; or (ii) the holders of claims and interests that are junior to the claims of the rejecting class will not receive or retain any property under the plan.

(c) Holders of Equity Interests. A plan is fair and equitable as to a class of equity interests that rejects the plan if the plan provides that: (i) each holder of an equity interest included in the rejecting class receives or retains under the plan property of a value, as of the effective date of the plan, equal to the greatest of the allowed amount of (A) any fixed liquidation preference to which such holder is entitled, (B) the fixed redemption price to which such holder is entitled, or (C) the value of the interest; or (ii) the holder of any interest that is junior to the interests of the rejecting class will not receive or retain any property under the plan.

      The Debtors believe the Plan is fair and equitable as to secured creditors, because the Plan provides that their Claims will be either unimpaired, or they will receive their entitlements under the Bankruptcy Code. The Debtors believe the Plan is fair and equitable as to unsecured creditors and holders of Equity Interests because the holders of Claims and Interests junior to the unsecured creditors (i.e., holders of NRG Equity Interests) will not receive or retain any property under the Plan on account of such Claims or Interests.

“Unfair Discrimination”

      A plan of reorganization does not “discriminate unfairly” if a dissenting class is treated substantially equally with respect to other classes similarly situated and no class receives more than it is legally entitled to receive for its claims or equity interests. The Debtors do not believe that the Plan discriminates unfairly against any impaired Class of Claims or Equity Interests.

      The Debtors believe that the Plan and the treatment of all Classes of Claims and Equity Interests under the Plan satisfy the foregoing requirements for nonconsensual confirmation of the Plan.

D.     Valuation of Reorganized NRG

      In conjunction with formulating the Plan, the Debtors determined that it was necessary to estimate the post confirmation going concern value of Reorganized NRG. Accordingly, such valuation is set forth below.

      In calculating the value of Reorganized NRG a variety of factors were considered. The calculation was based on the business plan provided by management (the “Business Plan”) which in turn relied on market price forecasts provided by ICF Consulting Group, Inc. (“ICF Consulting”). A Discounted Cash Flow (“DCF”) calculation was used to develop the calculation of enterprise value of Reorganized NRG. The DCF valuation methodology equates the value of an asset or business to the present value of expected future economic benefits to be generated by that asset or business. The DCF methodology is a “forward looking” approach that discounts all expected future economic benefits by a theoretical or observed discount rate determined by calculating the Weighted Average Cost of Capital (“WACC”) of Reorganized NRG.

      The WACC was calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected capital structure. The cost of equity for Reorganized NRG was estimated using the Capital Asset Pricing Model (“CAPM”) based on the risk-free rate of return on United States Treasury bonds, plus a market risk premium expected over the risk-free rate of return, multiplied by a market-derived “Beta”. An after-tax cost of debt was calculated based on the market cost of debt and Reorganized NRG’s expected corporate tax rate. Based on a WACC range of 10.75% to 11.25% and an assumed effective date of December 31, 2003, the calculated range of enterprise value for Reorganized NRG, on a consolidated basis on December 31, 2003 is between $5,457 million and $5,737 million, less debt (net of cash) at the projects of $3,227 million, for an equity value of ongoing projects between $2,230 million and $2,510 million.

      These amounts were adjusted upward by $855 million and $1,016 million respectively to account for the range of values of assets held for sale and excess cash, net of the Xcel Settlement and collateral requirements.

This results in a Reorganized NRG value, net of project debt, of between $3,085 million and $3,526 million. Cash payments ($392 million) from Reorganized NRG paid as a part of the implementation of the Plan, as well as the Xcel Note ($10 million) and the New NRG Senior Notes ($500 million), reduce these values, resulting in a final range of equity values of between $2,183 million and $2,624 million.

      This range of values for Reorganized NRG was prepared based on information available as of April 2003. This estimate was developed solely for purposes of formulation and negotiation of a plan of reorganization and analysis of implied relative recoveries to creditors thereunder. The calculation of value does not address any other aspect of the proposed restructuring or any related transactions and does not constitute a recommendation to any holder of outstanding securities of the Debtors as to how such security holder should vote or act on any matter relating to the restructuring or any related transaction. In addition, Kroll Zolfo Cooper’s (“KZC”) calculation of value does not constitute an opinion as to the fairness to holders of outstanding securities of the Debtors from any point of view, including a financial point of view of the consideration to be received by such security holders pursuant to the Plan. Estimates of reorganization equity value do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different from the amounts set forth herein.

      In preparing its analyses, KZC, among other things:

(i) reviewed publicly available financial statements of the Debtors;

(ii) reviewed certain internal financial and operating data of the Debtors, including the Business Plan prepared and provided by the Debtors’ management relating to its business and its prospects;

(iii) met with certain members of senior management of the Debtors to discuss the Debtors’ operations and future prospects;

(iv) considered certain economic and industry information relevant to the operating business;

(v) reviewed certain other financial projections prepared by the Debtor and/or ICF Consulting;

(vi) discussed historic, current and prospective operations of the operating business with the Debtors and ICF Consulting;

(vii) conducted discussions with ICF Consulting relating to, but not limited to, industry supply, demand, pricing and investment;

(viii) considered certain information of publicly traded companies believed to be reasonably comparable to the operating business of the Debtors;

(ix) reviewed such other information and conducted such other studies, analyses, inquiries, and investigations as deemed appropriate.

      In preparing its analysis, KZC relied upon the accuracy and completeness of all of the financial and other information, including the Business Plan, available to it from public sources and the Debtors or their representatives and has not assumed any responsibility for independent verification of such information. With respect to the Business Plan, KZC assumes it is accurate and has been prepared in good faith and on a basis reflecting the best currently available estimates and judgments of the Debtors and ICF Consulting as to the future operating and financial performance of the Debtors. The projections assume the Debtors will operate its businesses as reflected in the Business Plan and such businesses will perform as reflected in the Business Plan. To the extent the Debtors operate more or fewer businesses during the projection period and to the extent that all or a portion of the businesses perform at levels inconsistent with those expected in the Business Plan, such adjustments may have a material impact on the operating projections and the calculation of value for Reorganized NRG as presented herein. Additionally, KZC assumed and relied upon the reasonableness and accuracy of management’s and ICF Consulting’s projections, and no independent valuation or appraisals of the Company were relied upon.

      The value of an operating business is subject to numerous uncertainties and contingencies which are difficult to predict, and will fluctuate with changes in factors affecting the financial condition and prospects of that business. As a result, the estimate of the components that ultimately derive the equity value of Reorganized NRG as described herein are not necessarily indicative of actual outcomes, and could be significantly more or less favorable than those set forth herein. Since such estimates are inherently subject to uncertainties, neither KZC, the Debtors nor any other person assumes responsibility for their accuracy.

      THE ESTIMATED CALCULATION OF ENTERPRISE VALUE IS HIGHLY DEPENDENT UPON ACHIEVING THE FUTURE FINANCIAL RESULTS SET FORTH IN THE BUSINESS PLAN AS WELL AS THE REALIZATION OF CERTAIN OTHER ASSUMPTIONS, NONE OF WHICH ARE GUARANTEED AND MANY OF WHICH ARE OUTSIDE OF THE DEBTORS’ CONTROL.

      THE CALCULATIONS OF VALUE SET FORTH HEREIN REPRESENT ESTIMATED REORGANIZATION VALUES AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE EQUITY VALUE DESCRIBED HEREIN DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST REORGANIZATION MARKET VALUE. SUCH VALUE, IF ANY, MAY BE MATERIALLY DIFFERENT FROM THE REORGANIZED EQUITY VALUE RANGES ASSOCIATED WITH THIS VALUATION ANALYSIS. NO RESPONSIBILITY IS TAKEN FOR CHANGES IN MARKET CONDITIONS AND NO OBLIGATION IS ASSUMED TO REVISE THIS CALCULATION OF VALUE OF REORGANIZED NRG TO REFLECT EVENTS OR CONDITIONS WHICH SUBSEQUENTLY OCCUR. THE CALCULATIONS OF VALUE DO NOT CONFORM TO THE UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE OF THE APPRAISAL FOUNDATION. THE CALCULATIONS OF VALUE SET FORTH HEREIN SUPERCEDE IN THEIR ENTIRETY THE CALCULATIONS CONTAINED IN PRIOR VERSIONS OF THE DISCLOSURE STATEMENT.

E.	Identity of Insiders

      Within ten (10) days of the Voting Deadline, NRG will file with the Bankruptcy Court a list of its directors and officers, which list shall set forth the identity of any Insiders.

F.	Regulatory Approval of Rate Change

      No rate change approval is provided for in the Plan or required by the Plan.

G.	Effect of Confirmation of the Plan

1.	Term of Bankruptcy Injunction or Stays

      Unless otherwise provided, all injunctions or stays provided for in the Chapter 11 Case under section 105 of the Bankruptcy Code or otherwise and in existence on the Confirmation Date, shall remain in full force and effect in accordance with the terms of such injunctions. Unless otherwise provided, the automatic stay provided under section 362(a) of the Bankruptcy Code shall remain in full force and effect until the Effective Date.

2.	Claims Extinguished

      As of the Effective Date, any and all avoidance claims accruing to the Debtors under sections 502(d), 544, 545, 547, 548, 549, 550, 551 and 553 of the Bankruptcy Code and not then pending, shall be extinguished. As of the date hereof, the Debtors have not filed any avoidance actions, and both the Debtors and the Committee continue to investigate possible avoidance actions.

3.	Discharge of Debtors

      Except as otherwise provided in the Plan, the rights afforded therein and the treatment of all Claims and Equity Interests therein shall be in exchange for and in complete satisfaction, discharge and release of Claims and Equity Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtors or any of its assets or properties. Except as otherwise provided in the Plan, (a) as of the Confirmation Date, all such Claims against and Equity Interests in the Debtors shall be satisfied, discharged and released in full and (b) all Persons and Governmental Entities shall be precluded from asserting against the Debtors, its successors, or its assets or properties any other or further Claims or Equity Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

4.	Injunction

      In addition to and except as otherwise expressly provided in the Plan, the Confirmation Order or a separate order of the Bankruptcy Court, all entities who have held, hold or may hold Claims against or Equity Interests in the Debtors, are permanently enjoined, on and after the Confirmation Date, from (a) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such Claim or Equity Interest; (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or order against the Reorganized Debtors, or their respective subsidiaries or affiliates on account of any such Claim or Equity Interest; (c) creating, perfecting or enforcing any Lien of any kind against the Reorganized Debtors, or their respective subsidiaries or affiliates or against the property or interests in property of the Reorganized Debtors, or their respective subsidiaries or affiliates on account of any such Claim or Equity Interest; (d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from the Reorganized Debtors, or their respective subsidiaries or affiliates or against the property or interests in property of the Reorganized Debtors, or their respective subsidiaries or affiliates on account of any such Claim or Equity Interest; and (e) commencing or continuing in any manner any action or other proceeding of any kind with respect to any Claims or Causes of Action which are extinguished, dismissed or released pursuant to the Plan. The injunction shall also enjoin all parties in interest, including, without limitation, all entities who have held, hold or may hold Claims against or Equity Interests in the Debtors, from taking any action in violation of the Confirmation Order. Such injunction shall extend to successors of the Reorganized Debtors, or their respective subsidiaries or affiliates, their respective properties and interests in property. Except as provided by Article IX of the Plan, this Section VIII.G.4 shall not enjoin, bar or otherwise impair the commencement or prosecution of direct personal claims against any Person other than the Reorganized Debtors, and their respective subsidiaries or affiliates. Notwithstanding anything to the contrary in the Plan, nothing in the Plan shall be deemed to impair any Claims or other rights against Nondebtor Subsidiaries.

IX.

IMPLEMENTATION OF THE PLAN

A.     Provisions Governing Distributions

1.	Method of Distributions Under the Plan

(a)	Disbursing Agent

      All distributions under the Plan shall be made by the Debtors as Disbursing Agents or such other Entity designated by the Debtors as Disbursing Agent. A Disbursing Agent shall not be required to provide any bond, surety or other security for the performance of its duties, unless otherwise ordered by the Bankruptcy Court; and, in the event that a Disbursing Agent is so otherwise ordered, all costs and expenses of procuring any such bond, surety or other security shall be borne by the Debtors.

(b)	Distributions to Holders as of the Distribution Record Date

      Subject to Bankruptcy Rule 9010 and Section 10.2 of the Plan, all distributions under the Plan shall be made (i) to the holder of each Allowed Claim or Equity Interest at the address of such holder as listed on the Debtors’ Bankruptcy Schedules as of the Distribution Record Date, unless the Debtors have been notified in writing of a change of address, including by the filing of a timely proof of Claim by such holder that provides an address for such holder different from the address reflected on the Debtors’ Bankruptcy Schedules, or (ii) pursuant to the terms of a particular indenture of the Debtors or in accordance with other written instructions of a trustee under such indenture.

      As of the close of business on the Distribution Record Date, the Claims register shall be closed and there shall be no further changes in the record holder of any Claim or Equity Interest. The Debtors shall have no obligation to recognize any transfer of any Claim. The Debtors shall instead be authorized and entitled to recognize and deal for all purposes of the Plan with only those record holders stated on the claims register as of the close of business on the Distribution Record Date.

(c)	Distributions of Cash

      Any payment of Cash made by the Debtors pursuant to the Plan shall, at the Debtors’ option, be made to the appropriate bank administrative agents, trustees for the Notes or other creditors for distribution by check drawn on a domestic bank or wire transfer, and shall first be drawn proportionately from the segregated Cash accounts established pursuant to the terms of this Plan before any other Cash sources are used.

(d)	Timing of Distributions

      Except as otherwise set forth in the Plan or the Plan Documents, payments and distributions to holders of Allowed Claims shall be made pursuant to the timing designated in Sections 4.5 through 4.17 of the Plan, or as soon as practicable thereafter. Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day.

(e)	Allocation of Plan Distributions

      All distributions in respect of Allowed Claims shall be allocated first to the portion of such Claims representing interest (as determined for federal income tax purposes), second to the original principal amount of such Claims (as determined for federal income tax purposes), and any excess to the remaining portion of such Claims.

(f)	Minimum Distributions

      No payment of Cash less than one hundred U.S. dollars ($100.00) shall be made by the Debtors to any holder of a Claim unless a request therefor is made in writing to the Debtors.

(g)

(h)	Unclaimed Distributions

      All distributions under the Plan that are unclaimed for a period of one (1) year after distribution thereof shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code and vested in the Reorganized Debtors and any entitlement of any holder of any Claim or Equity Interest to such distributions shall be extinguished and forever barred; provided that distributions to be made to the holders of Claims in Class 5 and Class 6 that are unclaimed for a period of one (1) year after distribution thereof shall be distributed to the holders of Claims in Class 5.

2. Objections to and Resolution of Administrative Expense Claims and Claims

      Except as to applications for allowance of compensation and reimbursement of Professional Compensation and Reimbursement Claims under sections 330 and 503 of the Bankruptcy Code, the Reorganized Debtors shall, on and after the Effective Date, have the exclusive right to make and file objections to Administrative Expense Claims. Except as to applications for allowance of compensation and reimbursement of Professional Compensation and Reimbursement Claims under sections 330 and 503 of the Bankruptcy Code, on and after the Effective Date, the Reorganized Debtors shall have the authority to compromise, settle, otherwise resolve or withdraw any objections to Administrative Expense Claims and Claims and compromise, settle or otherwise resolve Disputed Administrative Expense Claims and Disputed Claims without the approval of the Bankruptcy Court. Unless otherwise ordered by the Bankruptcy Court, (a) all objections to Claims (except for Administrative Expense Claims) shall be served and filed upon the holder of the Claim as to which the objection is made (and, as applicable, upon the Debtors, the Noteholder Group, the Global Steering Committee, and the Committee) and, if filed prior to the Effective Date, such objections will be served on the then-applicable service list in the Chapter 11 Case, and (b) all objections to Administrative Expense Claims shall be served and filed upon the holder of the Administrative Expense Claim as to which the objection is made (and, as applicable, upon the Debtors or the Reorganized Debtors, as the case may be, the Noteholder Group, the Global Steering Committee, the Committee) as soon as is practicable, but in no event later than ninety (90) days after the Effective Date.

3. Payment of Other Fees

      Any reasonable unpaid fees and expenses accrued through the Confirmation Date (except for any unpaid fees and expenses previously disallowed by the Bankruptcy Court) of: (i) any trustees for any Notes or under any Note Indenture, if any, (acting in their capacities as trustees and, if applicable, acting in their capacities as Disbursing Agents), (ii) the Global Steering Committee and their respective professionals; provided that the Global Steering Committee shall not have more than one set of advisors; (iii) the Noteholders and their respective professionals for the period from the Petition Date until the appointment of counsel to the Committee; (iv) to the extent that the Debtors obtain exit financing, the reasonable attorney’s fees of the agent bank for such financing, shall be paid by the Debtors within ten (10) days after the Effective Date. Any such fees and expenses accruing after the Effective Date shall be payable as provided in the applicable agreement providing for such payment, or, without the need for any additional court order, in the case of any exit financing the bank acting as administrative agent, in its capacity as administrative agent under the Exit Facility, at least quarterly. Upon payment of such fees and expenses, such Persons shall be deemed to have released their Liens securing payment of their fees and expenses for all fees and expenses accrued through the Effective Date.

4. Cancellation of Existing Securities and Agreements

      Except as otherwise provided in the Plan, on the Effective Date, the Debtor’s obligations under the promissory notes, bonds, debentures and all other debt instruments evidencing any Claim, including Administrative Expense Claims, other than those that are reinstated and rendered unimpaired or renewed and extended pursuant to Article IV of the Plan, or renewed and remain outstanding pursuant to Article IV of the Plan, respectively, shall be deemed cancelled without further act or action under any applicable agreement, law, regulation, order or rule and the obligations of the Debtors under the agreements and indentures governing such Claims, as the case may be, shall be discharged. Except as otherwise provided in the Plan, the Equity Interests shall be cancelled. Holders of promissory notes, bonds, debentures and any and all other debt instruments evidencing any Claim shall not be required to surrender such instruments; provided, however, that certain Notes and the indentures applicable thereto shall continue in effect solely for the purposes of (a) allowing the holders of such Notes to receive their distributions under the Plan, (b) allowing the Notes trustee to make the distributions, if any, to be made on account of such Notes, and (c) permitting such trustee, if applicable, to assert a charging Lien against any such distributions for payment of the trustee fee under the relevant Note indentures.

5. Controversy Concerning Impairment

      If a controversy arises as to whether any Claim or Equity Interest, or any Class of Claims or Class of Equity Interests, is impaired under the Plan, the Bankruptcy Court shall, after notice and a hearing, determine such controversy.

B.	Procedures for Resolution of Disputed, Contingent and Unliquidated Claims or Equity Interests

1. Disputed Claims Reserve

(a)	Funding of the Disputed Claims Reserve

      On the Effective Date, the appropriate number of Reserved Shares, amount of Reserved Notes and amount of Reserved Cash will be placed in the applicable Disputed Claims Reserve by Reorganized NRG for the benefit of holders of Disputed Claims in Class 5 or Class 6 that subsequently become Allowed Claims.

(b)	ANZ Letter of Credit Reserve

      On the Effective Date, a Pro Rata Share of the Class 5 distributions allocable to the full face amount of NRG Letter of Credit Claims, in respect of which the underlying Letter of Credit has not been drawn as of the Effective Date, shall be placed into the ANZ Letter of Credit Reserve. In the event that an underlying Letter of Credit (or a renewal or extension thereof) is drawn on or after the Effective Date, then, within the earlier of five (5) Business Days of Reorganized NRG being notified of such drawing, or with respect to Cash only, and the payment of the Release-Based Amount, an amount equal to the Pro Rata Share of the Class 5 distributions allocable to the drawn amount of such Letter of Credit shall be distributed from the ANZ Letter of Credit Reserve to the then current holders of such NRG Letter of Credit Claims in accordance with the procedures for distribution contained in the Plan. In the event that an underlying Letter of Credit expires partially or fully undrawn and the holders of the relevant NRG Letter of Credit Claims no longer have any liability with respect to the expired undrawn portion of such Letter of Credit (or a renewal or extension thereof), then the holders of the relevant NRG Letter of Credit Claims shall no longer be entitled to a distribution with respect to the expired undrawn portion of such Claim and the Pro Rata Share (including any interest and dividends) of the Class 5 distributions allocable to the undrawn portion of the expired Letter of Credit shall be released from the ANZ Letter of Credit Reserve and shall be distributed in accordance with Section 4.9 of the Plan to the holders of Claims in Class 5, including the holders of NRG Letter of Credit Claims both drawn (as a distribution) and undrawn but not expired (as a reserve). Nothing contained in this Plan shall affect the subrogation rights if any of the financial institutions party to the NRG Letter of Credit Facility arising under any of the letters of credit issued under the NRG Letter of Credit Facility without prejudice to any of the Debtor’s rights pursuant to section 502(e)(1) of the Bankruptcy Code.

(c)	Property Held in Disputed Claims Reserve

      Dividends and Distributions. Cash dividends and other distributions on account of Reserved Shares to be held in a Disputed Claims Reserve will be transferred to the respective Disputed Claims Reserve concurrently with the transfer of such dividends and other distributions to other holders of New NRG Common Stock. Cash held in a Disputed Claims Reserve as a result of such dividends and other distributions (i) will be deposited in a segregated bank account in the name of the applicable Disbursing Agent and held in trust pending distribution by the Disbursing Agent for the benefit of holders of the respective Class 5 or Class 6 Claims; (ii) will be accounted for separately; and (iii) will not constitute property of the Reorganized Debtors. The Disbursing Agent will invest the Cash held in the Disputed Claims Reserve in a manner consistent with the Reorganized Debtors’ investment and deposit guidelines. From and after the Effective Date, the Cash portion of the Disputed Claims Reserve will earn interest at the same rate as if such Cash had been invested in either (A) money market funds consisting primarily of short-term U.S. Treasury securities or (B) obligations of, or guaranteed by, the United States of America or any agency thereof, at the option of the Debtors, and the New NRG Senior Notes will earn interest at their respective coupon rates, in either case, until the Disputed Claim becomes an Allowed Claim. The Disbursing Agent also will place in the Disputed Claims Reserve the Cash investment yield from such investment of Cash, and distributions on account of each Allowed Claim in Class 5 or Class 6 will include a Pro Rata Share of the Cash investment yield from such investment of Cash.

      Disputed Claim Recovery Limitation. In the event that amounts in the Disputed Claims Reserve are insufficient to satisfy Disputed Claims that have become allowed, the holders of such Allowed Claims may have recourse to the relevant Reorganized Debtor to satisfy such Allowed Claims provided that such recourse is limited such that no holder may recover a greater recovery on its Allowed Claim than it would have recovered if it had recovered its distribution from the Disputed Claims Reserve.

      Voting of Reserved Shares. Reserved Shares in the Disputed Claims Reserve will not be voted.

2.	Procedures For Resolving Disputed Claims

(a)	Prosecution of Objections to Claims

      Objections to Claims. Subject to Section 4.3 of the Plan, but in no event later than the Claims Objection Deadline, all objections to Claims must be filed and served on the holders of such Claims, and, if filed prior to the Effective Date, such objections will be served on the then-applicable service list in the Chapter 11 Case. If an objection has not been filed to a proof of Claim or a scheduled Claim by the Claims Objection Deadline, the Claim to which the proof of Claim or scheduled Claim relates will be treated as an Allowed Claim if such Claim has not been allowed earlier. An objection is deemed to have been timely filed as to all Tort Claims, thus making each such Claim a Disputed Claim as of the Claims Objection Deadline. Each such Tort Claim will remain a Disputed Claim until it becomes an Allowed Claim.

      Authority to Prosecute Objections. After the Effective Date, only the Reorganized Debtors or their successors will have the authority to settle, compromise, withdraw or litigate to judgment objections to Claims, including pursuant to any alternative dispute resolution or similar procedures previously or hereafter approved by the Bankruptcy Court. After the Effective Date, the Reorganized Debtors or their successors may settle or compromise any Disputed Claim without approval of the Bankruptcy Court.

     (b) Treatment of Disputed Claims

      Notwithstanding any other provisions of the Plan, no payments or distributions will be made on account of a Disputed Claim until such Claim becomes an Allowed Claim provided that if only a portion of a Claim is a Disputed Claim, distribution shall be made in respect of the portion of such Claim which is not a Disputed Claim. In lieu of distributions under the Plan to holders of Disputed Claims in Class 5 and Class 6 if allowed, the applicable Disputed Claims Reserve will be established on the Effective Date to hold property for the benefit of these Claim holders, as well as holders of Allowed Claims in Class 5 and Class 6. Reorganized NRG will fund each Disputed Claims Reserve with Reserved Cash, Reserved Shares and Reserved Notes as if such Disputed Claims were an Allowed Claim in the Face Amount unless the Claim has been estimated pursuant to Section 11.3 of the Plan.

     (c) Estimation of Claims

      Subject to Section 4.3 of the Plan, the Debtors or the Reorganized Debtors may, at any time and from time to time, request that the Bankruptcy Court estimate any Disputed Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtors, the Reorganized Debtors, or the Committee (as applicable) previously objected to such Claim, or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any Disputed Claim, that estimated amount will constitute either the Allowed amount of such Claim or a maximum limitation on such Claim against any party or entity, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors, the Reorganized Debtors, or the Committee may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the objection, estimation, settlement, and resolution procedures set forth in the Plan are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn, or resolved by any mechanism approved by the Bankruptcy Court.

     (d) Distributions on Account of Disputed Claims Once Allowed

      On each quarterly distribution date, the applicable Disbursing Agent will make all distributions on account of any Disputed Claim that has become an Allowed Claim during the preceding calendar quarter. Such distributions will be made pursuant to the provisions of the Plan governing the applicable Class.

     (e) Tax Requirements for Income Generated by Disputed Claims Reserve

      The recovery of holders of Allowed Claims in a division of Class 5 or Class 6 consists of the treatment set forth in the Plan and the post-Effective Date interest on the Cash portion of distributions in respect of such Claims, if any, at a rate determined by the Cash investment yield. Therefore, the Reorganized Debtors and the holders of Allowed Claims in Class 5 or Class 6 will treat Cash distributions of the Cash investment yield as interest for all income tax purposes, and the applicable Reorganized Debtor will cause such information returns to be issued to such holders consistent with this treatment as may be required by any Governmental Entity. The applicable Reorganized Debtor will include in its tax returns all items of income, deduction and credit of the particular Disputed Claims Reserve; provided, however, that no distribution will be made to the applicable Reorganized Debtor out of the Disputed Claims Reserves as a result of this inclusion. The applicable Disbursing Agent will pay, or cause to be paid, out of the funds held in the applicable Disputed Claims Reserve, any tax imposed on the Disputed Claims Reserve by any governmental unit with respect to income generated by the funds and New NRG Common Stock held in the Disputed Claims Reserve. The applicable Disbursing Agent will file or cause to be filed any tax or information return related to the applicable Disputed Claims Reserve that is required by any Governmental Entity.

C.     The Business of Reorganized NRG

      NRG is restructuring its operations to become a domestic based owner-operator of a fuel-diverse portfolio of electric generation facilities engaged in the sale of energy, capacity and related products. NRG is working toward this goal by selective divestiture of non-core assets, consolidation of management, reorganization and redirection of power marketing philosophy and activities and an overall financial restructuring that will improve liquidity and reduce debt. NRG does not anticipate any new significant acquisitions or construction, and instead will focus on operational performance and asset management. NRG has already made significant reductions in expenditures, business development activities and personnel. Power sales, fuel procurement and risk management will remain a key strategic element of NRG’s operations. NRG’s objective will be to optimize the fuel input and the energy output of its facilities within an appropriate risk and liquidity profile. Despite NRG’s focus on domestic electric generation, NRG will continue to hold international assets until it can optimize the divestiture of such assets.

D.     Liquidation of Non-Continuing Debtor Subsidiaries

      NRG FinCo, NRGenerating and NRG Capital will be liquidated as of the Effective Date, as set forth in Exhibit B hereto. All of the NRG FinCo Assets and NRG Capital Assets will be sold and the proceeds thereof paid to the holders of NRG FinCo Secured Revolver Secured Claims. All Claims of the NRG FinCo Lenders against the NRG FinCo Secured Revolver Other Collateral shall be treated in accordance with Section IX. I of the Term Sheet. Holders of NRG FinCo Secured Revolver Recourse Claims shall be entitled to an Allowed Class 5 Claim against NRG in the amount of such NRG FinCo Secured Revolver Recourse Claim in accordance with Section V.A. of the Term Sheet, pursuant to Section 4.9 of the Plan. Holders of NRG FinCo Secured Revolver Deficiency Claims shall be entitled to an Allowed Class 7 Claim in accordance with Section 4.11 of the Plan. Intercompany Claims between NRG and NRG FinCo will be terminated subject to the NRG FinCo Secured Revolver Recourse Claim being Allowed as contemplated by the Plan. As set forth in Exhibit B, NRGenerating has minimal assets, which shall be sold and distributed to the creditors of NRGenerating as of the Effective Date.

E.     Terms of New Securities and New Bank Debt to be Issued Pursuant to the Plan

     1.     New NRG Common Stock

      The New NRG Common Stock shall consist of 100,000,000 shares of new voting common stock of Reorganized NRG with par value of $0.01 per share. The By-laws and Certificate (as such terms are defined below) of Reorganized NRG authorizing the issuance of New NRG Common Stock shall be contained in the Plan Supplement.

     2.     New NRG Senior Notes

      The New NRG Senior Notes shall (i) be in an initial principal amount of $500,000,000.00; (ii) at the option of Reorganized NRG either (a) accrue interest commencing on the Effective Date payable semiannually in Cash at a rate of 10% per annum, or (b) accrue interest at a rate of 12% per annum payable in kind; provided, however, that any interest paid in kind shall be paid in Cash upon the earlier of the fifth anniversary of the Effective Date or the maturity date of the New NRG Senior Notes; and (iii) mature on the seventh anniversary of the Effective Date. The New NRG Senior Notes will be issued under the New NRG Senior Note Indenture. A form of the New NRG Senior Note Indenture shall be contained in the Plan Supplement.

     3.     Xcel Note

      The Xcel Note shall (a) be a non-amortizing promissory note issued by NRG to Xcel in an initial principal amount of $10 million, (b) accrue interest at a rate of 3% per annum, and (c) mature two and one-half (2.5) years after the Effective Date. A form of Xcel Note shall be contained in the Plan Supplement.

     4.     Exit Facility

      NRG will seek an exit facility on commercially reasonable terms to be used primarily as a letter of credit facility to replace the Cash that NRG is currently reserving to meet trading collateral needs. The Plan is in no way contingent on the ability of any Plan Debtor or Non-Plan Debtor to obtain an exit facility, nor would the failure to obtain an exit facility have any impact on the ability of the Plan Debtors to reorganize pursuant to the plan of reorganization set forth in the Plan. As set forth in Section VIII.C.4 above, the Projections do not account for an exit facility and management believes that the Debtors to this Plan will emerge with sufficient cash on hand plus cash generated from operations during the Projection Period to fund its working capital requirements.

F.	Continued Corporate Existence and Vesting of Assets in the Reorganized Debtors

      Except as otherwise provided in the Plan, after the Effective Date, each of the respective Reorganized Debtors shall continue to exist in accordance with the applicable laws in the respective jurisdictions in which they are organized and pursuant to their respective certificates of incorporation, articles of formation, by-laws or other governing document in effect prior to the Effective Date, except to the extent that such certificates of incorporation, articles of formation, or by-laws are amended under the Plan. In the event Class 6 rejects the Plan, PMI may be withdrawn from the Plan pursuant to Section 8.10 of the Plan, and may not be reorganized but rather could be liquidated. On and after the Effective Date, each of the Reorganized Debtors may operate their businesses and may use, acquire, and dispose of property and compromise or settle any claims without supervision of or approval by the Bankruptcy Court and free and clear of any restrictions of the Bankruptcy Code or the Bankruptcy Rules other than restrictions expressly imposed by the Plan or the Confirmation Order. Without limiting the foregoing, each of the Reorganized Debtors may pay the charges that it incurs on or after the Effective Date for professionals’ fees, disbursements, expenses or related support services without application to the Bankruptcy Court.

G.	Corporate Governance, Directors, Officers, and Corporate Action.

     1.     Description of New NRG Capital Stock and Registration Rights Agreement

     (a) General Matters

      Under the Amended and Restated Certificate of Incorporation to be adopted in connection with the restructuring described herein, the total amount of NRG’s authorized capital stock will consist of 500,000,000 shares of New NRG Common Stock and 10,000,000 shares of preferred stock (the “Serial Preferred Stock”). At the completion of the restructuring, NRG anticipates that there will be 100,000,000 shares of New NRG Common Stock and no shares of Serial Preferred Stock outstanding. The following summary of certain provisions of NRG’s capital stock describes certain provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, NRG’s Amended and Restated Certificate of Incorporation (the “Certificate”) and NRG’s Amended and Restated By-laws (the “By-laws”), copies of which included in the Plan Supplement.

      The Certificate and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of NRG’s Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of NRG unless such takeover or change in control is approved by its Board of Directors.

     (b) Common Stock

      The shares of New NRG Common Stock to be issued in connection with the restructuring will be validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any outstanding Serial Preferred Stock, the holders of outstanding shares of New NRG Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. NRG does not anticipate paying any dividends in the foreseeable future. The shares of New NRG Common Stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of NRG’s securities. Each outstanding share of New NRG Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

      NRG will apply to have the New NRG Common Stock approved for inclusion on the Nasdaq National Market.

     (c) Serial Preferred Stock

      NRG’s Board of Directors may, without further action by its stockholders, from time to time, direct the issuance of shares of Serial Preferred Stock in a series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Serial Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of New NRG Common Stock. Holders of shares of Serial Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of NRG before any payment is made to the holders of shares of New NRG Common Stock. Under certain circumstances, the issuance of shares of Serial Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of NRG’s securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of Directors then in office, the Board of Directors, without stockholder approval, may issue shares of Serial Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of New NRG Common Stock. There are no shares of Serial Preferred Stock outstanding, and NRG has no present intention to issue any shares of Serial Preferred Stock.

     (d) Certain Provisions of the Certificate of Incorporation and By-laws

      The Certificate provides for the Board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board will be elected each year. Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of NRG’s outstanding voting stock from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of NRG and could increase the likelihood that incumbent directors will retain their positions.

      The Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting, subject to the rights of holders of any Series Preferred Stock then outstanding. The Certificate and the By-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by the affirmative vote of the majority of the total number of Directors then in office, by the Chief Executive Officer of the Corporation or, if there is no Chief Executive Officer, by the most senior executive officer of the Corporation. Stockholders will not be permitted to call a special meeting or to require the Board of Directors to call a special meeting.

      The By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of NRG’s stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Secretary timely written notice, in proper form, of such stockholder’s intention to bring that business before the meeting. Although the By-laws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of NRG.

      The Certificate provides that the affirmative vote of holders of 66 2/3% of the total votes eligible to be cast in the election of Directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to certain provisions of the Certificate would enable a minority of NRG’s stockholders to exercise veto power over any such amendments.

     (e) Certain Provisions of Delaware Law

      Following the adoption of the Certificate, NRG will be subject to the “Business Combination” provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless:

•	the transaction is approved by the Board of Directors prior to the date the “interested stockholder” obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder,” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date the “business combination” is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

      A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock.

The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to NRG and, accordingly, may discourage attempts to acquire NRG.

     (f) Limitations on Liability and Indemnification of Officers and Directors

      The Certificate limits the liability of Directors of NRG arising from a breach of fiduciary duty owed to the Corporation or its stockholders to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Certificate provides that NRG will indemnify its Directors and officers to the fullest extent permitted by such law. The By-laws provide that the Corporation may indemnify persons other than Directors or officers (including employees and agents) when and as authorized by appropriate corporate action.

     (g) Registration Rights Agreement

      On or after the Effective Date, NRG will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with holders of record of at least 1.0% of New NRG Common Stock outstanding upon consummation of the Plan (each, a “Holder” and, collectively, the “Holders”). The following description summarizes the expected terms of the Registration Rights Agreement. As the final terms of the Registration Rights Agreement have not been agreed upon with the Creditors’ Committee, the final terms may differ from those set forth herein and, in certain cases, such differences may be significant. The Registration Rights Agreement will be filed in a Plan Supplement.

      At any time after the first anniversary of the Effective Date, holders of record who, together with their affiliates, own 10% or more of New NRG Common Stock then outstanding (“10% Holders”) may demand up to two underwritten offerings. Other Holders who collectively own 10% or more of New NRG Common Stock may demand one underwritten offering; provided, however, that at any time there ceases to be a 10% Holder and at least one of the 10% Holders’ demand offerings has not been consummated, other Holders who collectively own 10% or more of New NRG Common Stock shall acquire the right to request an additional demand offering. NRG will not be required to effect any demand registration within 180 days after the effective date of a prior demand registration. Further, NRG will not be obligated to file a registration statement pursuant to the Registration Rights Agreement and may suspend the use of any effective registration statement for up to 90 days per year in the event the Board of Directors believes such a registration would have an adverse effect on any proposal or plan by NRG to engage in a public offering, acquisition, merger or similar transaction.

      There are customary pro rata piggyback registration rights and “cutback” obligations in connection with demand registration requests initiated by Holders and public offerings initiated by NRG, as set forth in the Registration Rights Agreement. In addition, parties to the Registration Rights Agreement have agreed not to make any sale of their NRG common stock for a period beginning 10 days prior to the date on which a registration statement for an underwritten offering has become effective and continuing for a period of 180 days thereafter.

      In connection with all such registrations effected pursuant to the Registration Rights Agreement, NRG has agreed to indemnify Holders against liabilities arising out of a registration statement, including liabilities under the Securities Act. NRG’s obligations under the Registration Rights Agreement shall terminate on the fourth anniversary of the Effective Date; provided, however, that if on such date any Holder is a 10% Holder, then NRG’s obligations with respect to such 10% Holder shall terminate when such 10% Holder ceases to be the record owner of at least 10% of New NRG Common Stock then outstanding. A Holder may elect to “opt out” of the Registration Rights Agreement at any time upon written notice to NRG.

     2.     Certificates of Incorporation and By-Laws

      Effective on the Effective Date, NRG’s certificate of incorporation shall be amended to be an Amended and Restated Certificate of Incorporation, and the existing organizational documents of the other Reorganized Debtors shall be amended as necessary to satisfy the provisions of the Plan and the Bankruptcy Code. The NRG Amended and Restated Certificate of Incorporation shall, among other things, authorize the issuance of the New NRG Common Stock, where applicable, in amounts not less than the amounts necessary to permit the distributions required or contemplated by the Plan. After the Effective Date, the Reorganized Debtors may amend and restate their respective certificates of incorporation and by-laws as permitted by applicable law.

     3.     Directors and Officers of Reorganized NRG

      Subject to any requirement of the Bankruptcy Court approval pursuant to § 1129(a)(5) of the Bankruptcy Code, as of the Effective Date, the officers of Reorganized NRG shall be identified to the Court not less than 10 days prior to the Confirmation Hearing. On the Effective Date, the operation of the business of the Reorganized Debtors shall become the general responsibility of their respective boards of directors subject to, and in accordance with, their respective certificates of incorporation or other such organizational documents. The board of directors for Reorganized NRG shall initially consist of the post-reorganization CEO and ten (10) other individuals, of which, six (6) directors shall initially be designated by the members of the Noteholder Group serving on the Committee and four (4) directors shall initially be designated by the members of the Bank Group. Such directors shall be deemed elected or appointed, as the case may be, pursuant to the Confirmation Order but shall not take office and shall not be deemed to be elected or appointed until the Effective Date. Those directors and officers not continuing in office shall be deemed removed therefrom as of the Effective Date pursuant to the Confirmation Order. As the terms of the directors expire, the holders of the New NRG Common Stock shall be entitled to vote to fill vacancies in accordance with the Certificate and By-laws of Reorganized NRG. The Debtors have retained an executive search firm and are working with the executive search firm and the Committee to identify and retain a chief executive officer and other executive officers to serve as the senior management of the Reorganized Debtors.

      It is the position of the Debtors that the provision of the Plan allowing members of the Noteholder Group and Bank Group to designate directors to the board of Reorganized NRG does not violate § 1123(a)(4) of the Bankruptcy Code. The arrangement in no way alters the economic recovery of any member of that class or requires different consideration in exchange for a disproportionate recovery; nor does it not pertain to the treatment of the Noteholder Group or Bank Group as members of the class of unsecured creditors. Rather, the arrangement relates to the Noteholder Group’s and the Bank Group’s overall role in the Plan as a whole and results from settlement negotiations that are not merely allowed but encouraged under § 1123(a)(4). Certain parties have taken a contrary position.

     4.     Corporate Action

      On the Effective Date, the adoption of the Amended and Restated Certificates of Incorporation, the amended and restated by-laws, and any necessary certificates of designation or similar constituent documents, the selection of members of the board of directors and officers for Reorganized Debtors, and all other actions contemplated by the Plan shall be authorized and approved in all respects (subject to the applicable provisions of the Plan). All matters provided for in the Plan involving the corporate structure of the Reorganized Debtors, and any corporate action required by the Debtors or Reorganized Debtors in connection with the Plan, shall be deemed to have occurred and shall be in effect pursuant to applicable state law without any requirement of further action by the holders of the Equity Interests in the Debtors, where applicable, or members of the boards of directors of the Reorganized Debtors. On the Effective Date, the appropriate officers of the Reorganized Debtors and members of the boards of directors of the Reorganized Debtors are authorized to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of the Reorganized Debtors.

     5.     Compensation and Benefit Programs

      Subject to the Employee Matters Agreement to be included in the Plan Supplement and except or to the extent previously assumed or rejected by an order of the Bankruptcy Court, on or before the Confirmation Date, all employee compensation and benefit programs of the Debtors as amended or modified, including programs subject to sections 1114 and 1129(a)(13) of the Bankruptcy Code, entered into before or after the Commencement Date and not since terminated, shall be deemed to be, and shall be treated as though they are, executory contracts that are assumed except executory contracts or plans as have previously been rejected, are the subject of a motion to reject or have been specifically waived by the beneficiaries of any plans or contracts; provided, however, that the Debtors may pay all retiree benefits as described in section 1114 of the Bankruptcy Code.

      On the Effective Date, Reorganized NRG will adopt employment arrangements for its officers and executive employees, the general terms of which shall be set forth in the Plan Supplement. On the Effective Date, management and designated employees of reorganized NRG and the other Reorganized Debtors shall receive the benefits provided under such arrangements on the terms and conditions provided therein. At this time, the terms and conditions of a Management Incentive Plan have not been determined. The adoption and implementation of any Management Incentive Plan will be subject to the review and approval of the Board of Directors of the Reorganized Debtors.

X.

INTERCOMPANY RELATIONSHIPS AND PROPOSED TREATMENT OF
INTERCOMPANY CLAIMS UNDER THE PLAN

      Based upon certain tax considerations, at the Debtor’s option, all Intercompany Claims will be divided into two Classes, 8A and 8B. All Class 8A Claims will be cancelled, and holders of such Class 8A Claims shall receive no distribution on account of their Class 8A Claims. All Class 8B Claims shall be reinstated on the Effective Date. The Debtors are utilizing the Bankruptcy Code to eliminate Intercompany Claims in a manner it believes will not give rise to negative tax consequences.

XI.

MISCELLANEOUS PROVISIONS RELATED TO THE PLAN

      Certain additional miscellaneous information regarding the Plan and the Chapter 11 Case is set forth below.

A.     Effectuating Documents, Further Transactions and Corporation Action

      Each of the Debtors or the Reorganized Debtors, as appropriate, is authorized to execute, deliver, file or record such contracts, instruments, releases and other agreements or documents, including the Plan Documents, and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan and any securities issued pursuant to the Plan.

      Prior to, on or after the Effective Date (as appropriate), all matters provided for under the Plan that would otherwise require approval of the shareholders or directors of the Debtors or the Reorganized Debtors shall be deemed to have occurred and shall be in effect prior to, on or after the Effective Date (as appropriate) pursuant to the applicable general corporation or limited liability company laws without any requirement of further action by the shareholders, directors or other constituency of the Debtors or the Reorganized Debtors.

B.     Payment of Statutory Fees

      All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid on or before the Effective Date.

C.     Modification of the Plan and Plan Supplement

      The Debtors may alter, amend or modify the Plan under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Hearing, with the written consent of the Committee, the Global Steering Committee and Xcel. The Debtors may alter, amend or modify any Exhibits to the Plan under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Hearing, with the written consent of the Committee, the Global Steering Committee and Xcel. After the Confirmation Date, and prior to substantial consummation of the Plan with respect to any Debtor as defined in section 1102 of the Bankruptcy Code, any Debtor may, with the written consent of the Committee, the Global Steering Committee and Xcel,

under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, and such matters as may be necessary to carry out the purposes and effects of the Plan. A holder of a Claim that has accepted the Plan shall be deemed to have accepted the Plan as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim of such holder.

      Modification of or amendments or supplements to the Plan Supplement may be filed with the Bankruptcy Court no later than ten days before the Confirmation Hearing. Any such modification, amendment or supplement shall be considered a modification of the Plan and shall be made in accordance with Section 15.8 of the Plan. Upon its filing, the Plan Supplement may be inspected in the office of the clerk of the Bankruptcy Court or its designee during normal business hours. Holders of Claims and Equity Interests may obtain a copy of the Plan Supplement by contacting Kurtzman Carson Consultants LLC by phone at (310) 823-9000 or (866) 381-9100, ext. 609 (toll free), or on the internet at www.kccllc.net/ nrg. The documents contained in the Plan Supplement are an integral part of the Plan and shall be approved by the Bankruptcy Court pursuant to the Confirmation Order.

D.     Severability

      At any time prior to the Confirmation Date, the Debtors reserve the right to remove PMI from the Plan and proceed with confirmation of the Plan as amended.

E.     Revocation of Plan

      The Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtors revoke or withdraw the Plan prior to the Confirmation Date, then the Plan shall be deemed null and void. In such event, nothing contained herein shall constitute or be deemed a waiver or release of any claims by or against the Debtors or any other Person or Governmental Entity or to prejudice in any manner the rights of the Debtors or any Person or Governmental Entity in any further proceedings involving the Debtors.

F.     Successors and Assigns

      The rights, benefits and obligations of any Person named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign of such Person.

G.     Reservation of Rights

      Except as expressly set forth in the Plan, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the filing of the Plan, any statement or provision contained in the Plan, or the taking of any action by any Debtor with respect to the Plan, the Disclosure Statement or Plan Supplement, if any, shall be deemed to be an admission or waiver of any rights of Debtor with respect to the holders of Claims or Equity Interests prior to the Effective Date.

H.     Section 1145 Exemption

      Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under section 5 of the Securities Act and state laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan; (ii) the recipients of the securities must hold claims against or interests in the debtor; and (iii) the securities must be issued in exchange (or principally in exchange) for the recipient’s claims against or interests in the debtor. The Debtors believe that the offer and sale of the New NRG Common Stock and New NRG Senior Notes under the Plan satisfy the requirements of section 1145(a)(1) of the Bankruptcy Code and are, therefore, exempt from registration under the Securities Act and state securities laws.

      To the extent that the New NRG Common Stock and New NRG Senior Notes are issued under the Plan and are covered by section 1145(a)(1) of the Bankruptcy Code, they may be freely resold by the holders thereof without registration unless, as more fully described below, the holder is an “underwriter” with respect to such securities. Generally, section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who: (i) purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if such purchase is with a view to distributing any security received in exchange for such a claim or interest; (ii) offers to sell securities offered under a plan for the holders of such securities; (iii) offers to buy such securities from the holders of such securities, if the offer to buy is: (A) with a view to distributing such securities; and (B) under an agreement made in connection with the plan, the consummation of the plan, or with the offer or sale of securities under the plan; or (iv) is an “issuer” with respect to the securities, as the term “issuer” is defined in section 2(a)(11) of the Securities Act.

      Under section 2(a)(11) of the Securities Act, an “issuer” includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control of the issuer. To the extent that Persons who receive New NRG Common Stock or New NRG Senior Notes pursuant to the Plan are deemed to be “underwriters” as defined in section 1145(b) of the Bankruptcy Code, resales by such Persons would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Such Persons would, however, be permitted to sell such New NRG Common Stock, New NRG Senior Notes or other securities without registration if they are able to comply with the provisions of Rule 144 under the Securities Act or otherwise sell in a private placement. These rules permit the public sale of securities received by such Person if current information regarding the issuer is publicly available and if volume limitations and certain other conditions are met. Any person who is an “underwriter” but not an “issuer” with respect to an issue of securities is, however, entitled to engage in exempt “ordinary trading transactions” within the meaning of section 1145(b) of the Bankruptcy Code.

      Whether or not any particular person would be deemed to be an “underwriter” with respect to the New NRG Common Stock and/ or New NRG Senior Notes to be issued pursuant to the Plan would depend upon various facts and circumstances applicable to that person. Accordingly, the Debtors express no view as to whether any particular Person receiving New NRG Common Stock and/ or New NRG Senior Notes under the Plan would be an “underwriter” with respect to such New NRG Common Stock or New NRG Senior Notes.

      Given the complex and subjective nature of the question of whether a particular holder may be an underwriter, the Debtors make no representation concerning the right of any Person to trade in the New NRG Common Stock or New NRG Senior Notes. The Debtors recommend that potential recipients of the New NRG Common Stock and New NRG Senior Notes consult their own counsel concerning whether they may freely trade New NRG Common Stock and/or New NRG Senior Notes in compliance with the Securities Act, the Exchange Act or similar state and federal laws.

I.     Section 1146 Exemption

      Pursuant to section 1146(c) of the Bankruptcy Code, under the Plan, (i) the issuance, distribution, transfer or exchange of any debt, equity security or other Interest in the Debtors or Reorganized Debtors; (ii) the creation, modification, consolidation or recording of any mortgage, deed of trust, or other security interest, or the securing of additional indebtedness by such or other means; (iii) the making, assignment or recording of any lease or sublease; or (iv) the making, delivery or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan shall not be subject to any document recording tax, mortgage recording tax, stamp tax or similar government assessment, and the appropriate state or local government official or agent shall be directed by the Bankruptcy Court to forego the collection of any such tax or government assessment and to accept for filing and recording any of the foregoing instruments or other documents without the payment of any such tax or government assessment.

      All subsequent issuances, transfers or exchanges of securities, or the making or delivery of any instrument of transfer by the Debtors in the Chapter 11 Case, whether in connection with a sale under section 363 of the Bankruptcy Code or otherwise, shall be deemed to be or have been done in furtherance of the Plan.

J.     Further Assurances

      The Debtors, the Reorganized Debtors and all holders of Claims receiving distributions under the Plan and all other parties in interest may be required to, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan, in accordance with the provisions of the Plan.

K.     Service of Documents

      Any pleading, notice or other document required by the Plan to be served on or delivered to the Debtors or the Reorganized Debtors shall be sent by first class U.S. mail, postage prepaid to:

NRG Energy, Inc.
901 Marquette Avenue
Minneapolis, Minnesota 55402
Attn: General Counsel

with copies to:

Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, New York 10022-4675

Attn:	Matthew A. Cantor

Robert G. Burns

L.     Transactions on Business Days

      If the date on which a transaction may occur under the Plan shall occur on a day that is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day.

M.     Filing of Additional Documents

      On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

N.     Term of Injunctions or Stays

      Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Case under sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.

XII.

ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

      The Debtors believe that the Plan affords holders of Claims and Equity Interests the greatest opportunity for realization on the Debtors’ assets and, therefore, is in the best interests of such holders. If the Plan is not confirmed, however, the theoretical alternatives include: (A) liquidation of the Debtors under chapter 7 of the

Bankruptcy Code or (B) alternative plans of reorganization or liquidation under chapter 11 of the Bankruptcy Code.

A.     Liquidation Under Chapter 7

      As noted in Section VIII.C.2 above, the Debtors believe that under the Plan each holder of Impaired Claims and Equity Interests will receive property of a value not less than the value such holder would receive in a liquidation of the Debtors under chapter 7 of the Bankruptcy Code. The Debtors’ belief is based primarily upon extensive consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to holders of Claims and Interests, including, but not limited to (1) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a chapter 7 trustee and professional advisors to the trustee, including investment bankers, (2) the erosion in value of assets in a chapter 7 case in the context of the rapid liquidation required under chapter 7 and the “forced sale” atmosphere that would prevail, (3) the adverse effects of the Debtors’ businesses as a result of the likely departure of key employees, and (4) the reduction of value associated with a chapter 7 trustee’s operation of the Debtors’ businesses. The Debtors’ belief is also based upon the Liquidation Analysis (annexed to this Disclosure Statement as Exhibit B). The Liquidation Analysis does not reflect the likely delay in distributions to holders of Claims and Interests in a liquidation scenario, which if considered, would only further reduce the present value of any liquidation proceeds. The Liquidation Analysis set forth in Exhibit B hereto supercedes in its entirety the Liquidation Analyses contained in prior versions of the Disclosure Statement.

      The Debtors believe that any liquidation analysis is speculative as such an analysis is necessarily premised upon assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which would be beyond the control of the Debtors. Thus, there can be no assurance as to values that would actually be realized in a chapter 7 liquidation, nor can there be any assurance that a bankruptcy court would accept the Debtors’ conclusions or concur with such assumptions in making its determinations under section 1129(a)(7) of the Bankruptcy Code.

      For example, the Liquidation Analysis necessarily contains an estimate of the amount of Claims that will ultimately become Allowed Claims. This estimate is based solely upon a review of the Debtors’ books and records and the Debtors’ estimates as to additional Claims that might be filed in the Chapter 11 Case or that would arise in the event of a conversion of the case from chapter 11 to chapter 7. No order or finding has been entered by the Bankruptcy Court estimating or otherwise fixing the amount of Claims at the projected amounts of Allowed Claims set forth in the Liquidation Analysis. The estimate of the amount of Allowed Claims set forth in the Liquidation Analysis should not be relied upon for any other purpose, including, without limitation, any determination of the value of any distribution to be made on account of Allowed Claims and Interests under the Plan. The annexed Liquidation Analysis is provided solely to disclose to holders the effects or a hypothetical chapter 7 liquidation of the Debtors, subject to the assumptions set forth therein.

      To the extent that confirmation of the Plan requires the establishment of amounts for the chapter 7 liquidation value of the Debtors, funds available to pay Claims and the reorganization value of the Debtors, the Bankruptcy Court will determine those amounts at the Confirmation Hearing.

B.     Alternative Plan to Reorganization or Liquidation

      The Debtors may be liquidated pursuant to the provisions of a chapter 11 liquidating plan. In liquidations under chapter 11, the Debtors’ assets could be sold in an orderly fashion over a more extended period of time than in liquidations under chapter 7. Thus, a chapter 11 liquidation might result in larger recoveries than in a chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Because a trustee is not required in a chapter 11 case, expenses for professional fees could be lower than in a chapter 7 case, in which a trustee must be appointed. Any distribution to the holders of Claims and Equity Interests under a chapter 11 liquidation plan probably would be delayed substantially. Thus, the Debtors believe that chapter 11 liquidation would not produce distributions as favorable as those under the Plan.

XIII.

PROJECTED FINANCIAL INFORMATION

      NRG has prepared the consolidated projected operating and financial results (the “Projections”) for the five years ending December 31, 2008, which are attached to this Disclosure Statement as Exhibit C. The projections provide both summary NRG and consolidated financial statements for 2001 and 2002, as well as projected consolidated financial statements for Reorganized NRG for 2003 and for the five years after emergence beginning January 1, 2004 (the “Projection Period”).

      THE FINANCIAL PROJECTIONS DISCUSSED HEREIN AND ATTACHED TO THIS DISCLOSURE STATEMENT AS EXHIBIT C CONTAIN CERTAIN STATEMENTS THAT ARE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF ASSUMPTIONS, RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF NRG, INCLUDING THE IMPLEMENTATION OF THE PLAN, THE CONTINUING AVAILABILITY OF SUFFICIENT BORROWING CAPACITY OR OTHER FINANCING TO FUND OPERATIONS, ACHIEVING OPERATING EFFICIENCIES, MAINTAINING GOOD EMPLOYEE RELATIONS, EXISTING AND FUTURE GOVERNMENTAL REGULATIONS AND ACTIONS OF GOVERNMENTAL BODIES, NATURAL DISASTERS, ACTS OF TERRORISM OR WAR, INDUSTRY-SPECIFIC RISK FACTORS (AS DETAILED BELOW) AND OTHER MARKET AND COMPETITIVE CONDITIONS. HOLDERS OF CLAIMS ARE CAUTIONED THAT THE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE DATE MADE AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS, AND NRG UNDERTAKES NO OBLIGATION TO UPDATE ANY SUCH STATEMENTS. (SEE “ARTICLE XIV, RISK FACTORS.”)

      THE PROJECTIONS ATTACHED TO THIS DISCLOSURE STATEMENT AS EXHIBIT C WERE NOT PREPARED TO COMPLY WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE RULES AND REGULATIONS OF THE SEC. NRG’S INDEPENDENT ACCOUNTANTS HAVE NEITHER EXAMINED NOR COMPILED THE ACCOMPANYING PROJECTIONS AND ACCORDINGLY DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THE PROJECTIONS, ASSUME NO RESPONSIBILITY FOR THE PROJECTIONS AND DISCLAIM ANY ASSOCIATION WITH THE PROJECTIONS. EXCEPT FOR PURPOSES OF THIS DISCLOSURE STATEMENT, NRG DOES NOT PUBLISH PROJECTIONS OF ITS ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS. NRG AND REORGANIZED NRG ARE NOT OBLIGATED TO, BUT MAY, UPDATE OR OTHERWISE REVISE THESE PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE OF THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THE PROJECTIONS SET FORTH IN EXHIBIT C HERETO SUPERCEDE IN THEIR ENTIRETY THE PROJECTIONS CONTAINED IN OR IN EXHIBITS TO PRIOR VERSIONS OF THE DISCLOSURE STATEMENT.

      NRG BELIEVES THAT THE PROJECTIONS ARE BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE REASONABLE. THE ESTIMATES AND ASSUMPTIONS MAY NOT BE REALIZED, HOWEVER, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND NRG’S CONTROL. NO REPRESENTATIONS CAN BE OR ARE MADE AS TO WHETHER THE ACTUAL RESULTS WILL BE WITHIN THE RANGE SET FORTH IN THE PROJECTIONS. THEREFORE, ALTHOUGH THE PROJECTIONS ARE NECESSARILY PRESENTED WITH NUMERICAL SPECIFICITY, THE ACTUAL RESULTS OF OPERATIONS ACHIEVED DURING THE PROJECTION PERIOD WILL VARY FROM PROJECTED RESULTS. THESE VARIATIONS MAY BE MATERIAL. ACCORDINGLY, NO REPRESENTATION CAN BE OR IS BEING MADE WITH RESPECT TO THE ACCURACY OF THE PROJECTIONS OR THE

ABILITY OF THE REORGANIZED NRG TO ACHIEVE THE PROJECTIONS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE, AND EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED, OR MAY BE UNANTICIPATED, AND THEREFORE MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTEE OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. IN DECIDING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, HOLDERS OF CLAIMS MUST MAKE THEIR OWN DETERMINATIONS AS TO THE REASONABLENESS OF SUCH ASSUMPTIONS AND THE RELIABILITY OF THE PROJECTIONS. SEE THE FOLLOWING ARTICLE XIV, “RISK FACTORS.”

      The Projections should be read in conjunction with the assumptions, qualifications and explanations set forth in Exhibit C and the historical consolidated financial statements, including the notes and schedules thereto, incorporated herein by reference to NRG’s Annual Report on Form 10-K for the year ended December 31, 2002 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

      The Projections set forth in Exhibit C have been prepared based on analyses done as of May 1, 2003 and based on the assumption that the Effective Date is December 31, 2003. Although the Debtors presently intend to seek to cause the Effective Date to occur as soon as practicable but not later than December 15, 2003, there can be no assurance as to when the Effective Date will actually occur. The balance sheet adjustments set forth in Exhibit C in the column captioned “Forecast Reorganization Entries” reflect the assumed effect of Confirmation and the consummation of the transactions contemplated by the Plan, including the settlement of various liabilities and securities issuances, incurrence of new indebtedness and cash payments as more thoroughly described in Exhibit C.

      The Projections are based on, and assume, the successful implementation of Reorganized NRG’s business plan.

Principal Assumptions for the Projections

     Income Statement

•	Projects Included

•	Domestic — Batesville, Kendall, Louisiana Generating, the Mid-Atlantic projects, the Northeast Generating projects, the Peaker Financing projects, the Resource Recovery Projects, Rocky Road, the Thermal projects, and West Coast Power

•	International — Enfield, Flinders, Gladstone, Intiquira, Mibrag, and Schkopau

•	Revenues from Wholly owned Operations

•	The revenues were derived through an independent due diligence analysis by ICF Consulting of NRG’s portfolio of power plants. The forecasts were made for the time period 2003 to 2012. ICF Consulting prepared an independent assessment of the forward power prices in each of the relevant markets for the portfolio of assets and reviewed NRG’s assessment of dispatch and revenues associated with ICF Consulting’s forward price forecast.

•	ICF Consulting worked with NRG to prepare the portfolio gross margin assessment. ICF Consulting provided to NRG forward price forecasts for spot wholesale power, spot fuel prices, and spot allowance prices (SO2 and NOx) based on a fundamental analysis of competitive supply and demand conditions. The only exception was 2003 where NRG used forward prices for power and fuel based on current market conditions. NRG then applied hourly price profiles to ICF Consulting’s monthly price projections to determine dispatch and revenues of each of the specific units in the portfolio. NRG also estimated revenues and gross margins based on current contracts, estimated out-of-merit/ RMR sales, and emission allowance allocations.

•	The cost of energy is the variable fuel costs related to generating the electricity, which takes into consideration the forward market curve. The energy costs vary among the power plants due to different fuel sources and level of efficiency.

•	Operating & Maintenance

•	Repair and Maintenance costs were developed on an individual plant level in light of the facility’s age, past maintenance requirements, and scheduled maintenance requirements.

•	Other operating costs, such as labor, consultants, insurance, operator fees, were all based on a two year projection. The years 2005 and beyond were based on the 2004 projection in real USD, escalated by a 2.5% annual escalation rate with 2003 as the inflationary base year.

•	Depreciation & Amortization was based on capital expenditure projections, and historical book values and estimated remaining life projections.

•	Property & Other Taxes were based on historical tax rates.

•	Equity in Earnings of Unconsolidated Affiliates takes into consideration NRG’s forecast equity in net income for those investments in affiliates where the ownership structure prevents NRG from exercising a controlling influence over operating and financial policies of the projects. Net income forecasts for each project are based upon a combination of historical results, regional market forecasts of revenues of expenses, and project-specific contractual arrangements. Projects included in this category include Enfield, Gladstone, Mibrag, Rocky Road, and West Coast Power.

•	FAS 133 Revenue projections were not included in Projections due to their complexity, subjectivity, and relative immateriality.

•	General and Administrative include both general and administrative costs of the projects and NRG’s corporate headquarters. Year 2003 forecast is based on year 2002 actual costs after giving consideration to cost containment initiatives. An inflationary increase of 2.5% per year is assumed thereafter.

•	Reorganization Costs assume the current rate of $5.6 million per month continue until the Effective Date as described above. Rate is reduced to $1.0 million per month for all of 2004 and eliminated thereafter due to the reduced need for restructuring advisory services.

•	Interest Expense assumes the existing project debt bears interest as described in the applicable financing documents. Debt with variable rates are based upon future spot rates implied by the appropriate yield curve. The New NRG Senior Notes bear interest at 10% per annum during the entire Projection Period and Xcel Notes bear interest at 3.0% per annum for 2.5 years.

•	Income Tax Expense includes book tax expenses relating to appropriate foreign, domestic, and state taxing authorities. A 35% U.S. federal statutory rate is assumed. After taking into consideration various state taxes, the effective tax rate for domestic projects is assumed to be 38.9%. International taxes take into consideration the relevant tax law of the governing country. Taxes for investments using the equity method are not included as they are already assumed paid in the Equity in Earnings of Unconsolidated Affiliates section. The Projections assume that no amount of the Reorganized NRG’s NOL carry forwards are used during the Projection Period.

     Cash Flow Statement

•	Working Capital needs are assumed to be directly correlated with increases in revenues. For every $1 increase (decrease) in revenue, working capital needs are assumed to increase (decrease) by $0.05.

•	Asset Sales

•	Approximately $157 million are forecast as part of Cash from investing in year 2003 from the sale of various non-core assets

•	Although NRG may continue to divest assets during the Projection Period, no proceeds from asset sales are assumed after 2003.

•	Project Financings

•	All existing project financings were modeled using the current interest rate, amortization schedule and other principal debt terms including distribution restrictions related to debt service coverage ratios. Debt service reserves were assumed to be fully funded from project cash flow prior to any distributions from the projects. Debt service reserves were also utilized to meet any cash flow shortfalls for debt service or operating purposes before any equity infusions from NRG were needed. Any cash shortfalls beyond cash available at the project level were met with equity infusions from NRG.

•	Refinancing assumptions were consistent with the anticipated state of the project finance market and were used for Mid-Atlantic and Kendall projects which required refinancing as part of the original financing structure. Refinancing for Mid-Atlantic was sized on the basis of a fully merchant portfolio targeting an average debt service coverage ratio of over 3.50. Given that three out of four Kendall units are under long-term contracts for 100% of their output, an average debt service coverage ratios for its refinancing were targeted at a lower level of 2.20.

     Exit Facility

      As set forth in Section VIII.C.4 above, the Projections do not account for, and the feasibility of the Plan does not depend on, an exit facility and management believes that the Debtors to this Plan will emerge with sufficient cash on hand plus cash generated from operations during the Projection Period to fund its working capital requirements.

     Balance Sheet

      Fresh Start Accounting. The American Institute of Certified Public Accountants has issued a Statement of Position on Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (the “Reorganization SOP”). The Projections have been prepared in accordance with the Fresh-Start reporting principles set forth in the Reorganization SOP, giving effect thereto as of December 31, 2003, subject to the significant simplifying assumptions noted below. The principal effects of the application of these Fresh-Start reporting principles are summarized below:

      Application of the Reorganization SOP will require (a) a detailed valuation of all of Reorganized NRG’s identifiable assets as of the Effective Date, including working capital assets, fixed assets and identifiable intangible assets such as third-party contracts, and revaluation of each of these assets at their fair values, and (b) a detailed revaluation of its remaining post-implementation liabilities at their fair values. Reorganization goodwill will then be calculated as the excess of the total reorganization enterprise value at the Effective Date over the resulting net assets.

      For the purposes of the Projections, it has been assumed that the reorganization value of Reorganized NRG’s liabilities and equity is approximately $6.5 billion, which is estimated to be $2.6 billion less than the estimated fair value of Reorganized NRG’s net assets. In the Projections this has been reflected as deducted from plant, property and equipment.

      The foregoing assumptions and resulting computations were made solely for purposes of preparing the Projections. Reorganized NRG will be required to determine the amount by which its reorganization enterprise value as of the Effective Date exceeds, or is less than, the fair value of its net assets as of the Effective Date. Such determination will be based upon the fair values as of that time, which could be materially higher or lower than the values assumed in the foregoing computations and may be based on, among other things, a different methodology with respect to the valuation of Reorganized NRG’s reorganization enterprise value. In all events, such valuation, as well as the determination of the fair value of Reorganized NRG assets and the determination of its actual liabilities, will be made as of the Effective Date, and the changes between the amounts of any or all of the foregoing items as assumed in the Projections and the actual amounts thereof as of the Effective Date may be material.

XIV.

RISK FACTORS

HOLDERS OF CLAIMS AND EQUITY INTERESTS SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH, REFERRED TO OR INCORPORATED BY REFERENCE HEREIN, PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE COMPANY, THE PLAN AND ITS IMPLEMENTATION.

A.     Certain Bankruptcy Considerations

The Bankruptcy Filing May Further Disrupt Our Operations and the Operations of Our Subsidiaries.

      The impact that the Chapter 11 Case may have on our operations and the operations of our subsidiaries cannot be accurately predicted or quantified. The continuation of the Chapter 11 Case, particularly if the Plan is not approved or confirmed in the time frame currently contemplated, could further adversely affect our operations and relationship with our customers, suppliers, employees, regulators, distributors and agents. If confirmation and consummation of the Plan do not occur expeditiously, the Chapter 11 Case could result in, among other things, increased costs for professional fees and similar expenses. In addition, a prolonged Chapter 11 Case may make it more difficult to retain and attract management and other key personnel and would require senior management to spend a significant amount of time and effort dealing with our financial reorganization instead of focusing on the operation of our business.

We May Not Be Able to Obtain Confirmation of the Plan.

      We cannot assure you that we will receive the requisite acceptances to confirm the Plan. Even if we receive the requisite acceptances, we cannot assure you that the Bankruptcy Court will confirm the Plan. A non-accepting creditor or equity holder might challenge the adequacy of this Disclosure Statement or the balloting procedures and results as not being in compliance with the Bankruptcy Code or Bankruptcy Rules. Even if the Bankruptcy Court determined that the Disclosure Statement and the balloting procedures and results were appropriate, the Bankruptcy Court could still decline to confirm the Plan if it found that any of the statutory requirements for confirmation had not been met, including that the terms of the Plan are fair and equitable to non-accepting Classes. Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation and requires, among other things, a finding by the Bankruptcy Court that (i) the Plan “does not unfairly discriminate” and is “fair and equitable” with respect to any non-accepting Classes, (ii) confirmation of the Plan is not likely to be followed by a liquidation or a need for further financial reorganization and (iii) the value of distributions to non-accepting holders of Claims Equity and Interests within a particular Class under the Plan will not be less than the value of distributions such holders would receive if NRG were liquidated under chapter 7 of the Bankruptcy Code. While there can be no assurance that these requirements will be met, we believe that the Plan will not be followed by a need for further financial reorganization and that non-accepting holders within each Class under the Plan will receive distributions at least as great as would be received following a liquidation under chapter 7 of the Bankruptcy Code when taking into consideration all administrative claims and costs associated with any such chapter 7 case. We believe that holders of Equity Interests in NRG would receive no distribution under either chapter 11 or a liquidation pursuant to chapter 7.

      The confirmation and consummation of the Plan are also subject to certain conditions described in Section VI.G above. If the Plan is not confirmed, it is unclear whether a restructuring of NRG could be implemented and what distributions holders of Claims or Equity Interests ultimately would receive with respect to their Claims or Equity Interests. If an alternative reorganization could not be agreed to, it is possible that we would have to liquidate our assets, in which case it is likely that holders of Claims and Equity Interests would receive substantially less favorable treatment than they would receive under the Plan.

Our Valuation of Reorganized NRG May Not Be Adopted by the Bankruptcy Court.

      The Debtors believe based on, among other things, the valuation included herein, that the approximate midpoint equity value of New NRG is $2,404 million. This is significantly less than the value that would be required to provide a recovery to the holders of Allowed Claims in Classes 5 and 6. The holders of Allowed Claims in Classes 5 and 6, among others, may oppose confirmation of the Plan alleging that value of New NRG is higher than $2,404 million and that the Plan thereby improperly extinguishes their rights to recoveries under the Plan. At the Confirmation Hearing, the Bankruptcy Court will hear evidence regarding the views of the Debtors and opposing parties (if any) with respect to the valuation of New NRG. Based on that evidence, the Bankruptcy Court will determine the appropriate valuation for New NRG for purposes of the Plan. The Debtors believe that $2,404 million is the appropriate valuation. We cannot, however, assure you that the Bankruptcy Court will adopt our valuation of New NRG.

NRG’s Ability to Make Cash Distributions May Be Limited.

      The Cash available for distribution is dependent on, among other things, achieving a certain amount of asset dispositions as well as distributions and payments from NRG’s projects and subsidiaries. NRG’s ability to make Cash distributions is also dependent on the Xcel Settlement.

Recovery for General Unsecured Claims Against NRG May Be Diluted.

      Under the Plan, the Debtors propose to distribute all or substantially all of the New NRG Common Stock to holders of Classes 5 and 6. Disputed litigation claims, however, may materially impact the amount of General Unsecured Claims against NRG. In addition, there may be other Claims asserted by unknown parties. If such Claims are Allowed, they will dilute the percentage of shares distributed to holders of Classes 5 and 6.

      To date, the Debtors have received over 1,243 proofs of claim. The face value of the Claims filed as General Unsecured Claims are approximately $2,058 million with respect to NRG and approximately $59 million with respect to PMI. The Bar Date for all creditors to file Claims against the Plan Debtors was July 14, 2003. The Debtors are reviewing and assessing these Claims, many of which appear to be duplicates, filed against the wrong entities, and/or claims of shareholders that may be subordinated under section 510(b) of the Bankruptcy Code. The Debtors will file appropriate objections in due course and attempt to reduce the total amount of General Unsecured Claims but there can be no assurance that the Debtors will be able to do so, particularly in light of the amount of the Claims asserted to date.

Parties in Interest May Object to Our Classification of Claims.

      Section 1122 of the Bankruptcy Code provides that a plan of reorganization may place a class or an interest in a particular class only if such claim or interest is substantially similar to the other claims or interests in such class. We believe that the classification of claims and interests under the Plan complies with the requirements set forth in the Bankruptcy Code. However, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

We May Object to the Amount or Classification of a Claim.

      We reserve the right to object to the amount or classification of any Claim or Equity Interest. The estimates set forth in this Disclosure Statement cannot be relied on by any creditor or Equity Interest holder whose Claim or Equity Interest is subject to an objection. Any such holder of a Claim or Equity Interest may not receive its specified share of the estimated distributions described in this Disclosure Statement.

We May Not Be Able to Liquidate PMI

      In the event that NRG Marketing does not receive FERC approval for its application or otherwise cannot provide the fuel supply, power marketing and other services to NRG’s generating facilities, NRG may be unable to liquidate PMI, the generating facilities may need to procure their own fuel, market their own power and engage in other related activities, or a third party would need to provide those services.

B.     Factors Affecting the Value of the Securities to Be Issued Under the Plan

We May Not Be Able to Achieve Our Projected Financial Results.

      We may not be able to meet our projected financial results or achieve the revenue or cash flow that we have assumed in projecting our future business prospects. If we do not achieve these projected revenue or cash flow levels, we may lack sufficient liquidity to continue operating as planned after the Effective Date. The Projections represent management’s views based on currently known facts and hypothetical assumptions about our future operations. However, the Projections set forth on Exhibit C attached hereto do not guarantee our future financial performance.

A Liquid Trading Market for the New NRG Common Stock May Not Develop.

      Although NRG intends to apply to list the New NRG Common Stock on NASDAQ, we cannot assure you that we will be able to obtain these listings or, even if we do, that liquid trading markets for the New NRG Common Stock will develop. The liquidity of any market for the New NRG Common Stock will depend, among other things, upon the number of holders of New NRG Common Stock, our financial performance, and the market for similar securities, none of which can be determined or predicted. Therefore, we cannot assure you that an active trading market will develop or, if a market develops, what the liquidity or pricing characteristics of that market will be.

The Trading Price for the New NRG Common Stock May Be Depressed Following the Effective Date.

      Assuming confirmation of the Plan, the New NRG Common Stock will be issued substantially simultaneously to holders of Claims and Equity Interests who had originally purchased other securities of NRG or who purchased such securities before the need for the financial restructuring of NRG became manifest. Following the Effective Date, such holders may seek to dispose of the New NRG Common Stock in an effort to obtain liquidity, which could cause the initial trading prices for these securities to be depressed, particularly in light of the lack of established trading markets for these securities.

The Estimated Valuation of Reorganized NRG and the New NRG Common Stock, and the Estimated Recoveries to Holders of Claims and Equity Interests, Is Not Intended to Represent the Trading Values of the New NRG Common Stock.

      The estimated valuation of NRG set forth in Section VIII.D above is based on certain generally accepted valuation analyses and is not intended to represent the trading values of Reorganized NRG’s securities in public or private markets. This valuation analysis is based on numerous assumptions (the realization of many of which is beyond our control), including, among other things, our successful reorganization, an assumed effective date of December 31, 2003, our ability to achieve the operating and financial results included in the Projections, our ability to maintain adequate liquidity to fund operations and the assumption that capital and equity markets remain consistent with current conditions. Even if we achieve the Projections, the trading market values for the New NRG Common Stock could be adversely impacted by the lack of trading liquidity for these securities, the lack of institutional research coverage and concentrated selling by recipients of these securities.

Certain Holders of New NRG Common Stock May Hold Substantial Interests in Reorganized NRG, Including Interests in Excess of 5% .

      During the pendency of the Chapter 11 Case, there is no limitation on the trading of Claims. Accordingly, upon consummation of the Plan, certain holders of Claims are likely to receive distributions of New NRG Common Stock representing a substantial amount of the outstanding shares of New NRG Common Stock. If holders of significant numbers of shares of New NRG Common Stock were to act as a group, such holders could be in a position to control the outcome of actions requiring stockholder approval, including, among other things, election of directors. This concentration of ownership could also facilitate or hinder a negotiated change of control of NRG and, consequently, impact the value of the New NRG Common Stock.

      Further, the possibility that one or more holders of significant numbers of shares of New NRG Common Stock may determine to sell all or a large portion of their shares of New NRG Common Stock in a short period of time may adversely affect the market price of the New NRG Common Stock.

      If an entity owning other energy assets were to acquire a significant stake in New NRG Common Stock, such other energy assets could be attributable to NRG for the purposes of FERC’s regulation of NRG. Such an attribution could affect subsequent acquisitions by NRG and the scope of any restrictions on authority to sell energy at market based rates.

      If a registered public utility holding company under PUHCA were to acquire more than 5% of New NRG Common Stock, NRG would become affiliated with, or a subsidiary of, such registered holding company. In such a case, the relationship between NRG and the 5% holding could be subject to regulation under PUHCA. These regulations include restrictions imposed upon aggregate investments by registered holding companies in EWGs and FUCOs that are financed by contributions or guarantees by the parent holding company. These investment restrictions, issued pursuant to SEC regulations, limit registered holding company investment in EWGs and FUCOs without prior SEC approval to 50% of the registered holding company’s consolidated earnings.

The New NRG Common Stock May Be Issued in Odd Lots.

      Holders of Allowed Claims may receive, where necessary, odd lot distributions (less than 100 shares) of New NRG Common Stock. Holders may find it more difficult to dispose of odd lots in the marketplace and may face increased brokerage charges in connection with any such disposition.

Certain Tax Consequences of the Plan Raise Unsettled and Complex Legal Issues and Involve Various Factual Determinations.

      Some of the material consequences of the Plan regarding United States federal income taxes are summarized in Article XV hereof. Many of these tax issues raise unsettled and complex legal issues, and also involve various factual determinations, such as valuations, that raise additional uncertainties. No ruling from the Internal Revenue Service (“IRS”) has been or will be sought regarding the tax consequences described herein. In addition, we cannot assure you that the IRS will not challenge the various positions we have taken, or intend to take, with respect to our tax treatment, or that a court would not sustain such a challenge. For a more detailed discussion of risks relating to the specific positions we intend to take with respect to various tax issues, please review Article XV.

C.     Risks Related to Our Business and Industry

Our Revenues Are Not Predictable Because Many of Our Power Generation Facilities Operate, Wholly Or Partially, Without Long-Term Power Purchase Agreements.

      Historically, substantially all revenues from independent power generation facilities were derived under power purchase agreements having terms in excess of 15 years, pursuant to which all energy and capacity was generally sold to a single party at fixed prices. Because of changes in the industry, the percentage of facilities, including ours, with these types of long-term power purchase agreements has decreased, and it is likely that over the next several years where there is an oversupply of generation capacity, most of our facilities will operate without these agreements. Without the benefit of these types of power purchase agreements, we cannot assure you that we will be able to sell all of the power generated by our facilities or that our facilities will be able to operate profitably.

Because Wholesale Power Prices Are Subject to Extreme Volatility, the Revenues That We Generate Are Subject to Significant Fluctuations.

      We must sell all or a portion of the energy, capacity and other products from many of our facilities into wholesale power markets. The prices of such energy products in those markets are influenced by many factors outside of our control, including fuel prices, transmission constraints, supply and demand, weather, economic conditions, and the rules, regulations and actions of the system operators and regulatory regimes in those markets. In addition, unlike most other commodities, power cannot be stored and therefore must be produced concurrently with its use. As a result, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable.

We May Not Be Able to Successfully Manage the Risks Associated with the Wholesale Power Markets if a Sufficient Amount of Working Capital and Collateral Are Not Retained in the Business to Manage and Mitigate Operational and Market Risk.

      We are exposed to market risks through our power marketing business, which involves the sale of power and capacity and the procurement of fuel and emission allowances. We sell forward contracts and options and sell on the spot market, our energy, capacity and other energy products that are not otherwise committed under long-term contracts. In addition, we procure fuel and emission allowances for our facilities on the spot market. Without a sufficient amount of working capital and collateral to post as performance guarantees or margin, we may not be able to effectively manage this price volatility, and may not be able to successfully manage the other risks associated with trading in energy markets, including the risk that counterparties may not perform.

A Substantial Portion of Our Net Income Is Derived from Our California Generation Assets. Due to the Liquidity Crisis Faced by Some California Utilities, We Cannot Assure You as to the Collectibility of All Amounts Owed to Our California Affiliates.

      Our California generation assets consist primarily of a 50% interest in West Coast Power LLC, formed in 1999 with Dynegy. The West Coast Power facilities sold uncommitted power through the California Power Exchange (“PX”) and the CA ISO to PG&E, Southern California Edison Company (“SCE”), and San Diego Gas and Electric Company (“SDG&E”), the three major California investor-owned utilities. Currently, the West Coast Power facilities sell uncommitted power through CA ISO to the California Department of Water Resources (the “CDWR”).

      The combination of rising wholesale electric prices, increases in the cost of natural gas, the scarcity of hydroelectric power and regulatory limitations placed on the rates that PG&E and SCE are able to charge their retail customers, caused both PG&E and SCE to default in their payments to the California PX, CA ISO and other suppliers, including us. In March 2001, the California PX filed for bankruptcy under chapter 11 of the Bankruptcy Code, and in April 2001, PG&E filed for bankruptcy under chapter 11 of the Bankruptcy Code.

      In March 2001, certain affiliates of West Coast Power entered into a four-year contract with the CDWR pursuant to which the affiliates agreed to sell up to 1,000 MW to the CDWR for the remainder of 2001 and up to 2,300 MW from January 1, 2002 through December 31, 2004, any of which may be resold by the CDWR to utilities such as SCE, PG&E and SDG&E. The ability of the CDWR to make future payments is subject to the CDWR having a continued source of funding, whether from legislative or other emergency appropriations, from a bond issuance or from amounts collected from SCE, PG&E and SDG&E for deliveries to their customers. As a result of the present situation in California, all of our interests in California are exposed to the heightened risk of delayed payments and/or non payment regardless of whether the sales are made directly to PG&E, SCE or SDG&E or to CA ISO or the CDWR.

Construction, Expansion, Refurbishment and Operation of Power Generation Facilities Involve Significant Risks That Cannot Always Be Covered by Insurance or Contractual Protections.

      The construction, expansion and refurbishment of power generation, thermal energy production and transmission and resource recovery facilities involve many risks, including:

•	supply interruptions,

•	work stoppages,

•	labor disputes,

•	social unrest,

•	weather interferences,

•	unforeseen engineering, environmental and geological problems, and

•	unanticipated cost overruns.

      The ongoing operation of these facilities involves all of the risks described above, in addition to risks relating to the breakdown or failure of equipment or processes and performance below expected levels of output or efficiency. New plants may employ recently developed and technologically complex equipment, especially in the case of newer environmental emission control technology. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not be adequate to cover lost revenues, increased expenses or liquidated damages payments. Any of these risks could cause us to operate below expected capacity levels, which in turn could result in lost revenues, increased expenses, higher maintenance costs and penalties. As a result, a project may operate at a loss or be unable to fund principal and interest payments under its project financing agreements, which may result in a default under that project’s indebtedness.

We Are Exposed to the Risk of Natural Gas and Liquid Fuel Cost Increases and Interruption in Fuel Supply Because Our Facilities Generally Do Not Have Long-Term Natural Gas and Liquid Fuel Supply Agreements.

      Most of our domestic natural gas and liquid fuel fired power generation facilities that sell energy into the wholesale power markets purchase fuel under short-term contracts or on the spot market. Even though we attempt to hedge our known fuel requirements, we still may face the risk of supply interruptions and some fuel price volatility. The price we can obtain for the sale of energy may not rise at the same rate, or may not rise at all, to match a rise in fuel costs. This may have a material adverse effect on our financial performance.

We Often Rely on Single Suppliers and at Times We Rely on Single Customers at Our Facilities, Exposing Us to Significant Financial Risks if Either Should Fail to Perform Their Obligations.

      We often rely on a single supplier for the provision of fuel, water and other services required for operation of a facility, and at times, we rely on a single customer or a few customers to purchase all or a significant portion of a facility’s output, in some cases under long-term agreements that provide the support for any project debt used to finance the facility. The failure of any one customer or supplier to fulfill its contractual obligations to the facility could have a material adverse effect on such facility’s financial results. Consequently, the financial performance of any such facility is dependent on the continued performance by customers and suppliers of their obligations under these long-term agreements and, in particular, on the credit quality of the project’s customers and suppliers.

Because We Own Less Than 100% of Some of Our Project Investments, We Cannot Exercise Complete Control Over Their Operations.

      We have limited control over the operation of some project investments and joint ventures because our investments are in projects where we beneficially own less than 50% of the ownership interests. We seek to exert a degree of influence with respect to the management and operation of projects in which we own less than 50% of the ownership interests by negotiating to obtain positions on management committees or to receive certain limited governance rights such as rights to veto significant actions. However, we may not always succeed in such negotiations. We may be dependent on our co-venturers to construct and operate such projects. Our co-venturers may not have the level of experience, technical expertise, human resources management and other attributes necessary to construct and operate these projects. The approval of co-venturers also may be required for us to receive distributions of funds from projects or to transfer our interest in projects.

Our Access to the Capital Markets May Be Limited.

      We may require access to additional capital from outside sources from time to time. Our ability to arrange financing, either at the corporate level or on a non-recourse project-level basis, and the costs of such capital are dependent on numerous factors, including:

•	general economic and capital market conditions,

•	credit availability from banks and other financial institutions,

•	investor confidence in us, our partners and the regional wholesale power markets,

•	maintenance of acceptable credit ratings,

•	the success of current projects, and

•	provisions of tax and securities laws that may impact raising capital in this manner.

      We may not be successful in obtaining additional capital for these or other reasons. The failure to obtain additional capital from time to time may have a material adverse effect on our business and operations.

Our Holding Company Structure Limits Our Access to the Funds of Project Subsidiaries and Project Affiliates That We Will Need in Order to Service Our Corporate-Level Indebtedness.

      Substantially all of our operations are conducted by our project subsidiaries and project affiliates. Our cash flow and our ability to service our corporate-level indebtedness when due is dependent upon our receipt of cash dividends and distributions or other transfers from our projects and other subsidiaries. The debt agreements of our subsidiaries and project affiliates generally restrict their ability to pay dividends, make distributions or otherwise transfer funds to us. In addition, a substantial amount of the assets of our project subsidiaries and project affiliates has been pledged as collateral under their debt agreements.

      Our project subsidiaries and project affiliates are separate and distinct legal entities that have no obligation, contingent or otherwise, to pay any amounts due under our indebtedness or to make any funds available to us, whether by dividends, loans or other payments, and they do not guarantee the payment of our corporate-level indebtedness.

      Any right we may have to receive assets of any of our subsidiaries or project affiliates upon a liquidation or reorganization of such subsidiaries or project affiliates will be effectively subordinated to the Claims of any such subsidiary’s or project affiliate’s creditors, including trade creditors and holders of debt issued by such subsidiary or project affiliate.

      There can be no assurance that Cash available from our domestic operations and the repayment to us of loans made by us to our foreign affiliates will be sufficient to make corporate-level debt payments, as and when due. If we elect to repatriate cash from foreign subsidiaries or affiliates to make these payments in case of such a shortfall, then we may incur United States taxes, net of any available foreign tax credits, on the repatriation of such foreign cash.

     Our Degree of Leverage May Limit Our Financial and Operating Activities.

      We will have significant indebtedness even after the Plan is consummated. Further, our historical capital requirements have been significant and our future capital requirements could vary significantly and may be affected by general economic conditions, industry trends, performance, and many other factors that are not within our control. Recently, we have had difficulty financing our operations due, in part, to our significant losses and leveraged condition, and we cannot assure you that we will be able to obtain financing in the future. Even if the Plan is approved and consummated, we cannot assure you that we will not experience losses. Furthermore, upon consummation of the Plan we will have continuing capital needs for operational purposes, including repayment of the DIP Facility. Our profitability and ability to generate cash flow to meet this obligations will likely depend upon our ability to successfully implement our business strategy and meet or exceed the results forecasted in the Projections. However, we cannot assure you that we will be able to accomplish these results.

     Our Risk Management Activities May Increase the Volatility in Our Monthly Financial Results.

      We engage in commodity-related marketing and price-risk management activities in order to hedge our exposure to market risk with respect to electricity sales from our generation assets and emission allowances and fuel utilized by those assets. We generally attempt to balance our fixed-price physical and financial purchases and sales commitments in terms of contract volumes and the timing of performance and delivery obligations through the use of financial and physical derivative contracts. These derivatives are accounted in accordance with FAS 133 accounting pronouncement. As a result, most derivative contracts are marked-to-market and changes in their fair value, brought upon by fluctuations in the underlying commodity prices, flow through the income statement. As a result, we are unable to predict the impact that our risk management decisions may have on our monthly operating results or financial position.

Our Business Is Subject to Substantial Governmental Regulation and Permitting Requirements and May Be Adversely Affected by Any Future Inability to Comply with Existing or Future Regulations or Requirements.

      In General. Our business is subject to extensive energy, environmental and other laws and regulations of federal, state and local authorities. We generally are required to obtain and comply with a wide variety of licenses, permits and other approvals in order to operate our facilities. We may incur significant additional costs because of our compliance with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liability and the imposition of liens or fines. In addition, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulation may have a detrimental effect on our business. Furthermore, with the continuing trend toward stricter standards, greater regulation, more extensive permitting requirements and an increase in the assets we operate, we expect our environmental expenditures to be substantial in the future.

      Energy Regulation. PUHCA and the Federal Power Act of 1935 (“FPA”) regulate public utility holding companies and their subsidiaries and place certain constraints on the conduct of their business. PURPA provides to qualifying facilities (“QFs”) exemptions from federal and state laws and regulations, including PUHCA and most provisions of the FPA. The Energy Policy Act of 1992 also provides relief from regulation under PUHCA to exempt wholesale generators (“EWGs”) and foreign utility companies (“FUCOs”). Maintaining the status of our facilities as QFs, EWGs or FUCOs is conditioned on their continuing to meet statutory criteria, and could be jeopardized, for example, by the making of retail sales by an EWG in violation of the requirements of the Energy Policy Act. We are subject to regulation as a subsidiary of a registered holding company under PUHCA. These regulations include restrictions imposed upon aggregate investments by registered holding companies in EWGs and FUCOs that are financed by contributions or guarantees by the parent holding company. These investment restrictions, issued pursuant to SEC regulations, limit registered holding company investment in EWGs and FUCOs without prior SEC approval to 50% of the registered holding company’s consolidated earnings.

      In addition to implementing the statutory criteria for EWGs and QFs, FERC regulates the rates charged by independent power producers and power marketers. NRG’s generating companies and PMI are authorized by FERC to make power sales at market-based rates. Market-based rate authority is granted by FERC upon a showing that the requesting entity lacks market power and cannot erect barriers to entry in the market in which it operates. NRG’s generating companies and PMI operate within a broad spectrum of transmission provider and market environments, all of which are also regulated by FERC. The markets range from the mature markets of the Northeast, such as PJM, ISO-NE, and NYISO; to developing markets, such as the Midwest ISO; to markets in great flux, such as CA ISO. The ISOs also provide independent transmission service to market participants. NRG owns certain entities in the Midwest and the South that operate outside the ISO environment, where there is no market, and no independent transmission provider.

      While NRG’s generating companies and PMI are authorized to make sales at market-based rates, all are also subject to the tariff and market rules of the markets in which they operate. In certain markets, such rules are evolving. For instance, in early 2003 ISO-NE implemented its new market design. The new design dramatically alters the previous pricing scheme by adopting locational marginal pricing (pricing that can vary by location rather than a single ISO-wide price). Market rules may also include price caps or “mitigation” measures that effectively limit the prices that can be charged under market-based rate authority.

      General market rules established by FERC, and specific market rules established by the ISOs (and approved by FERC), play a significant role in determining the revenue potential of the NRG generating companies and PMI. For example, NRG believes that the current ISO-NE market design, while an improvement over the previous design, still provides insufficient opportunity for NRG to recover its reasonable costs and earn a reasonable return on investment. In response to this concern, in February 2003, NRG filed a proposed “cost of service” agreement with FERC for various of its Connecticut facilities. The filing proposed a more traditional method of establishing power prices for the Connecticut facilities. FERC did not accept the filing, however it did order an interim pricing mechanism to be effective until ISO-NE establishes other aspects of its market design that should alleviate the current pricing issues. Similarly, NYISO has a substantial restrictions on the prices for sale of capacity and energy in New York City.

      We are continually in the process of obtaining or renewing federal, state and local approvals required to operate our facilities. We are also continually seeking to influence the development of market tariffs and rules to ensure a fair opportunity to operate NRG facilities profitably. Additional regulatory approvals may be required in the future due to a change in laws, regulations or market rules, a change in our customers, or other reasons. We may not always be able to obtain all required regulatory approvals, and we may not be able to obtain necessary modifications to existing regulatory approvals or market rules, or to maintain all regulatory approvals. As a result, the operation of our facilities or the sale of electricity to third parties could be prevented or subject to additional costs.

      Environmental Regulation. In acquiring many of our facilities, we assumed on-site liabilities associated with the environmental condition of those facilities, regardless of when such liabilities arose and whether known or unknown, and in some cases agreed to indemnify the former owners of those facilities for on-site environmental liabilities. We may not at all times be in compliance with all applicable environmental laws and regulations. Steps to bring our facilities into compliance could be prohibitively expensive, and may cause us to be unable to pay our debts when due. Moreover, environmental laws and regulations can change, as detailed below.

     Federal Regulatory Initiatives

      Several federal regulatory and legislative initiatives are being undertaken in the U.S. to further limit and control pollutant emissions from fossil-fuel-fired combustion units. Although the exact impact of these initiatives is not known at this time, all of NRG’s power plants will be affected in some manner by the expected changes in federal environmental laws and regulations. In Congress, legislation has been proposed that would impose annual caps on U.S. power plant emissions of nitrogen oxides (NOx), sulfur dioxide (SO2), mercury, and, in some instances, carbon dioxide (CO2). NRG is currently participating in the debates around such legislative proposals as a member of the Electric Power Supply Association. Federal legislation relating to NOx, SO2 and mercury is likely in the next two years. The prospects for passage of the legislation relating to CO2 is more uncertain. The U.S. Environmental Protection Agency (USEPA) is scheduled to propose in December 2003 and finalize in December 2004 rules governing mercury emissions from power plants. In support of this schedule, USEPA and critical stakeholders, some of which are aligned with NRG’s interests, are presently conducting a thorough review of existing power plant mercury emissions data. Since these mercury rules have not yet been proposed and legislation has not yet supplanted them, it is not possible for NRG to determine the extent to which the rules will affect its domestic operations.

      USEPA has finalized federal rules governing ozone season NOx emissions across the eastern United States. These ozone season rules will be implemented in two phases. The first phase of restrictions will occur in the Ozone Transport Commission region during the 2003 and subsequent ozone seasons; all of NRG’s existing, wholly owned generating units in the Northeast and Mid-Atlantic regions are included in this part of the program. The second phase of NOx reductions will extend to states within the Ozone Transport Assessment Group (OTAG) region and restrict 2004 and subsequent ozone season NOx emissions in most states east of the Mississippi River. These rules require one NOx allowance to be held for each ton of NOx emitted from any fossil fuel-fired stationary boiler, combustion turbine, or combined cycle system that (i) at any time on or after January 1, 1995, served a generator with a nameplate capacity greater than 25 MWe and sold any amount of electricity or (ii) has a maximum design heat input greater than 250 mmBtu/ hr. NRG’s facilities that are subject to this rule in the Northeast and Mid-Atlantic Regions have been allocated NOx emissions allowances, but NRG expects that those allowances may not be sufficient for the anticipated operation of these facilities. Where insufficient allowances exist, NRG must purchase NOx allowances from sources holding excess allowances. The need to purchase these additional NOx allowances could have a material affect on NRG’s operations in these regions.

      During the first quarter of 2002, USEPA proposed new rules governing cooling water intake structures at existing power facilities. These rules are scheduled to be finalized by February 16, 2004. The proposed rules specify certain location, design, construction, and capacity standards for cooling water intake structures at existing power plants using the largest amounts of cooling water. These rules will require implementation of the best technology available for minimizing adverse environmental impacts unless a facility shows that such standards would result in very high costs or little environmental benefit. The proposed rules would require NRG facilities that withdraw water in amounts greater than 50 million gallons per day to submit with wastewater permit applications certain surveys, plans, operational measures, and restoration measures that combined would act to minimize adverse environmental impacts. These anticipated cooling water intake structure rules could have a material effect on NRG’s operations.

      Other federal initiatives that could affect NRG and that would govern regional haze, fine particulate matter, and ozone are underway, but under extended compliance implementation timeframes ranging from 2009 and beyond.

     Regional U.S. Regulatory Initiatives

          West Coast Region

      The El Segundo and Long Beach Generating Stations are both regulated by the South Coast Air Quality Management District’s (SCAQMD) Regional Clean Air Incentives Market (RECLAIM) program. This program, which regulates NOx emissions in the Los Angeles area, was amended on May 11, 2001, and mandated major changes with respect to air emissions control at power generation facilities in southern California. New RECLAIM Rule 2009 requires that all existing power generation facilities meet Best Available Retrofit Control Technology (BARCT) for NOx emissions from all utility boilers by January 1, 2003, and for all peaking units by January 1, 2004. Under the new rule, existing power generation facilities were required to submit compliance plans by September 1, 2001, listing how each unit at the stations would meet BARCT by the deadlines. El Segundo’s compliance plan did not propose additional NOx controls to meet BARCT since Units 3 & 4 are already equipped with acceptable SCR technology (first installed on Unit 4 in 1995 and on Unit 3 in 2001). Further, NRG is planning to decommission Units 1 & 2 so that it can build a new 621 MW combined cycle plant. SCAQMD approved the El Segundo Rule 2009 Compliance Plan on October 17, 2002, indicating that the SCRs on Units 3 & 4 meet BARCT and requiring that Units 1 & 2 be retired on or before December 31, 2002. SCAQMD approved the Long Beach Generating Station Rule 2009 Compliance Plan on April 25, 2002, which proposed modifications to the Long Beach NOx control system by December 31, 2002, and specified a new NOx emission concentration limit of 16.6 parts per million. The Long

Beach plant completed all control system modifications and demonstrated compliance with 16.6 parts per million limit before the December 31, 2002 deadline. Therefore, all Long Beach and El Segundo units have met the Rule 2009 BARCT requirement, and NRG does not at this time anticipate additional material capital expenditures associated with the amended RECLAIM rules.

          Eastern Region

      Final rules implementing changes in air regulations in the states of Massachusetts and Connecticut were promulgated in 2000. The Connecticut rules required that existing facilities reduce their emissions of SO2 in two steps, the first of which took place on January 1, 2002. The second SO2 milestone occurred on January 1, 2003. The Plants in Connecticut have operated in compliance with the first phase rules and are now operating in compliance with the second phase rules. Connecticut’s rules governing emissions of NOx were also modified in 2000 to restrict the average, non-ozone season NOx emission rate to 0.15 pound per million Btu heat input. Plans to comply with the new NOx rules, in part, through selective firing of natural gas, use of selective non-catalytic reduction (SNCR) technology presently installed at its Norwalk Harbor and Middletown Power Stations, improved combustion controls, use of emission reduction credits, and purchase of allowances. In 2002, the Connecticut legislature passed a law further tightening air emission standards by eliminating in-state emissions credit trading subsequent to January 1, 2005 as a means of meeting Department of Environmental Protection (DEP) regulatory standards for SO2 emissions from older power plants. The termination of SO2 emissions trading in Connecticut by 2005 could have a material effect on NRG’s operations in that state.

      The new Massachusetts rules set forth schedules under which six existing coal-fired power plants in-state were required to meet stringent emission limits for NOx, SO2, mercury, and CO2. The state has reserved the issue of control of carbon monoxide and particulate matter emissions for future consideration. On February 25th, 2003, NRG received from the Massachusetts Department of Environmental Protection (MADEP) a permit to install natural gas reburn technology to meet the NOx and SO2 limits specified in the new rule at its Somerset Generating Station. NRG is projected to incur total capital expenditures of approximately $5.4 million to implement the reburn technology at the Somerset Station, of which about $3.0 million remains to be spent during 2003. MADEP is evaluating the technological and economic feasibility of controlling and eliminating emissions of mercury from the combustion of solid fossil fuel in Massachusetts. Within six months of completing the feasibility evaluation, MADEP must propose emission standards for mercury, with a proposed compliance date of October 1, 2006. NRG believes it can comply with any future mercury reductions required by the rules through achieving early reductions of mercury via early implementation of the natural gas reburn technology and with its January 1, 2010 commitment to shutdown Somerset Station’s existing boiler. NRG is still considering its options with respect to how it will address MADEP’s CO2 emission standards. Such options include using early reductions of CO2 achieved through early implementation of the natural gas reburn technology or by filing a legal challenge with respect to MADEP’s legal authority to regulate CO2 emissions.

      New York proposed rules reducing allowable SO2 and NOx emissions from large, fossil-fuel-fired combustion units in New York State on February 20, 2002 (6NYCRR Part 237: Acid Deposition Reduction NOx Budget Trading Program and Part 238: Acid Deposition Reduction SO2 Budget Trading Program). As proposed, these rules would affect every NRG generator in-state. NRG provided testimony on the proposed rules in public hearings conducted in Buffalo and Albany on April 4, 2002, and May 20, 2002, respectively. In addition, NRG filed written comments on the proposed rules on May 28, 2002. NRG’s comments focused on (i) material changes in electric markets that had occurred since the conduct of studies upon which the Department of Environmental Conservation (DEC) had based their proposal, (ii) the need to increase the quantity of upwind allowances for use in offsetting in-state emissions, and (iii) the disproportionately minimal reduction in in-state acid deposition that could be expected from the significant emissions reductions proposed. NRG has received a pre-publication version of the rules that will be considered by the New York State DEC’s Environmental Board at the Board’s March 26, 2003 meeting. Indications are that the rules will provide for increased use of upwind SO2 and NOx reductions and will continue to allow for the use of early emission reductions. NRG’s strategy for complying with the new rules will be to generate early reductions of

SO2 and NOx associated with fuel switching and use such reductions to extend the timeframe for implementing technological controls, which could include the addition of flue gas desulfurization (FGD) and selective catalytic reduction (SCR) equipment. NRG anticipates that it could incur capital expenditures up to $300 million in the 2008 through 2012 timeframe to implement upgrades and modifications to its plants in New York to meet new state and federal regulatory requirements if NRG cannot address such requirements through use of compliant fuels and/or plantwide applicability limits.

      While no material impending rule changes affecting NRG’s existing facilities have been formally proposed. Delaware is considering in 2003 whether or not to develop Maximum Achievable Control Technology (MACT) standards for mercury. In support of this effort, the State is beginning to test large combustion sources for mercury emissions. In addition, the State is establishing Total Maximum Daily Loading (TMDL) standards for mercury in its watersheds. NRG is participating as a stakeholder in such policy-making efforts along with the Governor’s Energy Task Force, legislators and the Delaware Department of Natural Resources and Environmental Control (“DNREC”) to ensure that any rules promulgated adequately consider impacts on NRG’s in-state sources.

     Central Region

      The Louisiana Department of Environmental Quality has promulgated State Implementation Plan revisions to bring the Baton Rouge ozone non-attainment area into compliance with National Ambient Air Quality Standards. NRG participated in development of the revisions, which require the reduction of NOx emissions at the gas-fired Big Cajun I Power Station and coal-fired Big Cajun II Power Station to 0.1 pounds NOx per million Btu heat input and 0.21 pounds NOx per million Btu heat input, respectively. This revision of the Louisiana air rules would appear to constitute a change-in-law covered by agreement between Louisiana Generating and the electric cooperatives allowing the costs of added combustion controls to be passed through to the cooperatives. The capital cost of combustion controls required at the Big Cajun II Generating Station to meet the State’s NOx regulations will total about $10.0 million each for Units 1 & 2. Unit 3 has already made such changes.

Turmoil in the Energy Industry and Proposed Government Regulation May Affect Our Competitiveness and Profitability.

      The turmoil and uncertainty in the energy industry and proposed government regulation described more fully in Section III.A.2 above may negatively impact our competitiveness and profitability.

      THESE RISK FACTORS CONTAIN CERTAIN STATEMENTS THAT ARE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF ASSUMPTIONS, RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF NRG, INCLUDING THE IMPLEMENTATION OF THE PLAN, THE CONTINUING AVAILABILITY OF SUFFICIENT BORROWING CAPACITY OR OTHER FINANCING TO FUND OPERATIONS, ACHIEVING OPERATING EFFICIENCIES, MAINTAINING GOOD EMPLOYEE RELATIONS, EXISTING AND FUTURE GOVERNMENTAL REGULATIONS AND ACTIONS OF GOVERNMENTAL BODIES, NATURAL DISASTERS, ACTS OF TERRORISM OR WAR, INDUSTRY-SPECIFIC RISK FACTORS (AS DETAILED ABOVE) AND OTHER MARKET AND COMPETITIVE CONDITIONS. HOLDERS OF CLAIMS AND EQUITY INTERESTS ARE CAUTIONED THAT THE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE DATE MADE AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS, AND NRG UNDERTAKES NO OBLIGATION TO UPDATE ANY SUCH STATEMENTS.

XV.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of certain U.S. federal income tax consequences of the Plan to holders of Allowed Claims and Equity Interests and to Debtors. This summary is based on the Tax Code, Treasury Regulations issued thereunder, and administrative and judicial interpretations and practice, all as in effect on the date hereof and all of which are subject to change, with possible retroactive effect. Due to the lack of definitive judicial and administrative authority in a number of areas, substantial uncertainty may exist with respect to some of the tax consequences described below. No opinion of counsel has been obtained, Debtors do not intend to seek a ruling from the IRS as to any of such tax consequences, and there can be no assurance that the IRS will not challenge one or more of the tax consequences of the Plan described below.

      This summary does not apply to holders of Allowed Claims and Equity Interests that are not United States persons (as defined in the Tax Code) or that are otherwise subject to special treatment under U.S. federal income tax law (including, for example, banks, governmental authorities or agencies, financial institutions, insurance companies, pass-through entities, tax-exempt organizations, brokers and dealers in securities, mutual funds, small business investment companies, regulated investment companies, and holders who hold Allowed Claims and Equity Interests as part of a hedge, straddle, constructive sale, or conversion transaction). The following discussion assumes that all holders of Allowed Claims and Equity Interests discussed herein hold such Allowed Claims and Equity Interests as “capital assets” within the meaning of Section 1221 of the Tax Code. Moreover, this summary does not purport to cover all aspects of U.S. federal income taxation that may apply to Debtors and to holders of Allowed Claims and Equity Interests based upon their particular circumstances. Additionally, this summary does not discuss any tax consequences that may arise under state, local, and/ or foreign tax law.

      The following summary is not a substitute for careful tax planning and advice based on the particular circumstances of each holder of Allowed Claims and/ or Equity Interests. All holders are urged to consult their own tax advisors as to the U.S. federal income tax consequences, as well as any applicable state, local, and/ or foreign tax consequences, of the Plan.

A.	Certain U.S. Federal Income Tax Consequences of the Plan to Holders of Allowed Claims and Equity Interests

           1.     Consequences to Holders of Secured Claims against Noncontinuing Debtor Subsidiaries

      On the Effective Date, each holder of an Allowed Secured Claim against Noncontinuing Debtor Subsidiaries will receive the Collateral securing its Allowed Claim. The exchange by holders of Allowed Secured Claims against Noncontinuing Debtor Subsidiaries of their Claims for the Collateral securing such Claims, or for Cash in an amount equal to the proceeds actually realized from the sale of such Collateral, as set forth in the Plan, should be treated as a taxable exchange. In such case, holders should recognize gain or loss equal to the difference between (i) the fair market value of the Collateral received (or, as the case may be, the amount of Cash received from the sale of such Collateral) as of the Effective Date that is not allocable to accrued interest, and (ii) the holder’s tax basis in the debt instruments constituting the surrendered Claim. Such gain or loss should be capital in nature and should be long-term capital gain or loss if the debts constituting the surrendered Claim were held for more than one year. To the extent that a portion of the Collateral received (or, as the case may be, the amount of Cash received from the sale of such Collateral) in the exchange is allocable to accrued interest, the holder may recognize ordinary income. See “Accrued Interest,” below. A holder should obtain a tax basis in the Collateral equal to the fair market value of the Collateral on the Effective Date and should begin a holding period for the Collateral on the day following the Effective Date.

           2.     Consequences to Holders of NRG Unsecured Claims and PMI Unsecured Claims

      Pursuant to the Plan, each holder of an Allowed NRG Unsecured Claim shall receive on the Effective Date on account of such Allowed Claim its Pro Rata Share of (a) New NRG Senior Notes and (b) 100,000,000 shares of New NRG Common Stock (subject to dilution as set forth in the Plan), subject to the terms and conditions set forth in the Term Sheet. In addition, a holder of an Allowed NRG Unsecured Claim may receive, upon making the Release Election on its Ballot and pursuant to the conditions set forth in the Plan, Cash equal to its Pro Rata Share of the Release-Based Amount.

      Each holder of an Allowed PMI Unsecured Claim shall receive on the Effective Date on account of such Allowed Claim its Pro Rata Share of the New NRG Senior Notes and New NRG Common Stock allocated to holders of Allowed PMI Unsecured Claims.

      As described in the Plan, the New NRG Senior Notes will be issued under the New NRG Senior Note Indenture in an initial aggregate principal amount of $500,000,000, and, at the option of Reorganized NRG, will either accrue interest (a) commencing on the Effective Date payable semiannually in Cash at a rate of 10% per annum or (b) at a rate of 12% per annum payable in kind (“PIK”), provided, however, that any PIK interest shall be paid in Cash upon the earlier of the fifth anniversary of the Effective Date or the maturity date of the New NRG Senior Notes. The New NRG Senior Notes will mature on the seventh anniversary of the Effective Date.

      The U.S. federal income tax consequences to a holder of Allowed NRG Unsecured Claims or Allowed PMI Unsecured Claims of the respective transactions described above will depend on whether (a) the debt instruments constituting the surrendered Claims and the New NRG Senior Notes are treated as “securities,” and (b) such transaction qualifies as a tax-free reorganization under the Tax Code.

     (a) Treatment of a Debt Instrument as a “Security”

      Whether an instrument constitutes a “security” is determined based on all the facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable or contingent, and whether such payments are made on a current basis or accrued.

     (b) Treatment if the Exchange is a Reorganization

      If a debt instrument constituting a surrendered Allowed NRG Unsecured Claim and the New NRG Senior Notes are both treated as securities, the exchange of a holder’s Allowed NRG Unsecured Claim for New NRG Senior Notes, New NRG Common Stock and Cash, if any, should be treated as a recapitalization, and therefore a reorganization, under the Tax Code. Holders of surrendered Allowed NRG Unsecured Claims may recognize gain, but not loss, on the exchange. Specifically, holders may recognize (a) capital gain, subject to the “market discount” rules discussed below, to the extent of the lesser of (i) the amount of gain realized from the exchange or (ii) the amount of Cash received, if any, and (b) gain or loss with respect to accrued interest (see “Accrued Interest” discussion, below). In such case, a holder should obtain a tax basis in the New NRG Senior Notes and the New NRG Common Stock equal to the tax basis of the debt instrument constituting the Allowed NRG Unsecured Claim surrendered therefor (increased by the amount of any gain recognized and decreased by the amount of Cash received, if any), and should have a holding period for the New NRG Senior Notes and New NRG Common Stock that includes the holding period for the debt instrument constituting the surrendered Allowed NRG Unsecured Claim; provided that the tax basis of any New NRG Senior Note or share of New NRG Common Stock treated as received in satisfaction of accrued interest should equal the amount of such accrued interest, and the holding period for such New NRG Senior Note or share of New NRG Common Stock should not include the holding period of the debt instrument constituting the surrendered Allowed NRG Unsecured Claim.

      If a debt instrument constituting a surrendered Allowed NRG Unsecured Claim, but not the New NRG Senior Notes are treated as securities, the exchange of a holder’s Allowed NRG Unsecured Claim for New

NRG Senior Notes, New NRG Common Stock and Cash, if any, should be treated as a recapitalization, and therefore a reorganization, under the Tax Code. Holders of the surrendered Allowed NRG Unsecured Claims may recognize gain, but not loss, on the exchange. Specifically, holders may recognize (a) capital gain, subject to the “market discount” rules discussed below, to the extent of the lesser of (i) the amount of gain realized from the exchange or (ii) the amount of Cash received, if any, plus the issue price of the New NRG Senior Notes, and (b) ordinary income to the extent that the New NRG Senior Notes, New NRG Common Stock or Cash, if any, are treated as received in satisfaction of accrued interest on the debt instrument constituting the surrendered Allowed NRG Unsecured Claim. See “Accrued Interest” and “Issue Price of a Debt Instrument,” below. In such case, a holder should obtain a tax basis in the New NRG Common Stock equal to the tax basis of the debt instrument constituting the Allowed NRG Unsecured Claim surrendered therefor (increased by the amount of any gain recognized and decreased by the amount of Cash received, if any, and the issue price of the New NRG Senior Notes received), and should have a holding period for the New NRG Common Stock that includes the holding period for the debt instrument constituting the surrendered Allowed NRG Unsecured Claim; provided that the tax basis of any share of New NRG Common Stock treated as received in satisfaction of accrued interest should equal the amount of such accrued interest, and the holding period for such New NRG Common Stock should not include the holding period of the debt instrument constituting the surrendered Allowed NRG Unsecured Claim. A holder should obtain a tax basis in the New NRG Senior Notes equal to the issue price of the New NRG Senior Notes and should begin a holding period for the New NRG Senior Notes on the day following the Effective Date.

     (c) Treatment if the Exchange is Not a Reorganization

      If a debt instrument constituting a surrendered Allowed NRG Unsecured Claim is not treated as a security, a holder of such a Claim should be treated as exchanging its Allowed NRG Unsecured Claim for New NRG Senior Notes, New NRG Common Stock and Cash, if any, in a fully taxable exchange. Such treatment should apply to holders of Allowed PMI Unsecured Claims (without regard to whether the debts constituting such Claims are treated as securities). A holder of an Allowed NRG Unsecured Claim (or Allowed PMI Unsecured Claim, as the case may be) who is subject to fully taxable exchange treatment should recognize gain or loss equal to the difference between (i) the fair market value of the New NRG Common Stock as of the Effective Date plus the issue price of the New NRG Senior Notes and the Cash received, if any, as of the Effective Date that is not allocable to accrued interest, and (ii) the holder’s basis in the debt instrument constituting the surrendered Allowed NRG Unsecured Claim (or Allowed PMI Unsecured Claim). Such gain or loss should be capital in nature (subject to the “market discount” rules described below) and should be long-term capital gain or loss if the debts constituting the surrendered Allowed NRG Unsecured Claim (or Allowed PMI Unsecured Claim) were held for more than one year. To the extent that a portion of the New NRG Senior Notes, New NRG Common Stock or Cash received, if any, in the exchange is allocable to accrued interest, the holder may recognize ordinary income. See “Accrued Interest,” below. A holder’s tax basis in the New NRG Common Stock received should equal the fair market value of the New NRG Common Stock as of the Effective Date, and a holder’s tax basis in a New NRG Senior Note received should equal its issue price. A holder’s holding period for the New NRG Senior Notes and New NRG Common Stock should begin on the day following the Effective Date.

     (d) Accrued Interest

      To the extent that any amount received by a holder of a surrendered Allowed Claim under the Plan is attributable to accrued interest, such amount should be taxable to the holder as interest income. Conversely, a holder of a surrendered Allowed Claim may be able to recognize a deductible loss (or, possibly, a write-off against a reserve for worthless debts) to the extent that any accrued interest on the debt instruments constituting such Claim was previously included in the holder’s gross income but was not paid in full by Debtors. Such loss may be ordinary, but the tax law is unclear on this point.

      The extent to which the consideration received by a holder of a surrendered Allowed Claim will be attributable to accrued interest on the debts constituting the surrendered Allowed Claim is unclear. Treasury Regulations generally treat a payment under a debt instrument first as a payment of accrued and untaxed interest and then as a payment of principal. Pursuant to the Plan, all distributions in respect of any Claim will be allocated first to the principal amount of such Claim, to the extent otherwise permitted and as determined for federal income tax purposes, and thereafter to the remaining portion of such Claim, if any.

     (e) Issue Price of a Debt Instrument

      The determination of “issue price” for purposes of this analysis will depend, in part, on whether the debt instruments issued to a holder or the debt instruments surrendered under the Plan are traded on an “established securities market” at any time during the sixty (60) day period ending thirty (30) days after the Effective Date. In general, a debt instrument (or the property exchanged therefor) will be treated as traded on an established market if (a) it is listed on (i) a qualifying national securities exchange, (ii) certain qualifying interdealer quotation systems, or (iii) certain qualifying foreign securities exchanges; (b) it appears on a system of general circulation that provides a reasonable basis to determine fair market value; or (c) the price quotations are readily available from dealers, brokers or traders. The issue price of a debt instrument that is traded on an established market (or that is issued for another debt instrument so traded) would be the fair market value of such debt instrument (or such other debt instrument so traded) on the issue date as determined by such trading. The issue price of a debt instrument that is neither so traded nor issued for another debt instrument so traded would be its stated principal amount (providing that the interest rate on the debt instrument exceeds the applicable IRS federal rate). Gain or loss, if any, recognized by holders who receive debt instruments under the Plan may be subject to the “market discount” rules, discussed below.

     (f) Market Discount

      Under the “market discount” provisions of Sections 1276 through 1278 of the Tax Code, some or all of the gain realized by a holder exchanging the debt instruments constituting its Allowed Claim for new debt instruments may be treated as ordinary income (instead of capital gain), to the extent of the amount of “market discount” on the debts constituting the surrendered Allowed Claim.

      In general, a debt instrument is considered to have been acquired with “market discount” if its holder’s adjusted tax basis in the debt instrument is less than (i) the sum of all remaining payments to be made on the debt instrument, excluding “qualified stated interest” or, (ii) in the case of a debt instrument issued with OID, its adjusted issue price, by at least a de minimis amount (equal to 0.25 percent of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity).

      Any gain recognized by a holder on the taxable disposition of surrendered debts (determined as described above) that had been acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while such debts were considered to be held by the holder (unless the holder elected to include market discount in income as it accrued). To the extent that the surrendered debts that had been acquired with market discount are exchanged in a tax-free or other reorganization transaction for New NRG Senior Notes or New NRG Common Stock (as may occur here), any market discount that accrued on such debts but was not recognized by the holder may be required to be carried over to the New NRG Senior Notes received therefor and any gain recognized on the subsequent sale, exchange, redemption or other disposition of such New NRG Senior Notes or New NRG Common Stock may thereby be treated as ordinary income to the extent of the accrued but unrecognized market discount with respect to the exchanged debt instrument.

3.	Consequences to Holders of Unsecured Noncontinuing Debtor Subsidiary Claims and Securities Litigation Claims

      On the Effective Date, all Securities Litigation Claims and all Unsecured Noncontinuing Debtor Subsidiary Claims will be canceled and holders of such Claims will receive no distribution under the Plan. Section 166(a)(1) of the Tax Code permits a “worthless debt deduction” for any debt which becomes worthless within the taxable year, either in whole or in part, to the extent charged off within the taxable year. Thus, holders of Securities Litigation Claims or Unsecured Noncontinuing Debtor Subsidiary Claims should be entitled to worthless debt deductions. The rules governing the timing and amount of worthless debt deductions place considerable emphasis on the facts and circumstances of the holder, the obligor, and the instrument with respect to which the deduction is claimed; holders are therefore urged to consult their tax advisors with respect to their ability to take such a deduction.

B.     Certain U.S. Federal Income Tax Consequences of the Plan to Debtors

1.	Receipt of Xcel Contribution

      The Xcel Contribution should be treated as a contribution to the capital of NRG by Xcel. As such, no gain or loss should be recognized by Debtors upon receipt of the Xcel Contribution.

2.	Cancellation of Indebtedness and Reduction of Tax Attributes

      As a result of the Plan and the Xcel Contribution, Debtors’ aggregate outstanding indebtedness will be substantially reduced. In general, absent an exception, a debtor will recognize cancellation of debt income (“CODI”) upon discharge of its outstanding indebtedness for an amount less than its adjusted issue price. The amount of CODI, in general, is the excess of (a) the adjusted issue price of the indebtedness discharged, over (b) the sum of the issue price of any new indebtedness of the taxpayer issued, the amount of cash paid and the fair market value of any other consideration (including stock of Debtor(s)) given in exchange for such indebtedness at the time of the exchange.

      A debtor is not, however, required to include any amount of CODI in gross income if such debtor is under the jurisdiction of a court in a Title 11 bankruptcy proceeding and the discharge of debt occurs pursuant to that proceeding. Instead, as a price for such exclusion, Section 108 of the Tax Code requires the debtor to reduce (as of the first day of the next taxable year) its tax attributes by the amount of CODI which it excluded from gross income. As a general rule, tax attributes will be reduced in the following order: (a) net operating losses (“NOLs”), (b) most tax credits, (c) capital loss carryovers, (d) tax basis in assets (but not below the amount of liabilities to which the debtor remains subject), and (e) foreign tax credits. A debtor with CODI may elect first to reduce the basis of its depreciable assets under Section 108(b)(5) of the Tax Code.

      The amount of CODI (and accordingly the amount of tax attributes required to be reduced), will depend, inter alia, on the issue prices of the debt instruments issued under the Plan, and on the fair market value of the New NRG Common Stock to be issued. These values cannot be known with certainty until after the Effective Date. Thus, although it is expected that a reduction of tax attributes will be required, the exact amount of such reduction cannot be predicted.

      Pursuant to temporary regulations issued by the United Stated Treasury Department in August 2003, any required reduction in tax attributes of a member of a consolidated group applies first to any tax attributes attributable to the debtor realizing the CODI at issue. To the extent the debtor reduces its tax basis in the stock of another member of the consolidated group, such other member is required to reduce its tax attributes by an equivalent amount. In addition, if the amount of CODI exceeds the tax attributes subject to reduction attributable to such debtor, the regulations require the reduction of consolidated tax attributes (other than tax basis in assets) attributable to other members of the debtor’s consolidated group. However, because NRG and its subsidiaries do not intend to file a consolidated return prior to the Effective Date, the temporary regulations are not expected to apply to the Debtors. Instead, each Debtor will reduce its own tax attributes by the amount of CODI realized by such Debtor in accordance with the rules described above.

3.	Limitation of Net Operating Loss Carryovers and Other Tax Attributes

      Section 382 of the Tax Code generally imposes an annual limitation on a corporation’s use of its NOLs (and may limit a corporation’s use of certain built-in losses if such built-in losses are recognized within a five-year period following an ownership change) if a corporation undergoes an “ownership change.” This discussion describes the limitation determined under Section 382 of the Tax Code in the case of an “ownership change” as the “Section 382 Limitation”. The annual Section 382 Limitation on the use of pre-

change losses (the NOLs and built-in losses recognized within the five year post-ownership change period) in any “post change year” is generally equal to the product of the fair market value of the loss corporation’s outstanding stock immediately before the ownership change multiplied by the long term tax-exempt rate in effect for the month in which the ownership change occurs. The long-term tax-exempt rate is published monthly by the IRS and is intended to reflect current interest rates on long-term tax-exempt debt obligations. Section 383 of the Tax Code applies a similar limitation to capital loss carryforward and tax credits. As discussed below, however, special rules may apply in the case of a corporation which experiences an ownership change as the result of a bankruptcy proceeding.

      In general, an ownership change occurs when the percentage of the corporation’s stock owned by certain “5 percent shareholders” increases by more than 50 percentage points in the aggregate over the lowest percentage owned by them at any time during the applicable “testing period” (generally, the shorter of (a) the 36-month period preceding the testing date or (b) the period of time since the most recent ownership change of the corporation). A “5 percent shareholder” for this purpose includes, generally, an individual or entity that directly or indirectly owns 5 percent or more of a corporation’s stock during the relevant period and one or more groups of shareholders that own less than 5 percent of the value of the corporation’s stock. Under applicable Treasury Regulations, an ownership change with respect to an affiliated group of corporations filing a consolidated return that have consolidated NOLs is generally measured by changes in stock ownership of the parent corporation of the group.

      The issuance under the Plan of New NRG Common Stock, along with the cancellation of existing Equity Interests in NRG through the Plan, is expected to cause an ownership change to occur with respect to Debtors’ consolidated group on the Effective Date. As a result, the Section 382 Limitation will be applicable to the utilization by Debtors’ consolidated group of their NOLs and built-in losses following the Effective Date. This limitation is independent of, and in addition to, the reduction of tax attributes described in the preceding section resulting from the exclusion of CODI. Similarly, the ability of Debtors’ consolidated group to use any remaining capital loss carryforwards and tax credits will also be limited.

      Section 382(l)(5) of the Tax Code provides a special rule applicable in the case of a bankruptcy reorganization (the “Section 382(l)(5) Rule”). If a corporation qualifies for the Section 382(l)(5) Rule, the annual Section 382 Limitation will not apply to the corporation’s NOL on account of an ownership change occurring as a result of the bankruptcy reorganization. The Section 382(l)(5) Rule does, however, require that the corporation’s NOL and credit carryovers be computed without taking into account the aggregate amount of all interest deductions in respect of debt exchanged for the corporation’s stock during the three prior taxable years and the portion of the current taxable year ending on the date of the ownership change (such interest hereinafter called “Disqualified Interest”). The corporation will qualify under the Section 382(l)(5) Rule if the corporation’s pre-bankruptcy shareholders and holders of certain debt (“Qualifying Debt”) own at least 50% of the stock of the corporation after the bankruptcy reorganization, and the corporation does not elect not to apply the Section 382(l)(5) Rule. Qualifying Debt is a claim which (i) was held by the same creditor for at least 18 months prior to the bankruptcy filing or (ii) arose in the ordinary course of a corporation’s trade or business and has been owned, at all times, by the same creditor. Indebtedness will be treated as arising in the ordinary course of a corporation’s trade or business if such indebtedness is incurred by the corporation in connection with the normal, usual or customary conduct of the corporation’s business. For the purpose of determining whether a claim constitutes Qualifying Debt, special rules may in some cases apply to treat a subsequent transferee as the transferor creditor.

      If the exchanges contemplated by the Plan qualify for tax treatment under the Section 382(l)(5) Rule, Debtors’ NOL carryover will be available for future use without any Section 382 Limitation (after reduction of Debtors’ NOLs by Disqualified Interest). However, under the Section 382(l)(5) Rule, if there is a second ownership change during the two-year period immediately following consummation of the Plan, the Section 382 Limitation after the second ownership change shall be zero. The determination of the application of the Section 382(l)(5) Rule is highly fact specific and dependent on circumstances that are difficult to assess accurately, and thus, Debtors are uncertain whether they will qualify for the Section 382(l)(5) Rule.

      If the exchanges do not qualify for tax treatment under the Section 382(l)(5) Rule or Debtors elect not to utilize the Section 382(l)(5) Rule, Debtors’ use of NOLs to offset taxable income earned after an ownership change will be subject to the annual Section 382 Limitation. Since Debtors are in bankruptcy, however, Section 382(l)(6) of the Tax Code will apply. Section 382(l)(6) of the Tax Code provides that, in the case of an ownership change resulting from a bankruptcy proceeding of a debtor, the value of the debtor’s stock for the purpose of computing the Section 382 Limitation will generally be calculated by reference to the net equity value of debtor’s stock immediately after the ownership change (rather than immediately before the ownership change, as is the case under the general rule for non-bankruptcy ownership changes). Accordingly, under this rule the Section 382 Limitation would generally reflect the increase in the value of a debtor’s stock resulting from the conversion of debt to equity in the proceeding. Although it is impossible to predict what the net equity value of Debtors will be immediately after the exchanges contemplated by the Plan, Debtors’ use of NOLs is expected to be substantially limited after those exchanges.

     4.     Alternative Minimum Tax

      In general, an alternative minimum tax (“AMT”) is imposed on a corporation’s alternative minimum taxable income (“AMTI”) at a 20% rate to the extent such tax exceeds the corporation’s regular federal income tax for the year. AMTI is generally equal to regular taxable income with certain adjustments. For purposes of computing AMT, certain tax deductions and other beneficial allowances are modified or eliminated. For example, except for alternative tax NOLs generated in or deducted as carryforwards in taxable years ending in 2001 and 2002 which can offset 100% of a corporation’s AMTI, only 90% of a corporation’s AMTI may be offset by available alternative tax NOL carryforwards. Additionally, under Section 56(g)(4)(G) of the Tax Code, an ownership change (as discussed above) that occurs with respect to a corporation having a net unrealized built-in loss in its assets will cause, for AMT purposes, the adjusted basis of each asset of the corporation immediately after the ownership change to be equal to its proportionate share (determined on the basis of respective fair market values) of the fair market value of the assets of the corporation (determined under Section 382(h) of the Tax Code) immediately before the ownership change.

      Certain legislative proposals currently being considered by Congress would eliminate the AMT for corporations. As of the date hereof, it is unclear whether any such proposal will be enacted and, if enacted, have an effective date that applies to the Plan.

C.     Certain U.S. Federal Income Tax Consequences as a Result of the Xcel Settlement

      NRG and Xcel believe that the proposed Xcel Settlement provides the maximum tax benefits permitted under the applicable tax rules and allocates those benefits equitably.

      When shares become worthless, the owner of the shares is generally entitled to a worthless stock deduction equal to the owner’s tax basis in the shares. Xcel’s tax basis in its NRG shares exceeds $2 billion. A worthless stock deduction, recognized upon cancellation of Xcel’s shares pursuant to an effective Plan, is expected to produce a federal income tax benefit to Xcel of approximately $700 million. Xcel would receive a portion of that benefit as a cash refund of federal income taxes paid in earlier years. If NRG emerges from bankruptcy in 2003, Xcel would receive approximately $355 million in the first part of 2004. If NRG emerges in 2004, Xcel would receive an estimated $250 million in early 2005. Xcel would receive the balance of the tax benefit in the form of lower estimated tax payments in the year NRG emerges from bankruptcy and in later years, but only to the extent that Xcel generates taxable income in those years.

      Under the proposed settlement, Xcel would retain the tax benefit generated by its worthless stock deduction but would use a substantial portion of the benefit to fund its payments to NRG. As partial consideration for those payments, NRG would relinquish certain tax claims against Xcel. Before the March 2001 public offering of NRG shares, NRG and its eligible subsidiaries were members of the Xcel consolidated federal income tax group and parties, with Xcel, to a tax allocation agreement dated as of December 2000. As a result of the March 2001 public offering, NRG and its subsidiaries ceased to be members of the Xcel consolidated federal income tax group. NRG and its eligible subsidiaries became eligible for re-inclusion in the Xcel group after Xcel repurchased the publicly-held NRG shares in June 2002. Under the tax rules, however, a former member’s re-inclusion in a consolidated tax group is neither mandatory nor automatic, and Xcel has taken no steps to re-consolidate NRG or its subsidiaries.

      During the settlement negotiations discussed in Section IV.E.3 above, NRG claimed that Xcel was obligated to re-include NRG and its eligible subsidiaries in the Xcel federal consolidated group and to treat the December 2000 tax allocation agreement as applying to the allocation of federal income taxes as between Xcel and NRG. Xcel disputed, and continues to dispute, its obligation to take these actions. If NRG and its eligible subsidiaries were re-included in the Xcel group and the tax allocation agreement were treated as applying to the allocation of federal income taxes as between Xcel and NRG, NRG’s tax losses from June 2002 through the effectiveness of the Plan would offset the taxable income of Xcel and other Xcel subsidiaries, the Xcel group’s overall taxes would be reduced, and Xcel would pay NRG the federal income taxes saved from the use of NRG’s losses. Xcel and NRG estimate that the payment for the period from June to December 2002 would be approximately $200 million and that the payment for calendar year 2003 would be approximately $180 million if the tax allocation agreement governed. If NRG and its eligible subsidiaries were re-included in the Xcel group as of June 2002, however, the tax rules would most likely prevent Xcel from claiming a worthless stock deduction with respect to its investment in NRG. Accordingly, Xcel would lose a significant tax benefit that it intended to use to fund the Xcel Contribution.

      NRG is also expected to emerge from bankruptcy with tax benefits of its own, principally in the form of substantial net operating loss carryforwards. Those benefits could range from approximately $380 million to $560 million in present value terms depending upon the year of emergence and the bankruptcy tax rules that apply to NRG. To benefit from its loss carryforwards, NRG must generate taxable income in future years. (NRG’s net operating loss carryforwards and the tax rules that may apply to them are discussed in Section XV.B.3 above). NRG’s federal income tax loss carryforwards would be reduced if NRG and its subsidiaries were re-consolidated with Xcel by the amount of NRG losses used to offset the taxable income of Xcel and other Xcel subsidiaries. In addition, those carryforwards would be eliminated if Xcel claimed a worthless stock deduction before the year in which the Plan becomes effective. The proposed settlement prevents NRG’s federal net operating loss carryforwards from being reduced or eliminated as the result of such events.

      THE DISCUSSION IN THIS SECTION XV.C CONTAINS CERTAIN STATEMENTS THAT ARE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF ASSUMPTIONS, RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF NRG, INCLUDING BUT NOT LIMITED TO EXISTING AND FUTURE GOVERNMENTAL REGULATIONS AND ACTIONS OF GOVERNMENTAL BODIES. THE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE DATE MADE AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE OR ACTUAL RESULTS. ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS, AND NRG UNDERTAKES NO OBLIGATION TO UPDATE ANY SUCH STATEMENTS.

D.	Backup Withholding and Reporting

      Debtors will withhold all amounts required by law to be withheld from payments of interest and dividends. Debtors will comply with all applicable reporting requirements of the Tax Code.

      THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN ARE COMPLEX. THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF SUCH HOLDER’S CIRCUMSTANCES AND INCOME TAX SITUATION. ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS SHOULD CONSULT WITH THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTION CONTEMPLATED BY THE PLAN, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY CHANGE IN APPLICABLE TAX LAWS.

XVI.

RECOMMENDATION

      In the opinion of the Debtors, the Plan is preferable to the alternatives described herein because it provides for a larger distribution to the holders than would otherwise result in a liquidation under Chapter 7 of the Bankruptcy Code. In addition, any alternative other than confirmation of the Plan could result in extensive delays and increased administrative expenses resulting in smaller distributions to the holders of Claims. Accordingly, the Debtors recommend that holders of Claims entitled to vote on the Plan support confirmation of the Plan and vote to accept the Plan.

Respectfully submitted,

NRG ENERGY, INC.

By:	/s/ SCOTT J. DAVIDO

Name: Scott J. Davido

Title:	Senior Vice President and General Counsel

NRG FINANCE COMPANY I, LLC

By:	/s/ SCOTT J. DAVIDO

Name: Scott J. Davido

Title:	Vice President

NRG CAPITAL LLC

By:	/s/ SCOTT J. DAVIDO

Name: Scott J. Davido

Title:	Vice President

NRG POWER MARKETING, INC.

By:	/s/ SCOTT J. DAVIDO

Name: Scott J. Davido

Title:	Vice President and Secretary

NRGENERATING HOLDINGS (NO. 23) B.V.

By:	/s/ SCOTT J. DAVIDO

Name: Scott J. Davido

Title:	Director

Dated: October 10, 2003

Prepared by:

Matthew A. Cantor
Robert G. Burns
Michael A. Cohen
KIRKLAND & ELLIS LLP
Citigroup Center
153 East 53rd Street
New York, New York 10022-4675
(212) 446-4800

COUNSEL TO DEBTORS AND DEBTORS IN POSSESSION